EXHIBIT 99.1

EchoStar Communications Corporation
9601 S. Meridian Blvd.
Englewood, Colorado 80112

[          ], 2007

Dear EchoStar Communications Corporation Shareholder:

We are pleased to inform you that on [          ], 2007, the Board of Directors of EchoStar Communications Corporation approved the spin-off of EchoStar Holding Corporation, a wholly-owned subsidiary of EchoStar Communications Corporation. EchoStar Holding Corporation will hold the technology and certain infrastructure assets of EchoStar Communications Corporation. EchoStar Communications Corporation will retain its consumer pay-TV business, DISH Network. We believe that our separation into two independent publicly-traded companies is in the best interests of each of the businesses. Immediately following the completion of the spin-off, EchoStar Communications Corporation intends to change its name to “DISH Network Corporation”.

The spin-off of EchoStar Holding Corporation is anticipated to occur on or about [          ], 2007 by way of a pro rata dividend to EchoStar Communications Corporation shareholders. For each share of EchoStar Communications Corporation Class A common stock or Class B common stock you hold as of 5:00 p.m., New York City time, on [          ], 2007, which is the record date of the spin-off, you will be entitled to receive a dividend of [          ] a share of the same class of EchoStar Holding Corporation common stock. Please note that if you sell your shares of Class A common stock of EchoStar Communications Corporation after the record date but before the distribution date, the buyer of those shares will be entitled to receive the shares of our Class A common stock issuable in respect of the shares sold. The distribution of shares will be made in book-entry form. No fractional shares of EchoStar Holding Corporation Class A or Class B common stock will be issued. If you would have been entitled to a fractional share of EchoStar Holding Corporation Class A common stock in the distribution, you will receive cash in lieu of a fractional share interest.

Shareholder approval of the spin-off is not required, and you are not required to take any action to receive shares of EchoStar Holding Corporation common stock.

Immediately following the spin-off, you will own shares of common stock of both EchoStar Communications Corporation and EchoStar Holding Corporation. EchoStar Communications Corporation Class A common stock will continue to trade on the Nasdaq Global Market under the symbol “DISH.” We intend to list our Class A common stock on the Nasdaq Global Market under the symbol “[          ]”.

We expect the spin-off to be tax-free for all shareholders of EchoStar Communications Corporation, except for any cash received in lieu of fractional shares. To that end, we have requested a ruling from the Internal Revenue Service confirming that the spin-off will be tax free to shareholders of EchoStar Communications Corporation for U.S. federal income tax purposes. The spin-off is subject to certain customary conditions, including the receipt of any necessary regulatory approvals.

The enclosed information statement, which is being mailed to all EchoStar Communications Corporation shareholders, describes the spin-off and contains important information about EchoStar Holding Corporation, including its historical and pro forma combined financial statements.

We look forward to your continued support as a shareholder in both EchoStar Communications Corporation and EchoStar Holding Corporation.

Sincerely,

Charles W. Ergen
Chairman and Chief Executive Officer

EchoStar Holding Corporation
90 Inverness Circle East
Englewood, Colorado 80112

[          ], 2007

Dear EchoStar Holding Corporation Shareholder:

It is my pleasure to welcome you as a shareholder of our new company, EchoStar Holding Corporation. As an independent, publicly-traded company, we believe we can more effectively focus on our objectives and satisfy the strategic needs of our company. In addition, we will have the opportunity to offer our employees incentive opportunities linked to our performance as an independent, publicly-traded company, which we believe will enhance employee performance.

EchoStar Holding Corporation intends to operate two primary businesses, a digital set-top box business and a fixed satellite services business:

•	Digital Set-Top Boxes. Our set-top box business designs, develops and distributes award-winning digital set-top boxes and related products for direct-to-home satellite service providers. In 2006, our set-top box business shipped over nine million set-top boxes. Most of these set-top boxes were sold to EchoStar Communications Corporation, but we also sold set-top boxes to Bell ExpressVu and other international customers.

•	Fixed Satellite Services. Our fixed satellite services business will be developed using the nine owned or leased in-orbit satellites and related FCC licenses, a network of seven full service digital broadcast centers, and leased fiber optic capacity with points of presence in approximately 150 cities that will be contributed to us by EchoStar Communications Corporation. We expect that our primary customer will initially be EchoStar Communications Corporation. However, we will also lease capacity in the spot market and to government and enterprise customers.

We intend to list our Class A common stock on the Nasdaq Global Market under the symbol “[          ]”. We expect that our Class A common stock will begin trading on [          ], 2007.

I invite you to learn more about EchoStar Holding Corporation by reviewing the enclosed information statement. We thank you in advance for your support as a shareholder in EchoStar Holding Corporation.

Sincerely,

Charles W. Ergen
Chairman and Chief Executive Officer

Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission.

SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2007

INFORMATION STATEMENT

ECHOSTAR HOLDING CORPORATION
90 Inverness Circle E.
Englewood, Colorado 80112

Class A Common Stock
Class B Common Stock
(par value $0.001 per share)

We are sending this information statement to you to describe the spin-off of EchoStar Holding Corporation. Prior to the spin-off described in this information statement, we were a wholly-owned subsidiary of EchoStar Communications Corporation, which we refer to as ECC. We are engaged in the design, development and distribution of set-top boxes, antennae and other equipment for the “direct to home” satellite television industry. Following the spin-off, we will also be engaged in the provision of fixed satellite transmission services. We expect that the spin-off will be tax-free to ECC shareholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares. Immediately following the spin-off, ECC intends to change its name to “DISH Network Corporation”.

For each share of ECC Class A common stock or ECC Class B common stock held by you as of 5:00 p.m., New York City time, on [          ], 2007, the record date for the spin-off, you will receive [          ] of a share of the same class of our common stock. The distribution of shares will be made in book-entry form. No fractional shares of EchoStar Holding Corporation Class A or Class B common stock will be issued. If as a result of the foregoing ratio you would be entitled to receive a fraction of a share of our Class A common stock, you will receive cash in lieu of such fractional share interest. We expect the shares of our Class A common stock and Class B common stock to be distributed by ECC to you on or about [          ], 2007, which we refer to as the distribution date.

No vote of ECC’s shareholders is required in connection with the spin-off. We are not asking you for a proxy and you are requested not to send us a proxy. No action is required of you to receive shares of our common stock, which means that:

•	you will not be required to pay for the shares of any class of our common stock that you receive in the spin-off, and

•	you do not need to surrender or exchange shares of any class of ECC common stock in order to receive shares of our common stock, or to take any other action in connection with the spin-off.

There is no current trading market for any class of our common stock. We expect, however, that a limited trading market for our Class A common stock, commonly known as a “when issued” trading market, will develop shortly after the record date for the spin-off, and we expect “regular way” trading of our Class A common stock will begin the first trading day after the distribution date. We intend to list our Class A common stock on the Nasdaq Global Market under the symbol “[          ]”. Immediately following the spin-off, all of our Class B common stock will be owned beneficially by Charles W. Ergen, our Chairman and Chief Executive Officer. Mr. Ergen will immediately after the distribution date own approximately [     ]% of our outstanding equity and possess approximately [     ]% of the total voting power represented by all of our common stock, which is equivalent to his ownership and voting interests in ECC.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is [          ], 2007.

i

SUMMARY

This summary highlights information contained elsewhere in this information statement and provides an overview of our company and the material aspects of our spin-off from ECC. It is intended for convenience only and should not be considered complete. You should read the entire information statement carefully, particularly the risk factors discussed beginning on page 14, and our combined audited and unaudited historical and unaudited pro forma financial statements and notes to those statements appearing elsewhere in this information statement. References in this information statement to (i) “EHC,” “Spinco,” “we,” “our” and “us” refer to EchoStar Holding Corporation and its consolidated subsidiaries, after giving effect to the spin-off and (ii) “EchoStar Communications Corporation”, “ECC” and “DISH Network” refer to EchoStar Communications Corporation and its consolidated subsidiaries, other than us, unless the context otherwise requires. The transaction in which we will be separated from ECC is sometimes referred to in this information statement as the “separation,” the “distribution” or the “spin-off.”’

We describe in this information statement the businesses to be transferred to us by ECC in connection with the spin-off as if the transferred businesses were our business. However, we are a newly formed entity and we have not conducted any operations prior to the spin-off. Our historical and pro forma financial data included in this information statement may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since changes will occur in our operations and capitalization as a result of our spin-off from ECC.

Our historical combined financial statements reflect the historical financial position and results of operations of entities included in the consolidated financial statements of ECC, representing almost exclusively ECC’s set-top box business, using the historical results of operations and historical bases of assets and liabilities of this business. Our historical combined financial statements included herein reflect sales to ECC at cost and do not include certain satellites, uplink and satellite transmission assets, real estate and other assets and related liabilities that will be contributed to us by ECC in the spin-off. These assets and liabilities, which will primarily comprise our fixed satellite services business, have been separately audited and are included in the Statement of Net Assets to be Contributed by ECC and Unaudited Pro Forma Combined and Adjusted Financial Information included herein. The financial condition and results of operations of our fixed satellite services business have not been included in our historical combined financial statements because our fixed satellite services business was operated as an integral part of ECC’s subscription television business and did not constitute a “business” in the historical financial statements of ECC. Our historical financial data also does not include financial information of Sling Media, Inc., which was recently acquired by ECC and will be contributed to us in the spin-off. Sling Media’s audited consolidated financial statements are included elsewhere in this information statement, and its historical financial information also has been included in our Unaudited Pro Forma Combined and Adjusted Financial Information.

ECHOSTAR HOLDING CORPORATION

Our Business

We intend to operate two primary businesses, a digital set-top box business and a fixed satellite services business. We expect that the primary customer for each of these businesses initially will be ECC.

Digital Set-Top Boxes

Our set-top box business designs, develops and distributes award-winning digital set-top boxes and related products for direct-to-home satellite service providers. In 2006, our set-top box business shipped over nine million set-top boxes. Most of these set-top boxes were sold to ECC, but we also sold set-top boxes to Bell ExpressVu and other international customers. We currently employ over 700 engineers in our set-top box business.

Fixed Satellite Services

Our fixed satellite services business will be developed using the nine owned or leased in-orbit satellites and related FCC licenses, a network of seven full service digital broadcast centers, and leased fiber optic capacity with points of presence in approximately 150 cities. All of these assets and related contracted liabilities will be contributed to us in the spin-off. We expect that our primary customer initially will be ECC. However, we will also lease capacity in the spot market and to government and enterprise customers.

Other Business Opportunities

ECC has entered into agreements to construct and launch an S-band satellite and to lease its transponder capacity to a Hong Kong joint venture, which in turn will sublease a portion of the transponder capacity to an affiliate of a Chinese governmental entity to support the development of satellite-delivered mobile video services in China. ECC has also recently completed several strategic investments and we intend to evaluate strategic development and investment opportunities both in the United States and in international markets. These investments of ECC will be transferred to us as part of the spin-off, and are part of our strategy to expand our business and support the development of new satellite-delivered services, such as mobile video services. The expertise we develop through these investments may also help us to improve and expand the services that we provide to our existing customers. However, these investments involve a high degree of risk and are concentrated in a few companies. The risks of these investments include, among other things, the risks that required regulatory approvals and other conditions may not be obtained or satisfied, that these companies may not be able to enter into distribution and other relationships, and that the companies in which we invest or with whom we partner may not be able to compete effectively in their markets or that there may be insufficient demand for the new services planned by these companies.

Sling Media, Inc.

Sling Media, Inc. was acquired in October 2007 by ECC and will be transferred to us as part of the spin-off. Sling Media is the maker of the Slingbox, which allows consumers to watch and control their television programming at any time, from any location, using personal computers, personal digital assistants, smartphones and other digital media devices. This information statement includes historical financial statements and other information regarding Sling Media.

Our Strategy

We intend to pursue the following key strategies:

•	Expand set-top box business to additional customers. We believe our separation from ECC may enhance our opportunities to sell set-top boxes to a broader group of multi-channel video distributors. Historically, certain multi-channel video distributors have perceived us as a competitor due to our affiliation with ECC. After the spin-off, we believe we could have opportunities to enter into commercial relationships with these multi-channel video distributors. There can be no assurance, however, that we will be successful in entering into any of these commercial relationships, particularly if we continue to be perceived as affiliated with ECC as a result of common ownership and related management.

•	Leverage satellite capacity and related infrastructure. Our fixed satellite services business has excess satellite and leased fiber capacity that we believe was in large part created through innovation and operational efficiencies at ECC. While we expect that ECC will initially be our primary customer for fixed satellite services, we believe market opportunities exist to utilize our capacity to provide digital video distribution, satellite-delivered IP, corporate communications and government services to a broader customer base.

•	Offer comprehensive network infrastructure solutions. We intend to leverage our over 700 engineers to customize infrastructure solutions for a broader base of customers. For example, we could offer a customer the ability to deliver a fully integrated video programming delivery solution, incorporating our satellite and backhaul capacity, customized set-top boxes and network design and management services.

•	Capitalize on change in regulations. Changes in federal law and regulations applicable to the set-box industry may create opportunities for us to expand our business.

•	Digital transition. Congress has mandated that by February 2009 all network broadcasts be transmitted digitally, which will require households that receive over-the-air broadcast signals with an analog television to obtain a digital converter device. This digital converter device is a new product and we believe that we are in a position to develop and market devices that could allow us to effectively compete in this new market.

•	Removable security systems. The Federal Communications Commission, or FCC, mandated that by July 2007 cable providers use removable security modules to provide conditional access security for television content. The FCC intends for this regulation to spur competition in the retail cable set-top box market, providing an even playing field between leased cable set-top boxes and retail-bought, cable-ready TVs and cable set-top box equipment. We believe this new regulation may create an opportunity for us to compete on a more level field in the domestic market for cable set-top boxes.

•	Exploit international opportunities. We believe that direct-to-home satellite service is particularly well-suited for countries without extensive cable infrastructure, and we intend to continue to try to secure new customer relationships from international direct-to-home satellite service providers.

•	Pursue strategic partnerships, joint ventures and acquisitions. We intend to selectively pursue partnerships, joint ventures and strategic acquisition opportunities that we believe may allow us to expand into new markets, broaden our portfolio of products or intellectual property, and strengthen our relationships with our customers.

•	Act on the set-top box replacement cycle. The broader adoption of high definition television by consumers will require more advanced compression and security technologies within set-top boxes. This may launch a replacement cycle, particularly among subscription television providers with substantial bases of legacy equipment, which may create additional market opportunities for us.

Risk Factors

Our business, financial condition and/or results of operations could be materially adversely affected by any of the risks described under “Risk Factors” beginning on page 14, including, among others, the following risks:

General Risks Affecting Our Business

•	We may not realize the potential benefits that we expect from the spin-off. Certain of these benefits depend upon market acceptance of our separation from ECC which we cannot predict and which may be affected by significant common stock ownership by our Chairman and Chief Executive Officer as well as interlocks between our management and board of directors. In addition, we will incur significant costs as a separate company, which may exceed our estimates. We will also incur some negative effects from our separation from ECC, including loss of access to ECC’s financial resources.

•	We currently depend on ECC and Bell Express Vu for substantially all of our revenue, and the loss of, or a significant reduction in orders from, either of these two customers would significantly reduce our revenue and adversely impact our operating results. ECC accounted for over 80% of our revenue in each of the last three years and the six months ended June 30, 2007 and it is under no obligation to remain our customer in the future.

•	We currently have substantial unused satellite capacity. Future costs associated with this excess capacity will negatively impact our margins if we do not generate revenue to offset these costs. In addition, because a substantial portion of the capacity of each of our AMC-15, AMC-16 and EchoStar IX satellites remains unused, there is a significant risk that in the future we will be required to record a substantial impairment charge relating to one or more of these satellites that would likely result in a material adverse effect on our operating results.

•	Our historical combined and pro forma financial information included in this information statement are not indicative of our future financial position, future results of operations or future cash flows, nor do they reflect what our financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented. We were not profitable in the six months ended June 30, 2007 and each of 2006, 2005 and 2004, as our operations have historically been dedicated primarily to support ECC and we provided our products and services to ECC at cost.

•	Our ability to decrease our losses or to generate revenues will depend in part on our ability to grow our business. This may require significant additional capital that may not be available to us. We may also use a significant portion of our existing cash and marketable securities to fund stock buyback programs. Our board of directors has approved a program in which we may repurchase up to $1.0 billion of our Class A common stock during 2008.

•	Our future success may depend on our ability to identify and successfully exploit opportunities to acquire other businesses or technologies to complement, enhance or expand our current business or products or otherwise offer us growth opportunities. We may not be able to pursue these growth opportunities successfully.

•	We have entered into certain strategic transactions and investments in Asia and elsewhere, and we may increase our strategic investment activity in the United States and in international markets. These investments, which we believe could become substantial over time, involve a high degree of risk, are concentrated in a few companies and could expose us to significant financial losses if the underlying ventures are not successful. These investments may also cause us to defer or suspend share repurchases.

•	Our business relies on intellectual property, some of which is owned by third parties, and we may inadvertently infringe their patents and proprietary rights. We may be required to cease developing or marketing infringing products, to obtain licenses from the holders of the intellectual property at a material cost, or to redesign those products in such a way as to avoid infringing the patent claims of others.

•	Our businesses change rapidly as new technologies are developed. These new technologies may cause our services and products to become obsolete. Changes in existing technologies could also cause demand for our products and services to decline.

Risks Affecting Our Set-Top Box Business

•	We depend on sales of set-top boxes for nearly all of our revenue, and if sales of our set-top boxes decline, our business and financial position will suffer. The set-top box business is highly competitive and our ability to compete in this industry will depend substantially on our ability to develop and manufacture products and services at competitive costs, successfully bring new technologies to market and penetrate new markets for set-top boxes, including among customers such as cable television operators that are competitors of DISH Network and have historically been and may continue to be reluctant to deal with us. These potential customers also have well established relationships with other set-top box providers, such as Motorola and Cisco Systems, which acquired Scientific Atlanta in 2006.

•	Our commercial success in selling our set-top boxes to cable television operators depends significantly on our ability to obtain licenses to use the conditional access systems deployed by these operators in our set-top boxes. The owners of these conditional access systems are also in many cases competitors of ours. There can be no assurance we will be able to obtain such licenses on acceptable terms or at all.

•	In order to grow our revenue and business and to build a large customer base, we believe we will be required to increase our sales of set-top boxes in international markets. We have limited experience selling our set-top boxes internationally. To succeed in expanding these sales efforts, we believe we must hire additional sales personnel and develop and manage new relationships with cable operators and other providers of digital television in international markets.

•	Our set-top boxes are extremely complex and can have defects in design, manufacture or associated software. We could incur significant expenses, lost revenue, and reputational harm if we fail to detect or effectively address such issues through design, testing or warranty repairs.

•	We obtain many components for our set-top boxes from a single supplier or a limited group of suppliers. Our reliance on a single or limited group of suppliers, particularly foreign suppliers, and our increasing reliance on subcontractors, involves several risks. These risks include a potential inability to obtain an adequate supply of required components, and reduced control over pricing, quality, and timely delivery of these components.

•	Future demand for our set-top boxes will depend significantly on the growing market acceptance of high definition television, or HDTV. The effective delivery of HDTV will depend on digital television operators developing and building infrastructure to provide wide-spread HDTV programming.

•	If the Tivo jury verdict is upheld on appeal, to the extent that ECC does not indemnify us, we will be required to pay substantial damages and/or license fees, and if we were not able to successfully implement alternative technology (including the successful defense of any challenge that such technology infringes Tivo’s patent), we could also be prohibited from distributing DVRs, or be required to modify or eliminate certain user-friendly DVR features that we currently offer to consumers.

Risks Affecting Our Fixed Satellite Services Business

•	The fixed satellite services industry is highly competitive and is characterized by long-term leases and high switching costs. Therefore, it will be difficult to displace customers from their current relationships with our well-established competitors and we may face competition from others in the future.

•	Satellites are subject to significant operational risks while in orbit. While we believe that our satellite fleet is generally in good condition, certain satellites in our fleet have experienced malfunctions or anomalies, some of which have had a significant adverse impact on their commercial operation. There can be no assurance that we can recover critical transmission capacity in the event one or more of our in-orbit satellites were to fail. Therefore, the loss of a satellite or other satellite malfunctions or anomalies could have a material adverse effect on us.

•	We are subject to comprehensive governmental regulation by the Federal Communications Commission, or FCC, for our domestic satellite operations. We are also regulated by other federal agencies, state and local authorities and the International Telecommunication Union. Domestic and international regulations regarding the licensing, authorization and operations of satellite communications providers may restrict our fixed satellite services operations.

•	ECC has not historically carried and we do not anticipate carrying insurance for any of the in-orbit satellites that we will own.

Risks Relating to the Spin-Off

•	The allocation of assets, liabilities, rights, indemnifications and other obligations between ECC and us under the separation agreement and the related commercial and other agreements we will enter into with ECC may not reflect what two unaffiliated parties might have agreed to.

•	ECC has applied for a private letter ruling from the Internal Revenue Service, or IRS, to the effect that, among other things, the spin-off, together with certain related transactions, will qualify for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code. Although a private letter ruling relating to the qualification of the spin-off under Sections 355 and 368(a)(l)(D) of the Internal Revenue Code of 1986, as amended, generally will be binding on the IRS, the validity of such ruling, if obtained, will be subject to the accuracy of factual representations and assumptions made in the ruling request. If the spin-off does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, ECC would be subject to tax as if it had sold the common stock of our company in a taxable sale for its fair market value. ECC’s shareholders would be subject to tax as if they had received a distribution equal to the fair market value of our common stock that was distributed to them, which would be treated as a taxable dividend to the extent of ECC’s earnings and profits. It is expected that the amount of any such taxes to ECC and its shareholders would be substantial.

•	Actual or perceived conflicts of interest may arise between ECC and us in a number of areas relating to our past and ongoing relationships, including: (i) cross officerships, directorships and stock ownership, (ii) intercompany transactions, (iii) intercompany agreements and (iv) business opportunities. In particular, Charles W. Ergen will be the Chief Executive Officer and Chairman of the Board and will own approximately [ ]% of the total equity and control [ ]% of the total voting power, of each of ECC and us. Thus, Mr. Ergen will have the ability to elect a majority of ECC’s and our directors and to control all other matters requiring the approval of ECC’s and our shareholders.

Risks Relating to our Common Stock and the Securities Market

•	An active trading market may not develop or be sustained for our Class A common stock after the spin-off. In addition, the prices at which our Class A common stock may trade after the spin-off may decline or be subject to volatility.

•	We expect that some of our shareholders, including possibly some of our larger shareholders, will sell the Class A common stock that they receive in the spin-off because, among other reasons, our business profile or market capitalization as an independent, publicly-traded company does not fit their investment objectives. These sales may adversely affect the market price for our Class A common stock as well as the market perception of our business.

•	We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future.

Other Information

We are a Nevada corporation. Our principal executive offices are located at 90 Inverness Circle E., Englewood, Colorado 80112. Our telephone number is (303) 723-1000. Our web site is “[          ]”. Information contained on our web site does not and will not constitute a part of this information statement or the registration statement on Form 10 of which it is a part.

Summary Historical and Unaudited Pro Forma Combined and Adjusted Financial Data

The following tables set forth our summary historical and unaudited pro forma combined and adjusted financial data. The summary historical combined financial data relating to our combined financial condition and results of operations for each of the fiscal years in the three-year period ended December 31, 2006 and the six months ended June 30, 2007 and 2006 are derived from our historical combined financial statements for the corresponding periods included elsewhere in this information statement. The historical combined financial data for the six months ended June 30, 2007 and 2006 reflects, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the data for such interim periods. The data should be read in conjunction with our historical combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

Our historical combined financial data included in this information statement may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since changes will occur in our operations and capitalization as a result of our spin-off from ECC.

Our historical combined financial statements reflect the historical financial position and results of operations of entities included in the consolidated financial statements of ECC, representing almost exclusively ECC’s set-top box business, using the historical results of operations and historical bases of assets and liabilities of this business. Our historical combined financial statements included herein reflect sales to ECC at cost and do not include certain satellites, uplink and satellite transmission assets, real estate and other assets and related liabilities that will be contributed to us by ECC in the spin-off. These assets and liabilities, which will primarily comprise our fixed satellite services business, have been separately audited and are included in the Statement of Net Assets to be Contributed by ECC and Unaudited Pro Forma Combined and Adjusted Financial Information included herein. The financial condition and results of operations of our fixed satellite services business have not been included in our historical combined financial statements because our fixed satellite services business was operated as an integral part of ECC’s subscription television business and did not constitute a “business” in the historical financial statements of ECC. Our historical financial data also does not include financial information of Sling Media, Inc., which was recently acquired by ECC and will be contributed to us in the spin-off. Sling Media’s audited consolidated financial statements are included elsewhere in this information statement, and its historical financial information also has been included in our Unaudited Pro Forma Combined and Adjusted Financial Information.

The unaudited pro forma combined financial data included herein has been adjusted to give effect to, among other things, the contribution of certain net assets to us, the distribution of our common stock by ECC to its shareholders and the contribution to us of Sling Media. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances. Further information regarding the pro forma adjustments can be found under the caption “Unaudited Pro Forma Combined and Adjusted Financial Information” in this information statement.

The unaudited pro forma combined financial data presented for the year ended December 31, 2006 and as of and for the six months ended June 30, 2007 are derived from our unaudited pro forma combined and adjusted financial information. The data should be read in conjunction with our “Selected Combined Financial Data,” “Unaudited Pro Forma Combined and Adjusted Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The unaudited pro forma combined financial statements are not indicative of our future performance and do not necessarily reflect what our financial condition and results of operations would have been had the spin-off been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we operated as a separate, stand-alone entity during the periods presented.

	For the Six Months
	Ended June 30,			For the Years Ended December 31,
	2007			2006
	Pro Forma	2007	2006	Pro Forma	2006	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except per share data)

Statements of Operations Data:
Revenue	$1,057,384	$778,352	$755,616	$2,080,259	$1,525,320	$1,513,691	$1,720,091
Operating expenses	1,038,200	809,813	759,825	2,010,792	1,562,767	1,546,755	1,760,714

Operating income (loss)	$19,184	$(31,461)	$(4,209)	$69,467	$(37,447)	$(33,064)	$(40,623)

Net income (loss)	$32,194	$(33,293)	$(2,324)	$176,836	$(34,162)	$(44,940)	$(43,237)

Basic and diluted pro forma income (loss) per common share

	For the Six Months
	Ended June 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)
	(In thousands)

Cash Flow Data:
Operating activities	$(29,695)	$(5,467)	$(36,374)	$(14,193)	$(78,916)
Investing activities	$(125,244)	$(55,753)	$(54,781)	$(16,700)	$(5,619)
Financing activities	$153,223	$73,291	$104,534	$39,782	$69,715

	As of June 30,
	2007		As of December 31,
	Pro Forma	2007	2006	2005	2004
	(Unaudited)	(Unaudited)			(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash, cash equivalents and marketable securities	$1,347,007	$336,183	$323,576	$106,109	$143,437
Total assets	$3,600,563	$656,328	$517,821	$229,392	$277,843
Long-term debt (including current portion)	$397,989	$—	$—	$495	$647
Total owner’s equity (deficit)	$2,989,974	$634,773	$502,283	$217,132	$258,452

Summary of the Spin-Off

The following is a brief summary of the terms of the spin-off.

Distributing Company	EchoStar Communications Corporation, a Nevada corporation. After the distribution, EchoStar Communications Corporation will not own any shares of common stock of EchoStar Holding Corporation.

Separated Company	EchoStar Holding Corporation, a Nevada corporation and a wholly-owned subsidiary of ECC. After the distribution, EchoStar Holding Corporation will be an independent, publicly-traded company. However, all of ECC’s directors, except James DeFranco, Cantey Ergen and Gary S. Howard, will also be directors of EHC. Charles W. Ergen, our Chairman and Chief Executive Officer, will continue to be the Chairman and Chief Executive Officer of ECC. In addition, certain executive officers of ECC will also serve as our executive officers. Based on Mr. Ergen’s ownership as of [ ], 2007, Mr. Ergen will also own approximately [ ]% of the total equity and approximately [ ]% of the total voting power of each of ECC and us.

Primary purposes of the spin-off	The board of directors of ECC believes that creating independent, focused companies is the best way to realize the full value of ECC’s businesses. The board of directors of ECC considered the following potential benefits, among others, in making its determination to consummate the spin-off:

• Creating effective management incentives tied to each of EHC and ECC’s performance and increasing the ability to attract and retain personnel;

• Creating opportunities to effectively develop and finance expansion plans;

• Creating separate companies that have different financial characteristics, which may appeal to different investor bases; and

• Allowing each company to separately pursue the business strategies that best suit its long-term interest.

Conditions to the spin-off	The spin-off is subject to the satisfaction or, if permissible under the separation agreement, waiver by ECC of the following conditions:

• the Securities and Exchange Commission shall have declared effective our registration statement on Form 10 and no stop order shall be in effect;

• all permits, registrations and consents required under the securities or blue sky laws in connection with the spin-off shall have been received;

• ECC shall have received the opinion of White & Case LLP confirming the tax-free status of the spin-off and certain related transactions for U.S. federal income tax purposes;

• the listing of our Class A common stock on the Nasdaq Global Market shall have been approved;

• all material governmental approvals and other consents necessary to consummate the distribution shall have been received; and

• no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on ECC’s part to effect the spin-off. ECC has the right not to complete the spin-off if, at any time, ECC’s board of directors determines, in its sole discretion, that the spin-off is not in the best interests of ECC or its shareholders, or that market conditions are such that it is not advisable to separate EHC from ECC.

Securities to be Distributed	Shares of EHC Class A common stock and Class B common stock will constitute all of the outstanding shares of our common stock immediately after the distribution. We expect the shares of our Class A common stock and Class B common stock to be distributed by ECC to you, based on the same class of ECC common stock that you own, on or about [ ],2007, which we refer to as the distribution date. Immediately after the spin-off, all of our Class B common stock will be owned beneficially by Charles Ergen, our Chairman and Chief Executive Officer, who will, immediately after the distribution date, own approximately [ ]% of our equity and possess approximately [ ]% of the total voting power represented by our common stock.

Distribution Ratio	For each share of ECC Class A common stock or ECC Class B common stock held by you as of 5:00 p.m., New York City time, on [ ], 2007, the record date for the spin-off, you will receive [ ] of a share of the same class of our common stock. Please note that if you sell your shares of Class A common stock of ECC after the record date but before the distribution date, the buyer of those shares will be entitled to receive the shares of our Class A common stock issuable in respect of the shares sold, If as a result of the foregoing ratio you would be entitled to receive a fraction of a share of our Class A common stock, you will receive cash in lieu of such fractional share interest. The distribution of shares will be made in book-entry form.

Record Date	The record date is [ ], 2007.

Distribution Date	The distribution date is [ ], 2007.

Trading Market and Symbol	We intend to list our Class A common stock on the Nasdaq Global Market under the ticker symbol “[ ].” We anticipate that, on or prior to the distribution date, a limited market for our Class A common stock, commonly known as a “when issued” trading market, will develop, and we expect “regular way” trading of our Class A common stock will begin the first trading day after the distribution date.

Tax Consequences to Shareholders	ECC shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes as a result of the spin-off, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of our Class A common stock. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off” for a more detailed description of the U.S. federal income tax consequences of the spin-off.

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to that shareholder, including the effect of any state, local or U.S. tax laws and of changes in applicable tax laws.

Relationship with ECC after the Separation	We will enter into a separation agreement and other agreements with ECC to effect the spin-off and provide a framework for our relationship with ECC after the distribution. These agreements generally expire after two years and will govern our relationship with ECC subsequent to the completion of the spin-off and provide for the allocation between us and ECC of certain of ECC’s assets, liabilities and obligations attributable to the period prior to our separation from ECC. The separation agreement, in particular, establishes the amount of cash and indebtedness that each company initially will retain and incur. For a discussion of these arrangements, see “Certain Intercompany Agreements — Agreements with ECC,” included elsewhere in this information statement.

Dividend Policy	We presently intend to retain future earnings, if any, to finance the expansion of our businesses and to conduct a possible stock-buyback of up to $1 billion. As a result, we do not expect to pay any cash dividends for the foreseeable future. All decisions regarding the payment of dividends by our company will be made by our board of directors from time to time in accordance with applicable law.

Questions and Answers about the Spin-Off

The following is a brief summary of the terms of the spin-off. Please see “The Spin-Off” for a more detailed description of the matters described below.

Q:	What is the spin-off?

A:	The spin-off is the method by which ECC will separate its existing business segments into two independent, publicly-traded companies. In the spin-off, ECC will distribute to its shareholders as of the distribution date all of the shares of our Class A common stock and Class B common stock that it owns. Following the spin-off, we will be a separate company from ECC, and ECC will not retain any ownership interest in us. The number of shares of ECC common stock you own will not change as a result of the spin-off.

Q:	What is being distributed in the spin-off?

A:	Approximately [ ] million shares of our Class A common stock and [ ] million shares of our Class B common stock will be distributed in the spin-off, based upon the number of shares of ECC Class A common stock and ECC Class B common stock outstanding on the record date. The shares of our Class A common stock and Class B common stock to be distributed by ECC will constitute all of the issued and outstanding shares of our Class A common stock and Class B common stock immediately after the distribution. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock — Our Class A Common Stock” and “Description of Our Capital Stock — Our Class B Common Stock” beginning on page 106 of this information statement.

Q:	What will I receive in the spin-off?

A:	Holders of ECC Class A common stock will receive a dividend of [ ] of a share of our Class A common stock for each share of ECC Class A common stock held by them on the record date, and holders of ECC Class B common stock will receive a dividend of [ ] of a share of our Class B common stock for every share of ECC Class B common stock held by them on the record date. As a result of the spin-off, your proportionate interest in ECC will not change and you will own the same percentage of equity securities and voting power in EHC as you previously did in ECC. For a more detailed description, see “The Spin-Off.”

Q:	What is the record date for the distribution?

A:	Record ownership will be determined as of 5:00 p.m., New York City time on [ ], 2007 which we refer to as the record date.

Q:	When will the distribution occur?

A:	We expect that shares of our Class A common stock and Class B common stock will be distributed by the distribution agent, on behalf of ECC, on or about [ ], 2007 which we refer to as the distribution date.

Q:	What do I have to do to participate in the spin-off?

A:	No action is required on your part. Shareholders of ECC on the record date for the distribution are not required to pay any cash or deliver any other consideration, including any shares of ECC common stock, for the shares of our common stock distributable to them in the spin-off.

Q:	If I sell, on or before the distribution date, shares of ECC common stock that I held on the record date, am I still entitled to receive shares of EHC common stock distributable with respect to the shares of ECC common stock I sold?

A:	No. No ex-dividend market will be established for any class of our common stock until the first trading day following the distribution date. Therefore, if you own shares of ECC common stock on the record date and thereafter sell those shares on or prior to the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the spin-off with respect to the shares of ECC common stock you sell.

Q:	How will fractional shares be treated in the spin-off?

A:	If you would be entitled to receive a fractional share of Class A common stock in the spin-off, you will instead receive a cash payment. See “The Spin-Off — Treatment of Fractional Shares” for an explanation of how the cash payments will be determined.

Q:	How will ECC distribute shares of EHC common stock to me?

A:	Holders of shares of ECC’s Class A or Class B common stock on the record date will receive shares of the same class of our common stock, in book entry form. See “The Spin-Off — Manner of Effecting the Spin-Off” for a more detailed explanation.

Q:	What is the reason for the spin-off?

A:	The potential benefits considered by ECC’s board of directors in making the determination to consummate the spin-off included the following:

•	The spin-off is expected to allow the creation of effective management incentives tied to each of EHC’s and ECC’s respective performance, increasing the ability to attract and retain personnel.

•	The spin-off is expected to create opportunities to effectively develop and finance expansion plans of each independent company.

•	The spin-off is expected to allow each company to separately pursue the business strategies that best suit its long-term interests.

•	The spin-off is expected to allow the creation of separate companies that have different financial characteristics, which may appeal to different investor bases, which could enhance the ability of each company to raise capital to fund its growth plans and initiatives.

Q:	What are the federal income tax consequences to me of the spin-off?

A:	ECC has applied for a private letter ruling from the IRS, and the spin-off is conditioned upon the receipt by ECC of the opinion of White & Case LLP, in each case, substantially to the effect that the spin-off, together with certain related transactions, will qualify as reorganizations under Sections 355 and 368(a)(l)(D) of the Code and that, accordingly, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of ECC common stock upon the receipt of shares of our common stock pursuant to the spin-off. A holder of ECC common stock will generally recognize gain or loss with respect to cash received in lieu of a fractional share of our common stock.

Please see “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off” and “Risk Factors — Risks Relating to the Spin-Off — The spin-off could result in significant tax liability” for more information regarding the private letter ruling and the tax opinion and the potential tax consequences to you of the spin-off.

Q:	Does EHC intend to pay cash dividends?

A:	No. We currently intend to retain future earnings, if any, to finance the expansion of our businesses. As a result, we do not expect to pay any cash dividends for the foreseeable future. All decisions regarding the payment of dividends by our company will be made by our board of directors from time to time in accordance with applicable law.

Q:	How will EHC common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our Class A common stock on the Nasdaq Global Market under the symbol “[ ]”.

We anticipate that trading will commence on a when-issued basis shortly before the record date. When-issued trading in the context of a spin-off refers to a transaction effected on or before the distribution date and made conditionally because the securities of the spun off entity have not yet been distributed. When-issued trades generally settle within three days after the distribution date. On the first trading day following the distribution date, any when-issued trading in respect of our Class A common stock will end and regular way trading will begin. Regular way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transaction. We cannot predict the trading prices for our common stock before or after the distribution date.

Q:	Will the spin-off and distribution affect the trading price of my ECC Class A common stock?

A:	Yes. After the distribution of EHC Class A common stock, the trading price of ECC Class A common stock may be lower than the trading price of the ECC Class A common stock immediately prior to the distribution. Moreover, until the market has evaluated the operations of ECC without the operations of EHC, the trading price of ECC Class A common stock may fluctuate significantly. ECC believes the separation of EHC from ECC offers its shareholders the greatest long-term value. However, the combined trading prices of ECC Class A common stock and EHC Class A common stock after the spin-off may be lower than the trading price of ECC Class A common stock prior to the spin-off. See “Risk Factors” beginning on page 14.

Q:	Do I have appraisal rights?

A:	No. Holders of ECC common stock are not entitled to appraisal rights in connection with the spin-off.

Q:	Who is the transfer agent for your common stock?

A:	[ ]

RISK FACTORS

The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of or that we currently believe to be immaterial also may become important factors that affect us. This information statement also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements.”

If any of the following events occur, our business, financial condition or results of operation could be materially and adversely affected.

General Risks Affecting Our Business

We may not realize the potential benefits from the spin-off.

We may not realize the potential benefits that we expect from the spin-off which are described elsewhere in this information statement. Certain of these benefits depend upon market acceptance of our separation from ECC which we cannot predict and which may be affected by the significant common stock ownership by our Chairman and Chief Executive Officer, as well as interlocks between our management and board of directors. In addition, we will incur significant costs, including those described elsewhere in this information statement, which may exceed our estimates. We will also incur some negative effects from our separation from ECC, including loss of access to ECC’s financial resources.

We currently depend on ECC and Bell ExpressVu for substantially all of our revenue and ECC accounted for over 80% of our revenue in the six months ended June 30, 2007 and each of 2006, 2005 and 2004; the loss of, or a significant reduction in orders from, either of ECC or Bell ExpressVu would significantly reduce our revenue and adversely impact our operating results.

ECC accounted for approximately 87.0%, 84.5%, 85.6% and 89.7% of our revenue in the six months ended June 30, 2007 and in 2006, 2005 and 2004, respectively. In addition, Bell ExpressVu accounted for approximately 8.9%, 12.2%, 11.4% and 7.3% of our revenue in the six months ended June 30, 2007 and in 2006, 2005 and 2004, respectively. Any reduction in sales to ECC or Bell ExpressVu would have a significant negative impact on our business. Moreover, because our sales to these customers are made pursuant to standard purchase orders, these customers have no future obligation to purchase set-top boxes from us and existing orders may be cancelled or reduced on short notice. Cancellations or reductions may be more frequent once we are separated from ECC. Cancellations or reductions of customer orders could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses. In addition, the timing of orders from these two customers could vary significantly depending on equipment promotions these customers offer to their subscribers, changes in technology, and their use of remanufactured set-top boxes, which may cause our revenue to vary significantly quarter over quarter and could expose us to the risks of inventory shortages or excess inventory. These inventory risks are particularly acute during end product transitions in which a new generation of set-top boxes is being deployed and inventory of older generation set-top boxes is at a higher risk of obsolescence. This in turn could cause our operating results to fluctuate significantly.

In addition, because substantially all of our revenue is tied to ECC and Bell ExpressVu, our success also depends to a significant degree on the continued success of ECC and Bell ExpressVu in attracting new subscribers or in marketing programming packages to subscribers that will require the purchase of new set-top boxes.

There is a relatively small number of potential new customers for our set-top boxes and fixed satellite services, and we expect this customer concentration to continue for the foreseeable future. Therefore, our operating results will likely continue to depend on sales to a relatively small number of customers, as well as the continued success of these customers. In addition, we may from time to time enter into customer agreements providing for exclusivity periods during which we may sell a specified product only to that customer. If we do not develop relationships with new customers, we may not be able to expand our customer base or maintain or increase our revenue.

We currently have substantial unused satellite capacity; our results of operations could be materially adversely affected if we are not able to utilize all of this capacity.

While we are currently evaluating various opportunities to make profitable use of our satellite capacity (including, but not limited to, supplying satellite capacity for new international ventures), we do not have firm plans to utilize all of our satellite capacity. In addition, there can be no assurance that we can successfully develop the business opportunities we currently plan to pursue with this capacity. Future costs associated with our excess satellite capacity will negatively impact our margins if we do not generate revenue to offset the costs of this capacity.

In addition, we currently have leased minimal capacity on our two leased satellites, AMC-15 and AMC-16, and have substantial unleased capacity on one of our owned satellites, EchoStar IX. The carrying amounts of these satellites, as well as our other satellites, must be reviewed at least annually in order to determine if an impairment charge is warranted. An impairment charge may be warranted in the event that circumstances indicate that the carrying amount of these satellite assets may not be recoverable. In the event that we are unsuccessful in marketing capacity in these satellite assets and do not achieve sufficient utilization and prices, we will be required to record a substantial impairment charge that would likely result in a material adverse effect on our operating results.

Our historical combined and pro forma financial information included in this information statement are not necessarily indicative of our future financial position, future results of operations or future cash flows nor do they reflect what our financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

The historical and pro forma combined financial information included in this information statement do not reflect the financial condition, results of operations or cash flows we would have achieved as an independent publicly-traded company during the periods presented or those results we will achieve in the future. This is primarily a result of the following factors:

•	We have never been profitable as the majority of our operations have historically been in support of ECC and we provided our products and services to ECC at cost. We cannot assure you that we can achieve or sustain profitability, or that we can grow our business profitably or at all.

•	The financial condition and results of operations of our fixed satellite services business are reflected only in our pro forma combined financial information included herein, and not in our historical combined financial information included herein, because our fixed satellite services business was operated as an integral part of ECC’s subscription television business and did not constitute a “business” in the historical financial statements of ECC.

•	Our plans with respect to the fixed satellite services business are being developed.

•	Sling Media is a recent acquisition and we have never operated that business.

•	Our historical and pro forma combined financial results reflect allocations of corporate expenses from ECC. Those allocations may be different from the comparable expenses we would have incurred had we operated as an independent publicly-traded company.

•	Our working capital requirements and capital required for our general corporate purposes historically have been satisfied as part of the corporate-wide cash management policies of ECC. Subsequent to the spin-off, ECC will not be required to provide us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from ECC, we may in the future need to obtain additional financing from banks, or through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. Such financing may not be available to us on acceptable terms, or at all. We may have a credit rating that is lower than ECC’s credit rating and may incur debt on terms and at interest rates that will not be as favorable as those historically enjoyed by ECC.

•	Significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as an independent public company.

We may not be able to obtain additional capital on acceptable terms or at all in order to grow and to increase earnings.

Our ability to increase earnings will depend in part on our ability to grow our business. While we expect to satisfy our need for funds to meet our growth plans to be satisfied from cash and marketable investment securities to be contributed to us in connection with the spin off, cash we generate from operations and future financings, we cannot assure you that we will generate sufficient cash from operations or that additional financing will be available on acceptable terms, or at all, if needed in the future.

In addition, we currently have contracts to construct, and conditional licenses and pending FCC applications for, a number of Ku-band, Ka-band and extended Ku-band satellites. We may need to raise additional capital to construct, launch, and insure these satellites. Depending on market conditions and our results of operations and financial condition we may not be able to raise such additional capital on acceptable terms or at all. We also periodically evaluate various strategic initiatives, the pursuit of which also could require us to raise significant additional capital. We may also use a significant portion of our existing cash to fund a potential stock buyback program during 2008 of up to $1 billion of our Class A common stock.

We also have substantial satellite-related payment obligations under our various satellite service agreements.

We could be exposed to significant financial losses if our investments are unsuccessful.

We have entered into certain strategic transactions and investments in Asia and elsewhere, and we may increase our strategic investment activity in the United States and in international markets. These investments, which we expect could become substantial over time, involve a high degree of risk and could expose us to significant financial losses if the underlying ventures are not successful. In particular, the laws, regulations and practices of certain countries may make it harder for our investments to be successful.

In addition, the companies in which we invest or with whom we partner may not be able to compete effectively or there may be insufficient demand for the services and products offered by these companies.

We may pursue new acquisitions, joint ventures and other transactions to complement or expand our business which may not be successful.

We may not be able to complete such transactions and such transactions, if executed, pose significant risks and could have a negative effect on our operations. Our future success may depend on opportunities to buy other businesses or technologies that could complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. Any transactions that we are able to identify and complete may involve a number of risks, including:

•	the diversion of our management’s attention from our existing business to integrate the operations and personnel of the acquired or combined business or joint venture;

•	possible adverse effects on our operating results during the integration process; and

•	our possible inability to achieve the intended objectives of the transaction.

In addition, we may not be able to successfully or profitably integrate, operate, maintain and manage our newly acquired operations or employees. We may not be able to maintain uniform standards, controls, procedures and policies, and this may lead to operational inefficiencies.

New acquisitions, joint ventures and other transactions may require the commitment of significant capital that would otherwise be directed to investments in our existing businesses or be distributed to shareholders. Commitment of this capital may cause us to defer or suspend any share repurchases that we otherwise may have made.

Our business relies on intellectual property, some of which is owned by third parties, and we may inadvertently infringe their patents and proprietary rights.

Many entities, including some of our competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect products or services related to those that we offer. In general, if a court determines that one or more of our products infringes on intellectual property held by others, we may be required to cease developing or marketing those products, to obtain licenses from the holders of intellectual property or to redesign those products in such a way as to avoid infringing the patent claims, each of which may require material expenditures by us. If those intellectual property rights are held by a competitor, we may be unable to obtain the intellectual property at any price, which could adversely affect our competitive position.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

Our business relies on intellectual property rights to stay competitive in the market place. We rely on a combination of patent, trademark and copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights and the obligations we have to third parties from whom we license intellectual property rights. Nevertheless, these afford only limited protection and policing unauthorized use of proprietary technology can be difficult and expensive. We may not be able to take appropriate steps to enforce our intellectual property rights and this could have a material adverse effect on our business, operating results and financial condition.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spin-off. If we are unable to achieve and maintain effective internal controls, our business, financial position and results of operations could be adversely affected.

Our financial results previously were included within the consolidated results of ECC, and our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to reporting and other requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. As a result of the spin-off, we will be directly subject to these requirements, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these controls. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we are unable to upgrade our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired.

Prior to the spin-off, we will not have been an independent company and we may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company.

Prior to the spin-off, our business was operated by ECC as part of its broader corporate organization, rather than as an independent company. ECC’s senior management oversaw the strategic direction of our businesses and ECC performed various corporate functions for us, including, but not limited to:

•	selected human resources related functions;

•	accounting;

•	tax administration;

•	selected legal functions, as well as external reporting;

•	treasury administration, investor relations, internal audit and insurance functions; and

•	selected information technology and telecommunications services.

Following the spin-off, neither ECC nor any of its affiliates will have any obligation to provide these functions to us other than those services that will be provided for a limited period of time by ECC pursuant to the services agreement between us and ECC. See “Certain Intercompany Arrangements — Services Agreement.” If, once this services agreement terminates, we do not have in place our own systems and business functions, we do not have agreements with other providers of these services or we are not able to make these changes cost effectively, we may not be able to operate our business effectively and our profitability may decline. If ECC does not continue to perform effectively the services that are called for under the services agreement, we may not be able to operate our business effectively after the spin-off.

Changes in existing technologies or the emergence of new products or technologies could significantly harm our business.

Our businesses change rapidly as new technologies are developed. These new technologies may cause our services and products to become obsolete. Changes in existing technologies could also cause demand for our products and services to decline. For example, if changes in technology allow digital television subscribers to use devices such as personal computers, cable ready televisions and network based digital video recording services in place of set-top boxes, our customers may not need to purchase our set-top boxes to provide their digital television subscribers with digital video recording and other set-top box features. One or more new technologies also could be introduced that compete favorably with our set-top boxes or that cause our set-top boxes to no longer be of significant benefit to our customers.

We and our suppliers also may not be able to keep pace with technological developments. Alternatively, if the new technologies on which we intend to focus our research and development investments fail to achieve acceptance in the marketplace, we could suffer a material adverse effect on our future competitive position that could cause a reduction in our revenues and earnings. Our competitors could also obtain or develop proprietary technologies that are perceived by the market as being superior to ours. Further, after we have incurred substantial research and development costs, one or more of the technologies under our development, or under development by one or more of our strategic partners, could become obsolete prior to its introduction. Finally, delays in the delivery of components or other unforeseen problems may occur that could materially and adversely affect our ability to generate revenue, offer new services and remain competitive.

Technological innovation is important to our success and depends, to a significant degree, on the work of technically skilled employees. Competition for the services of these types of employees is intense. We may not be able to attract and retain these employees. If we are unable to attract and maintain technically skilled employees, our competitive position could be materially and adversely affected.

We intend to make significant investments in new products and services that may not be profitable.

We have made and will continue to make significant investments in research, development, and marketing for new products, services, and technologies, including new set-top box designs and entry into new business areas. Investments in new technology are inherently speculative and commercial success depends on many factors including novelty, service and support, and effective sales and marketing. We may not achieve significant revenue from new product and service investments for a number of years, if at all. Moreover, new products and services may not be profitable, and even if they are profitable, operating margins for new products and businesses may be minimal.

We rely on key personnel.

We believe that our future success will depend to a significant extent upon the performance of Charles W. Ergen, our Chairman and Chief Executive Officer and certain other executives. Mr. Ergen and certain of these executives will also continue to devote significant time to their employment at ECC. The loss of Mr. Ergen or of certain other key executives or their ability to devote sufficient time and effort to our business could have a material adverse effect on our business, financial condition and results of operations.

Although all of our executives will execute agreements limiting their ability to work for or consult with competitors if they leave us, we do not have employment agreements with any of them.

Risks Affecting Our Set-Top Business

We depend on sales of set-top boxes for nearly all of our revenue, and if sales of our set-top boxes decline, our business and financial position will suffer.

Our historical revenues consist primarily of sales of our set-top boxes. In addition, we currently derive, and expect to continue to derive in the near term, nearly all of our revenue from sales of our set-top boxes to ECC and Bell ExpressVu. Continued market acceptance of our set-top boxes is critical to our future success. If we are not able to expand sales of our set-top boxes to other providers of digital television, including cable operators, our growth prospects will be limited, and our revenues will be substantially impacted if sales of our set-top boxes to providers of satellite-delivered digital television decline.

Our business may suffer if direct-to-home satellite service providers, who currently comprise our customer base, do not compete successfully with existing and emerging alternative platforms for delivering digital television, including terrestrial networks, Internet protocol television and cable television operators.

Our existing customers are direct-to-home satellite video providers, which compete with cable television operators and terrestrial broadcasters for the same pool of viewers. As technologies develop, other means of delivering information and entertainment to television viewers are evolving. For example, some telecommunications companies, such as AT&T Inc. and Verizon Communications, are seeking to compete with terrestrial broadcasters, cable television network operators and direct-to-home satellite services by offering IPTV, which allows telecommunications companies to stream television programs through telephone lines or fiber optic lines. To the extent that the terrestrial television networks, telecommunications companies and cable television network operators compete successfully against direct-to-home satellite services for viewers, the ability of our existing customer base to attract and retain subscribers may be adversely affected. As a result, demand for our satellite television set-top boxes could decline and we may not be able to sustain our current revenue levels.

Our future financial performance depends on our ability to penetrate new markets for set-top boxes.

Our products were initially designed for, and have been deployed mostly by, providers of satellite-delivered digital television. To date, we have not made any sales of our set-top boxes to cable operators. In addition, the cable set-top box market is highly competitive and we expect competition to intensify in the future. This competition may make it more difficult for us to sell cable set-top boxes, and may result in pricing pressure, small profit margins, high sales and marketing expenses and failure to obtain market share, any of which would likely seriously harm our business, operating results and financial condition.

Our ability to sell our set-top boxes to cable television operators depends on our ability to obtain licenses to use the conditional access systems utilized by these cable television operators.

Our commercial success in selling our set-top boxes to cable television operators depends significantly on our ability to obtain licenses to use the conditional access systems deployed by these operators in our set-top boxes. In many cases, the intellectual property rights to these conditional access systems are owned by the set-top box manufacturer that currently provides the cable television operator with its set-top boxes. We cannot assure you that we will able to obtain any required license on commercially favorable terms, if at all. If we do not obtain the necessary licenses, we may be delayed or prevented from pursuing the development of some potential products with cable television operators. Our failure to obtain a license to any technology that we may require to develop or commercialize our set-top boxes with cable television operators will significantly and negatively affect our business.

Growth in our set-top box business likely requires expansion of our sales to international customers; we may be unsuccessful in expanding international sales.

We believe that in order to grow our set-top box revenue and business and to build a large customer base, we must increase sales of our set-top boxes in international markets. We have limited experience selling our set-top boxes internationally. To succeed in these sales efforts, we believe we must hire additional sales personnel and develop and manage new relationships with cable operators and other providers of digital television in international markets. If we do not succeed in our efforts to sell to these target markets and customers, the size of our total addressable market may be limited. This, in turn, would harm our ability to grow our customer base and revenue.

The set-top box business is extremely competitive.

Currently, there are many significant competitors in the set-top box business including several established companies who have sold set-top boxes to major cable operators in the United States for many years. These competitors include companies such as Motorola, Cisco Systems, which acquired Scientific Atlanta in 2006, and Pace. In addition, a number of rapidly growing companies have recently entered the market, many of them with set-top box offerings similar to our existing satellite set-top box products. We also expect additional competition in the future from new and existing companies who do not currently compete in the market for set-top boxes. As the set-top box business evolves, our current and potential competitors may establish cooperative relationships among themselves or with third parties, including software and hardware companies that could acquire significant market share, which could adversely affect our business. We also face competition from set-top boxes that have been internally developed by digital video providers. Any of these competitive threats, alone or in combination with others, could seriously harm our business, operating results and financial condition.

Our set-top boxes are highly complex and may experience quality or supply problems.

Our set-top boxes are extremely complex and can have defects in design, manufacture or associated software. Set-top boxes often contain “bugs” that can unexpectedly interfere with their operation. Defects may also occur in components and products that we purchase from third-parties. There can be no assurance that we will be able to detect and fix all defects in the set-top boxes that we sell. We could incur significant expenses, lost revenue, and harm to our reputation if we fail to detect or effectively address such issues through design, testing or warranty repairs.

The average selling price of our set-top boxes may decrease, which could negatively impact our operating results.

As a part of ECC, we have historically sold set-top boxes to ECC at our cost. In order to operate a profitable business we will be required to sell our set-top boxes at higher prices. It is possible that our ability to increase the average selling prices of our set-top boxes will be limited and that prices may decrease in the future in response to competitive pricing pressures, new product introductions by us or our competitors or other factors. If we are unable to increase the average selling prices of our set-top boxes, or if such selling prices decline, and we are unable to respond in a timely manner by developing and introducing new products and continually reducing our product costs, our revenues and gross margin may be negatively affected, which will harm our business and results of operations.

If significant numbers of television viewers are unwilling to pay for premium programming packages that utilize set-top boxes, we may not be able to sustain our current revenue level.

Our revenues are derived entirely from direct-to-home satellite service providers who purchase our set-top boxes for their subscribers. Therefore, we are substantially dependent upon the ability of these providers to promote the delivery of premium programming packages that utilize technology incorporated into our set-top boxes, such as DVR technology and IPTV, to generate future revenues.

However, direct-to-home satellite service providers may be unsuccessful in promoting value-added services. Subscribers of direct-to-home satellite services have historically purchased standalone satellite receivers without the advanced set-top box functionality that we offer. If direct-to-home satellite service providers are unable to develop compelling reasons for their subscribers to purchase our more advanced set-top boxes, it will be difficult for us to sustain our historical revenues.

Our reliance on several key components used in our set-top boxes could restrict production and result in higher set-top box costs.

We obtain many components for our set-top boxes from a single supplier or a limited group of suppliers. Our reliance on a single or limited group of suppliers, particularly foreign suppliers, and our increasing reliance on subcontractors, involves several risks. These risks include a potential inability to obtain an adequate supply of required components, and reduced control over pricing, quality, and timely delivery of these components. We do not generally maintain long-term agreements with any of our suppliers or subcontractors. An inability to obtain adequate deliveries or any other circumstances requiring us to seek alternative sources of supply could affect our ability to ship our set-top boxes on a timely basis, which could damage our relationships with current and prospective customers and harm our business, resulting in a loss of market share, and reduce revenues and income.

We generally maintain low inventory levels and do not make binding long-term commitments to suppliers. As a result, it may be difficult in the future to obtain components required for our products or to increase the volume of components if demand for our products increases.

Our future growth depends on market acceptance of HDTV.

Future demand for our set-top boxes will depend significantly on the growing market acceptance of high definition television, or HDTV. The effective delivery of HDTV will depend on digital television operators developing and building infrastructure to provide wide-spread HDTV programming. If the introduction or adoption of HDTV or the deployment of HDTV is not as widespread or as rapid as we or our customers expect, our revenue growth will be limited.

During April 2006, a jury concluded that certain of our digital video recorders, or DVRs, infringed a patent held by Tivo. If the verdict is upheld on appeal and we are not able to successfully implement alternative technology, we could be prohibited from distributing DVRs, or be required to modify or eliminate certain user-friendly DVR features that we currently offer to consumers.

If the Tivo jury verdict is upheld on appeal, to the extent that ECC does not indemnify us, we will be required to pay substantial damages and/or license fees, and if we were not able to successfully implement alternative technology (including the successful defense of any challenge that such technology infringes Tivo’s patent), we could also be prohibited from distributing DVRs, or be required to modify or eliminate certain user-friendly DVR features that we currently offer to consumers. In that event we would be at a significant disadvantage to our competitors who could offer this functionality and, while we would attempt to provide that functionality through other manufacturers, the adverse affect on our business could be material.

Risks Affecting Our Fixed Satellite Services Business

We currently face competition from established competitors in the fixed satellite service business and may face competition from others in the future.

In our fixed satellite services business, we will compete against larger, well-established fixed satellite service companies, such as Intelsat, SES Americom and Telesat Canada. Because the satellite services industry is relatively mature, our growth strategy depends largely on our ability to displace current incumbent providers, which often have the benefit of long-term contracts with customers. These long-term contracts and other factors result in relatively high switching costs for customers, making it more difficult for us to displace customers from their current relationships with our competitors. In addition, the supply of satellite capacity has increased in recent years, which will make it more difficult for us to sell our services in certain markets and to price our capacity at acceptable levels. Competition may cause downward pressure on prices and further reduce the utilization of our fleet capacity, both of which would have an adverse effect on our financial performance. Our fixed satellite services business also competes with fiber optic cable and other terrestrial delivery systems, which may have a cost advantage, particularly in point-to-point applications where such delivery systems have been installed.

Our satellites are subject to significant operational risks.

Satellites are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in our satellites and the satellites of other operators as a result of various factors, such as satellite manufacturers’ errors, problems with the power systems or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space.

Although we work closely with the satellite manufacturers to determine and eliminate the cause of anomalies in new satellites and provide for redundancies of many critical components in the satellites, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components.

Any single anomaly or series of anomalies could materially and adversely affect our operations and revenues and our relationship with current customers, as well as our ability to attract new customers for our satellite services. In particular, future anomalies may result in the loss of individual transponders on a satellite, a group of transponders on that satellite or the entire satellite, depending on the nature of the anomaly. Anomalies may also reduce the expected useful life of a satellite, thereby reducing the revenue that could be generated by that satellite, or create additional expenses due to the need to provide replacement or back-up satellites.

Meteoroid events pose a potential threat to all in-orbit satellites. The probability that meteoroids will damage those satellites increases significantly when the Earth passes through the particulate stream left behind by comets. Occasionally, increased solar activity also poses a potential threat to all in-orbit satellites.

Some decommissioned spacecraft are in uncontrolled orbits which pass through the geostationary belt at various points, and present hazards to operational spacecraft, including our satellites. We may be required to perform maneuvers to avoid collisions and these maneuvers may prove unsuccessful or could reduce the useful life of the satellite through the expenditure of fuel to perform these maneuvers. The loss, damage or destruction of any of our satellites as a result of an electrostatic storm, collision with space debris, malfunction or other event could have a material adverse effect on our business, financial condition and results of operations.

Our satellites have minimum design lives of 12 years, but could fail or suffer reduced capacity before then.

Our ability to earn revenue depends on the usefulness of our satellites. Each satellite has a limited useful life. A number of factors affect the useful lives of the satellites, including, among other things, the quality of their construction, the durability of their component parts, the ability to continue to maintain proper orbit and control over the satellite’s functions, the efficiency of the launch vehicle used, and the remaining on-board fuel following orbit insertion. Generally, the minimum design life of each of our satellites is 12 years. We can provide no assurance, however, as to the actual useful lives of the satellites.

In the event of a failure or loss of any of our satellites, we may relocate another satellite and use it as a replacement for the failed or lost satellite, which could have a material adverse effect on our business, financial condition and results of operations. Such a relocation would require FCC approval and, among other things, a showing to the FCC that the replacement satellite would not cause additional interference compared to the failed or lost satellite. We cannot be certain that we could obtain such FCC approval.

Our satellites are subject to risks related to launch.

Satellite launches are subject to significant risks, including launch failure, incorrect orbital placement or improper commercial operation. Certain launch vehicles that may be used by us have either unproven track records or have experienced launch failures in the past. The risks of launch delay and failure are usually greater when the launch vehicle does not have a track record of previous successful flights. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take more than two years, and to obtain other launch opportunities. Such significant delays could materially and adversely affect our ability to generate revenues. If we were unable to obtain launch insurance, or obtain launch insurance at rates we deem commercially reasonable, and a significant launch failure were to occur, it could have a material adverse effect on our ability to generate revenues and fund future satellite procurement and launch opportunities. In addition, the occurrence of launch failures whether on our satellites or those of others may significantly reduce the availability of launch insurance on our satellites or make launch insurance premiums uneconomical.

Our fixed satellite services business is subject to risks of adverse government regulation.

Our satellite services business is subject to varying degrees of regulation in the United States by the FCC, and other entities and in foreign countries by similar entities. These regulations are subject to the political process and have been in constant flux over the past decade. Moreover, a substantial number of foreign countries in which we have, or may in the future make, an investment, regulate, in varying degrees, the ownership of satellites and the distribution and ownership of programming services and foreign investment in programming companies. Further material changes in law and regulatory requirements must be anticipated, and there can be no assurance that our business and the business of our affiliates will not be adversely affected by future legislation, new regulation or deregulation.

Our business depends substantially on FCC licenses that can expire or be revoked or modified and applications that may not be granted.

If the FCC were to cancel, revoke, suspend or fail to renew any of our licenses or authorizations, it could have a material adverse effect on our business, financial condition and results of operations. Specifically, loss of a frequency authorization would reduce the amount of spectrum available to us, potentially reducing the amount of services available to our customers. The materiality of such a loss of authorizations would vary based upon, among other things, the location of the frequency used or the availability of replacement spectrum. In addition, Congress often considers and enacts legislation that could affect us, and FCC proceedings to implement the Communications Act and enforce its regulations are ongoing. We cannot predict the outcomes of these legislative or regulatory proceedings or their effect on our business.

We may not be aware of certain foreign government regulations.

Because regulatory schemes vary by country, we may be subject to regulations in foreign countries of which we are not presently aware. If that were to be the case, we could be subject to sanctions by a foreign government that could materially and adversely affect our ability to operate in that country. We cannot assure you that any current regulatory approvals held by us are, or will remain, sufficient in the view of foreign regulatory authorities, or that any additional necessary approvals will be granted on a timely basis or at all, in all jurisdictions in which we wish to operate new satellites, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to operate satellites internationally could have a material adverse effect on our ability to generate revenue and our overall competitive position.

We, our customers and companies with which we do business may be required to have authority from each country in which we or they provide services or provide our customers use of our satellites. Because regulations in each country are different, we may not be aware if some of our customers and/or companies with which we do business do not hold the requisite licenses and approvals

Our dependence on outside contractors could result in delays related to the design, manufacture and launch of our new satellites, which could in turn adversely affect our operating results.

There are a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality we require, including Astrium Satellites, Boeing Satellite Systems, Lockheed Martin, Loral and Thales Alenia Space. There are also a limited number of agencies able to launch such satellites, including International Launch Services, Arianespace, Lockheed Martin Launch Systems and Sea Launch Company. The loss of any of our manufacturers or launch agencies could result in the delay of the design, building or launch of our satellites. Even if alternate suppliers for such services are available, we may have difficulty identifying them in a timely manner, we may incur significant additional expense in changing suppliers, and this could result in difficulties or delays in the design, manufacturing or launch of our satellites. Any delays in the design, building or launch of our satellites could have a material adverse effect on our business, financial condition and results of operations.

We currently have no commercial insurance coverage on the satellites we own.

We do not insure our owned satellites against in-orbit or other failures. The loss of a satellite or other satellite malfunctions or anomalies could have a material adverse effect on our financial performance which we may not be able to mitigate by using available capacity on other satellites. In addition, the loss of a satellite or other satellite malfunctions or anomalies could affect our ability to comply with FCC regulatory obligations and our ability to fund the construction or acquisition of replacement satellites for our in-orbit fleet in a timely fashion, or at all.

Risks Relating to the Spin-Off

Our agreements with ECC may not reflect what two unaffiliated parties might have agreed to.

The allocation of assets, liabilities, rights, indemnifications and other obligations between ECC and us under the separation and ancillary agreements we will enter into with ECC do not necessarily reflect what two unaffiliated parties might have agreed to. Had these agreements been negotiated with unaffiliated third parties, their terms may have been more favorable, or less favorable, to us.

The spin-off could result in significant tax liability.

ECC has applied for a private letter ruling from the IRS to the effect that, among other things, the spin-off, together with certain related transactions, will qualify for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code. In addition, the spin-off is conditioned upon the receipt by ECC of the opinion of White & Case LLP substantially to the effect that, among other things, the spin-off, together with certain related transactions, will qualify as reorganizations for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and that, accordingly for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of ECC common stock upon the receipt of shares of our common stock pursuant to the spin-off, except to the extent such holder receives cash in lieu of fractional shares of our common stock. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the ruling is based upon representations by ECC that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. ECC has made it a condition to the spin-off that ECC obtain the opinion of counsel described above. The opinion will rely on the private letter ruling as to matters covered by the ruling. In addition, the opinion will be based on, among other things, certain assumptions and representations made by ECC and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts.

See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the private letter ruling and the tax opinion.

If the spin-off does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, ECC would be subject to tax as if it had sold the common stock of our company in a taxable sale for its fair market value. ECC’s shareholders would be subject to tax as if they had received a distribution equal to the fair market value of our common stock that was distributed to them, which would be treated as a taxable dividend to the extent of ECC’s earnings and profits. It is expected that the amount of any such taxes to ECC’s shareholders and ECC would be substantial. See “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off.”

A potential indemnity liability to ECC if the spin-off is treated as a taxable transaction could materially adversely affect our company.

In the tax sharing agreement with ECC, we have agreed to indemnify ECC for any losses, claims, and expenses (including any resulting taxes) resulting from the spin-off or certain related transactions failing to qualify as tax-free transactions pursuant to any provision of Section 355 or Section 361 of the Code because of (i) a direct or indirect acquisition of any of our stock, stock options or assets, (ii) any action that we take or fail to take or (iii) any action that we take that is inconsistent with the information and representations furnished to the IRS in connection with the request for the private letter ruling, or to counsel in connection with any opinion being delivered by counsel with respect to the spin-off or certain related transactions. For a more detailed discussion, see “Certain Intercompany Agreements — Agreements with ECC — Tax Sharing Agreement.” Our indemnification obligations to ECC and its subsidiaries are not limited in amount or subject to any cap. If we are required to indemnify ECC and its subsidiaries under the circumstances set forth in the tax sharing agreement, we may be subject to substantial liabilities.

We will have potential conflicts of interest with ECC after the spin-off.

Questions relating to conflicts of interest may arise between ECC and us in a number of areas relating to our past and ongoing relationships. Areas in which conflicts of interest between ECC and us could arise include, but are not limited to, the following:

•	Cross officerships, directorships and stock ownership. We will continue to have significant overlap in directors and executive officers with ECC, which may lead to conflicting interests. At the time of the spin-off, certain of our executive officers, including Charles W. Ergen, our Chairman and Chief Executive Officer, will continue to serve as executive officers of ECC. Three of these individuals will provide us services pursuant to a management services agreement we will enter into with ECC. Our board of directors will include persons who are members of the board of directors of ECC, including Mr. Ergen, who will serve as the Chairman of ECC and us. The executive officers and the members of our board of directors who overlap with ECC will have fiduciary duties to ECC’s shareholders. Pursuant to the management services agreement, three of these officers will be paid by ECC even if their duties include work for ECH. Therefore, these individuals may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. For example, there will be the potential for a conflict of interest when we or ECC look at acquisitions and other corporate opportunities that may be suitable for both companies. In addition, after the spin-off, many of our directors and officers will continue to own ECC stock and options to purchase ECC stock, which they acquired or were granted prior to the spin-off, including Mr. Ergen, who will immediately following the spin off own approximately [ ]% of the total equity and control approximately [ ]% of the voting power of ECC and us. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our company and ECC.

•	Intercompany agreements related to the spin-off. We will enter into certain agreements with ECC pursuant to which it will provide us certain management, administrative, accounting, tax, legal and other services, for which we will reimburse ECC for cost plus an agreed upon margin. In addition, we will enter into a number of intercompany agreements covering matters such as tax sharing and our responsibility for certain liabilities previously undertaken by ECC for certain of our businesses. We will also enter into certain commercial agreements with ECC pursuant to which we will, among other things, be obligated to sell at specified prices, set-top boxes and related equipment to ECC. The terms of these agreements were established while we were a wholly-owned subsidiary of ECC and were not the result of arm’s length negotiations. In addition, conflicts could arise in the interpretation or any extension or renegotiation of these existing agreements after the completion of the spin-off.

•	Future intercompany transactions. In the future, ECC or its affiliates may enter into transactions with us or our subsidiaries or other affiliates. Although the terms of any such transactions will be established based upon negotiations between ECC and us and, when appropriate, subject to the approval of the independent directors on our board or a committee of disinterested directors, there can be no assurance that the terms of any such transactions will be as favorable to us or our subsidiaries or affiliates as may otherwise be obtained in arm’s length negotiations.

•	Business Opportunities. ECC will retain its interests in various U.S. and international companies that have subsidiaries or controlled affiliates that own or operate domestic or foreign services that may compete with services offered by our businesses. We may also compete with ECC when we participate in auctions for spectrum or orbital slots for our satellites.

We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party.

We do not have any agreements with ECC that restrict us from selling our products to competitors of ECC. We also do not have any agreements with ECC that would prevent us from competing with each other.

We may incur material costs and expenses as a result of our separation from ECC.

We may incur costs and expenses greater than those we currently incur as a result of our separation from ECC. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002), tax administration and human resources related functions. Although ECC will continue to provide many of these services to us under the services agreement, such services are for a limited period of time. We cannot assure you that these costs will not be material to our business.

Substantial sales of our common stock may occur in connection with or following the spin-off, which could cause our share price to decline.

The EHC Class A common stock is distributed in the spin-off generally may be sold immediately in the public market. We expect that some of our shareholders, including possibly some of our larger shareholders, will sell the Class A common stock that they receive in the spin-off because, among other reasons, our business profile or market capitalization as an independent, publicly-traded company does not fit their investment objectives. Moreover, index funds hold ECC Class A common stock. Unless we are included in these indices from the date of the spin-off, these index funds will be required to sell our Class A common stock that they receive in the distribution. The sales of significant amounts of our Class A common stock or the perception in the market that these sales will occur could adversely affect the market price of our Class A common stock.

Risks Relating to our Common Stock and the Securities Market

We cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off our stock price may fluctuate significantly.

We cannot assure you that an active trading market will develop or be sustained for our common stock after the spin-off. Nor can we predict the prices at which classes of our common stock may trade after the spin-off. Similarly, we cannot predict the effect of the spin-off on the trading prices of ECC’s common stock or whether the market value of the shares of a class of our common stock and the shares of the same class of ECC’s common stock held by a shareholder after the spin-off will be less than, equal to or greater than the market value of the shares of that class of ECC’s common stock held by such shareholder prior to the spin-off.

The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies; and

•	domestic and foreign economic conditions.

If, following the spin-off, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

Section 404 of the Sarbanes-Oxley Act of 2002 requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, we will eventually be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and our independent auditors will be required to issue an opinion on management’s assessment of those matters. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our stock price may suffer.

It may be difficult for a third party to acquire us, even if doing so may be beneficial to our shareholders.

Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of our company that a shareholder may consider favorable. These provisions include the following:

•	authorizing a capital structure with multiple classes of common stock: a Class A that entitles the holders to one vote per share, a Class B that entitles the holders to ten votes per share, a Class C that entitles the holders to one vote per share, except upon a change in control of our company in which case the holders of Class C are entitled to ten votes per share and a non-voting Class D;

•	authorizing the issuance of “blank check” preferred stock, which could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	limiting who may call special meetings of shareholders;

•	establishing advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings;

•	the existence of authorized and unissued stock which would allow our board of directors to issue shares to persons friendly to current management, thereby protecting the continuity of its management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us.

After the spin-off, we will be controlled by one principal shareholder.

Immediately after the spin-off, Charles W. Ergen, our Chairman and Chief Executive Officer, will beneficially own approximately [     ]% of our total equity securities and possess approximately [     ]% of the total voting power. Thus, Mr. Ergen will have the ability to elect a majority of our directors and to control all other matters requiring the approval of our shareholders. As a result of Mr. Ergen’s voting power, we will be a “controlled company” as defined in the Nasdaq listing rules and, therefore, will not be subject to Nasdaq requirements that would otherwise require us to have (i) a majority of independent directors; (ii) a nominating committee composed solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; and (iv) director nominees selected, or recommended for the Board’s selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors. Mr. Ergen will also own approximately [     ]% of the total equity and [     ]% of the total voting power of ECC and will continue to be the Chairman and Chief Executive Officer of ECC, which will directly and through its subsidiaries continue to be our largest customer, accounting for a substantial majority of our revenues.

Holders of any single class of our common stock may not have any remedies if any action by our directors or officers has an adverse effect on only that series of our common stock.

Principles of Nevada law and the provisions of our certificate of incorporation may protect decisions of our board of directors that have a disparate impact upon holders of any single class of our common stock. Under Nevada law, the board of directors has a duty to act with due care and in the best interests of all of our shareholders, including the holders of all classes of our common stock. Principles of Nevada law established in cases involving differing treatment of multiple classes or series of stock provide that a board of directors owes an equal duty to all common shareholders regardless of class or series and does not have separate or additional duties to any group of shareholders. As a result, in some circumstances, our directors may be required to make a decision that is adverse to the holders of one class of our common stock. Under the principles of Nevada law referred to above, you may not be able to challenge these decisions if our board of directors is disinterested and adequately informed with respect to these decisions and acts in good faith and in the honest belief that it is acting in the best interests of all of our shareholders.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on any research reports that securities or industry analysts publish about us or our business. After our separation from ECC, if no securities or industry analysts initiate coverage of us, the trading price for our stock may be negatively impacted. In the event securities or industry analysts cover us and one or more of these analysts downgrade our stock or publish unfavorable reports about our business, our stock price would likely decline. In addition, if any securities or industry analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement contains certain forward-looking statements regarding business strategies, market potential, future financial performance and other matters. In particular, information included under the headings “The Spin-Off,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Please refer to “Risk Factors” for some but not all of the factors that could cause actual results or events to differ materially from those anticipated.

All cautionary statements made herein should be read as being applicable to all forward-looking statements wherever they appear. In this connection, investors should consider the risks described herein and should not place undue reliance on any forward-looking statements.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this information statement, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, or to reflect any change in our expectations with regard thereto or any other change in events, conditions or circumstances on which any such statement is based.

THE SPIN-OFF

Background

The board of directors of ECC has approved the spin-off of EchoStar Holding Corporation, a wholly owned subsidiary of ECC. EHC will hold the technology and certain infrastructure assets of ECC. ECC will retain its consumer business, including DISH Network, its U.S. consumer pay-TV business. In making its determination, the ECC board of directors met numerous times and considered, among other things, the continuation of ECC’s current operating strategy, and concluded that we and ECC would be able to compete more effectively and have the opportunity to achieve better revenue growth and profitability as a result of the spin-off.

Prior to the spin-off, we were a wholly-owned subsidiary of ECC. Following a series of distributions and contributions from ECC and its subsidiaries to us, we and the companies that will be our subsidiaries after the spin-off, which we refer to as EchoStar Holding Corporation, or EHC, will be engaged in the digital set-top box business, and the fixed satellite services business.

To accomplish the spin-off, ECC will distribute all of its equity interest in us, consisting of shares of our Class A common stock and our Class B common stock, to ECC’s shareholders on a pro rata basis based on the class of ECC common stock held by each such shareholder. Following the spin-off, ECC will cease to own any equity interest in us, and we will operate independently from ECC. No vote of ECC’s shareholders is required or being sought in connection with the spin-off, and ECC’s shareholders will not have any appraisal rights in connection with the spin-off.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “Conditions to the Spin-Off.”

Reasons for the Spin-off

The ECC board of directors regularly reviews the operations that ECC conducts to ensure that ECC’s resources are being put to use in a manner that is in the best interests of ECC and its shareholders. As a result of this ongoing evaluation, ECC concluded that some of its existing non-core businesses were being undervalued by analysts and the market generally, and that these businesses would be in a better competitive position if they were operated as a separate entity from DISH Network. Neither we nor ECC can assure you that, following the spin-off, any benefits will be realized to the extent we anticipate or at all. The board of directors of ECC considered the following potential benefits in making its determination to consummate the spin-off:

•	Creating effective management incentives tied to each of EHC’s and ECC’s performance and increasing the ability to attract and retain personnel. The separation will permit the creation of equity securities, including options and restricted share units, for each of ECC and our company with a value that is expected to reflect more closely the efforts and performance of each company’s management. These equity securities will enable each separate, publicly-traded company to provide incentive compensation arrangements for its specific employee base that is directly related to the market performance of each company’s Class A common stock. ECC believes these equity-based compensation arrangements will provide enhanced incentives for performance and improve the ability for each of EHC and ECC to attract, retain and motivate qualified employees. Equity based compensation is believed to be particularly important in the case of emerging opportunities in our fixed satellite services and international opportunities divisions, which are young businesses in dynamic markets with high potential, the achievements of which we believe can be enhanced greatly through incentive compensation arrangements.

•	Creating opportunities to effectively develop and finance expansion plans. The spin-off will allow each of ECC and our company to develop financing strategies and capital structures designed to correspond better to the underlying fundamentals of its businesses and the industry in which it operates. As a separate, publicly-traded company, our capital structure is expected to facilitate selective acquisitions, joint ventures, investments and financings, possibly using our common stock as currency, as well as to facilitate strategic alliances and internal expansion that are important for us to remain competitive in our industry. Moreover, the spin-off may provide both ECC and EHC with greater flexibility in raising capital and responding to strategic opportunities and to avoid competing demands for capital.

•	Increasing the market value of the companies. Although there can be no assurance, ECC believes that, over time, following the separation, the common stock of the separate, publicly-traded companies should have a higher aggregate market value, on a fully distributed basis and assuming the same market conditions, than if ECC were not to complete the separation. The ECC board of directors believes that this increase in the market value of the common stock, if achieved, should permit each separate, publicly-traded company to effect acquisitions, joint ventures and investments with common stock in a manner that preserves capital with less dilution of the existing shareholders’ interests than would occur by issuing pre-distribution ECC common stock.

•	Allowing each company to separately pursue the business strategies that best suit its long-term interest. Each of ECC and EHC will be able to focus its efforts on its strategic priorities, its businesses and growth opportunities, which will allow each company to respond more quickly and efficiently to developments in the industry or industries in which it operates and which may facilitate the potential expansion and growth of each company. As a separate, publicly-traded company, the separation will permit us to focus on, among other things, our set-top box business, our international opportunities and investments, and particularly our fixed satellite services business, without the need to consider the strategic direction of ECC.

•	Creating separate companies that have different financial characteristics, which may appeal to different investor bases. Establishing separate, publicly-traded companies will allow investors to make independent investment decisions with respect to ECC and us. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

The board of directors of ECC also considered the costs and risks associated with the spin-off. The board of directors of ECC considered, among other factors, any potential negative impact on ECC’s credit ratings as a result of the divestiture of our assets, the possibility that we may experience disruptions in our business as a result of the spin-off, the risk that the combined trading prices of our common stock and ECC’s common stock after the spin-off may be lower than the trading price of ECC’s common stock before the spin-off, the loss of synergies from operating as one company, and the additional legal, accounting and administrative costs associated with our becoming a separate, publicly-traded company. In view of the wide variety of factors considered in connection with the evaluation of the spin-off and the complexity of these matters, the ECC board of directors did not find it useful to, and did not attempt to quantify, rank or otherwise assign relative weights to the factors considered. The board of directors of ECC concluded, however, that the potential benefits of the spin-off outweigh the potential negative factors, and that separating the non-core business of ECC from ECC in the form of a tax-free distribution to ECC shareholders is appropriate and advisable for ECC and its shareholders.

Manner of Effecting the Spin-Off

ECC will effect the spin-off by distributing to its shareholders as a dividend:

•	[ ] of a share of our Class A common stock for every share of ECC Class A common stock,

and

•	[ ] of a share of our Class B common stock for every share of ECC Class B common stock,

in each case, owned of record by each shareholder on the record date.

Prior to the spin-off, ECC will deliver all of the issued and outstanding shares of our Class A common stock and Class B common stock to the distribution agent. On or about [          ], 2007, which we refer to as the distribution date, the distribution agent will effect delivery of the shares of our common stock issuable in the spin-off electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your common stock of ECC and you are the registered holder of the ECC shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name.

Please note that if any shareholder of ECC on the record date sells shares of ECC common stock after the record date but on or before the distribution date, the buyer of those shares, and not the seller, will become entitled to receive the shares of our common stock issuable in respect of the shares sold. See “ — Trading Between the Record Date and the Distribution Date” below for more information.

Most ECC shareholders hold their common stock of ECC through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your ECC common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the common stock of our company that you are entitled to receive in the spin-off. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

Shareholders of ECC are not being asked to take any action in connection with the spin-off. No shareholder approval of the spin-off is required or being sought. We are not asking you for a proxy, and you are requested not to send us a proxy. You are also not being asked to surrender any of your shares of ECC common stock for shares of our common stock. The number of outstanding shares of ECC common stock will not change as a result of the spin-off.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares in connection with the spin-off. Instead, any shareholder who would be entitled to receive a fractional share of our Class A common stock will instead receive a cash payment in lieu of such fractional share. The distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The distribution agent will then distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share. The distribution agent, in its sole discretion, without any influence by ECC or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent and any broker-dealer used by the distribution agent will not be an affiliate of either ECC or us. Any shareholder who would be entitled to receive a fractional share of our Class B common stock will have such fractional share rounded off and will instead receive the number of whole shares they are entitled to receive without regard to any fractional share. The elimination of fractional shares of our Class B common stock is due the limited number of Class B shareholders and the small number of fractional shares that would therefore result from the spin-off, making an aggregation and public sale of such fractional shares impractical.

The distribution agent will distribute a check to each record holder of Class A shares representing the cash amount deliverable in lieu of the record holder’s fractional share interest as soon as practicable following the calculation of these cash amounts. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds. No interest will be paid on any cash distributed in lieu of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders. See “— Material U.S. Federal Income Tax Consequences of the Spin-Off” below for more information.

Treatment of ECC Stock Incentive Awards

Options to purchase shares of ECC Class A common stock, which we refer to as ECC Options, and restricted stock units with respect to shares of ECC Class A common stock, which we refer to as ECC RSUs have been granted to various directors, officers and employees of ECC and certain of its subsidiaries pursuant to the EchoStar Communications Corporation 1995 Stock Incentive Plan, the Amended and Restated EchoStar Communications Corporation 1999 Stock Incentive Plan, the Amended and Restated EchoStar

Communications 2001 Nonemployee Director Stock Option Plan and the EchoStar Communications Corporation 1995 Nonemployee Director Stock Option Plan and various other stock incentive plans administered by the compensation committee of ECC’s board of directors. Under the anti-dilution provisions of the applicable plans, the ECC compensation committee has the authority to make equitable adjustments to outstanding ECC Options and ECC RSUs in the event of certain transactions, including the distribution of our common stock in connection with the spin-off. The ECC compensation committee has determined to make various adjustments to outstanding ECC Options and ECC RSUs, as described below, to preserve the economic benefits of the original award following the spin-off. Any options to purchase, or awards relating to, shares of our common stock issued in connection with such adjustments will be obligations of our company. All options exercisable for, and all awards relating to, shares of ECC Class A common stock, regardless of any adjustment, will remain obligations of ECC.

We intend to file a registration statement with respect to shares of our common stock issuable upon exercise, or vesting, of the equity awards that we issue, as soon as practicable following the distribution date.

Option Awards

As of the record date, each ECC Option will be divided into two options as follows:

•	an option (which we refer to as an EHC Option) to purchase shares of our Class A common stock, exercisable for the number of shares of our Class A common stock that would have been issued in the spin-off in respect of the shares of ECC Class A common stock subject to the applicable ECC Option, if such ECC Option had been exercised in full immediately prior to the record date, rounded down to the nearest whole-share; and

•	an option (which we refer to as an Adjusted ECC option) to purchase shares of ECC Class A common stock, exercisable for the same number of shares of ECC Class A common stock that are exercisable with respect to the outstanding ECC Option, rounded down to the nearest whole-share.

The aggregate exercise price of each outstanding ECC option will be allocated between the EHC Option and the Adjusted ECC Option.

Each Adjusted ECC Option and EHC Option will take into account all employment with both ECC and EHC for purposes of determining when the option vests and terminates. Fractional shares will be adjusted or compensated by ECC as appropriate in the sole discretion of the ECC compensation committee. All other terms and conditions of the EHC Option and the Adjusted ECC Option will generally be the same as the outstanding ECC Option, in all material respects.

As a result of these adjustments, certain persons who are employed by or associated with ECC immediately following the distribution date will hold EHC Options, and certain persons who will be employed by or associated with our company immediately following the distribution date may hold Adjusted ECC Options. Regardless of these employment or other relationships, ECC will not be responsible for the exercise or settlement of any EHC Option, and we will not be responsible for the exercise or settlement of any option to purchase ECC common stock (including an Adjusted ECC Option). Any exercising holder of an EHC Option must exercise the security directly with us. Similarly, any exercising holder of an option to purchase ECC common stock must exercise the security directly with ECC. In this regard, we will enter into an option agreement with each holder of an EHC Option, and, if necessary, ECC will amend its existing option agreement with each holder of an outstanding ECC Option, in each case to reflect the provisions described above.

Restricted Stock Unit Awards

For each ECC RSU outstanding as of the record date, the holder of such ECC RSU will be entitled to receive, for each share of ECC Class A common stock subject thereto, an EHC RSU with respect to the number of shares our Class A common stock that would have been issued in the spin-off in respect of the shares of ECC Class A common stock subject to the applicable ECC RSU.

The distribution will not have any other effect on the outstanding ECC RSUs, and the RSUs relating to our common stock will be subject to the same terms and conditions as apply to the ECC awards with respect to which the adjustment, or distribution, as applicable, is made. Each such award will take into account all employment with both ECC and EHC for purposes of determining when the award vests or the restrictions on the award lapse, as applicable. Fractional shares will be adjusted or compensated by ECC as appropriate in the sole discretion of the ECC compensation committee.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of certain material U.S. federal income tax consequences to the holders of ECC common stock in connection with the spin-off. The summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this document and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired ECC common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of ECC’s equity;

•	holders owning ECC common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax;

•	persons that own ECC common stock through partnerships or other pass through entities; or

•	holders of ECC common stock who are neither citizens nor residents of the United States, or that are foreign corporations, foreign partnerships or foreign estates or trusts for U.S. federal income tax purposes.

This summary does not address the U.S. federal income tax consequences to ECC shareholders who do not hold ECC common stock as a capital asset. Moreover, this summary does not address any state, local or foreign tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds ECC common stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

You should consult your own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of the distribution.

The spin-off is conditioned upon ECC’s receipt of an opinion of White & Case LLP, substantially to the effect that the spin-off, together with certain related transactions, will qualify as reorganizations under Sections 355 and 368(a)(1)(D) of the Code. In addition, ECC has applied for a private letter ruling from the IRS that the distribution will so qualify. Assuming the spin-off so qualifies:

•	the spin-off generally will not result in any taxable income, gain or loss to ECC;

•	no gain or loss will be recognized by, or be includible in the income of, a shareholder of ECC common stock solely as the result of the receipt of our common stock in the spin-off, except, as described below, in connection with cash received in lieu of fractional shares of our Class A common stock;

•	the basis of the ECC common stock and our common stock in the hands of ECC’s shareholders immediately after the spin-off will be the same as the basis of the ECC common stock immediately before the spin-off, allocated between the common stock of ECC and us in proportion to their relative fair market values on the date of the distribution; and

•	the holding period of our common stock received by ECC shareholders will include the holding period of their ECC common stock, provided that such ECC common stock is held as a capital asset on the date of the spin-off.

ECC shareholders that have acquired different blocks of ECC common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of our common stock distributed with respect to such blocks of ECC common stock.

If you receive cash in lieu of a fractional share of Class A common stock as part of the spin-off, you will be treated as though you first received a distribution of the fractional share in the spin-off and then sold it for the amount of such cash. You will generally recognize capital gain or loss, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash you receive for such fractional share and your tax basis in that fractional share, as determined above. Such capital gain or loss will be a long-term capital gain or loss if your holding period for your ECC common stock is more than one year on the distribution date.

Although a private letter ruling relating to the qualification of the spin-off and certain related transactions under Sections 355 and 368(a)(l)(D) of the Code will generally be binding on the IRS, the continuing validity of such ruling, if obtained, will be subject to the accuracy of factual representations and assumptions made in the ruling request. Also, as part of the IRS’s general policy with respect to rulings on spin-off transactions under Section 355 of the Code, any private letter ruling obtained by ECC will not be based upon a determination by the IRS that certain conditions which are necessary to obtain tax-free treatment under Section 355 of the Code have been satisfied. Rather, such private letter ruling will be based upon representations by ECC that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the private letter ruling. As a result of this IRS policy, ECC has made it a condition to the spin-off that ECC obtain an opinion of White & Case LLP substantially to the effect, that the spin-off, together with certain related transactions, will qualify as reorganizations under Sections 355 and 368(a)(1)(D) of the Code. The opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by ECC and us. If any of those factual representations or assumptions were untrue or incomplete in any material respect, any undertaking was not complied with, or the facts upon which the opinion is based were materially different from the facts at the time of the spin-off, the spin-off may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the opinion of counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you could be materially less favorable.

The Spin-off

If the spin-off were not to qualify as a tax-free transaction, ECC would recognize taxable gain equal to the excess of the fair market value of our common stock distributed to ECC shareholders over ECC’s tax basis in our common stock. In addition, each shareholder who receives our common stock in the spin-off would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the extent of such shareholders’ pro rata share of ECC’s current and accumulated earnings and profits;

•	a reduction in such shareholder’s basis (but not below zero) in ECC common stock to the extent the amount received exceeds such shareholder’s share of ECC’s earnings and profits; and

•	a taxable gain from the exchange of ECC common stock to the extent the amount received exceeds both such shareholder’s share of ECC’s earnings and profits and such shareholder’s basis in ECC common stock.

Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, it may be disqualified as tax-free to ECC under Section 355(e) of the Code if 50% or more of the stock of either ECC or us is acquired as part of a plan or series of related transactions that include the distribution. For this purpose, any acquisitions of our stock or ECC’s stock within two years before or after the distribution are presumed to be part of such a plan, although ECC or we may be able to rebut that presumption. If such an acquisition of our stock or ECCs stock triggers the application of Section 355(e) of the Code, ECC would recognize taxable gain as described above with respect to the spin-off, but the spin-off would generally be tax-free to each ECC shareholder. Under the tax sharing agreement between ECC and us, we would be required to indemnify ECC against that taxable gain if it were triggered by an acquisition of our stock, stock options or assets. Additionally, pursuant to the tax sharing agreement between ECC and us, we would be required to indemnify ECC against any taxes, losses, claims and expenses resulting from the spin-off and certain related transactions failing to qualify as tax-free distributions pursuant to any provision of Section 355 or Section 361 of the Code in certain other circumstances.

ECC may incur some tax cost in connection with the spin-off (as a result of certain intercompany transactions or as a result of certain differences between federal, on the one hand, and foreign or state tax rules, on the other), whether or not the spin-off qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code.

Information Statement

U.S. Treasury Regulations require each ECC shareholder that (i) receives shares of our stock in the spin-off and (ii) immediately before the spin-off owned five percent or more (by vote or value) of the total outstanding stock of ECC, to attach to such shareholder’s U.S. federal income tax return for the year in which such stock is received a statement setting forth certain information related to the spin-off.

THE ABOVE DESCRIPTION IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE SPIN-OFF. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF YOUR PARTICULAR SITUATION.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly-traded company. Immediately following the spin-off, we expect to have outstanding approximately [     ] million shares of our Class A common stock and approximately [     ] million shares of our Class B common stock, based upon the number of shares of ECC Class A common stock and ECC Class B common stock outstanding as of [          ], 2007. The actual number of shares of our Class A common stock and Class B common stock to be distributed in the spin-off will depend upon the actual number of shares of ECC Class A common stock and ECC Class B common stock outstanding on the record date and will reflect any exercise of ECC options between the date the ECC board of directors declares the dividend for the spin-off and the record date of the spin-off. In addition, no shares of our Class C common stock or Class D common stock will be outstanding immediately following the spin-off. The spin-off will not affect the number of outstanding shares of ECC common stock or any rights of ECC shareholders, although it will affect the market value of each outstanding share of ECC common stock.

Immediately following the spin-off, we expect to have approximately [          ] holders of record of shares of our Class A common stock. Mr. Ergen and entities related to Mr. Ergen will be the only holders of record of our Class B common stock following the spin-off. We will not have any holders of record of our Class C common stock or Class D common stock immediately after the spin-off.

Before the spin-off, we will enter into a Separation Agreement and other agreements with ECC to effect the spin-off and provide a framework for our relationship with ECC after the spin-off. These agreements will govern the relationships among ECC and us subsequent to the completion of the spin-off and provide for the allocation among ECC and us of ECC’s assets, liabilities and obligations attributable to periods prior to our separation from ECC. The Separation Agreement, in particular, requires ECC to assume certain of ECC’s contingent corporate liabilities and debt.

Listing and Trading of our Common Stock

On the date of this information statement, we are a wholly-owned subsidiary of ECC. Accordingly, there is currently no public market for our common stock; although a “when-issued” market in our Class A common stock may develop. See “— Trading Between the Record Date and Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of Class A common stock on the Nasdaq Global Market under the symbol “[          ].” Following the spin-off, ECC Class A common stock will continue to trade on the Nasdaq Global Market under the symbol “DISH.”

Neither we nor ECC can assure you as to the trading price of ECC Class A common stock or our Class A common stock after the spin-off or as to whether the combined trading prices of our Class A common stock and the ECC Class A common stock after the spin-off will be less than, equal to or greater than the trading prices of ECC Class A common stock prior to the spin-off. The trading price of our Class A common stock may fluctuate significantly following the spin-off. See “Risk Factors — Risks Relating to Our Common Stock and the Securities Market.”

The shares of our common stock distributed to ECC’s shareholders will be freely transferable, except for shares received by individuals who are our affiliates and any shares distributed in respect of any ECC RSUs. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. This may include some or all of our executive officers and directors. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder. Our affiliates will not be permitted to sell shares of our common stock under Rule 144 until 90 days after the date on which the registration statement of which this information statement forms a part is declared effective.

Trading Between the Record Date and Distribution Date

Between the record date and the distribution date, ECC Class A common stock will continue to trade on the Nasdaq Global Market in the regular way market. During this time, shares of ECC Class A common stock that trade on the regular way market will trade with an entitlement to receive shares of our Class A common stock distributable in the spin-off. No ex-dividend market will be established for any class of our common stock until the first trading day following the distribution date. Therefore, if you own shares of ECC common stock on the record date and thereafter sell those shares on or prior to the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the spin-off with respect to the shares of ECC common stock you sell. On the first trading day following the distribution date, shares of ECC Class A common stock will begin trading without any entitlement to receive shares of our common stock. Shares of ECC Class A common stock trade under the symbol “DISH.”

Between the record date and the distribution date, a when-issued trading market in our Class A common stock may develop. Our Class A common stock is expected to be listed for trading on the Nasdaq Global Market. The when-issued trading market would be a market for the shares of our Class A common stock that will be distributed in the spin-off. If you own shares of ECC common stock on the record date (and do not sell those shares of ECC common stock on or before the distribution date), then you are entitled to a number of shares of the same class of our common stock based upon the number of shares of such class of ECC common stock you held at that time. If you own ECC Class A common stock, you may trade this entitlement to receive shares of our common stock, without the shares of ECC Class A common stock you own, on the when-issued trading market. We expect when-issued trades of our Class A common stock to settle within three trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading with respect to our Class A common stock will end and regular way trading will begin. If when-issued trading occurs, the listing for our Class A common stock is expected to be under trading symbols different from our regular way trading symbols. We will announce our when-issued trading symbols when and if they become available. Following the distribution date, shares of our Class A common stock are expected to be listed on the Nasdaq Global Market under the trading symbol “[          ].” If the spin-off does not occur, all when-issued trading will be null and void.

Conditions to the Spin-Off

We expect that the spin-off will be effective on the distribution date, provided, that among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation Agreement, waived by ECC:

•	the Securities and Exchange Commission shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, no stop order relating to the registration statement shall be in effect and this information statement shall have been mailed to holders of ECC common stock;

•	all permits, registrations and consents required under the securities or blue sky laws in connection with the spin-off shall have been received;

•	ECC shall have received the opinion of White & Case LLP confirming the tax-free status of the spin-off and certain related transactions for U.S. federal income tax purposes;

•	the listing of our common shares on the Nasdaq Global Market shall have been approved;

•	all material governmental approvals and other consents necessary to consummate the distribution, including without limitation FCC approvals, shall have been received; and

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on ECC’s part to effect the spin-off. ECC has the right not to complete the spin-off if, at any time, ECC’s board of directors determines, in its sole discretion, that the distribution is not in the best interests of ECC or its stockholders or that market conditions are such that it is not advisable to separate EHC from ECC.

Reasons for Furnishing this Information Statement

This information statement is being furnished solely to provide information to ECC shareholders who will receive shares of our common stock in the spin-off. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of ECC. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither our company nor ECC undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA COMBINED
AND ADJUSTED FINANCIAL DATA

The following tables present selected historical information relating to our combined financial condition and results of operations for the six months ended June 30, 2007 and 2006 and the past five years. The financial data for the three years ended December 31, 2006 has been derived from our audited combined financial statements for the corresponding periods. Data for the other periods presented has been derived from unaudited information. The data should be read in conjunction with our combined financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein. Our historical and pro forma financial data included in this information statement may not be indicative of our future performance and does not necessarily reflect what our financial condition and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, particularly since changes will occur in our operations and capitalization as a result of our spin-off from ECC. Our audited combined financial statements reflect the historical financial position and results of operations of entities included in consolidated financial statements of ECC, representing almost exclusively ECC’s set-top box business, using the historical results of operations and historical bases of assets and liabilities of this business. Our historical combined financial statements reflect sales to ECC at cost and do not include certain satellites, uplink and satellite transmission assets, real estate and other assets and related liabilities that will be contributed to us by ECC in the spin-off. These assets and liabilities, which will primarily comprise our fixed satellite services business, have been separately audited and are included in the Statement of Net Assets to be Contributed by ECC and Unaudited Pro Forma Combined and Adjusted Financial Information included herein. The financial condition and results of operations of our fixed satellite services business have not been included in our historical combined financial statements because our fixed satellite services business was operated as an integral part of ECC’s subscription television business and did not constitute a “business” in the historical financial statements of ECC. Our historical financial data also does not include financial information of Sling Media, Inc., which was recently acquired by ECC and will be contributed to us in the spin-off. Sling Media’s audited consolidated financial statements are included elsewhere in this information statement, and its historical financial information also has been included in our “Unaudited Pro Forma Combined and Adjusted Financial Information.”

	For the Six Months
	Ended June 30,			For The Years Ended December 31,
Statements of	2007			2006
Operations Data:	Pro Forma	2007	2006	Pro Forma	2006	2005	2004	2003	2002
	(Unaudited)	(Unaudited)		(Unaudited)				(Unaudited)	(Unaudited)
	(In thousands)

Revenue	$1,057,384	$778,352	$755,616	$2,080,259	$1,525,320	$1,513,691	$1,720,091	$976,636	$1,037,862
Costs and Expenses:
Cost of sales	823,328	742,290	702,773	1,609,571	1,440,178	1,438,629	1,650,775	886,665	934,996
Research and development	35,311	27,035	25,162	62,966	56,451	45,928	39,809	32,361	32,966
General and administrative, including sales and marketing	62,171	37,579	28,766	100,400	60,106	56,366	65,059	50,472	72,366
Depreciation and amortization	117,390	2,909	3,124	237,855	6,032	5,832	5,071	5,511	6,655

Total costs and expenses	1,038,200	809,813	759,825	2,010,792	1,562,767	1,546,755	1,760,714	975,009	1,046,984

Operating income (loss)	$19,184	$(31,461)	$(4,209)	$69,467	$(37,447)	$(33,064)	$(40,623)	$1,627	$(9,122)

Net income (loss)	$32,194	$(33,293)	$(2,324)	$176,836	$(34,162)	$(44,940)	$(43,237)	$4,329	$(97,368)

	As of
	June 30,
	2007		As of December 31,
Balance Sheet Data:	Pro Forma	2007	2006	2005	2004	2003	2002
	(Unaudited)	(Unaudited)			(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)

Cash, cash equivalents and marketable securities	$1,347,007	$336,183	$323,576	$106,109	$143,437	$156,814	$52,148
Restricted cash	$3,550	$—	$—	$1,581	$1,699	$1,523	$—
Total assets	$3,600,563	$656,328	$517,821	$229,392	$277,843	$248,811	$228,191
Long-term debt (including current portion)	$397,989	$—	$—	$495	$647	$2,214	$756
Total owner’s equity (deficit)	$2,989,974	$634,773	$502,283	$217,132	$258,452	$230,023	$68,300

	For the Six Months
	Ended June 30,		For The Years Ended December 31,
Cash Flow Data:	2007	2006	2006	2005	2004	2003	2002
	(Unaudited)					(Unaudited)	(Unaudited)
	(In thousands)

Net cash flows from:
Operating activities	$(29,695)	$(5,467)	$(36,374)	$(14,193)	$(78,916)	$(49,463)	$(2,796)
Investing activities	$(125,244)	$(55,753)	$(54,781)	$(16,700)	$(5,619)	$(12,244)	$(30,814)
Financing activities	$153,223	$73,291	$104,534	$39,782	$69,715	$74,899	$35,390

UNAUDITED PRO FORMA COMBINED AND ADJUSTED FINANCIAL INFORMATION

Our audited historical combined financial statements reflect the historical financial position and results of operations of entities included in the consolidated financial statements of ECC, principally representing only the digital set-top box business, using the historical results of operations and historical bases of assets and liabilities of this business. Our historical combined financial statements reflect sales to ECC at cost and do not include certain satellites, uplink and satellite transmission assets, real estate and other assets and related liabilities that will be contributed to us by ECC in the spin-off. These assets and liabilities, which will primarily comprise our fixed satellite services business, have been separately audited and are included in the Statement of Net Assets to be Contributed by ECC and Unaudited Pro Forma Combined and Adjusted Financial Information included herein. Our historical financial data also does not include financial information of Sling Media, Inc., which was recently acquired by ECC and will be contributed to us in the spin-off. Sling Media’s audited consolidated financial statements are included elsewhere in this information statement, and its historical financial information also has been included in our Unaudited Pro Forma Combined and Adjusted Financial Information included herein.

The Unaudited Pro Forma Combined and Adjusted Financial Information give effect to:

•	the contribution by ECC to us of the net assets to primarily be used in our fixed satellite services business, including $1 billion in cash;

•	the results of operations and other expenses, including depreciation expenses, related to the assets contributed to us by ECC to be used in our fixed satellite services business;

•	the impact of the transition services and commercial agreements between us and ECC;

•	the issuance by us to ECC, in consideration for the contribution, of [ ] million shares of our common stock;

•	the distribution of [ ] million shares of our common stock to holders of ECC stock; and

•	the contribution of Sling Media to us.

The share numbers are based on ECC share numbers as of June 30, 2007, and the settlement amount is based on our balances as of June 30, 2007.

The unaudited pro forma combined financial statements of EHC presented below have been derived in part from our audited combined financial statements for the year ended December 31, 2006 and from our unaudited combined financial statements as of and for the six months ended June 30, 2007.

These unaudited pro forma combined financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes to those statements included elsewhere in this information statement.

The unaudited pro forma combined statements of operations for the six months ended June 30, 2007 and for the year ended December 31, 2006 have been prepared as if the transactions described above occurred as of January 1, 2006. The unaudited pro forma combined balance sheet as of June 30, 2007 has been prepared as if these transactions occurred as of June 30, 2007. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable based on our current plans and expectations. However, such adjustments are subject to change based on the final valuation of Sling Media and the final terms of the spin-off and the transaction agreements. Our historical financial, pro forma and other data included in this information statement are not necessarily indicative of our future financial position, future results of operations or future cash flows, nor do they reflect what our financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented.

The preliminary allocation of the purchase price for Sling Media used in the unaudited pro forma combined financial information is based on preliminary estimates and currently available information. These assumptions and estimates will be revised as additional information becomes available upon final valuation of Sling Media’s assets and liabilities. The final determination of the allocation of the purchase price will be based on the actual intangible assets, and net tangible assets of Sling Media existing as of the date of the acquisition.

Our unaudited pro forma combined statements of operations do not give effect to initial expenses directly attributable to the spin-off because of their non-recurring nature. A significant portion of these non-recurring charges to effect the separation will be incurred by ECC, such as investment banker fees, outside legal and accounting fees relating to the spin-off, office move costs, costs to separate information systems and temporary consulting costs. We will incur separation costs that have a future benefit to our company such as employee compensation expenses and temporary labor used to develop ongoing processes. See “Certain Intercompany Agreements.”

ECHOSTAR HOLDING CORPORATION

UNAUDITED PRO FORMA COMBINED AND ADJUSTED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2006
		Pro Forma		EHC			Pro Forma		Pro Forma
	EHC	Spin		Pro Forma	Sling Media		Acquisition		Combined and
	Historical	Adjustments		Adjusted	Historical		Adjustments		Adjusted
				(In thousands)

Revenue:

Equipment and other sales — ECC	$1,288,691	$172,418	(a)	$1,461,109	$—		$—		$1,461,109
Equipment sales	236,629	—		236,629	29,055		—		265,684
FSS — ECC	—	331,434	(b)	331,434	—		—		331,434
FSS — other	—	8,557	(c)	8,557	—		—		8,557
Other — ECC	—	13,475	(d)	13,475	—		—		13,475

Total revenue	1,525,320	525,884		2,051,204	29,055		—		2,080,259

Costs and Expenses:
Cost of equipment and other sales	1,440,178	2,876	(e)	1,443,054	20,191		—		1,463,245
FSS cost of sales	—	146,326	(f)	146,326	—		—		146,326
Research and development	56,451	—		56,451	6,515		—		62,966
General and administrative	60,106	16,166	(g)	76,272	5,573		—		81,845
Sales and marketing	—	—		—	18,555		—		18,555
Depreciation and amortization	6,032	231,823	(h)	237,855	—		—		237,855

Total costs and expenses	1,562,767	397,191		1,959,958	50,834		—		2,010,792

Operating income (loss)	(37,447)	128,693		91,246	(21,779)		—		69,467

Other Income (Expense):
Interest income	831	52,259	(i)	53,090	1,478		—		54,568
Interest expense, net of amounts capitalized	(1,059)	952	(j)	(107)	(512)		—		(619)
Other	6,588	(2,160)		4,428	(45)		—		4,383

Total other income (expense)	6,360	51,051		57,411	921		—		58,332

Income (loss) before income taxes	(31,087)	179,744		148,657	(20,858)		—		127,799
Income tax (provision) benefit, net	(3,075)	39,856	(k)	36,781	(74	)(1)	12,330	(l)	49,037

Net income (loss)	$(34,162)	$219,600		$185,438	$(20,932)		$12,330		$176,836

Pro forma earnings per share:
Basic and Diluted
Pro forma shares outstanding:
Basic and Diluted

See accompanying notes.

ECHOSTAR HOLDING CORPORATION

UNAUDITED PRO FORMA COMBINED AND ADJUSTED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30, 2007
		Pro Forma				Pro Forma		Pro Forma
	EHC	Spin		EHC	Sling Media	Acquisition		Combined and
	Historical	Adjustments		Pro Forma	Historical	Adjustments		Adjusted
				(In thousands)

Revenue:
Equipment and other sales — ECC	$677,232	$90,557	(a)	$767,789	$—	$—		$767,789
Equipment sales	101,120	—		101,120	14,734	—		115,854
FSS — ECC	—	158,301	(b)	158,301	—	—		158,301
FSS — other	—	8,665	(c)	8,665	—	—		8,665
Other — ECC	—	6,775	(d)	6,775	—	—		6,775

Total revenue	778,352	264,298		1,042,650	14,734	—		1,057,384

Costs and Expenses:
Cost of equipment and other sales	742,290	1,077	(e)	743,367	10,317	—		753,684
FSS cost of sales	—	69,644	(f)	69,644	—	—		69,644
Research and development	27,035	—		27,035	8,276			35,311
General and administrative	37,579	11,306	(g)	48,885	2,466	—		51,351
Sales and marketing	—	—		—	10,820	—		10,820
Depreciation and amortization	2,909	114,481	(h)	117,390	—	—		117,390

Total costs and expenses	809,813	196,508		1,006,321	31,879	—		1,038,200

Operating income (loss)	(31,461)	67,790		36,329	(17,145)	—		19,184

Other Income (Expense):
Interest income	942	28,491	(i)	29,433	311	—		29,744
Interest expense, net of amounts capitalized	(537)	495	(j)	(42)	—	—		(42)
Other	(765)	(27)		(792)	(77)	—		(869)

Total other income (expense)	(360)	28,959		28,599	234	—		28,833

Income (loss) before income taxes	(31,821)	96,749		64,928	(16,911)	—		48,017
Income tax (provision) benefit, net	(1,472)	(23,048	)(k)	(24,520)	(73)	8,770	(l)	(15,823)

Net income (loss)	$(33,293)	$73,701		$40,408	$(16,984)	$8,770		$32,194

Pro forma earnings per share:
Basic and Diluted
Pro forma shares outstanding:
Basic and Diluted

See accompanying notes.

ECHOSTAR HOLDING CORPORATION

UNAUDITED PRO FORMA COMBINED AND ADJUSTED BALANCE SHEET

	As of June 30, 2007
										EHC
		Net Assets	EHC	Pro Forma		EHC		Pro Forma		Pro Forma
	EHC	to be	Historical	Spin		Pro Forma	Sling Media	Acquisition		Combined and
	Historical	Contributed	Combined	Adjustments		Adjusted	Historical	Adjustments		Adjusted
	(In thousands, except for per share amounts)

ASSETS
Current Assets:
Cash and cash equivalents	$27,905	$1,000,000	$1,027,905	$—		$1,027,905	$10,824	$—		$1,038,729
Marketable investment securities	308,278	—	308,278	—		308,278	—	—		308,278
Trade accounts receivable, net of allowance for doubtful accounts	25,812	1,950	27,762	—		27,762	7,872	—		35,634
Inventories, net	844	—	844	—		844	6,558	—		7,402
Current deferred tax assets	—	4,754	4,754	3,909	(m)	8,663	—	7,862	(l)	16,525
Other current assets	3,123	63,438	66,561	—		66,561	2,946	—		69,507

Total current assets	365,962	1,070,142	1,436,104	3,909		1,440,013	28,200	7,862		1,476,075
Restricted cash and marketable investment securities	—	3,150	3,150	—		3,150	400	—		3,550
Property and equipment, net	153,082	1,304,446	1,457,528	—		1,457,528	3,563	—		1,461,091
FCC authorizations	42,873	25,658	68,531	—		68,531	—	—		68,531
Intangible assets, net	11,331	151,850	163,181	—		163,181	2,670	320,813	(p)	486,664
Investments in affiliates	78,508	—	78,508	—		78,508	—	—		78,508
Other noncurrent assets, net	4,572	21,142	25,714	—		25,714	430	—		26,144

Total assets	$656,328	$2,576,388	$3,232,716	$3,909		$3,236,625	$35,263	$328,675		$3,600,563

LIABILITIES AND OWNER’S EQUITY (DEFICIT)
Current Liabilities:
Trade accounts payable	$8,475	$—	8,475	$(6,965)		$1,510	$4,627	$—		$6,137
Accrued expenses	12,783	14,524	27,307	(862)		26,445	5,655	—		32,100
Current portion of long-term debt	—	37,146	37,146	—		37,146	950	—		38,096

Total current liabilities	21,258	51,670	72,928	(7,827)		65,101	11,232	—		76,333

Long-term obligations, net of current portion:
Long-term debt	—	359,893	359,893	—		359,893	—	—		359,893
Deferred tax liabilities	297	228,324	228,621	(43,524	)(m)	185,097	—	(13,238	)(l)	171,859
Other long-term liabilities	—	—	—	—		—	2,504	—		2,504

Total long-term obligations, net of current portion	297	588,217	588,514	(43,524)		544,990	2,504	(13,238)		534,256

Total liabilities	21,555	639,887	661,442	(51,351)		610,091	13,736	(13,238)		610,589

ECHOSTAR HOLDING CORPORATION

UNAUDITED PRO FORMA COMBINED AND ADJUSTED BALANCE SHEET — (Continued)

	As of June 30, 2007
										EHC
		Net Assets	EHC	Pro Forma		EHC		Pro Forma		Pro Forma
	EHC	to be	Historical	Spin		Pro Forma	Sling Media	Acquisition		Combined and
	Historical	Contributed	Combined	Adjustments		Adjusted	Historical	Adjustments		Adjusted
	(In thousands, except for per share amounts)

Net investment in EHC (Owner’s Equity (Deficit)):
Convertible Series A Preferred Stock of Sling Media $.0001 par value, 8,400,000 shares authorized, 7,759,082 shares issued and outstanding	—	—	—	—		—	1	(1	)(q)	—
Convertible Series B Preferred Stock of Sling Media $.0001 par value, 7,930,000 shares authorized, 7,694,271 shares issued and outstanding	—	—	—	—		—	1	(1	)(q)	—
Sling Media common stock, warrants and additional paid-in capital	—	—	—	—		—	64,103	(64,103	)(q)	—
Preferred Stock of EHC, $.001 par value, 20,000,000 shares authorized	—	—	—	—		—	—	—		—
EHC Class A common stock, $.001 par value, 1,600,000,000 shares authorized	—	—	—	—	(n)	—	—	—		—
EHC Class B common stock, $.001 par value, 800,000,000 shares authorized	—	—	—	—	(n)	—	—	—		—
Accumulated other comprehensive income (loss)	65,275	—	65,275	—		65,275	71	(71	)(q)	65,275
Owner’s net investment	569,498	—	569,498	1,991,761	(o)	2,561,259	(42,649)	42,649	(q)	2,924,699
								342,340	(p)
								21,100	(1)
Net assets to be contributed	—	1,936,501	1,936,501	(1,936,501	)(o)	—	—	—		—

Total net investment in EHC (Owner’s equity (deficit))	634,773	1,936,501	2,571,274	55,260		2,626,534	21,527	341,913		2,989,974

Total liabilities and net investment in EHC (Owner’s equity (deficit))	$656,328	$2,576,388	$3,232,716	$3,909		$3,236,625	$35,263	$328,675		$3,600,563

See accompanying notes.

ECHOSTAR HOLDING CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

Adjustments to Pro Forma Combined Statements of Operations:

The pro forma adjustments for the spin-off represent the estimated incremental revenue and expenses of EHC associated with operating as a stand-alone company, primarily consisting of the results of operations and other expenses, including depreciation expenses, associated with the net assets contributed to us by ECC to primarily be used in our fixed satellite services business and our commercial agreements with ECC (see “Certain Intercompany Agreements”).

(a) Represents incremental revenue on equipment sales to ECC at cost plus an agreed upon margin, which we believe to be fair market value pricing.

(b) Represents revenue for sales of services to ECC related to the satellites, uplink and satellite transmission assets to be contributed to us by ECC, including uplink, telemetry, tracking and control, and professional engineering services, which we believe to be fair market value pricing.

(c) Represents revenue for sales of services to third-parties related to the satellites, uplink and satellite transmission assets to be contributed to us by ECC.

(d) Primarily represents rental revenue related to buildings contributed to us by ECC, and leased back to ECC.

(e) Represents incremental cost of sales related to the purchase of remanufactured receivers from ECC, which are resold to third parties, pursuant to our receiver agreement with ECC.

(f) Represents cost of sales related to services sold to ECC and other third-parties related to the satellites, uplink and satellite transmission assets to be contributed to us by ECC, including satellite leasing, uplink, telemetry, tracking and control services.

(g) Represents additional general and administrative expenses primarily related to corporate overhead expenses and related employee benefits charged to us by ECC.

(h) Represents additional depreciation and amortization expense primarily associated with the satellites, uplink and satellite transmission assets and certain other real estate assets to be contributed to us by ECC.

(i) Represents interest income primarily related to the $1.0 billion of cash to be contributed to us by ECC.

(j) Primarily represents the reversal of interest expense for a note payable to ECC that will be contributed to us as capital by ECC.

(k) Represents the tax effect of pro forma adjustments using our blended Federal, state and international statutory tax rate adjusted for permanent differences and the release of our valuation allowance of $93.8 million in 2006.

The pro forma adjustments for the acquisition of Sling Media are as follows:

(l) Represents the reversal of Sling Media’s deferred tax asset valuation allowance.

Adjustments to Pro Forma Combined Balance Sheet:

Further information regarding the Net Assets to be Contributed can be found in the audited Statement of Net Assets included in this information statement.

The pro forma balance sheet adjustments for the spin-off represent the following:

(m) Represents the tax effect of pro forma adjustments using our pro forma blended Federal and state statutory tax rate and the release of our valuation allowance.

ECHOSTAR HOLDING CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL DATA — (Continued)

(n) The distribution of [     ] million shares of our common stock to holders of ECC common stock.

(o) Represents the elimination of ECC’s net investment in us and the contribution of $1.0 billion of cash and other net assets by ECC to us.

The pro forma adjustments for the acquisition of Sling Media are as follows:

(p) Based on information currently available, the purchase price (including cash paid and estimated transaction costs to us) has been preliminarily allocated as follows (in thousands):

Cash	$341,715
Estimated transaction costs	625

Total purchase price	342,340
Less: Sling Media net assets	(21,527)

Preliminary excess purchase price over book value of net assets acquired	$320,813

(q) Adjustment to reflect elimination of Sling Media’s historical stockholders’ equity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the audited and unaudited combined financial statements and notes to the financial statements included elsewhere in this information statement. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this information statement entitled “Risk Factors” and“Cautionary Statement Concerning Forward-Looking Statements” and other sections in this information statement. To facilitate your understanding of our financial performance we also discuss certain pro forma financial data in this section. Our pro forma financial information is set out in more detail under the caption “Unaudited Pro Forma Combined and Adjusted Financial Information” elsewhere in this information statement.

Basis of Presentation

The combined financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the entities included in the consolidated financial statements and accounting records of ECC, principally representing the set-top box business, using the historical results of operations and the historical bases of assets and liabilities of this segment.

The historical combined financial statements reflect sales of set-top boxes and related components to ECC at cost. Our historical combined financial statements do not include certain satellites, uplink and satellite transmission assets, real estate and other assets and related liabilities that will be contributed to us by ECC in the spin-off. These assets and liabilities, which will primarily comprise our fixed satellite services business, have been separately audited and are included in the Statement of Net Assets to be Contributed by ECC and Unaudited Pro Forma Combined and Adjusted Financial Information included herein. Our historical financial data also does not include financial information of Sling Media, Inc., which was recently acquired by ECC and will be contributed to us in the spin-off. Sling Media’s audited consolidated financial statements are included elsewhere in this information statement, and its historical financial information also has been included in our Unaudited Pro Forma Combined and Adjusted Financial Information. We have prepared unaudited pro forma combined financial statements to make adjustments for and give effect to the spin-off. See “Unaudited Pro Forma Combined and Adjusted Financial Information” above.

In addition, the combined statements of operations include expense allocations for certain corporate functions historically provided to us by ECC, including, among other things, treasury, tax, accounting and reporting, risk management, legal, internal audit, human resources, investor relations and information technology. In certain cases, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to us by ECC were allocated to us based on the relative percentages, as compared to ECC’s other businesses, of headcount or other appropriate methods depending on the nature of each item of cost to be allocated. Pursuant to transition services agreements we will enter into with ECC prior to the spin-off, ECC will continue to provide us with certain of these services at prices agreed upon by ECC and us for a period of two years from the date of the spin-off at cost plus an agreed upon margin, which is believed to be fair market value pricing. We will arrange to procure other services pursuant to arrangements with third parties. See “Certain Intercompany Agreements” for a description of the transition services agreements. The costs historically allocated to us by ECC may not be indicative of the costs that we will incur following the spin-off, nor are they necessarily indicative of costs that we will be charged or incur in the future. Following the spin-off, we will perform these functions using our own resources or purchased services, however, for an interim period, some of these functions will continue to be provided by ECC under the transition services agreement. In addition to the transition services agreements, we will enter into a number of commercial agreements with ECC in connection with the spin-off, many of which are expected to have terms longer than one year. See “Certain Intercompany Agreements.”

We will incur increased costs as a result of becoming an independent publicly traded company, primarily from audit fees paid to our independent public accounting firm, Public Company Accounting Oversight Board fees, Nasdaq listing fees, legal fees and stockholder communications fees. We will also bear directly the costs of certain services currently provided to us by ECC, which may be higher than the allocated cost to us as described above.

We believe the assumptions underlying the combined financial statements are reasonable. However, for the reasons discussed above, the combined financial statements included herein will not reflect our future results of operations, financial position and cash flows or reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented.

Introduction

Management’s discussion and analysis, or “MD&A,” of our results of operations and financial condition is provided as a supplement to the audited annual financial statements and unaudited interim financial statements and footnotes thereto included elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of our operations. The information included in MD&A should be read in conjunction with the annual and interim financial statements.

Explanation of Key Metrics and Other Items.

Equipment and other sales — ECC.  “Equipment and other sales — ECC” primarily includes sales of set-top boxes and related components to ECC at cost as discussed in “Basis of Presentation” above and other services provided to ECC.

Equipment sales.  “Equipment sales” primarily includes sales of set-top boxes and related components to Bell ExpressVu and other international customers.

Cost of equipment and other sales.  “Cost of equipment and other sales” principally includes costs associated with set-top boxes and related components sold to ECC, Bell ExpressVu and to other international customers.

Research and development expenses.  “Research and development expenses” consist primarily of all costs associated with the design and development of our set-top boxes and related components including, among other things, salaries and consulting fees.

General and administrative expenses.  “General and administrative expenses” consists primarily of all other employee-related costs associated with administrative services such as legal, information systems and accounting and finance, including non-cash, stock-based compensation expense directly incurred by us. It also includes outside professional fees (i.e. legal, information systems and accounting services) and other items associated with facilities and administration. In addition, “General and administrative expenses” includes administrative support services, as discussed above, provided by ECC and charged to us as discussed in “Basis of Presentation” above.

“Other” income (expense).  The main components of “Other” income and expense are gains and losses realized on the sale of investments, equity in earnings and losses of our affiliates, and impairment of marketable and non-marketable investment securities.

Earnings before interest, taxes, depreciation and amortization (“EBITDA”).  EBITDA is defined as “Net income (loss)” plus “Interest expense” net of “Interest income,” “Income taxes” and “Depreciation and amortization.” This “non-GAAP measure” is reconciled to net income in our discussion of “Results of Operations” below.

Free cash flow.  We define free cash flow as “Net cash flows from operating activities” less “Purchases of property and equipment,” as shown on our Combined Statements of Cash Flows.

Results of Operations

The following discussion of combined results of operations refers to the six months ended June 30, 2007 compared to the same period in 2006, the year ended December 31, 2006 compared to the same period in 2005, and the year ended December 31, 2005 compared to the same period in 2004.

Six Months Ended June 30, 2007 Compared to the Six Months Ended June 30, 2006 (in thousands):

	For the Six Months
	Ended June 30,		Variance
	2007	2006	Amount	%
	(Unaudited)

Revenue:
Equipment and other sales — ECC	$677,232	$611,483	$65,749	10.8
Equipment sales	101,120	144,133	(43,013)	(29.8)

Total revenue	$778,352	$755,616	$22,736	3.0

Costs and Expenses:
Cost of equipment and other sales	742,290	702,773	39,517	5.6
% of Total revenue	95.4%	93.0%
Research and development	27,035	25,162	1,873	7.4
% of Total revenue	3.5%	3.3%
General and administrative	37,579	28,766	8,813	30.6
% of Total revenue	4.8%	3.8%
Depreciation and amortization	2,909	3,124	(215)	(6.9)

Total costs and expenses	809,813	759,825	49,988	6.6

Operating income (loss)	(31,461)	(4,209)	(27,252)	N/M

Other Income (Expense):
Interest income	942	272	670	N/M
Interest expense, net of amounts capitalized	(537)	(512)	(25)	(4.9)
Other	(765)	2,347	(3,112)	N/M

Total other income (expense)	(360)	2,107	(2,467)	N/M

Income (loss) before income taxes	(31,821)	(2,102)	(29,719)	N/M
Income tax (provision) benefit, net	(1,472)	(222)	(1,250)	N/M
Effective tax rate	4.6%	10.6%

Net income (loss)	$(33,293)	$(2,324)	$(30,969)	N/M

Other Data:
EBITDA	$(29,317)	$1,262	$(30,579)	N/M

Equipment and other sales — ECC.  For the six months ended June 30, 2007, revenue from “Equipment and other sales — ECC” totaled $677.2 million, an increase of $65.7 million or 10.8% compared to the same period during 2006. This change resulted from an increase in sales of set-top boxes and related components to ECC, partially offset by a slight decrease in the average sales price per unit. As discussed in Note 2 in the Notes to Combined Financial Statements of EchoStar Holding Corporation, set-top boxes and related components were historically sold to ECC at cost.

In the near term, we expect ECC to remain the primary customer of our set-top box business and the primary source of our total revenue. Pursuant to the commercial agreements we will enter into with ECC prior to the spin-off, we will continue to be obligated to sell set-top boxes to ECC at cost plus an agreed upon margin, which is believed to be fair market value pricing, for a period of two years from the date of the spin-off, although ECC will have no obligations to purchase set-top boxes from us during or after this two year period.

Equipment sales.  For the six months ended June 30, 2007, “Equipment sales” totaled $101.1 million, a decrease of $43.0 million or 29.8% compared to the same period during 2006. This decrease principally resulted from a decline in sales of set-top boxes and related components to international customers.

While we currently have certain binding purchase orders from Bell ExpressVu through the beginning of 2008, the availability of new compression technology could impact our relationship with Bell ExpressVu, depending on its strategy to upgrade customers. There can be no assurance that Bell ExpressVu will continue to purchase set-top boxes from us.

Cost of equipment and other sales.  “Cost of equipment and other sales” totaled $742.3 million during the six months ended June 30, 2007, an increase of $39.5 million or 5.6% compared to the same period in 2006. This change resulted from an increase in sales of set-top boxes and related components to ECC, partially offset by a decline in the sale of set-top boxes and related components to international customers. As discussed above, set-top boxes and related components were historically sold to ECC at cost. “Cost of equipment and other sales” represented 95.4% and 93.0% of “Total revenue” during the six months ended June 30, 2007 and 2006, respectively. The increase in the expense to revenue ratio principally related to a decline in margins on sales of set-top boxes and related components sold to international customers.

General and administrative expenses.  “General and administrative expenses” totaled $37.6 million during the six months ended June 30, 2007, an increase of $8.8 million or 30.6% compared to the same period in 2006. This increase was primarily attributable to increased personnel and related costs, including non-cash, stock-based compensation expense, and increased administrative support from ECC. “General and administrative expenses” represented 4.8% and 3.8% of “Total revenue” during the six months ended June 30, 2007 and 2006, respectively. The increase in the ratio of those expenses to “Total revenue” was primarily attributable to the increases in “General and administrative expenses” discussed above.

Other.  “Other” expense totaled $0.8 million during the six months ended June 30, 2007 compared to “Other” income of $2.3 million during the same period in 2006. The decrease of $3.1 million primarily resulted from an increase in losses from equity investments, partially offset by higher net realized gains on investments during the six months ended June 30, 2007 compared to 2006.

Earnings before interest, taxes, depreciation and amortization.  EBITDA was negative $29.3 million during the six months ended June 30, 2007, a decrease of $30.6 million compared to the same period in 2006. The following table reconciles EBITDA to the accompanying financial statements.

	For the Six Months
	Ended June 30,
	2007	2006
	(In thousands)

EBITDA	$(29,317)	$1,262
Less:
Interest expense, net	(405)	240
Income tax provision, net	1,472	222
Depreciation and amortization	2,909	3,124

Net income (loss)	$(33,293)	$(2,324)

EBITDA is not a measure determined in accordance with accounting principles generally accepted in the United States, or GAAP, and should not be considered a substitute for operating income, net income or any other measure determined in accordance with GAAP. EBITDA is used as a measurement of operating efficiency and overall financial performance and we believe it to be a helpful measure for those evaluating companies in our industries. Conceptually, EBITDA measures the amount of income generated each period that could be used to service debt, pay taxes and fund capital expenditures. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Income tax (provision) benefit, net.  Our income tax policy is to record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in our accompanying combined balance sheets, as well as operating loss and tax credit carryforwards. We follow the guidelines set forth in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, or SFAS 109, regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required. Determining necessary allowances requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. We currently have an approximate $84.2 million valuation allowance recorded as an offset against all of our net deferred tax assets. In accordance with SFAS 109, we have evaluated our need for a valuation allowance based on historical evidence, including trends. All or a portion of the current valuation allowance is expected to be reversed on the effective date of the spin-off since we are expected to realize sufficient profit to utilize our deferred tax benefits as a result of the commercial and transitional agreements with ECC.

Net income (loss).  Net loss was $33.3 million during the six months ended June 30, 2007, an increase in net loss of $31.0 million compared to the same period in 2006. The increase in losses was primarily attributable to the changes in revenue and expenses discussed above.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005 (in thousands):

	For the Years Ended
	December 31,		Variance
	2006	2005	Amount	%

Revenue:
Equipment and other sales — ECC	$1,288,691	$1,295,861	$(7,170)	(0.6)
Equipment sales	236,629	217,830	18,799	8.6

Total revenue	1,525,320	1,513,691	11,629	0.8

Costs and Expenses:
Cost of equipment and other sales	1,440,178	1,438,629	1,549	0.1
% of Total revenue	94.4%	95.0%
Research and development	56,451	45,928	10,523	22.9
% of Total revenue	3.7%	3.0%
General and administrative	60,106	56,366	3,740	6.6
% of Total revenue	3.9%	3.7%
Depreciation and amortization	6,032	5,832	200	3.4

Total costs and expenses	1,562,767	1,546,755	16,012	1.0

Operating income (loss)	(37,447)	(33,064)	(4,383)	(13.3)

Other Income (Expense):
Interest income	831	252	579	N/M
Interest expense, net of amounts capitalized	(1,059)	(1,088)	29	2.7
Other	6,588	(10,109)	16,697	N/M

Total other income (expense)	6,360	(10,945)	17,305	N/M

Income (loss) before income taxes	(31,087)	(44,009)	12,922	29.4
Income tax (provision) benefit, net	(3,075)	(931)	(2,144)	N/M
Effective tax rate	9.9%	2.1%

Net income (loss)	$(34,162)	$(44,940)	$10,778	24.0

Other Data:
EBITDA	$(24,827)	$(37,341)	$12,514	33.5

Equipment and other sales — ECC.  For the year ended December 31, 2006, revenue from “Equipment and other sales — ECC” totaled $1.289 billion, a decrease of $7.2 million or 0.6% compared to the same period during 2005. This change resulted from a decline in sales of set-top boxes and related components to ECC, partially offset by an increase in the average sales price per set-top box as a result of increased sales of advanced products, such as receivers with multiple tuners, DVRs and HD receivers.

Equipment sales.  For the year ended December 31, 2006, “Equipment sales” totaled $236.6 million, an increase of $18.8 million or 8.6% compared to the same period during 2005. This increase principally resulted from an increase in sales of set-top boxes and related components to international customers.

Cost of equipment and other sales.  “Cost of equipment and other sales” totaled $1.440 billion during the year ended December 31, 2006, an increase of $1.5 million or 0.1% compared to the same period in 2005. This increase primarily resulted from an increase in the sale of set-top boxes and related components to international customers, partially offset by a decrease in sales to ECC. “Cost of equipment and other sales” represented 94.4% and 95.0% of “Total revenue” during the years ended December 31, 2006 and 2005, respectively. The decrease in the expense to revenue ratio principally related to an improvement in margins on sales to international customers. As previously discussed, set-top boxes and related components were historically sold to ECC at cost.

Research and development expenses.  “Research and development expenses” totaled $56.5 million during the year ended December 31, 2006, an increase of $10.5 million or 22.9% compared to the same period in 2005. This increase was primarily attributable to increases in personnel costs and consulting fees. “Research and development expenses” represented 3.7% and 3.0% of “Total revenue” during the years ended December 31, 2006 and 2005, respectively. The increase in the ratio of those expenses to “Total revenue” was primarily attributable to an increase in expenses, discussed above.

General and administrative expenses.  “General and administrative expenses” totaled $60.1 million during the year ended December 31, 2006, an increase of $3.7 million or 6.6% compared to 2005. This increase was primarily attributable to increased personnel and related costs including, among other things, non-cash, stock-based compensation expense recorded related to the adoption of SFAS 123R, outside professional fees, and administrative support from ECC. “General and administrative expenses” represented 3.9% and 3.7% of “Total revenue” during the years ended December 31, 2006 and 2005, respectively. The increase in the ratio of those expenses to “Total revenue” was primarily attributable to an increase in expenses, discussed above.

Other.  “Other” income totaled $6.6 million during the year ended December 31, 2006 compared to “Other” expense of $10.1 million during 2005. The increase of $16.7 million primarily resulted from a loss in 2005 related to a $25.4 million charge to earnings for other than temporary declines in the fair value of an investment in the marketable common stock of a company in the home entertainment industry, partially offset by a $16.9 million gain related to the conversion of certain bond instruments into common stock. The increase also includes larger gains from the sale of investments in 2006 as compared to 2005.

Earnings before interest, taxes, depreciation and amortization.  EBITDA was negative $24.8 million during the year ended December 31, 2006, an improvement of $12.5 million compared to the same period in 2006. The following table reconciles EBITDA to the accompanying financial statements.

	For the Years Ended
	December 31,
	2006	2005
	(In thousands)

EBITDA	$(24,827)	$(37,341)
Less:
Interest expense, net	228	836
Income tax provision, net	3,075	931
Depreciation and amortization	6,032	5,832

Net income (loss)	$(34,162)	$(44,940)

EBITDA is not a measure determined in accordance with accounting principles generally accepted in the United States, or GAAP, and should not be considered a substitute for operating income, net income or any other measure determined in accordance with GAAP. EBITDA is used as a measurement of operating efficiency and overall financial performance and we believe it to be a helpful measure for those evaluating companies in our industries. Conceptually, EBITDA measures the amount of income generated each period that could be used to service debt, pay taxes and fund capital expenditures. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Net income (loss).  Net loss was $34.2 million during the year ended December 31, 2006, compared to a $44.9 million loss in 2005. The larger loss was primarily attributable to the changes in revenue and expenses discussed above.

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004 (in thousands):

	For the Years Ended
	December 31,		Variance
	2005	2004	Amount	%

Revenue:
Equipment and other sales — ECC	$1,295,861	$1,543,513	$(247,652)	(16.0)
Equipment sales	217,830	176,578	41,252	23.4

Total revenue	1,513,691	1,720,091	(206,400)	(12.0)

Costs and Expenses:
Cost of equipment and other sales	1,438,629	1,650,775	(212,146)	(12.9)
% of Total revenue	95.0%	96.0%
Research and development	45,928	39,809	6,119	15.4
% of Total revenue	3.0%	2.3%
General and administrative	56,366	65,059	(8,693)	(13.4)
% of Total revenue	3.7%	3.8%
Depreciation and amortization	5,832	5,071	761	15.0

Total costs and expenses	1,546,755	1,760,714	(213,959)	(12.2)

Operating income (loss)	(33,064)	(40,623)	7,559	18.6

Other Income (Expense):
Interest income	252	349	(97)	(27.8)
Interest expense, net of amounts capitalized	(1,088)	(1,123)	35	3.1
Other	(10,109)	(1,412)	(8,697)	N/M

Total other income (expense)	(10,945)	(2,186)	(8,759)	N/M

Income (loss) before income taxes	(44,009)	(42,809)	(1,200)	(2.8)
Income tax (provision) benefit, net	(931)	(428)	(503)	N/M
Effective tax rate	2.1%	(1.0)%

Net income (loss)	$(44,940)	$(43,237)	$(1,703)	(3.9)

Other Data:
EBITDA	$(37,341)	$(36,964)	$(377)	(1.0)

Equipment and other sales — ECC.  For the year ended December 31, 2005, revenue from “Equipment and other sales — ECC” totaled $1.296 billion, a decrease of $247.7 million or 16.0% compared to the same period during 2004. This change resulted from a significant decline in sales of set-top boxes and related components to ECC, partially offset by an increase in the average sales price per set-top box as a result of increased sales of advanced products, such as receivers with multiple tuners, DVRs and HD receivers.

Equipment sales.  For the year ended December 31, 2005, “Equipment and other sales” totaled $217.8 million, an increase of $41.3 million or 23.4% compared to the same period during 2004. This increase principally resulted from an increase in sales of set-top boxes and related components to international customers.

Cost of equipment and other sales.  “Cost of equipment and other sales” totaled $1.439 billion during the year ended December 31, 2005, a decrease of $212.1 million or 12.9% compared to the same period in 2004. This change resulted from a decline in sales of set-top boxes and related components to ECC, partially offset by an increase in the sale of set-top boxes and related components to international customers. “Cost of equipment and other sales” represented 95.0% and 96.0% of “Total revenue” during the years ended December 31, 2005 and 2004, respectively. As previously discussed, set-top boxes and related components were historically sold to ECC at cost. The decrease in the expense to revenue ratio principally resulted from a decrease from 2004 to 2005 in the relative percentage of zero-margin equipment sales to ECC versus sales to international customers.

Research and development expenses.  “Research and development expenses” totaled $45.9 million during the year ended December 31, 2005, an increase of $6.1 million or 15.4% compared to the same period in 2004. This increase was primarily attributable to increase in personnel costs and consulting fees. “Research and development expenses” represented 3.0% and 2.3% of “Total revenue” during the years ended December 31, 2006 and 2005, respectively. The increase in the ratio of those expenses to “Total revenue” was primarily attributable to an increase in expenses, discussed above.

General and administrative expenses.  “General and administrative expenses” totaled $56.4 million during the year ended December 31, 2005, a decrease of $8.7 million or 13.4% compared to 2004. The decrease in “General and administrative expenses” was primarily attributable to a decrease in administrative support from ECC, partially offset by an increase in personnel costs. “General and administrative expenses” represented 3.7% and 3.8% of “Total revenue” during the years ended December 31, 2005 and 2004, respectively.

Other.  “Other” expense totaled $10.1 million during the year ended December 31, 2005 compared to $1.4 million during 2004. The decrease in income of $8.7 million primarily resulted from a loss in 2005 related to a $25.4 million charge to earnings for other than temporary declines in the fair value of an investment in the marketable common stock of a company in the home entertainment industry, partially offset by a $16.9 million gain related to the conversion of certain bond instruments into common stock.

Earnings before interest, taxes, depreciation and amortization.  EBITDA was negative $37.3 million during the year ended December 31, 2005, a decrease of $1.0 million compared to the same period in 2004. The following table reconciles EBITDA to the accompanying financial statements.

	For the Years Ended
	December 31,
	2005	2004
	(In thousands)

EBITDA	$(37,341)	$(36,964)
Less:
Interest expense, net	836	774
Income tax provision (benefit), net	931	428
Depreciation and amortization	5,832	5,071

Net income (loss)	$(44,940)	$(43,237)

EBITDA is not a measure determined in accordance with accounting principles generally accepted in the United States, or GAAP, and should not be considered a substitute for operating income, net income or any other measure determined in accordance with GAAP. EBITDA is used as a measurement of operating efficiency and overall financial performance and we believe it to be a helpful measure for those evaluating companies in our industries. Conceptually, EBITDA measures the amount of income generated each period that could be used to service debt, pay taxes and fund capital expenditures. EBITDA should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Net income (loss).  Net loss was $44.9 million during the year ended December 31, 2005, compared to a $43.2 million loss in 2004. The increase was primarily attributable to the changes in revenue and expenses discussed above.

Liquidity and Capital Resources

As of June 30, 2007, our cash, cash equivalents and marketable investment securities totaled $336.2 million, compared to $323.6 million as of December 31, 2006. As discussed in Note 12 to our Combined Financial Statements, ECC has historically funded our working capital requirements. As of the effective date of the spin-off, this amount will be contributed to us as capital. In addition, in connection with the spin-off, ECC will distribute $1.0 billion in cash to us. We intend to use this cash for, among other things, future working capital needs, satellite construction and strategic initiatives as necessary, and we may also repurchase shares of our Class A common stock pursuant to the authorization from our Board of Directors to repurchase up to $1 billion of our Class A common stock

Following the spin-off, we expect that our future working capital and capital expenditure and debt service requirements will be satisfied primarily from existing cash and marketable investment securities, cash generated from operations and future financings. Our ability to generate positive future operating and net cash flows is dependent upon, among other things, our ability to retain existing customers and generate new business. There can be no assurance we will be successful in executing our business plan. The amount of capital required in 2008 will depend on our levels of investment in infrastructure necessary to support our fixed satellite service business, other strategic initiatives, including strategic investments, and research and development related to our set-top box and related component business, previously discussed. We also may use capital to fund a stock buyback program of up to $1.0 billion in 2008 primarily from our existing cash and marketable investment securities. Our capital expenditures will vary depending on the number of satellites leased or under construction at any point in time. Our working capital and capital expenditure requirements could increase materially in the event of significant satellite failures, in the event we make additional strategic investments or acquisitions, in the event that we incur losses in connection with our current and future strategic investments, or in the event of a general economic downturn, among other factors. These factors could require that we raise additional capital in the future. There can be no assurance that we could raise all required capital or that required capital would be available on acceptable terms.

From time to time we evaluate opportunities for strategic investments or acquisitions that may complement our current services and products, enhance our technical capabilities, improve or sustain our competitive position, or otherwise offer growth opportunities. We may make investments in or partner with others to expand our business. Future material investments or acquisitions may require that we obtain additional capital, assume third party debt or other long-term obligations. There can be no assurance that we could raise all required capital or that required capital would be available on acceptable terms.

Cash, Cash Equivalents and Marketable Investment Securities

We consider all liquid investments purchased within 90 days of their maturity to be cash equivalents. See “— Quantitative and Qualitative Disclosures About Market Risk” for further discussion regarding our marketable investment securities. As of June 30, 2007, our cash, cash equivalents and marketable investment securities totaled $336.2 million compared to $323.6 million as of December 31, 2006.

The following discussion highlights our free cash flow and cash flow activities during the six months ended June 30, 2007 and years ended December 31, 2006, 2005 and 2004.

Free Cash Flow

We define free cash flow as “Net cash flows from operating activities” less “Purchases of property and equipment,” as shown on our Combined Statements of Cash Flows. We believe free cash flow is an important liquidity metric because it measures, during a given period, the amount of cash generated that is available to repay debt obligations, make investments, fund acquisitions and for certain other activities. Free cash flow is not a measure determined in accordance with GAAP and should not be considered a substitute for “Operating income,” “Net income,” “Net cash flows from operating activities” or any other measure determined in accordance with GAAP. Since free cash flow includes investments in operating assets, we believe this non-GAAP liquidity measure is useful in addition to the most directly comparable GAAP measure — “Net cash flows from operating activities.”

During the six months ended June 30, 2007 and years ended December 31, 2006, 2005 and 2004, free cash flow was significantly impacted by changes in operating assets and liabilities as shown in the “Net cash flows from operating activities” section of our Combined Statements of Cash Flows included herein. Operating asset and liability balances can fluctuate significantly from period to period and there can be no assurance that free cash flow will not be negatively impacted by material changes in operating assets and liabilities in future periods, since these changes depend upon, among other things, management’s timing of payments and control of inventory levels, and cash receipts. In addition to fluctuations resulting from changes in operating assets and liabilities, free cash flow can vary significantly from period to period depending upon, among other things, operating efficiencies, increases or decreases in purchases of property and equipment and other factors.

The following table reconciles free cash flow to “Net cash flows from operating activities.”

	For the Six Months
	Ended June 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)

Free cash flow	$(114,678)	$(12,641)	$(69,143)	$(18,443)	$(84,851)
Add back:
Purchases of property and equipment	84,983	7,174	32,769	4,250	5,935

Net cash flows from operating activities	$(29,695)	$(5,467)	$(36,374)	$(14,193)	$(78,916)

Free cash flow was negative $114.7 million and negative $12.6 million for the six months ended June 30, 2007 and 2006, respectively. Free cash flow was negative $69.1 million, negative $18.4 million and negative $84.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The decline in free cash flow during the six months ended June 30, 2007 compared to the same period in 2006 of $102.0 million resulted from an increase in “Purchases of property and equipment” of $77.8 million primarily related to satellite construction and a decrease in “Net cash flows from operating activities” of $24.2 million principally attributable to an increase in net loss.

The $50.7 million decline in free cash flow during 2006 compared to 2005 resulted from an increase in “Purchases of property and equipment” of $28.5 million primarily related to satellite construction and a decrease in “Net cash flows from operating activities” of $22.2 million principally attributable to a decrease in cash resulting from changes in operating assets and liabilities and an increase in net loss.

The $66.4 million improvement in free cash flow during 2005 compared to 2004 resulted from an increase in “Net cash flows from operating activities” of $64.7 million and a decrease in “Purchases of property and equipment” of $1.7 million. The increase in “Net cash flows from operating activities” was primarily attributable to an increase in cash resulting from changes in operating assets and liabilities, together with, a decline net loss.

Our future capital expenditures could increase or decrease depending on the strength of the economy, strategic opportunities or other factors.

Other Liquidity Items — Obligations and Future Capital Requirements

Contractual Obligations and Off-balance Sheet Arrangements — Historical

In general, we do not engage in off-balance sheet financing activities. Our contractual obligations as of December 31, 2006 are summarized as follows:

	Payments Due by Period
	Total	2007	2008	2009	2010	2011	Thereafter
	(In thousands)

Satellite-related obligations	$98,270	$79,530	$18,740	$—	$—	$—	$—
Operating lease obligations	4,003	879	906	933	961	324	—
Purchase obligations	614,978	614,978	—	—	—	—	—

Total	$717,251	$695,387	$19,646	$933	$961	$324	$—

CMBStar, an S-band satellite, is scheduled to be completed during the second quarter of 2008. Provided required regulatory approvals are obtained and contractual conditions are satisfied, the transponder capacity of that satellite will be leased to the affiliate of a Chinese regulatory entity.

Contractual Obligations and Off-balance Sheet Arrangements — Pro Forma Adjustments (excludes acquisition of Sling Media, Inc.)

As of the effective date of the spin-off, ECC will contribute additional contracts for satellites under construction, capital leases and other long-term obligations related to our fixed satellite services business. Commitments related to these contracts are detailed in the tables below.

	Payments Due by Period
	Total	2007	2008	2009	2010	2011	Thereafter
				(In thousands)

Satellite-related obligations	$847,244	$248,512	$151,561	$110,413	$54,251	$53,513	$228,994
Purchase obligations	6,626	6,626	—	—	—	—	—

Total	$853,870	$255,138	$151,561	$110,413	$54,251	$53,513	$228,994

In certain circumstances the dates on which we are obligated to make these payments could be delayed. These amounts will increase to the extent we procure insurance for our satellites or contract for the construction, launch or lease of additional satellites.

Interest on Long-Term Debt

	Payments Due by Period
	Total	2007	2008	2009	2010	2011	Thereafter
	(In thousands)

Capital lease obligations	$160,527	$33,843	$30,707	$27,216	$23,337	$19,032	$26,392
Other long-term debt	4,842	722	678	630	579	524	1,709

Total	$165,369	$34,565	$31,385	$27,846	$23,916	$19,556	$28,101

Satellite-Related Obligations

Satellites under Construction.  As part of the spin-off, ECC will contribute several of its contracts to construct new satellites, described below, which are contractually scheduled to be completed within the next three years. Future commitments related to these satellites are included in the table above under “Satellite-related obligations.”

In addition, during 2004 and 2005, ECC entered into contracts for the construction of two additional Ka and/or Ku expanded band satellites which are expected to be completed during 2008 and 2009 and will be contributed to us in the spin-off. ECC has not yet procured launches for these satellites.

Leased Satellites.  In addition to its lease of the AMC-15 and AMC-16 satellites discussed below under “Capital Lease Obligations,” ECC will also contribute satellite service agreements to lease all of the capacity on other satellites discussed below. Future commitments related to these satellites are included in the table above under “Satellite-related obligations.”

AMC-2.  AMC-2 is a fixed satellite services satellite positioned at the 85 degree orbital location. Our lease of this satellite is expected to continue through 2007 and has been accounted for as an operating lease.

AMC-14.  AMC-14 is a DBS satellite, which is currently expected to launch early in 2008 and commence commercial operation at an orbital location to be determined at a future date. The initial ten-year lease for all of the capacity on the satellite will be accounted for as a capital lease.

Capital Lease Obligations

As part of the spin-off, ECC will also contribute to us two ten-year satellite service agreements with SES Americom to lease all the capacity on the following satellites:

AMC-15.  AMC-15, a fixed satellite services satellite, commenced commercial operation during January 2005. This lease will be renewable by us on a year to year basis following the initial term, and will provide us with certain rights to replacement satellites.

AMC-16.  AMC 16, a fixed satellite services satellite, commenced commercial operation during February 2005. This lease is renewable by us on a year to year basis following the initial term, and will provide us with certain rights to replacement satellites.

In accordance with Statement of Financial Accounting Standards No. 13, “Accounting for Leases” (“SFAS 13”), we will account for the satellite component of these agreements as a capital lease. The commitment related to the present value of the net future minimum lease payments for the satellite component of the agreement is included under Capital Lease Obligations in the table above. The commitment related to future minimum payments designated for the lease of the orbital slots and other executory costs is included under Satellite-Related Obligations in the table above. The commitment related to the amount representing interest is included under Interest on Long-Term Debt in the table above.

Purchase Obligations

Our purchase obligations primarily consist of binding purchase orders for set-top boxes and related components. Our purchase obligations can fluctuate significantly from period to period due to, among other things, management’s control of inventory levels, and can materially impact our future operating asset and liability balances, and our future working capital requirements.

Satellite Insurance

We do not anticipate carrying insurance for any of the in-orbit satellites that we will own because we believe that the premium costs are uneconomic relative to the risk of satellite failure. The loss of a satellite or other satellite malfunctions or anomalies could have a material adverse effect on our financial performance which we may not be able to mitigate by using available capacity on other satellites. There can be no assurance that we can recover critical transmission capacity in the event one or more of our in-orbit satellites were to fail. In addition, the loss of a satellite or other satellite malfunctions or anomalies could affect our ability to comply with FCC regulatory obligations and our ability to fund the construction or acquisition of replacement satellites for our in-orbit fleet in a timely fashion, or at all.

Future Capital Requirements

From time to time we evaluate opportunities for strategic investments or acquisitions that would complement our current services and products, enhance our technical capabilities or otherwise offer growth opportunities. For example, we are exploring business plans for extended Ku-band and Ka-band satellite systems, including licenses to operate at the 97 and 113 degree orbital locations. Future material investments or acquisitions may require that we obtain additional capital. There can be no assurance that we could raise all required capital or that required capital would be available on acceptable terms, or at all.

Critical Accounting Estimates

The preparation of the combined financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect amounts reported therein. Management bases its estimates, judgments and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates. The following represent what we believe are the critical accounting policies that may involve a high degree of estimation, judgment and complexity. For a summary of our significant accounting policies, including those discussed below, see Note 2 in the “Notes to Combined Financial Statements for EchoStar Holding Corporation.”

Accounting for investments in publicly-traded securities.   We hold debt and equity interests in companies, some of which are publicly traded and have highly volatile prices. We record an investment impairment charge when we believe an investment has experienced a decline in value that is judged to be other than temporary. We monitor our investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Future adverse changes in these factors could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment’s current carrying value, thereby possibly requiring an impairment charge in the future.

Valuation of investments in non-marketable investment securities.  We calculate the fair value of our interest in non-marketable investment securities either at consideration given, or for non-cash acquisitions, based on the results of valuation analyses utilizing a discounted cash flow or DCF model. The DCF methodology involves the use of various estimates relating to future cash flow projections and discount rates for which significant judgments are required.

Valuation of long-lived assets.  We evaluate the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances warrant such a review. The carrying value of a long-lived asset or asset group is considered impaired when the anticipated undiscounted cash flow from such asset or asset group is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset or asset group. Fair value is determined primarily using the estimated cash flows associated with the asset or asset group under review, discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of by sale are determined in a similar manner, except that fair values are reduced for estimated selling costs. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

Valuation of goodwill and intangible assets with indefinite lives.   We evaluate the carrying value of goodwill and intangible assets with indefinite lives annually, and also when events and circumstances warrant. We use estimates of fair value to determine the amount of impairment, if any, of recorded goodwill and intangible assets with indefinite lives. Fair value is determined primarily using the estimated future cash flows, discounted at a rate commensurate with the risk involved. Changes in our estimates of future cash flows could result in a write-down of goodwill and intangible assets with indefinite lives in a future period, which could be material to our combined results of operations and financial position.

Allowance for doubtful accounts.  Management estimates the amount of required allowances for the potential non-collectibility of accounts receivable based upon past collection experience and consideration of other relevant factors. However, past experience may not be indicative of future collections and therefore additional charges could be incurred in the future to reflect differences between estimated and actual collections.

Inventory reserve.  Management estimates the amount of reserve required for potential obsolete inventory based upon past experience, the introduction of new technology and consideration of other relevant factors. However, past experience may not be indicative of future reserve requirements and therefore additional charges could be incurred in the future to reflect differences between estimated and actual reserve requirements.

Stock-based compensation.  We account for stock-based compensation in accordance with the fair value recognition provisions of SFAS 123R. We use the Black-Scholes option pricing model, which requires the input of subjective assumptions. These assumptions include, among other things, estimating the length of time employees will retain their vested stock options before exercising them (expected term); the estimated volatility of our common stock price over the expected term (volatility), and the number of options that will ultimately not complete their vesting requirements (forfeitures), see Note 3 in the Notes to our Combined Financial Statements of EchoStar Holding Corporation. Changes in these assumptions can materially affect the estimate of fair value of stock-based compensation.

Income taxes.  Our income tax policy is to record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying combined balance sheets, as well as operating loss and tax credit carryforwards. We follow the guidelines set forth in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”, or SFAS 109, regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary valuation allowances as required. Determining necessary valuation allowances requires us to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning opportunities. In accordance with SFAS 109, we periodically evaluate our need for a valuation allowance based on both historical evidence, including trends, and future expectations in each reporting period. Future performance could have a significant effect on the realization of tax benefits, or reversals of valuation allowances, as reported in our results of operations.

Contingent liabilities.  A significant amount of management judgment is required in determining when, or if, an accrual should be recorded for a contingency and the amount of such accrual. Estimates generally are developed in consultation with outside counsel and are based on an analysis of potential outcomes. Due to the uncertainty of determining the likelihood of a future event occurring and the potential financial statement impact of such an event, it is possible that upon further development or resolution of a contingency matter, a charge could be recorded in a future period that would be material to our consolidated results of operations and financial position.

New Accounting Pronouncements

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109”, or FIN 48, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”, or SFAS 157, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within that fiscal year. We are currently evaluating the impact the adoption of SFAS 157 will have on our financial position and results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, or SFAS 159, which permits entities to choose to measure financial instruments and certain other items at fair value. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently evaluating the impact the adoption of SFAS 159 will have on our financial position and results of operations.

Seasonality

Our revenues vary throughout the year depending upon the seasonality of our customers in the subscription television service industry. As is typical for our customers, the first half of the year generally produces fewer new subscribers than the second half of the year.

Inflation

Inflation has not materially affected our operations during the past three years. We believe that our ability to increase the prices charged for our products and services in future periods will depend primarily on competitive pressures. We do not have any material backlog of our products.

Quantitative and Qualitative Disclosures About Market Risk

Market Risks Associated With Financial Instruments

As of June 30, 2007, our cash, cash equivalents and marketable investment securities had a fair value of $336.2 million. Of that amount, a total of $27.9 million was invested in fixed or variable rate instruments or money market type accounts. The primary purpose of these investing activities has been to preserve principal until the cash is required to, among other things, fund operations, make strategic investments and expand the business. Consequently, the size of this portfolio fluctuates significantly as cash is received and used in our business.

Our cash, cash equivalents and marketable investment securities had an average annual return for the six months ended June 30, 2007 of 6.7%. A hypothetical 10% decrease in interest rates would result in a decrease of approximately $0.2 million in annual interest income. The value of certain of the investments in this portfolio can be impacted by, among other things, the risk of adverse changes in securities and economic markets, as well as the risks related to the performance of the companies whose commercial paper and other instruments we hold. However, the high quality of these investments (as assessed by independent rating agencies) reduces these risks. The value of these investments can also be impacted by interest rate fluctuations.

Included in our marketable investment securities portfolio balance is debt and equity of public companies we hold for strategic and financial purposes. As of June 30, 2007, we held strategic and financial debt and equity investments of public companies with a fair value of $308.3 million. These investments are highly speculative and are concentrated in a small number of companies. We may make additional strategic and financial investments in debt and other equity securities in the future. The fair value of our strategic and financial debt and equity investments can be significantly impacted by the risk of adverse changes in securities markets generally, as well as risks related to the performance of the companies whose securities we have invested in, risks associated with specific industries, and other factors. These investments are subject to significant fluctuations in fair value due to the volatility of the securities markets and of the underlying businesses. A hypothetical 10.0% adverse change in the price of our public strategic debt and equity investments would result in approximately a $30.8 million decrease in the fair value of that portfolio. The fair value of our strategic debt investments are currently not materially impacted by interest rate fluctuations due to the nature of these investments.

We currently classify all marketable investment securities as available-for-sale. We adjust the carrying value of our available-for-sale securities to fair value and report the related temporary unrealized gains and losses as a separate component of “Accumulated other comprehensive income (loss)” within “Total owner’s equity (deficit),” net of related deferred income tax. Declines in the fair value of a marketable investment security which are estimated to be “other than temporary” are recognized in the Combined Statements of Operations and Comprehensive Income (Loss), thus establishing a new cost basis for such investment. We evaluate our marketable investment securities portfolio on a quarterly basis to determine whether declines in the fair value of these securities are other than temporary. This quarterly evaluation consists of reviewing, among other things, the fair value of our marketable investment securities compared to the carrying amount, the historical volatility of the price of each security and any market and company specific factors related to each security.

Generally, absent specific factors to the contrary, declines in the fair value of investments below cost basis for a continuous period of less than six months are considered to be temporary. Declines in the fair value of investments for a continuous period of six to nine months are evaluated on a case by case basis to determine whether any company or market-specific factors exist which would indicate that such declines are other than temporary. Declines in the fair value of investments below cost basis for a continuous period greater than nine months are considered other than temporary and are recorded as charges to earnings, absent specific factors to the contrary.

As of June 30, 2007, we had gains net of related tax effect of $65.8 million as a part of “Accumulated other comprehensive income (loss)” within “Total owner’s equity (deficit).” During the six months ended June 30, 2007, we did not record any charge to earnings for other than temporary declines in the fair value of our marketable investment securities. In addition, during the six months ended June 30, 2007, we recognized in our Combined Statements of Operations and Comprehensive Income (Loss) realized and net gains on marketable investment securities of $5.0 million. During the six months ended June 30, 2007, our strategic investments have experienced and continue to experience volatility. If the fair value of our strategic marketable investment securities portfolio does not remain above cost basis or if we become aware of any market or company specific factors that indicate that the carrying value of certain of our securities is impaired, we may be required to record charges to earnings in future periods equal to the amount of the decline in fair value.

We have several strategic investments in certain non-marketable equity securities which are included in “Investment in affiliates” on our Combined Balance Sheets. Generally, we account for our unconsolidated equity investments under either the equity method or cost method of accounting. Because these equity securities are not publicly traded, it is not practical to regularly estimate the fair value of the investments; however, these investments are subject to an evaluation for other than temporary impairment on a quarterly basis. This quarterly evaluation consists of reviewing, among other things, company business plans and current financial statements, if available, for factors that may indicate an impairment of our investment. Such factors may include, but are not limited to, cash flow concerns, material litigation, violations of debt covenants and changes in business strategy. The fair value of these equity investments is not estimated unless there are identified changes in circumstances that may indicate an impairment exists and these changes are likely to have a significant adverse effect on the fair value of the investment. As of June 30, 2007, we had $78.5 million aggregate carrying amount of non-marketable and unconsolidated strategic equity investments, of which $19.5 million is accounted for under the cost method. During the six months ended June 30, 2007, we did not record any impairment charges with respect to these investments.

In general, we do not use derivative financial instruments for hedging or speculative purposes, but we may do so in the future.

PROPERTIES

The following table sets forth certain information concerning our principal properties. We operate various facilities in the United States and abroad. We believe that our facilities are well maintained and are sufficient to meet our current and projected needs.

	Approximate
	Square	Owned or
Description/Use/Location	Footage	Leased

Corporate headquarters, Englewood, Colorado	476,000	Owned
Corporate facilities, Littleton, Colorado	202,000	Owned
EchoStar Technologies Corporation engineering offices and service center, Englewood, Colorado	144,000	Owned
EchoStar Technologies Corporation engineering offices, Englewood, Colorado	63,000	Owned
EchoStar Data Networks engineering offices, Atlanta, Georgia	50,000	Leased
Digital broadcast operations center, Cheyenne, Wyoming	143,000	Owned
Digital broadcast operations center, Gilbert, Arizona	124,000	Owned
Regional digital broadcast operations center, Monee, Illinois	45,000	Owned
Regional digital broadcast operations center, New Braunsfels, Texas	35,000	Owned
Regional digital broadcast operations center, Quicksberg, Virginia	35,000	Owned
Regional digital broadcast operations center, Spokane, Washington	35,000	Owned
Engineering offices and warehouse, Almelo, The Netherlands	55,000	Owned
Engineering offices, Steeton, England	43,000	Owned

Under the terms of our separation from ECC, we will lease portions of certain of our owned facilities to ECC. See “Certain Intercompany Agreements — Agreements with ECC — Leasing of Building Agreements.”

BUSINESS

Overview

We intend to operate two primary businesses, a digital set-top box business and a fixed satellite services business.

Our set-top box business designs, develops and distributes set-top boxes and related products for direct-to-home satellite service providers. In 2006, our set-top box business shipped over nine million set-top boxes. Most of these set-top boxes were sold to ECC, but we also sold set-top boxes to Bell ExpressVu and other international customers. We currently employ over 700 engineers in our set-top box and related businesses.

Our fixed satellite services business will be developed using our nine owned or leased in-orbit satellites and related FCC licenses, a network of seven full service digital broadcast centers, and leased fiber optic capacity with points of presence in approximately 150 cities. All of these assets will be contributed to us on the distribution date. We expect that our primary customer initially will be ECC. However, we also expect to lease capacity in the spot market and to government and enterprise customers.

We will enter into commercial agreements with ECC pursuant to which we will have the obligation to sell set-top boxes and related products and provide fixed satellite services to ECC at set prices for a period of two years. However, ECC is under no obligation to purchase our set-top boxes and related products during or after this two-year period and ECC may terminate the agreements to receive fixed satellite services upon 60 days notice.

As part of ECC, we competed with many of our potential customers. We believe our separation from ECC may expand our opportunities to enter into commercial relationships with these and other new customers, although there can be no assurance that we will be successful in entering into any of these commercial relationships.

Products and Services

Set-top boxes and Related Products

Our set-top boxes permit consumers to watch, control and record television programming through digital video recorder, or DVR, technology integrated with satellite receivers. Certain of our set-top boxes are also capable of incorporating internet protocol television, or IPTV, functionality, which allows consumers to download movies, music and other content from the internet through an Ethernet connection.

Our current set-top box lineup includes:

•	Standard-definition (SD) basic digital set-top boxes: These devices allow consumers who subscribe to television service from multi-channel video distributors to access encrypted digital video and audio content and make use of a variety of interactive applications. These applications include an on-screen interactive program guide, pay-per-view offerings, the ability to support V-chip type technology, games and shopping and parental control.

•	SD-DVR digital set-top boxes: In addition to the functionality of a SD basic digital set-top box, these devices enable subscribers to pause, stop, reverse, fast forward, record and replay live or recorded digital television content using a built-in hard drive capable of storing up to 200 hours of content. They also include the ability to support video-on-demand, or VOD, services.

•	High-Definition (HD) digital set-top boxes: These devices enable subscribers to access the enhanced picture quality and sound of high-definition content, in addition to the functionality of a SD digital set-top box.

•	HD-DVR digital set-top boxes: These devices combine the functionality of the HD set-top box and the DVR digital set-top box into a single device. Our most-advanced HD-DVR set-top boxes are capable of storing up to 350 hours of SD, or 55 hours of HD, content, contain IPTV functionality, and allow users to greatly increase their DVR storage capacity through the use of external hard drives.

In addition to set-top boxes we also design and develop related products such as satellite dishes, remote controls and other devices and accessories.

Fixed Satellite Services

Following the completion of the spin-off, we will operate six owned and three leased in-orbit satellites. We will also have one owned and one leased satellite under construction.

We will also operate a number of digital broadcast centers in the United States. Our principal digital broadcast centers are located in Cheyenne, Wyoming and Gilbert, Arizona. We also have five regional digital broadcast centers that allow us to utilize the spot beam capabilities of our satellites. Programming and other data is received at these centers by fiber or satellite, processed, and then “uplinked” to our satellites for transmission to consumers. Equipment at our digital broadcast centers also performs compression and encryption of our customers’ programming signals.

Our transponder capacity is currently used for a variety of applications:

•	Broadcasting Services. We lease satellite transponder capacity to broadcasters and programmers who use our satellites to deliver their programming to US cable systems and cable households. Our satellites are also used for the transmission of live sporting events and satellite news gathering services.

•	Government Services. We lease satellite capacity and provide technical services to US government agencies and contractors. We believe the U.S government may increase its use of commercial satellites for Homeland Security, emergency response, continuing education, distance learning, and training.

•	Network Services. We lease satellite transponder capacity and provide terrestrial network services to corporations. These networks are dedicated private networks that allow delivery of video and data services for corporate communications. Our satellites can be used for point to point or point to multi -point one way or two way communications.

•	Satellite IP. We currently aggregate content at our digital broadcast centers and offer transport services for over 300 channels of MPEG IV IP encapsulated standard-definition and high-definition programming from our satellite located at the 85 degree orbital location. We intend to offer these wholesale programming transport services to telecommunication companies, rural cable operators, local exchange carriers and wireless broadband providers.

Other Business Opportunities

ECC has entered into agreements to construct and launch an S-band satellite and to lease its transponder capacity to a Hong Kong joint venture, which in turn will sublease a portion of such transponder capacity to an affiliate of a Chinese governmental entity to support the development of satellite-delivered mobile video services in China. ECC also has recently completed several other strategic investments, and we intend to evaluate new strategic development opportunities both in the United States and in other international markets. These investments will be transferred to us as part of the spin-off, and are part of our strategy to expand our business and support the development of new satellite-delivered services, such as mobile video services. The expertise we obtain through these investments may also help us to improve and expand the services that we provide to our existing customers.

However, these investments involve many significant risks, including, among other things, the risks that required regulatory approvals and other conditions may not be obtained or satisfied, that we may not be able to enter into necessary distribution and other relationships, and that the companies in which we invest or with whom we partner may not be able to compete effectively in their markets or that there may be insufficient demand for the new services planned by these companies.

During 2007 ECC participated in an FCC auction for licenses in the 1.4 GHz band and was the winning bidder for several licenses with total winning bids of $57 million. ECC intends to transfer these licenses to us in the spin-off subject to receipt of final FCC approvals. We are currently evaluating commercial uses for this spectrum. While its propagation characteristics are attractive, the small amount of spectrum limits its potential commercial use. There can be no assurance that we will be able to exploit these licenses or that we could raise all capital required to develop these licenses.

Sling Media

Sling Media, Inc. was acquired in October 2007 by ECC and will be transferred to us as part of the spin-off. Sling Media is the maker of the Slingbox, which allows consumers to watch and control their television programming at any time, from any location, using personal computers, personal digital assistants, smartphones and other digital media devices. This information statement includes historical financial statements and other information regarding Sling Media.

Our Business Strategy

Expand set-top box business to additional customers.  We believe our separation from ECC could enhance our opportunities to sell set-top boxes to a broader group of multi-channel video distributors. Historically, many of our potential customers have perceived us as a competitor due to our affiliation with ECC. After the spin-off, we believe we could have opportunities to enter into commercial relationships with other multi-channel video distributors. There can be no assurance, however, that we will be successful in entering into any of these commercial relationships (particulary if we continue to be perceived as affiliated with ECC as a result of common ownership and related management).

Leverage satellite capacity and related infrastructure.  Our fixed satellite services business benefits from excess satellite and fiber capacity that we believe was in large part created through innovation and operational efficiencies at ECC. While we expect that ECC will initially be our primary customer for fixed satellite services, we believe market opportunities exist to utilize our capacity to provide digital video distribution, satellite-delivered IP, corporate communications and government services to a broader customer base.

Offer comprehensive network infrastructure solutions.  We intend to leverage our over 700 engineers to customize infrastructure solutions for a broad base of customers. For example, we could offer a customer the ability to deliver a fully integrated video programming solution, incorporating our satellite and backhaul capacity, customized set-top boxes and network design and management.

Capitalize on change in regulations.  Changes in federal law and regulations applicable to the set-box industry may create opportunities for us to expand our business.

•	Digital transition. Congress has mandated that by February 2009 all network broadcasts be transmitted digitally, which will require households that receive over-the-air broadcast signals with an analog television to obtain a digital converter device. This digital converter device is a new product and we believe that we are in a position to develop and market devices that could allow us to effectively compete in this new market.

•	Removable security systems. The Federal Communications Commission, or FCC, mandated that by July 2007 cable providers use removable security modules to provide conditional access security for television content. The FCC intends for this regulation to spur competition in the retail set-top box market, providing an even playing field between leased cable set-top boxes and retail-bought, cable-ready TVs and set-top box equipment. We believe this new regulation may create an opportunity for us to compete on a more level field in the domestic market for cable set-top boxes.

Exploit international opportunities.  We believe that direct-to-home satellite service is particularly well-suited for countries without extensive cable infrastructure, and we intend to continue to try to secure new customer relationships from international direct-to-home satellite service providers.

Pursue strategic partnerships, joint ventures and acquisitions.  We intend to selectively pursue partnerships, joint ventures and strategic acquisition opportunities that we believe may allow us to increase our existing market share, expand into new markets, broaden our portfolio of products or intellectual property, or strengthen our relationships with our customers.

Act on the set-top box replacement cycle.  The broader adoption of high definition television by consumers will require more advanced compression (e.g., MPEG-4) and security technologies within set-top boxes. This may launch a replacement cycle, particularly among direct-to-home and cable providers with substantial bases of legacy equipment, which may create additional market opportunities for us.

Customers

Digital Set-top box business

Historically the primary customer of our digital set-top box business has been ECC. For the six month period ended June 30, 2007 and the fiscal years ended December 31, 2006, 2005 and 2004, ECC accounted for approximately 87.0%, 84.5%, 85.6% and 89.7% of our total historical revenue, respectively. In addition, Bell ExpressVu, a direct-to-home satellite service provider in Canada, accounted for 8.9%,12.2%, 11.4% and 7.3% respectively, of our historical total revenue for the six month period ended June 30, 2007 and the fiscal year ended December 31, 2006, 2005 and 2004. We also currently sell our set-top boxes to other international direct-to-home satellite service providers, although these customers do not account for a significant amount of our total revenue.

In the near term, we expect to rely on ECC to remain the primary customer of our set-top box business and the primary source of our total revenue. We will enter into commercial agreements with ECC pursuant to which we will be obligated to sell set-top boxes and related products to ECC at set prices for a period of two years. ECC is under no obligation to purchase our set-top boxes or related products during or after this two- year period. In addition, while we currently have certain binding purchase orders from Bell ExpressVu through the beginning of 2008, the availability of new compression technology could impact our relationship with Bell ExpressVu, depending on its strategy to upgrade customers. There can be no assurance that ECC or Bell ExpressVu will continue to use our set-top boxes in the future or that we will be successful in growing our set-top box business.

Fixed Satellite Services

We lease transponder capacity on our satellite fleet primarily to ECC, but also to a small number of government and enterprise customers, telecommunications companies and other users. In the near term, due to our limited base of customers, we expect to have a substantial amount of excess capacity. For the six month period ended June 30, 2007 and the fiscal year ended December 31, 2006, ECC accounted for approximately 94.8% and 97.5% of our pro forma total fixed satellite services revenue, respectively. We will enter into commercial agreements with ECC pursuant to which we will be obligated to provide ECC with fixed satellite services at fixed prices for a period of two years. ECC may terminate these agreements upon 60 days notice. Our other fixed satellite service sales are generally characterized by shorter-term contracts or spot market sales.

We currently have substantial unused satellite capacity. Future costs associated with this excess capacity will negatively impact our margins if we do not generate revenue to offset these costs. In addition, because a substantial portion of the capacity of each of our AMC-15, AMC-16 and EchoStar IX satellites remains unused, there is a significant risk that in the future we could be required to record an impairment charge relating to one or more of these satellites that would likely result in a material adverse effect on our operating results.

Marketing and Sales

Historically, our sales and marketing efforts have been limited in scope and focused on international opportunities because the majority of our products and services were provided to ECC pursuant to purchase orders and not long term contracts. Therefore, to successfully implement our business strategy we will need to significantly expand our marketing and sales capabilities both domestically and internationally.

Manufacturing and Material Sources

Although we design, engineer and distribute set-top boxes and related products, we are not generally engaged in the manufacturing process. Instead we outsource the manufacturing of our set-top boxes and related products to third party manufacturers who manufacture our products according to specifications supplied by us. We depend on a few manufacturers, and in some cases a single manufacturer, for the production of set-top boxes and related products. Although there can be no assurance, we do not believe that the loss of any single manufacturer would materially impact our business. Sanmina-SCI Corporation and Jabil Circuit, Inc. currently manufacture the majority of our set-top boxes.

Research and Development

For the fiscal years ended December 31, 2006, 2005 and 2004, we have invested approximately $56.5 million, $45.9 million and $39.8 million in research and development primarily related to our set-top box business.

Competition

Digital Set-top box Business

As we seek to establish ourselves in the digital set-top box industry as an independent business we will face substantial competition. Many of our primary competitors, such as Motorola and Cisco, which recently acquired Scientific Atlanta, have established longstanding relationships with their customers. For instance, some of these competitors own the conditional access technology deployed by their customers. We may not be able to license this technology from these competitors on favorable terms or at all. In addition, we may face competition from international developers of set-top box systems who may be able to develop and manufacture products and services at costs that are substantially lower than ours. Our ability to compete in the digital multi-media industry will also depend heavily on our ability to successfully bring new technologies to market to keep pace with our competitors.

Fixed Satellite Services Business

We compete against larger, well-established fixed satellite service companies, such as Intelsat, SES Americom and Telesat Canada, in an industry that is characterized by long-term leases and high switching costs. Therefore, it will be difficult to displace customers from their current relationships with our competitors. Intelsat and SES Americom maintain key North American orbital slots which may further limit competition and competitive pricing. In addition, our fixed satellite service business could face significant competition from suppliers of terrestrial communications capacity.

While we believe that there may be opportunities to capture new business as a result of market trends such as the digital transition and the increased communications demands of homeland security initiatives, there can be no assurance that we will be able to effectively compete against our competitors due to their significant resources and operating history.

Satellite Fleet Overview

As discussed above, we will have six owned and three leased in-orbit satellites, and we will have one owned and one leased satellite currently under construction. While we believe that overall our satellite fleet is generally in good condition, during 2007 and prior periods certain satellites in our fleet have experienced anomalies, some of which have had a significant adverse impact on their commercial operation. There can be no assurance that we can recover critical transmission capacity in the event one or more of our in-orbit satellites were to fail. We do not anticipate carrying insurance for any of the in-orbit satellites that we will own.

Owned Satellites

EchoStar III.  EchoStar III was launched during October 1997 and currently operates at the 61.5 degree orbital location. The satellite was originally designed to operate a maximum of 32 transponders at approximately 120 watts per channel, switchable to 16 transponders operating at over 230 watts per channel, and was equipped with a total of 44 transponders to provide redundancy. Prior to 2006, TWTA anomalies caused 22 transponders to fail. During April and October 2006, further TWTA anomalies caused the failure of four additional transponders. As a result, a maximum of 18 transponders are currently available for use on EchoStar III, but due to redundancy switching limitations and specific channel authorizations, we can only operate on 15 of the 30 FCC authorized frequencies we will have the right to utilize at the 61.5 degree location. While we do not expect a large number of additional TWTAs to fail in any year, and the failures have not reduced the original minimum 12-year design life of the satellite, it is likely that additional TWTA failures will occur from time to time in the future, and those failures will further impact commercial operation of the satellite.

EchoStar IV.  EchoStar IV was launched during May 1998 and currently operates at the 77 degree orbital location. The satellite was originally designed to operate a maximum of 32 transponders at approximately 120 watts per channel, switchable to 16 transponders operating at over 230 watts per channel. As a result of past TWTA failures, only six transponders are currently available for use and the satellite has been fully depreciated on our books. There can be no assurance that further material degradation, or total loss of use, of EchoStar IV will not occur in the immediate future.

EchoStar VI.  EchoStar VI was launched during July 2000 and is currently stationed at the 110 degree orbital location as an in-orbit spare. The satellite was originally equipped with 108 solar array strings, approximately 102 of which are required to assure full power availability for the original minimum 12-year design life of the satellite. Prior to 2006, EchoStar VI experienced anomalies resulting in the loss of 15 solar array strings. During 2006, two additional solar array strings failed, reducing the number of functional solar array strings to 91. While the design life of the satellite has not been affected, commercial operability has been reduced. The satellite was designed to operate 32 transponders at approximately 125 watts per channel, switchable to 16 transponders operating at approximately 225 watts per channel. The power reduction resulting from the solar array failures limits us to operation of a maximum of 26 transponders in standard power mode, or 13 transponders in high power mode currently. The number of transponders to which power can be provided is expected to continue to decline in the future at the rate of approximately one transponder every three years. See discussion of evaluation of impairment in “Long-Lived Satellite Assets” in Note 2 in the Notes to Statement of Net Assets to be Contributed by ECC.

EchoStar VIII.  EchoStar VIII was launched during August 2002 and currently operates at the 110 degree orbital location. The satellite was designed to operate 32 transponders at approximately 120 watts per channel, switchable to 16 transponders operating at approximately 240 watts per channel. EchoStar VIII also includes spot-beam technology. This satellite has experienced several anomalies since launch, but none have reduced the 12-year estimated useful life of the satellite. However, there can be no assurance that future anomalies will not cause further losses which could materially impact its commercial operation, or result in a total loss of the satellite.

EchoStar IX.  EchoStar IX was launched during August 2003 and currently operates at the 121 degree orbital location. The satellite was designed to operate 32 fixed satellite services transponders operating at approximately 110 watts per channel, along with transponders that can provide services in the Ka-Band (a “Ka-band payload”). The satellite also includes a C-band payload which is owned by a third party. During 2006, EchoStar IX experienced the loss of one of its three momentum wheels, two of which are utilized during normal operations. A spare wheel was switched in at the time and the loss did not reduce the 12-year estimated useful life of the satellite. During September 2007, the satellite experienced anomalies resulting in the loss of three solar array strings. An investigation of the anomalies is continuing. The anomalies have not impacted commercial operation of the satellite to date. The design life of the satellite is not expected to be impacted since the satellite is equipped with a total of 288 solar array strings, only approximately 276 of which are required to assure full power availability for the design life of the satellite. However, there can be no assurance future anomalies will not cause further losses, which could impact the remaining life or commercial operation of the satellite.

EchoStar XII.  EchoStar XII was launched during July 2003 and currently operates at the 61.5 degree orbital location. The satellite was designed to operate 13 transponders at 270 watts per channel, in CONUS mode, or 22 spot beams using a combination of 135 and 65 watt TWTAs. We currently operate the satellite in CONUS mode. EchoStar XII has a total of 24 solar array circuits, approximately 22 of which are required to assure full power for the original minimum 12-year design life of the satellite. Since late 2004, eight solar array circuits on EchoStar XII have experienced anomalous behavior resulting in both temporary and permanent solar array circuit failures. The cause of the failures is still being investigated. The design life of the satellite has not been affected. However, these temporary and permanent failures have resulted in a reduction in power to the satellite which will preclude us from using the full complement of transponders on EchoStar XII for the 12-year design life of the satellite. The exact extent of this impact has not yet been determined. There can be no assurance future anomalies will not cause further losses, which could further impact commercial operation of the satellite or its useful life. See discussion of evaluation of impairment in “Long-Lived Satellite Assets” in Note 2 in the Notes to Statement of Net Assets to be Contributed by ECC.

Leased Satellites

We are currently leasing all of the capacity on an existing in-orbit fixed satellite services satellite, AMC-2, at the 85 degree orbital location. Our lease of this satellite is expected to continue through 2007 and has been accounted for as an operating lease.

AMC-15.  AMC-15 commenced commercial operation during January 2005 and currently operates at the 105 degree orbital location. This SES Americom fixed satellite services satellite is equipped with 24 Ku fixed satellite services transponders that operate at approximately 120 watts per channel and a Ka fixed satellite services payload consisting of 12 spot beams. As part of the spin-off, ECC will contribute to us a ten-year satellite service agreement for this satellite which will be renewable by us on a year to year basis following the initial term, and provides us with certain rights to replacement satellites.

AMC-16.  AMC-16 commenced commercial operation during February 2005 and currently operates at the 85 degree orbital location. This SES Americom fixed satellite services satellite is equipped with 24 Ku-band transponders that operate at approximately 120 watts per channel and a Ka-band payload consisting of 12 spot beams. As part of the spin-off, ECC will contribute to us a ten-year satellite service agreement for this satellite which will be renewable by us on a year to year basis following the initial term, and provides us with certain rights to replacement satellites.

Satellites Under Construction

CMBStar.  The CMBStar satellite is an S-band satellite intended to be used in our mobile video project in China and is scheduled to be completed during the second quarter of 2008. If the required regulatory approvals are obtained and contractual conditions are satisfied, the transponder capacity of that satellite will be leased to Hong Kong joint venture, which in turn will sublease a portion of the transponder capacity to an affiliate of a Chinese regulatory entity.

AMC-14.  AMC-14 will launch and commence commercial operation in early 2008 at an orbital location to be determined at a future date. The satellite is being equipped with transmit antennas optimized for multiple orbital locations, providing greater backup flexibility in the event certain other in-orbit satellites fail.

During 2004 and 2005, ECC entered into contracts for the construction of two additional SSL Ka and/or Ku expanded band satellites which are expected to be completed during 2008 and 2009. ECC will contribute these contracts to us as part of the spin-off.

Government Regulations

We are subject to comprehensive regulation by the FCC for our domestic operations. We are also regulated by other federal agencies, state and local authorities and the International Telecommunication Union. Depending upon the circumstances, noncompliance with legislation or regulations promulgated by these entities could result in suspension or revocation of our licenses or authorizations, the termination or loss of contracts or the imposition of contractual damages, civil fines or criminal penalties.

The following summary of regulatory developments and legislation in the United States is not intended to describe all present and proposed government regulation and legislation affecting the satellite and set-top box equipment markets. Government regulations that are currently the subject of judicial or administrative proceedings, legislative hearings or administrative proposals could change our industry to varying degrees. We cannot predict either the outcome of these proceedings or any potential impact they might have on the industry or on our operations.

Regulations Applicable to Satellite Operations

FCC Jurisdiction over our Satellite Operations.  The Communications Act gives the FCC broad authority to regulate the operations of satellite companies. Specifically, the Communications Act gives the FCC regulatory jurisdiction over the following areas relating to communications satellite operations:

•	the assignment of satellite radio frequencies and orbital locations;

•	licensing of satellites, earth stations, the granting of related authorizations, and evaluation of the fitness of a company to be a licensee;

•	approval for the relocation of satellites to different orbital locations or the replacement of an existing satellite with a new satellite;

•	ensuring compliance with the terms and conditions of such assignments and authorizations, including required timetables for construction and operation of satellites and other due diligence requirements;

•	avoiding interference with other radio frequency emitters; and

•	ensuring compliance with other applicable provisions of the Communications Act and FCC rules and regulations governing the operations of satellite communications providers.

In order to obtain FCC satellite licenses and authorizations, satellite operators must satisfy strict legal, technical and financial qualification requirements. Once issued, these licenses and authorizations are subject to a number of conditions including, among other things, satisfaction of ongoing due diligence obligations, construction milestones, and various reporting requirements. Applications for new or modified satellites and earth stations are necessary for further development and expansion of satellites services. Necessary federal approval of these applications may not be granted, or may not be granted in a timely manner.

Overview of Our Satellites Licenses and Authorizations.  This overview describes the satellite licenses and authorizations that will be contributed to us in the spin-off, and it assumes for purposes of this description the completion of these contributions. However, transfer of these licenses and authorizations remains subject to receipt of all required FCC and other governmental approvals.

Our satellites are located in orbital positions, or slots, that are designated by their western longitude. An orbital position describes both a physical location and an assignment of spectrum in the applicable frequency band. Each transponder on our satellites typically exploits one frequency channel. Through digital compression technology, we can currently transmit up to 13 standard-definition digital video channels from each transponder. Several of our satellites also include spot-beam technology which enables us to provide services on a local or regional basis, but reduces the number of video channels that could otherwise be offered across the entire United States.

We have U.S. DBS licenses for 30 frequencies at the 61.5 degree orbital location, capable of providing service to the Eastern and Central United States. We are also currently operating on the two unassigned frequencies at the 61.5 orbital location under a conditional special temporary authorization. We recently sought renewal of that authority. The licensing of those two channels is under FCC review, and also subject to an FCC moratorium on new DBS applications. The FCC has previously found that existing DBS providers will not be eligible for the two unassigned channels at 61.5 degree orbital location. EchoStar Satellite L.L.C. has a pending reconsideration petition of that decision.

Following the spin-off, we will have the right to use 32 frequencies at a Mexican DBS orbital slot at the 77 degree orbital location, but it is likely to be several years before a satellite is available to exploit all of that spectrum.

We also hold licenses or have entered into agreements to lease capacity on satellites at the following fixed satellite services orbital locations including:

•	500 MHz of Ku spectrum divided into 32 frequencies at the 121 degree orbital location, capable of providing service to CONUS, plus 500 MHz of Ka spectrum at the 121 degree orbital location capable of providing service into select spot beams;

•	500 MHz of Ku spectrum divided into 24 frequencies at the 105 degree orbital location, currently capable of providing service to CONUS, Alaska and Hawaii, plus approximately 720 MHz of Ka spectrum capable of providing service through spot beams to CONUS, Alaska and Hawaii; and

•	500 MHz of Ku spectrum divided into 24 frequencies at the 85 degree orbital location, currently capable of providing service to CONUS, plus approximately 720 MHz of Ka spectrum capable of providing service through spot beams to CONUS.

We also hold authorizations to construct additional satellites at other orbital locations. Specifically, we hold Ka-band licenses at the 97 and 113 degree orbital locations. More recently, we were granted authority for a “tweener” DBS satellite at the 86.5 degree orbital location. That authorization will be conditioned on final FCC licensing and service rules in the “tweener” proceeding, in which the FCC is examining permitting satellites to operate from orbital locations 4.5 degrees (half of the usual 9 degrees) away from traditional DBS satellites. The FCC has also granted authorizations to Spectrum Five for a tweener satellite at the 114.5 degree orbital location. EchoStar Satellite L.L.C. challenged the Spectrum Five authorization, and Telesat Canada, a Canadian satellite operator, has challenged our license.

Use of these licenses and conditional authorizations is subject to certain technical and due diligence requirements, including the requirement to construct and launch satellites according to specific milestones and deadlines. There can be no assurance that we will develop acceptable plans to meet these deadlines, or that we will be able to utilize these orbital slots.

Duration of our Satellite Licenses.  Generally speaking, all of our satellite licenses are subject to expiration unless renewed by the FCC. The term of each of our DBS licenses is 10 years; fixed satellite services licenses generally are for 15 year terms. In addition, our special temporary authorizations are granted for periods of only 180 days or less, subject again to possible renewal by the FCC.

Opposition and other Risks to our Licenses.  Several third parties have opposed, and we expect them to continue to oppose, some of our FCC satellite authorizations and pending requests to the FCC for extensions, modifications, waivers and approvals of our licenses. In addition, we may not have fully complied with all of the FCC reporting and filing requirements in connection with our satellite authorizations. Consequently, it is possible the FCC could revoke, terminate, condition or decline to extend or renew certain of our authorizations or licenses.

FCC Rulemaking Affecting our Licenses and Applications.  A number of our other applications have been denied or dismissed without prejudice by the FCC, or remain pending. We cannot be sure that the FCC will grant any of our satellite applications, or that the authorizations, if granted, will not be subject to onerous conditions. Moreover, the cost of building, launching and insuring a satellite can be as much as $300 million or more, and we cannot be sure that we will be able to construct and launch all of the satellites for which we have requested authorizations. The FCC has also imposed a $3.0 million bond requirement for our fixed satellite services satellite licenses, all or part of which would be forfeited by a licensee that does not meet its diligence milestones for a particular satellite.

Reverse Band (17/24 GHz BSS) Spectrum.  The FCC has recently announced licensing and service rules for the 17/24 GHz BSS or “reverse band” spectrum, which could create substantial additional capacity for satellite providers. It could also result in additional satellite competition from new entrants. Under FCC rules, we are eligible for up to 5 orbital locations. We cannot predict when, or whether, the FCC will grant our applications.

Nor can we predict whether FCC action, or other applicants’ selected orbital locations, will limit the utility of this new spectrum for our operations.

Interference from Other Services Sharing Satellite Spectrum.   The FCC has adopted rules that allow non-geostationary orbit fixed satellite services to operate on a co-primary basis in the same frequency band as DBS and Ku-band-based fixed satellite services. The FCC has also authorized the use of terrestrial communication services (MVDDS) in the DBS band. MVDDS licenses were auctioned in 2004. Despite regulatory provisions to protect DBS operations from harmful interference, there can be no assurance that operations by other satellite or terrestrial communication services in the DBS band will not interfere with our DBS operations and adversely affect our business.

International Satellite Competition and Interference.  DIRECTV has obtained FCC authority to provide service to the United States from a Canadian DBS orbital slot. We have also received authority to do the same from a Mexican orbital slot at 77 degrees. The possibility that the FCC will allow service to the U.S. from additional foreign slots may permit additional competition against us from other satellite providers. It may also provide a means by which to increase our available satellite capacity in the United States. In addition, a number of administrations, such as Great Britain and the Netherlands, have requested to add orbital locations serving the U.S. close to our licensed slots. Such operations could cause harmful interference into our satellites and constrain our future operations at those slots if such “tweener” operations are approved by the FCC. The risk of harmful interference will depend upon the final rules adopted in the FCC’s “tweener” proceeding.

Emergency Alert System.  The Emergency Alert System (“EAS”) requires participants to interrupt programming during nationally declared emergencies and to pass through emergency-related information. The FCC requires satellite carriers to participate in the “national” portion of EAS, and is considering whether to mandate that satellite carriers also interrupt programming for local emergencies and weather events. We cannot be sure that this requirement will not affect us adversely by requiring us to devote additional resources to complying with EAS requirements.

The International Telecommunication Union.  Our satellites also must conform to the International Telecommunication Union, or ITU, requirements and regulations. We have cooperated, and continue to cooperate, with the FCC in the preparation of ITU filings and responses. Requests for modification that have been filed by the United States government for our satellites are pending or in various stages of completion. We cannot predict if all the required requests will be made or when the ITU will act upon them.

Regulations Applicable to Set-top box Operations

Plug and Play.  Cable companies were required to separate the security functionality from their set-top boxes to increase competition and encourage the sale of set-top boxes in the retail market by July 1, 2007. Traditionally, cable service providers sold or leased set-top boxes to subscribers. DBS providers are not currently subject to the removable security requirements. The development of a retail market for cable set-top boxes could provide us with an opportunity to expand operations providing set-top box equipment to non-DBS households. The FCC has an open proceeding addressing the need to expand the scope of the cable “plug and play” rules, and the need for all-video provider set-top box solutions. If the FCC were to extend or expand its separate security rules to include DBS providers, sales of our set-top boxes to DBS providers may be negatively impacted. Specifically, if a retail DBS set-top box market develops capable of accepting the security modules, we risk reduced sales if competitors produce DBS set-top boxes.

NTIA Digital Converter Box Program.  The Commerce Department’s National Telecommunications and Information Administration (NTIA) has established a coupon program allowing U.S. households to request up to two coupons, worth $40 each, to be used toward the purchase of up to two, digital-to-analog converter boxes as part of the February 2009 digital television transition. This program is necessary to ensure that consumers with analog televisions will continue to be able to view over-the-air broadcast signals after the digital transition. To be eligible for the coupons, converter boxes must be approved by the NTIA, and we have submitted a converter box for NTIA approval. We cannot predict when, or if, our box will be approved for the coupon program.

Export Control Regulation Applicable to Satellite and Set-top box Equipment

We are required to obtain import and export licenses from the United States government to receive and deliver components of direct-to-home satellite TV systems. In addition, the delivery of satellites and the supply of related ground control equipment, technical data, and satellite communication/control services to destinations outside the United States is subject to strict export control and prior approval requirements from the United States government (including prohibitions on the sharing of certain satellite-related goods and services with China).

Patents And Trademarks

Many entities, including some of our competitors, have or may in the future obtain patents and other intellectual property rights that cover or affect products or services related to those that EHC will offer. In general, if a court determines that one or more of our products infringes on intellectual property held by others, we may be required to cease developing or marketing those products, to obtain licenses from the holders of the intellectual property at a material cost, or to redesign those products in such a way as to avoid infringing the patent claims. If those intellectual property rights are held by a competitor, we may be unable to obtain the intellectual property at any price, which could adversely affect our competitive position.

We may not be aware of all intellectual property rights that our products may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent and, accordingly, our products may infringe claims contained in pending patent applications of which we are not aware. Further, the process of determining definitively whether a claim of infringement is valid often involves expensive and protracted litigation, even if we are ultimately successful on the merits.

We cannot estimate the extent to which we may be required in the future to obtain intellectual property licenses or the availability and cost of any such licenses. Those costs, and their impact on our results of operations, could be material. Damages in patent infringement cases may also include treble damages in certain circumstances. To the extent that we are required to pay unanticipated royalties to third parties, these increased costs of doing business could negatively affect our liquidity and operating results. EHC is currently defending multiple patent infringement actions. We cannot be certain the courts will conclude these companies do not own the rights they claim, that our products do not infringe on these rights, that we would be able to obtain licenses from these persons on commercially reasonable terms or, if we were unable to obtain such licenses, that we would be able to redesign our products to avoid infringement. See “Legal Proceedings.”

Environmental Regulations

We are subject to the requirements of federal, state, local and foreign environmental and occupational safety and health laws and regulations. These include laws regulating air emissions, water discharge and waste management. We attempt to maintain compliance with all such requirements. We do not expect capital or other expenditures for environmental compliance to be material in 2007 or 2008. Environmental requirements are complex, change frequently and have become more stringent over time. Accordingly, we cannot provide assurance that these requirements will not change or become more stringent in the future in a manner that could have a material adverse effect on our business.

Geographic Area Data and Transactions with Major Customers

For principal geographic area data and transactions with major customers for 2006, 2005 and 2004, see Note 8 in the Notes to the Combined Financial Statements of EchoStar Holding Corporation.

Employees

Upon completion of the spin-off, we will have [          ] employees. We anticipate that subsequent to the spin-off, ECC will provide us with certain management and administrative services, which will include the services of certain executive officers of ECC. See “Certain Intercompany Agreements — Management Services Agreement.”

Legal Proceedings

Separation Agreement

In connection with the spin-off, we have entered into a separation agreement with ECC, which provides for, among other things, the division of liability resulting from litigation. Under the terms of the separation agreement, we have assumed liability for any acts or omissions that relate to our business whether such acts or omissions occurred before or after the spin-off. Certain exceptions are provided, including for intellectual property related claims generally, whereby we will only be liable for our acts or omissions that occurred following the spin-off. In accordance with these terms of the separation agreement, we may be partially or completely responsible for any liability resulting from the legal proceedings described below.

Acacia

During 2004, Acacia Media Technologies, which we refer to as Acacia filed a lawsuit against us and ECC in the United States District Court for the Northern District of California. The suit also named DirecTV, Comcast, Charter, Cox and a number of smaller cable companies as defendants. Acacia is an intellectual property holding company which seeks to license the patent portfolio that it has acquired. The suit alleges infringement of United States Patent Nos. 5,132,992 (the ‘992 patent), 5,253,275 (the ‘275 patent), 5,550,863 (the ‘863 patent), 6,002,720 (the ‘720 patent) and 6,144,702 (the ‘702 patent). The ‘992, ‘863, ‘720 and ‘702 patents have been asserted against us.

The patents relate to various systems and methods related to the transmission of digital data. The ‘992 and ‘702 patents have also been asserted against several Internet content providers in the United States District Court for the Central District of California. During 2004 and 2005, the Court issued Markman rulings which found that the ‘992 and ‘702 patents were not as broad as Acacia had contended, and that certain terms in the ‘702 patent were indefinite. In April 2006, ECC and other defendants asked the Court to rule that the claims of the ‘702 patent are invalid and not infringed. That motion is pending. In June and September 2006, the Court held Markman hearings on the ‘992, ‘863, ‘720 and ‘275 patents, and issued a ruling during December 2006. Acacia’s various patent infringement cases have been consolidated for pre-trial purposes in the United States District Court for the Northern District of California.

We and ECC intend to vigorously defend this case. In the event that a Court ultimately determines that we and ECC infringe any of the patents, we may be subject to an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by ECC for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the spin-off.

Broadcast Innovation, L.L.C.

In 2001, Broadcast Innovation, L.L.C., which we refer to as Broadcast Innovation filed a lawsuit against ECC, DirecTV, Thomson Consumer Electronics and others in Federal District Court in Denver, Colorado. The suit alleges infringement of United States Patent Nos. 6,076,094 (which we refer to as the ‘094 patent) and 4,992,066 (which we refer to as the ‘066 patent). The ‘094 patent relates to certain methods and devices for transmitting and receiving data along with specific formatting information for the data. The ’066 patent relates to certain methods and devices for providing the scrambling circuitry for a pay television system on removable cards. We examined these patents and believe that they are not infringed by any of our products or services. Subsequently, DirecTV and Thomson settled with Broadcast Innovation leaving us as the only defendant.

During 2004, the judge issued an order finding the ‘066 patent invalid. Also in 2004, the Court ruled the ‘094 patent invalid in a parallel case filed by Broadcast Innovation against Charter and Comcast. In 2005, the United States Court of Appeals for the Federal Circuit overturned the ‘094 patent finding of invalidity and remanded the case back to the District Court. During June 2006, Charter filed a reexamination request with the United States Patent and Trademark Office. The Court has stayed the case pending reexamination. Our case remains stayed pending resolution of the Charter case.

We and ECC intend to vigorously defend this case. In the event that a Court ultimately determines that we and ECC infringe any of the patents, we may be subject to an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by ECC for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the spin-off.

Finisar Corporation

Finisar Corporation, which we refer to as Finisar, obtained a $100 million verdict in the United States District Court for the Eastern District of Texas against DirecTV for patent infringement. Finisar alleged that DirecTV’s electronic program guide and other elements of its system infringe United States Patent No. 5,404,505 (the ‘505 patent).

In July 2006, ECC, together with NagraStar LLC, filed a Complaint for Declaratory Judgment in the United States District Court for the District of Delaware against Finisar that asks the Court to declare that they and we do not infringe, and have not infringed, any valid claim of the ‘505 patent. Trial is not currently scheduled.

We and ECC intend to vigorously prosecute this case. In the event that a Court ultimately determines that we and ECC infringe any of the patents, we may be subject to an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by ECC for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the spin-off.

Global Communications

On April 19, 2007, Global Communications, Inc., which we refer to as Global, filed a patent infringement action against ECC in the United States District Court for the Eastern District of Texas. The suit alleges infringement of United States Patent No. 6,947,702 (which we refer to as the ’702 patent). This patent, which involves satellite reception, was issued in September 2005. On October 24, 2007, the United States Patent and Trademark Office granted ECC’s request for re-examination of the ‘702 patent and issued an Office Action finding that all of the claims of the ‘702 patent were invalid. Based on the PTO’s decision, ECC has asked the District Court to stay the litigation until the re-examination proceedings is concluded.

We and ECC intend to vigorously defend this case. In the event that a Court ultimately determines that we and ECC infringe any of the patents, we may be subject to an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by ECC for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the spin-off.

Superguide

During 2000, Superguide Corp., which we refer to as Superguide, filed suit against ECC, DirecTV, Thomson and others in the United States District Court for the Western District of North Carolina, Asheville Division, alleging infringement of United States Patent Nos. 5,038,211 (which we refer to as the ‘211 patent), 5,293,357 (which we refer to as the ‘357 patent) and 4,751,578 (which we refer to as the ‘578 patent) which relate to certain electronic program guide functions, including the use of electronic program guides to control VCRs. Superguide sought injunctive and declaratory relief and damages in an unspecified amount.

On summary judgment, the District Court ruled that none of the asserted patents were infringed by us. These rulings were appealed to the United States Court of Appeals for the Federal Circuit. During 2004, the Federal Circuit affirmed in part and reversed in part the District Court’s findings and remanded the case back to the District Court for further proceedings. In 2005, Superguide indicated that it would no longer pursue infringement allegations with respect to the ‘211 and ‘357 patents and those patents have now been dismissed from the suit. The District Court subsequently entered judgment of non-infringement in favor of all defendants as to the ‘211 and ‘357 patents and ordered briefing on Thomson’s license defense as to the ‘578 patent. During December 2006, the District Court found that there were disputed issues of fact regarding Thomson’s license defense, and ordered a trial solely addressed to that issue. That trial took place in March 2007. In July 2007, the District Court ruled in favor of Superguide. As a result, Superguide will be able to proceed with their infringement action against us, DirecTV and Thomson.

We and ECC intend to vigorously defend this case. In the event that a Court ultimately determines that we infringe the ‘578 patent, we may be subject to a portion of the final damages, which may include treble damages and/or an injunction that could require us to materially modify certain user-friendly electronic programming guide and related features that we currently offer to consumers. We are being indemnified by ECC for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the spin-off.

For alleged infringement through November 2000, Superguide’s expert opined the total damages against us to be approximately $133 million, while our expert opined that the total damages should be only $3 million. We and ECC expect Superguide’s damage demand to increase to account for additional set-top-boxes ECC has sold since November 2000. We cannot predict with any degree of certainty the outcome of the suit.

Tivo Inc.

During April 2006, a Texas jury concluded that certain of our digital video recorders, or DVRs, infringed a patent held by Tivo. The Texas court subsequently issued an injunction prohibiting us from offering DVR functionality. A Court of Appeals has stayed that injunction during the pendency of our appeal.

We and ECC intend to vigorously defend this case. In the event that a Court ultimately determines that we and ECC infringe any of the patents, we may be subject to an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by ECC for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the spin-off.

On July 30, 2007, the Patent and Trademark Office, which we refer to as the PTO issued a “final office action” rejecting as invalid all of the hardware claims that Tivo asserted against us and ECC at trial and which the jury found we and ECC had infringed. The PTO did not reject the two software claims that Tivo asserted against us and ECC at trial and which the jury found we and ECC had infringed. Tivo can appeal the final office action. We and ECC believe that we do not infringe any of the claims asserted against us and ECC.

Trans Video

In August 2006, Trans Video Electronic, Ltd., which we refer to as Trans Video filed a patent infringement action against ECC in the United States District Court for the Northern District of California. The suit alleges infringement of United States Patent Nos. 5,903,621 (which we refer to as the ‘621 patent) and 5,991,801 (which we refer to as the ‘801 patent). The patents relate to various methods related to the transmission of digital data by satellite. On May 14, 2007, we and ECC reached a settlement which did not have a material impact on our results of operations.

Other

In addition to the above actions, we are subject to various other legal proceedings and claims which arise in the ordinary course of business. In our opinion, the amount of ultimate liability with respect to any of these actions is unlikely to materially affect our financial position, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information as of November 6, 2007, concerning our directors and executive officers, including a five-year employment history and any directorships held in public companies:

Name	Age	Position With the Company

Charles W. Ergen	54	Chairman of the board of directors and Chief Executive Officer
R. Stanton Dodge	39	Executive Vice President, General Counsel and Secretary
Michael T. Dugan	58	Director
Steven R. Goodbarn	50	Director
Bernard L. Han	43	Executive Vice President and Chief Financial Officer
Mark W. Jackson	46	President
David K. Moskowitz	49	Director
Tom A. Ortolf	57	Director
Steven B. Schaver	53	President -- EchoStar International Corporation
C. Michael Schroeder	59	Director
Carl E. Vogel	50	Director, Vice Chairman of the Board and Advisor

Seven of our directors, Charles W. Ergen, Michael T. Dugan, Stephen R. Goodbarn, David K. Moskowitz, Tom A. Ortolf, C. Michael Schroeder and Carl E. Vogel, currently serve on ECC’s board of directors. In addition, Mr. Ergen and Mr. Vogel currently serve as the Chairman and Chief Executive Officer and Vice-Chairman and President of ECC, respectively. We will also share three non-business executives with ECC: Bernard L. Han, R. Stanton Dodge and Paul W. Orban, as Executive Vice President and Chief Financial Officer, Executive Vice President, General Counsel and Secretary and Senior Vice President and Controller, respectively.

The following sets forth the business experience of each of our directors and executive officers over the last five years:

Charles W. Ergen.  Mr. Ergen is our Chairman of the Board and Chief Executive Officer. Mr. Ergen is also the Chairman of the Board and Chief Executive Officer of ECC, positions he has held since its formation. During the past five years he has also held various executive officer and director positions with ECC’s subsidiaries.

R. Stanton Dodge.  Mr. Dodge serves as our Executive Vice President, General Counsel and Secretary. Mr. Dodge also serves in the same capacity for ECC. Mr. Dodge is responsible for all legal and regulatory affairs of EHC and ECC. Since joining ECC in November 1996, he has held various positions in ECC’s legal department. Prior to joining ECC, Mr. Dodge was a law clerk to the Hon. Jose D.L. Marquez of the Colorado Court of Appeals. He received his J.D., magna cum laude, from Suffolk University Law School in 1995 and his B.S. in accounting from the University of Vermont in 1991.

Michael T. Dugan.  Mr. Dugan serves as a member of our board of directors. He is currently a senior advisor to ECC and serves as a member of ECC’s board of directors. Until October 2006, Mr. Dugan was ECC’s Chief Technology Officer, and prior to 2004 was its President and Chief Operating Officer. In that capacity, Mr. Dugan had been responsible for, among other things, all operations except legal, finance and accounting at ECC. Until April 2000, Mr. Dugan had been President of EchoStar Technologies Corporation. Previously, he was the Senior Vice President of the Consumer Products Division of ECC. Mr. Dugan has been employed with ECC since 1990. Mr. Dugan has served as a director of Citizens Communications Company since October 2006.

Steven R. Goodbarn.  Mr. Goodbarn serves as a member of our board of directors and is a member of our Executive Compensation Committee, Nominating Committee, and Audit Committee, where he serves as our “audit committee financial expert.” Mr. Goodbarn has also served as a member of ECC’s board of directors since December 2002, and is a member of its Executive Compensation Committee, Nominating Committee, and Audit Committee. Since July 2002, Mr. Goodbarn has served as director and president of Secure64 Software Corporation, a company he co-founded. Mr. Goodbarn was chief financial officer of Janus Capital Corporation from 1992 until late 2000. During that time, he was a member of the executive committee and served on the board of directors of many Janus corporate and investment entities. Until September 2003, Mr. Goodbarn also served as a director of Nighthawk Systems. Mr. Goodbarn is a CPA and spent 12 years at Price Waterhouse prior to joining Janus.

Bernard L. Han.  Mr. Han serves as our Executive Vice President and Chief Financial Officer and is responsible for all accounting, finance and information technology functions of the Company. Mr. Han also serves in the same capacity for ECC, where he was named Executive Vice President and Chief Financial Officer of ECC in September 2006. From October 2002 to May 2005, Mr. Han served as Executive Vice President and Chief Financial Officer of Northwest Airlines, Inc. Prior to October 2002, he held positions as Executive Vice President and Chief Financial Officer and Senior Vice President and Chief Marketing Officer at America West Airlines, Inc.

Mark W. Jackson.  Mr. Jackson serves as our President. Until completion of the spin-off, Mr. Jackson will also continue to serve as President of EchoStar Technologies Corporation, a position he has held since 2004. Mr. Jackson served as Senior Vice President of ETC from April 2000 until June 2004 and as Senior Vice President of Satellite Services from December 1997 until April 2000.

David K. Moskowitz.  Mr. Moskowitz serves as a member of our board of directors. From March 1990 until July 1, 2007, Mr. Moskowitz was an Executive Vice President and the Secretary and General Counsel of ECC, where he is currently a senior advisor and serves as a member of its board of directors.

Tom A. Ortolf.  Mr. Ortolf serves as a member of the board of directors, and is a member of our Executive Compensation Committee, Nominating Committee, and Audit Committee. Mr. Ortolf also serves as a member of the board of directors of ECC, and is a member of its Executive Compensation Committee, Nominating Committee, and Audit Committee. Mr. Ortolf has been the President of Colorado Meadowlark Corp., a privately held investment management firm, for more then ten years. From 1988 until 1991, Mr. Ortolf served as ECC’s President and Chief Operating Officer.

Steven B. Schaver.  Mr. Schaver is currently President of EchoStar International Corporation. He has served in this role for ECC since April 2000. Mr. Schaver served as ECC’s Chief Financial Officer from February 1996 through August 2000 and served as ECC’s Chief Operating Officer from November 1996 until April 2000.

C. Michael Schroeder.  Mr. Schroeder serves as a member of our board of directors, and serves on our Executive Compensation Committee, Nominating Committee, and Audit Committee. Mr. Schroeder has served on the board of directors of ECC since November 2003 and is a member of its Executive Compensation Committee, Nominating Committee, and Audit Committee. In 1981, Mr. Schroeder founded Consumer Satellite Systems, Inc. (CSS), which he grew to encompass a 10 state distribution system operating in a region ranging from Wisconsin to Florida. CSS served retailers selling satellite systems, televisions and a range of consumer electronics products. Mr. Schroeder also founded a programming division of CSS that grew to serve over 400,000 subscribers.

Carl E. Vogel.  Mr. Vogel is currently Vice-Chairman of our board of directors and is an advisor to us. Mr. Vogel also serves as Vice-Chairman of ECC’s board of directors and President of ECC. From 2001 until 2005, Mr. Vogel served as the President and CEO of Charter Communications Inc., a publicly-traded company providing cable television and broadband services to approximately six million customers. Prior to joining Charter, Mr. Vogel worked as an executive officer in various capacities for the companies affiliated with Liberty Media Corporation. Mr. Vogel was one of ECC’s executive officers from 1994 until 1997, including serving as ECC’s President from 1995 until 1997. Mr. Vogel has served as a director of Shaw Communications, Inc. since June 2006.

During the past five years, none of the above persons has had any involvement in legal proceedings that would be material to an evaluation of his or her ability or integrity.

Board Composition

Immediately after the spin-off, Charles W. Ergen, our Chairman and Chief Executive Officer, will beneficially own approximately [     ]% of our total equity securities and possess approximately [     ]% of the total voting power. Please see “Security Ownership of Certain Beneficial Owners and Management” below. Thus, Mr. Ergen will have the ability to elect a majority of our directors and to control all other matters requiring the approval of our stockholders. As a result of Mr. Ergen’s voting power, we will be a “controlled company” as defined in the Nasdaq listing rules. Therefore, we will not subject to the Nasdaq listing requirements that would otherwise require us to have:

•	a board of directors comprised of a majority of independent directors;

•	compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; and

•	director nominees selected, or recommended for the Board’s selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors.

Nevertheless, we have created an Executive Compensation Committee, which we refer to as the “Compensation Committee,” and a Nominating Committee, in addition to an Audit Committee, all of which are composed entirely of independent directors.

Committees of the Board

Our board of directors has established a Compensation Committee, an Audit Committee and a Nominating Committee. The membership and function of each committee is described below.

Compensation Committee.  The Compensation Committee operates under a Compensation Committee Charter adopted by the board. The principal functions of the Compensation Committee are, to the extent the board deems necessary or appropriate, to:

•	make and approve all option grants and other issuances of EHC’s equity securities to EHC’s executive officers and board members other than nonemployee directors;

•	approve all other option grants and issuances of EHC’s equity securities, and recommend that the full board make and approve such grants and issuances;

•	establish in writing all performance goals for performance-based compensation that together with other compensation to senior executive officers could exceed $1 million annually, other than standard Stock Incentive Plan options that may be paid to EHC’s executive officers, and certify achievement of such goals prior to payment; and

•	set the compensation of the Chairman and Chief Executive Officer.

The current members of the Compensation Committee are Mr. Goodbarn, Mr. Ortolf and Mr. Schroeder. The Board has determined that each of these individuals meets the independence requirements of Nasdaq and applicable SEC rules and regulations.

Audit Committee.  Our board has established a standing Audit Committee in accordance with Nasdaq rules and Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Audit Committee operates under an Audit Committee Charter adopted by the board. The principal functions of the Audit Committee are to:

•	select the independent registered public accounting firm and set its compensation;

•	select the internal auditor;

•	review and approve management’s plan for engaging our independent registered public accounting firm during the year to perform non-audit services and consider what effect these services will have on the independence of our independent registered public accounting firm;

•	review our annual financial statements and other financial reports that require approval by the board;

•	oversee the integrity of our financial statements, our systems of disclosure and internal controls, and our compliance with legal and regulatory requirements;

•	review the scope of our independent registered public accounting firm’s audit plans and the results of their audits; and

•	evaluate the performance of our internal audit function and independent registered public accounting firm.

The current members of the Audit Committee are Mr. Goodbarn, Mr. Ortolf and Mr. Schroeder, with Mr. Goodbarn serving as Chairman of the Committee. Each of these individuals meets the independence requirements of Nasdaq and applicable SEC rules and regulations. The board has determined that each member of our Audit Committee is financially literate and that Mr. Goodbarn qualifies as an “audit committee financial expert” as defined by applicable SEC rules and regulations.

Nominating Committee.  The Nominating Committee operates under a Nominating Committee Charter adopted by the Board. The principal function of the Nominating Committee is to recommend independent director nominees for selection by the Board. The current members of the Nominating Committee are Mr. Goodbarn, Mr. Ortolf and Mr. Schroeder. The Board has determined that each of these individuals meets the independence requirements of Nasdaq and applicable SEC rules and regulations.

The Nominating Committee will consider candidates suggested by its members, other directors, senior management and shareholders as appropriate. No search firms or other advisors were retained to identify nominees during the past fiscal year. The Nominating Committee has not adopted a written policy with respect to the consideration of candidates proposed by security holders or with respect to nominating anyone to our Board other than nonemployee directors. Director candidates, whether recommended by the Nominating Committee, other directors, senior management or shareholders are currently considered by the Nominating Committee and the Board, as applicable, in light of the entirety of their credentials, including but not limited to the following factors: (i) their reputation and character; (ii) their ability and willingness to devote sufficient time to Board duties; (iii) their educational background; (iv) their business and professional achievements, experience and industry background; (v) their independence from management under listing standards and the Corporation’s governance guidelines; and (vi) the needs of the Board and the Corporation.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (“CD&A”) describes the compensation policy applied by our parent company, ECC, to our named executive officers (the “NEOs”) with respect to fiscal 2006, and the ways in which we anticipate that our compensation policy will differ from that of ECC after we become an independent public company. As our programs will largely be the same as those applicable to executives of ECC, we do not anticipate that there will be many differences immediately following the spin-off. In addition, pursuant to the Management Services Agreement between us and ECC, two of our NEOs, Bernard Han and R. Stanton Dodge, will be employed by, and receiving compensation from, ECC, and will not be directly compensated by us. Under the Management Services Agreement, we will make payments to ECC based upon a portion of ECC’s personnel costs for these two NEOs (taking into account salary and fringe benefits) based upon the anticipated percentages of time to be spent by these NEOs performing services for us. Incentive compensation for Messrs. Han and Dodge will be solely the responsibility of ECC. See “Certain Intercompany Agreements — Management Services Agreement.”

Our NEOs include Mr. Charles W. Ergen, Chairman and Chief Executive Officer (the “CEO”), Mr. Bernard L. Han, our Executive Vice President and Chief Financial Officer, and Messrs. Mark W. Jackson, Steven B. Schaver and R. Stanton Dodge. Of these NEOs, Mr. Ergen and Mr. Han were NEOs of ECC in 2006.

Compensation Philosophy

Historically, ECC’s executive compensation program was, and following the spin-off our executive compensation program will continue to be, guided by the following principles:

•	Attraction, retention and motivation of executive officers over the long-term; and

•	Creation of shareholder value by aligning the interest of management with that of the shareholders through equity incentives.

Compensation Oversights

Our Compensation Committee will be composed entirely of independent, outside directors and will operate under a Compensation Committee Charter adopted by our Board of Directors. See “— Committees of the Board — Compensation Committee” above for a more detailed description of the duties of the Compensation Committee.

General Compensation Levels

Historically.  The total direct compensation opportunities, both base salaries and long-term incentives, offered to ECC’s NEOs have been designed to ensure that they are competitive with market practice, support ECC’s executive recruitment and retention objectives and will contribute to its long-term success by aligning the interest of its executive officers and shareholders.

Mr. Ergen recommends to the board of directors, but ECC’s board of directors ultimately approves, the base compensation of ECC’s other NEOs. ECC’s compensation committee has made and approved grants of options and other equity-based compensation to ECC’s NEOs, and established in writing performance goals for any performance-based compensation that together with other compensation to any NEO could exceed $1 million annually. ECC’s compensation committee has also certified achievement of those performance goals prior to payment of performance-based compensation. In addition to peer group analysis, as described below, factors considered by ECC’s compensation committee and board of directors have included their perception of the individual’s performance, the individual’s success in achieving ECC’s and individual goals, equity awards previously granted to the individual and planned changes in responsibilities. ECC’s compensation committee and board of directors have also considered each of ECC’s NEO’s individual extraordinary efforts resulting in tangible increases in corporate, division or department success when setting base cash salaries and annual bonuses.

Going Forward.  Following the spin-off, it is expected that our Compensation Committee and Board of Directors will continue to take a similar approach in establishing compensation levels.

Peer Group Analysis

Historically.  In connection with making recommendations for ECC’s executive officer compensation, ECC’s board of directors and compensation committee considered an internally-prepared, informal benchmarking survey of the compensation components for the NEOs of companies selected by the compensation committee, as disclosed in their respective publicly-filed proxy statements. These surveyed companies included: The DirecTV Group, Inc., Comcast Corporation, Cablevision Systems Corporation, Cox Communications, Inc., Charter Communications, Inc., Adelphia Communications Corporation, Liberty Media Corporation, UnitedGlobalCom, Inc., CenturyTel, Inc., and Level 3 Communications, Inc. However, the survey was used merely as an informal and subjective frame of reference for comparisons to base cash salaries paid to similarly situated executives. Moreover, the survey was not a conventional “benchmarking survey” but rather a table that listed the compensation components for the named executive officers of the selected companies, as disclosed in their respective publicly-filed proxy statements. Neither ECC’s compensation committee nor its board of directors used the survey to “benchmark” in the traditional sense, as ECC’s compensation committee and board of directors do not utilize any kind of formulaic or standard, formalized benchmarking level or element in tying or otherwise setting ECC’s executive compensation to that of other companies.

Going Forward.  Following the spin-off, it is expected that our Compensation Committee and Board of Directors will take a similar approach to comparing our executive compensation program against those of other companies comparable to EHC.

Weighting and Selection of Elements of Compensation

Historically.  Neither ECC’s board of directors nor its compensation committee has in the past assigned specific weights to any factors considered by the ECC’s board of directors and its compensation committee in determining compensation, and none of the factors are more dispositive than others.

Going Forward.  Following the spin-off, our Board of Directors and Compensation Committee anticipate taking a similar approach to weighting and selection of elements of compensation.

Elements of Executive Compensation

Historically.  The primary components of ECC’s executive compensation program have included:

•	base cash salary;

•	incentive compensation, including conditional and/or performance-based cash incentive compensation and long-term equity incentive compensation in the form of stock options and restricted stock units offered under ECC’s stock incentive plans;

•	401(k) plan; and

•	other compensation, including perquisites and personal benefits and post-termination compensation.

ECC has not required that a certain percentage of an executive salary be provided in one form versus another. Each element of ECC’s historical executive compensation and the rationale for each element is described below.

Going Forward.  Following the spin-off, we expect to use a similar mix of base cash salary, conditional and/or performance based cash bonuses and long-term equity incentives in our compensation program, as described below.

Base Cash Salary

Historically.  ECC has traditionally included salary in its executive compensation package under the belief that it is appropriate that some portion of the compensation paid to its executives be provided in a form that is fixed and liquid occurring over regular intervals. Generally, for the reasons discussed in “Incentive Compensation”, ECC has weighted overall compensation towards equity components as opposed to base salaries. ECC’s compensation committee and board of directors have traditionally been free to set salary at any level deemed appropriate and any increases or decreases in base salary on a year-over-year basis have been dependent on either the compensation committee or board of directors respective assessment of ECC, the applicable business unit and individual performance.

Annual base salaries paid to ECC’s executive officers have historically been at levels below those generally paid to executive officers with comparable experience and responsibilities in the telecommunications industry or other similarly-sized companies. In addition, ECC has stated that it believes the compensation paid to Mr. Ergen has generally been at a level that is below amounts paid to chief executive officers at other companies of similar size in comparable industries. Since 1996, changes in Mr. Ergen’s base salary have been set by ECC’s compensation committee.

Going Forward.  Following the spin-off, it is expected that our Compensation Committee and Board of Directors will determine the base salaries of our executive officers in the same manner and in accordance the same policies and principles as described above.

Incentive Compensation

Historically.  ECC has traditionally operated under the belief that executive officers will be better able to contribute to its long-term success and help build incremental shareholder value if they have a stake in that future success and value. ECC has stated it believes this stake focuses the executive officers’ attention on managing ECC as owners with equity positions in ECC and has aligned their interests with the long-term interests of ECC’s shareholders. Equity awards therefore have represented an important and significant component of ECC’s compensation program for executive officers. ECC has attempted to create general incentives with its standard stock option grants and conditional incentives through special performance-based conditional awards that may include payouts in cash or equity.

General Equity Incentives

Standard awards under ECC’s stock incentive plans have generally included stock options and have been based on a review of the individual employee’s performance, years of service, position and level of responsibility with ECC, long-term potential contribution to ECC and the number of options and terms of any other awards previously granted to the employee. However, the number of options to be granted at any one time has not been based on any objective criteria. ECC has not assigned specific weights to these factors, although such employee’s position and a subjective evaluation of his or her performance have been considered most important. To encourage executive officers to remain in ECC’s employ, options granted under ECC’s stock incentive plans generally vest at the rate of 20% per year and have exercise prices not less than the fair market value of ECC’s Class A common stock on the date of grant. ECC’s standard form of option agreement given to executive officers has included acceleration of vesting upon a change in control of ECC for those executive officers that do not continue with ECC or the surviving entity, as applicable.

Performance-Based Conditional Equity Incentives

In February 1999, ECC adopted a long-term incentive plan (the “1999 LTIP”) within the terms of ECC’s 1995 stock incentive plan. The 1999 LTIP provided key employees with stock options that may not be exercised until ECC achieves certain long-term goals. These performance goals are the same for all key employees granted options pursuant to the 1999 LTIP. In order for these stock options to be exercised, ECC must have achieved a certain performance goal within the ten-year term covered by the 1999 LTIP.

In January 2005, ECC adopted another long-term, performance-based stock incentive plan (the “2005 LTIP”) within the terms of ECC’s 1999 stock incentive plan. The purpose of the 2005 LTIP was to promote ECC’s interests and the interests of its shareholders by providing key employees with financial rewards through equity participation upon achievement of specified long-term business objectives. The employees eligible to participate in the 2005 LTIP have included ECC’s executive officers, vice presidents, directors and certain other key employees designated by ECC’s compensation committee. Awards under the 2005 LTIP consisted of a one-time grant of: (i) an option to acquire a specified number of shares priced at the market value as of the last day of the calendar quarter in which the option was granted; (ii) rights to acquire for no additional consideration a specified smaller number of shares of ECC’s Class A Shares; or (iii) a corresponding combination of a lesser number of option shares and such rights to acquire ECC’s Class A Shares. The options and rights vest at a varying rate over a seven-year period; provided, however, that none of the options or rights shall be exercisable if ECC fails to achieve the specified long-term performance goal. In order for stock options and restricted stock awards to be exercisable, ECC must have achieved a certain performance goal within the ten-year term covered by the 2005 LTIP.

In accordance with the terms of ECC’s stock incentive plans, ECC’s board of directors and compensation committee have discretion to make changes to award compensation. However, neither ECC’s board of directors nor ECC’s compensation committee exercised that discretion during fiscal 2006.

ECC competes in the subscription television service industry against other DBS television providers, cable television and other system operators offering video, audio and data programming and entertainment services. Many of these competitors have substantially greater financial, marketing and other resources than ECC has. The subscription-based television industry is extremely competitive and ECC’s future plans and performance targets are confidential and proprietary. Consequently, as part of ECC’s plan to improve its market position, and to incentivize their employees, ECC has established certain long-term goals as a condition to the payment of certain compensation awards. If competing companies were able to ascertain the performance measures for ECC’s long-term compensation awards, they would likely be able to determine in advance certain of ECC’s business, marketing and other strategies, placing ECC at a significant competitive disadvantage.

Based on the foregoing, ECC believes that the performance goals under both the 1999 LTIP and the 2005 LTIP are confidential information. These goals include performance criteria based on identifiable metrics that could be used to determine ECC’s specific operating plans and could therefore be used by ECC’s competitors to ECC’s disadvantage. The 2005 LTIP provides for a compensation payout to ECC’s executive officers if ECC’s performance exceeds management’s projections of ECC’s long-term performance. As a result, it will be reasonably difficult for ECC to achieve the specified long-term performance goal of the 2005 LTIP if ECC’s future performance is at or below management’s projections of ECC’s future performance.

Practices Regarding Grant of Equity Incentives

ECC has generally awarded stock options and restricted stock as of the last day of each calendar quarter and has set exercise prices, as applicable, of not less than the fair market value of ECC’s Class A common stock on the date of grant.

Performance-Based Conditional Cash Incentives

During January 2006, ECC established a 2006 cash incentive plan for key employees to provide cash awards tied to achievement of specified 2006 business goals. During March 2006, ECC’s compensation committee expanded participation in the 2006 cash incentive plan to include Mr. Ergen and other senior executives. Under this plan, the maximum amount payable to any participant upon satisfaction of all applicable business goals and other criteria was equal to or less than each participant’s annual base salary. Since the performance goals of the 2006 cash incentive plan were partially achieved during 2006, payouts were made for those goals that were obtained. The maximum payout under the 2006 cash incentive plan for ECC’s CEO was equal to 100% of his base salary, and for ECC’s other NEOs was equal to the greater of 50% of their respective base salaries or $200,000. ECC has established a similar plan for 2007.

ECC believes that providing executive officers an opportunity to earn a bonus tied to both individual and corporate performance aligns the interests of the executive officer with those of ECC. Therefore, ECC tied these cash awards to the achievement of specified 2006 business goals. However, as stated in “— Performance-Based Conditional Equity Incentives”, ECC operates in a competitive industry where it would be at a distinct disadvantage if competing companies were able to ascertain ECC’s goals. Many of these competitors have substantially greater financial, marketing and other resources than ECC has. The business goals of the 2006 Cash Incentive Plan were specific corporate and department-level goals that, if disclosed, would reveal to ECC’s competitors ECC’s strategic focus. Therefore, stating these goals would lead to the likelihood of substantial competitive harm to ECC. The goals of the 2007 Cash Incentive Plan are substantially similar to those of the 2006 Cash Incentive Plan. The 2007 Cash Incentive Plan awards a compensation payout to ECC’s executive officers if ECC’s performance exceeds management’s projections of ECC’s performance for 2007. As a result, it will be reasonably difficult for ECC to achieve the specified performance goals of the 2007 Cash Incentive Plan unless ECC’s performance in 2007 exceeds management’s projections of ECC’s future performance.

Going Forward.  Following the spin-off, we intend to adopt our own performance-based conditional equity and performance-based conditional cash incentive plans, which will be administered by our Compensation Committee. See “— Equity Compensation Plan Information — EHC Incentive Plan” for a description of our equity incentive plans. Each of our NEOs is expected to participate in these plans. We anticipate the criteria and performance goals for the award of performance-based conditional incentives will be similar to those described above, with respect to the nature of EHC’s business. In addition each stock option and equity grant with respect to ECC common stock outstanding as of the record date will be adjusted in connection with the spin-off resulting in the certain options to acquire shares of our common stock. See “The Spin-off — Treatment of ECC Stock Incentive Awards.”

401(k) Plan

Historically.  ECC has adopted a defined-contribution tax-qualified 401(k) plan for its employees, including its executives, to encourage its employees to save some percentage of their cash compensation for their eventual retirement. ECC’s executives have participated in the 401(k) plan on the same terms as ECC’s other employees. Under the plan, employees have become eligible for participation in the 401(k) plan upon completing six months of service with ECC and reaching age 19. 401(k) plan participants have been able to contribute up to 50% of their compensation in each contribution period, subject to the maximum deductible limit provided by the Internal Revenue Code. ECC may also make a 50% matching employer contribution up to a maximum of $1,000 per participant per calendar year. In addition, ECC may also make an annual discretionary profit sharing or employer stock contribution to the 401(k) plan with the approval of its compensation committee and board of directors. 401(k) plan participants are immediately vested in their voluntary contributions and earnings on voluntary contributions. ECC’s employer contributions to 401(k) plan participants’ accounts vest 20% per year commencing one year from the employee’s date of employment.

Going Forward.  Following the spin-off, we expect to offer a 401(k) plan on similar terms as described above.

Perquisites and Personal Benefits, Post-Termination Compensation and Other Compensation

Historically.  ECC has traditionally offered numerous plans and other benefits to its executive officers on the same terms as other employees. These plans and benefits have included medical, vision, and dental insurance, life insurance, and its employee stock purchase plan as well as discounts on its services. Relocation benefits may also be reimbursed, but are individually negotiated when they occur. ECC has also permitted members of its executive team to use its corporate aircraft for personal use. ECC has also paid for annual tax preparation costs for certain executive officers.

ECC has not traditionally had any plans in place to provide severance benefits to employees. However, certain stock options and restricted stock units have been granted to its executive officers subject to accelerated vesting upon a change in control.

Going Forward.  Following the spin-off, we anticipate benefits and perquisites offered to our NEOs will be similar to those described above.

Tax Deductibility

Section 162(m) of the U.S. Internal Revenue Code places a limit on the tax deduction for compensation in excess of $1 million paid to certain “covered employees” of a publicly held corporation (generally, the corporation’s principal executive officer and its next four most highly compensated executive officers in the year that the compensation is paid). This limitation applies only to compensation which is not considered performance-based under the Section 162(m) rules. ECC’s compensation committee conducts an ongoing review of its compensation practices for purposes of obtaining the maximum continued deductibility of compensation paid consistent with ECC’s existing commitments and ongoing competitive needs. However, ECC has allowed the payment of nondeductible compensation in excess of this limitation. Following the spin-off, we intend to continue ECC’s policies with respect to the deductibility of our compensation paid to executive officers.

Executive Compensation

We have not yet paid any compensation to any of our NEOs. After the completion of the spin-off, certain of our NEOs will continue to be employed and compensated by ECC. Pursuant to the Management Services Agreement between us and ECC, we will share two non-business NEOs focused on providing legal and accounting services. Bernard Han and R. Stanton Dodge will serve as our Executive Vice President and Chief

Financial Officer and our Executive Vice President, General Counsel and Secretary, respectively. As noted above, these NEOs will be employed by ECC and compensated by ECC as an executive officer or employee of that company, and will not be directly compensated by EHC. Under the Management Services Agreement, we will make payments to ECC based upon a portion of ECC’s personnel costs for our NEOs (taking into account salary and fringe benefits) based upon the anticipated percentages of time to be spent by our executive officers performing services for us. Incentive compensation for Messrs. Han and Dodge will be solely the responsibility of ECC. See “Certain Intercompany Agreements — Management Services Agreement.”

Fiscal 2006 Summary Compensation Table

All information included in the following tables reflects compensation earned by our NEOs in fiscal 2006 for their services with ECC. All references to stock and stock options relate to awards of stock and stock options granted by ECC. The historical compensation set forth below does not necessarily reflect future compensation to be paid by us to our NEOs following the spin-off because historical compensation was determined by ECC and future compensation levels will be determined based on the compensation polices, programs and procedures to be established by our compensation committee.

							Change in
							Pension Value
							and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Bonus	Awards	Awards(1)	Compensation(2)	Earnings	Compensation(3)	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)	($)

Charles W. Ergen	2006	$550,000	$—	$—	$1,412,882	$—	$—	$858,171	$2,821,053
Chairman and Chief Executive Officer
Bernard L. Han(1)	2006	$88,077	$—	$—	$203,248	$33,250	$—	$—	$324,575
Executive Vice President and Chief Financial Officer
Mark W. Jackson	2006	$305,769	$—	$—	$800,870	$124,800	$—	$7,775	$1,239,214
President
Steven B. Schaver	2006	$278,668	$—	$—	$282,576	$140,500	$—	$7,485	$709,229
President, EchoStar International Corporation
R. Stanton Dodge	2006	$216,925	$10,000	$—	$142,753	$60,956	$—	$7,614	$438,248
Executive Vice President, General Counsel and Secretary

(1)	Mr. Han joined ECC as Executive Vice President and Chief Financial Officer on September 28, 2006.

(2)	Represents the dollar amounts of expense recognized for financial statement reporting purposes for fiscal 2006, in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123R”). Assumptions used in the calculation of these amounts are included in Note 3 to the audited financial statements for the fiscal year ended December 31, 2006, included herein.

(3)	Represents the dollar amounts earned pursuant to the 2006 Cash Incentive Plan that will be paid by ECC during 2007. Mr. Ergen declined to accept any distributions he was otherwise entitled to receive pursuant to the 2006 Cash Incentive Plan.

(4)	Represents the dollar amounts contributed pursuant to ECC’s 401(k) matching program and our profit sharing program. Mr. Ergen’s “All Other Compensation” also includes tax preparation payments. In addition, with respect to Mr. Ergen “All Other Compensation” includes his personal use of ECC corporate aircraft valued at $821,771. We calculated the value of Mr. Ergen’s personal use of corporate aircraft based upon the incremental cost of such usage to ECC.

Fiscal 2006 Grant of Plan-Based Awards

The following table sets forth information relating to equity and non-equity awards granted to our NEOs by ECC under ECC’s plans during Fiscal 2006.

									All Other	All Other		Grant
									Stock	Option		Date
									Awards:	Awards:	Exercise	Fair
			Estimated Future Payouts			Estimated Future Payouts Under			Number of	Number of	or Base	Value of
		Date of	Under Non-Equity Incentive			Equity Incentive			Shares of	Securities	Price of	Stock
		Compensation	Plan Awards			Plan Awards			Stock or	Underlying	Option	and
	Grant	Committee	Threshold	Target	Maximum	Threshold	Target (1)	Maximum	Units	Options	Awards	Option
Name	Date	Approval	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/sh)	Awards(2)

Charles W. Ergen	3/7/2006	2/28/06	$—	$—	$—	—	—	—	125	—	$—	$—
	3/8/2006	2/28/06	$—	$—	$—	—	—	—	147	—	$—	$—
Bernard L. Han	9/30/2006	9/26/06	$—	$—	$—	—	30,000	—	—	—	$—	$982,200
	9/30/2006	9/26/06	$—	$—	$—	—	90,000	—	—	350,000	$32.74	$5,432,630
Mark W. Jackson	3/7/2006	2/28/06	$—	$—	$—	—	—	—	65	—	$—	$—
	3/8/2006	2/28/06	$—	$—	$—	—	—	—	147	—	$—	$—
Steven B. Schaver	3/7/2006	2/28/06	$—	$—	$—	—	—	—	60	—	$—	$—
	3/8/2006	2/28/06	$—	$—	$—	—	—	—	147	—	$—	$—
R. Stanton Dodge	3/7/2006	2/28/06	$—	$—	$—	—	—	—	45	—	$—	$—
	3/8/2006	2/28/06	$—	$—	$—	—	—	—	147	—	$—	$—

(1)	Represents the amount of stock and/or option awards that will become exercisable upon achievement of specified long-term business objectives, as discussed in CD&A above.

(2)	Represents the total SFAS 123R fair value of the grant.

Each stock option and equity grant with respect to ECC common stock outstanding as of the record date will be adjusted in connection with the spin-off. In connection with these adjustments, certain options to acquire shares of our common stock will be granted. See “The Spin-Off — Treatment of ECC Stock Incentive Awards” for a discussion of these adjustments and grants.

Outstanding Equity Awards at Fiscal 2006 Year-End

The following table sets forth information relating to outstanding equity awards of ECC’s common stock held by our NEOs at fiscal 2006 year-end.

	Option Awards							Stock Awards
												Equity
												Incentive
												Plan
										Equity		Awards:
										Incentive		Market or
				Equity						Plan		Payout
				Incentive						Awards:		Value of
				Plan					Market	Number of		Unearned
				Awards:					Value of	Unearned		Shares,
	Number of	Number of		Number of				Number of	Shares or	Shares,		Units or
	Securities	Securities		Securities				Shares or	Units of	Units or		Other
	Underlying	Underlying		Underlying				Units of	Stock	Other		Rights
	Unexercised	Unexercised		Unexercised		Option		Stock That	That	Rights		That
	Options	Options		Unearned		Exercise	Option	Have Not	Have Not	That Have		Have Not
	(#)	(#)		Options		Price	Expiration	Vested	Vested	Not Vested		Vested(1)
Name	Exercisable	Unexercisable		(#)		($)	Date	(#)	($)	(#)		($)

Charles W. Ergen	—	—		400,000	(2)	$6.00	2/17/2009	—	$—	—		$—
	40,000	40,000	(3)	—		$28.88	3/31/2013	—	$—	—		$—
	160,000	240,000	(4)	—		$30.75	6/30/2014	—	$—	—		$—
	500,000	—		—		$33.25	12/31/2014	—	$—	—		$—
	—	—		900,000	(5)	$29.57	9/30/2015	—	$—	—		$—
Bernard L. Han	—	350,000	(6)	90,000	(7)	$32.74	9/30/2016	—	$—	30,000	(7)	$1,140,900
Mark W. Jackson	206,668	—		400,000	(2)	$6.00	2/17/2009	—	$—	—		$—
	16,000	4,000	(3)	—		$28.88	3/31/2013	—	$—	—		$—
	120,000	80,000	(4)	—		$30.75	6/30/2014	—	$—	—		$—
	—	—		300,000	(8)	$29.25	3/31/2015	—	$—	—		$—
	40,000	60,000	(9)	—		$30.16	6/30/2015	—	$—	—		$—
	200,000	—		—		$27.18	12/30/2015	—	$—	—		$—
Steven B. Schaver	—	—		400,000	(2)	$6.00	2/17/2009	—	$—	—		$—
	16,000	4,000	(3)	—		$28.88	3/31/2013	—	$—	—		$—
	48,000	32,000	(4)	—		$30.75	6/30/2014	—	$—	—		$—
	—	—		300,000	(8)	$29.25	3/31/2015	—	$—	—		$—
R. Stanton Dodge	—	—		80,000	(2)	$6.00	2/17/2009	—	$—	—		$—
	18,440	—		—		$10.20	3/31/2009	—	$—	—		$—
	8,000	2,000	(3)	—		$28.88	3/31/2013	—	$—	—		$—
	6,000	4,000	(10)	—		$32.75	3/31/2014	—	$—	—		$—
	6,000	4,000	(4)	—		$30.75	6/30/2014	—	$—	—		$—
	10,000	15,000	(11)	37,500	(8)	$29.25	3/31/2015	—	$—	12,500	(8)	$475,375

(1)	Represents the number of unvested, performance-based restricted stock units multiplied by the closing market price of ECC’s shares of Class A common stock of $38.03 on December 29, 2006, the last trading day of fiscal 2006.

(2)	These options are performance-based awards that do not become exercisable until achievement of specified long-term business objectives, as discussed in “Compensation Discussion and Analysis” above.

(3)	These options were awarded on March 31, 2003 and vest in 20% increments on each of the first five anniversaries of the date of grant.

(4)	These options were awarded on June 30, 2004 and vest in 20% increments on each of the first five anniversaries of the date of grant.

(5)	These options were awarded on September 30, 2005 and vest in 20% increments on each of the first five anniversaries of the date of grant. However, these options are performance-based awards that do not become exercisable until achievement of specified long-term business objectives, as discussed in “Compensation Discussion and Analysis” above.

(6)	These options were awarded on September 30, 2006 and vest in 20% increments on each of the first five anniversaries of the date of grant.

(7)	These options and restricted stock units were awarded on September 30, 2006 and vest in 10% increments on each of the first four anniversaries of the date of grant and then at the rate of 20% per year thereafter. However, these options are performance-based awards that do not become exercisable until achievement of specified long-term business objectives, as discussed in “Compensation Discussion and Analysis” above.

(8)	These options were awarded on March 31, 2005 and vest in 10% increments on each of the first four anniversaries of the date of grant and then at the rate of 20% per year thereafter. However, these options are performance-based awards that do not become exercisable until achievement of specified long-term business objectives, as discussed in “Compensation Discussion and Analysis” above.

(9)	These options were awarded on June 30, 2005 and vest in 20% increments on each of the first five anniversaries of the date of grant.

(10)	These options were awarded on March 31, 2004 and vest in 20% increments on each of the first five anniversaries of the date of grant.

(11)	These options were awarded on March 31, 2005 and vest in 20% increments on each of the first five anniversaries of the date of grant.

Option Exercises and Stock Vested in Fiscal 2006

The following table sets forth certain information relating to exercises and vesting of options for ECC’s common stock during fiscal 2006 by our NEOs:

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired on	Realized on	Acquired on	Realized on
	Exercise	Exercise(1)	Vesting	Vesting(2)
Name	(#)	($)	(#)	($)

Charles W. Ergen	—	$—	—	$—
Bernard L. Han	—	$—	—	$—
Mark W. Jackson	97,332	$2,846,309	—	$—
Steven B. Schaver	—	$—	—	$—
R. Stanton Dodge	—	$—	—	$—

(1)	The value realized on exercise is computed by multiplying the difference between the exercise price of the stock option and market price of the shares of ECC Class A common stock on the date of exercise by the number of shares with respect to which the option was exercised.

Potential Payments Upon Termination or Change in Control

Except as described below, we will have no employment contracts, termination of employment agreements or change in control agreements with any of our NEOs at the time of the spin-off.

As discussed in “Compensation Discussion and Analysis” above, ECC’s standard form of option agreement given to executive officers includes acceleration of vesting upon a change in control of ECC for those executive officers that do not continue to be employed by ECC or the surviving entity, as applicable.

Generally a change in control is deemed to occur upon: (i) a transaction or a series of transactions the result of which is that any person (other than the principal or a related party) individually owns more than fifty percent (50%) of the total equity interests of either (A) ECC or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) the first day on which a majority of the members of the board of directors of ECC are not continuing directors.

Assuming a change in control were to have taken place as of December 31, 2006, and the executives were no longer to continue with ECC or the surviving entity at such date, the estimated benefits that would have been provided are as follows:

Maximum
Value of
Accelerated
Vesting of
Name	Options(1)

Charles W. Ergen	$2,113,200
Bernard L. Han	1,851,500
Mark W. Jackson	1,091,200
Steven B. Schaver	269,560
R. Stanton Dodge	200,240

(1)	This amount reflects the intrinsic value (i.e. the amount by which the $38.03 closing price of a share of ECC’s Class A common stock on the Nasdaq Global Select Market on December 29, 2006, the last trading day of fiscal 2006, exceeded the exercise price) of each of the executive officer’s unvested stock options that would become vested as a result of a change in control.

Equity Compensation Plan Information

EHC Incentive Plan.  We currently expect, subject to approval of our Compensation Committee and board of directors, to adopt to adopt an employee stock incentive plan (the “2007 Stock Incentive Plan”) that is substantially similar to ECC’s 1999 Stock Incentive Plan in order to provide incentives to attract and retain executive officers and other key employees. The 2007 Stock Incentive Plan will be administered by our Compensation Committee. No awards will be granted under this plan prior to the spin-off.

Director Compensation for Fiscal 2006

Historically.  ECC’s employee directors are not compensated for their services as directors. Each nonemployee director of ECC receives an annual retainer of $40,000 which is paid in equal quarterly installments on the last day of each calendar quarter, provided such person is a member of ECC’s board of directors on the last day of the applicable calendar quarter. ECC’s nonemployee directors also receive $1,000 for each meeting attended in person and $500 for each meeting attended by telephone. Additionally, the chairperson of each committee of ECC’s board of directors receives a $5,000 annual retainer, which is paid in equal quarterly installments on the last day of each calendar quarter, provided such person is the chairperson of the committee on the last day of the applicable calendar quarter. Furthermore, ECC’s nonemployee directors receive: (i) reimbursement, in full, of reasonable travel expenses related to attendance at all meetings of ECC’s board of directors and its committees and (ii) reimbursement of reasonable expenses related to educational activities undertaken in connection with service on ECC’s board of directors and its committees.

Upon election to ECC’s board of directors, ECC’s nonemployee directors are granted an option to acquire a certain number of shares of ECC’s Class A common stock under ECC’s nonemployee director stock option plan. Options granted under ECC’s nonemployee director plans are 100% vested upon issuance and have a term of five years. ECC also currently grants each continuing nonemployee director an option to acquire shares of ECC’s Class A common stock every year in exchange for their continuing services.

To date none of our directors have received compensation from us during Fiscal 2006.

The following table sets forth information relating to the compensation for Fiscal 2006 awarded by ECC to the individuals who will act as our nonemployee directors.

					Change in
					Pension Value
					and
	Fees				Nonqualified
	Earned or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
	Cash	Awards	Awards(1)	Compensation	Earnings	Compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)

Steven R. Goodbarn	$54,500	$—	$31,509	$—	$—	$—	$86,009
Tom A. Ortolf	$53,500	$—	$31,509	$—	$—	$—	$85,009
C. Michael Schroeder	$54,500	$—	$31,509	$—	$—	$—	$86,009

(1)	Represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS 123R. Assumptions used in the calculation of these amounts are included in Note 3 to ECC’s audited financial statements for the fiscal year ended December 31, 2006, included in ECC’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on March 6, 2007. On June 30, 2006, each of ECC’s nonemployee directors was granted an option to acquire 5,000 shares of ECC Class A common stock at an exercise price of $30.81 per share. Options granted under ECC’s nonemployee director plans are 100% vested upon issuance. Thus, the amount recognized for financial statement reporting purposes and the full grant date fair value are the same.

Nonemployee directors of ECC have been granted the following options under ECC’s nonemployee director plans:

	Option Awards
	Number of
	Securities
	Underlying
	Unexercised	Option
	Options	Exercise	Option
	(#)	Price	Expiration
Name	Exercisable	($)	Date

Steven R. Goodbarn	10,000	$22.26	12/31/2007
	5,000	$34.62	6/30/2008
	5,000	$31.12	9/30/2009
	5,000	$30.16	6/30/2010
	40,000	$27.18	12/30/2010
	5,000	$30.81	6/30/2011

Total Options Outstanding at December 31, 2006	70,000

Tom A. Ortolf	10,000	$30.16	6/30/2010
	40,000	$27.18	12/30/2010
	5,000	$30.81	6/30/2011

Total Options Outstanding at December 31, 2006	55,000

C. Michael Schroeder	10,000	$33.99	12/31/2008
	5,000	$31.12	9/30/2009
	5,000	$30.16	6/30/2010
	40,000	$27.18	12/30/2010
	5,000	$30.81	6/30/2011

Total Options Outstanding at December 31, 2006	65,000

Going Forward.  We expect that our Board of Directors will adopt similar policies to those listed above.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised solely of outside directors. The Compensation Committee members are Mr. Goodbarn, Mr. Ortolf and Mr. Schroeder. None of these individuals will be an officer or employee of EHC at any time during the 2007 fiscal year. Following the spin-off, none of our executive officers will serve as a member of the compensation committee of any entity that has one or more executive officers serving on our Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of our outstanding shares of common stock are owned by ECC. None of our directors or executive officers currently owns any shares of our common shares, but those who own shares of ECC common stock will receive shares of the same class of our common stock in the distribution on the same basis as the shares held by other ECC shareholders.

The following table sets forth, to the best of our knowledge, the anticipated beneficial ownership of EHC voting securities immediately following the distribution by (i) each person who is known by us to beneficially own more than 5% of ECC’s voting securities; (ii) each of our directors, (iii) our chief executive officer, chief financial officer and three other most highly compensated persons acting as one of our executive officers on [     ]; and (iv) all of the directors and executive officers as a group, based upon information available to us concerning ownership of ECC common stock on [     ], 2007. Unless otherwise indicated, each person listed in the following table (alone or with family members) is assumed to have sole voting and dispositive power over the shares listed opposite such person’s name.

Amount and
Nature of
	Beneficial	Percentage
Name(1)	Ownership	of Class

Class A Common Stock(2):
Charles W. Ergen(3),(4)
David K. Moskowitz(5)
Barclays Global Investors, NA.(6)
Dodge & Cox(7)
Fairholme Capital Management, L.L.C.(8)
Harris Associates L.P.(9)
FMR Corp.(10)
Michael T. Dugan(11)
Mark W. Jackson(12)
Carl E. Vogel(13)
Tom A. Ortolf(14)
Steven B. Schaver(15)
C. Michael Schroeder(16)
Steven R. Goodbarn(17)
R. Stanton Dodge(18)
Bernard L. Han
All Directors and Executive Officers as a Group (11 persons)(19)
Class B Common Stock:
Charles W. Ergen
Trusts (20)
All Directors and Executive Officers as a Group (11 persons)(19)

*	Less than 1%.

(1)	Except as otherwise noted below, the address of each such person is 90 Inverness Circle E, Englewood, Colorado 80112. As of the close of business on the distribution date, there will be outstanding [ ] shares of EHC Class A common stock and [ ] shares of EHC Class B common stock.

(2)	The following table sets forth, to the best knowledge of EHC, the anticipated beneficial ownership of EHC’s Class A common stock (including options exercisable within 60 days) immediately following the distribution by: (i) each person known by EHC to be the beneficial owner of more than five percent of any class of ECC’s voting shares; (ii) each director of EHC; (iii) each Named Executive Officer; and (iv) all directors and executive officers as a group:

Amount and
Nature of
	Beneficial	Percentage
Name(1)	Ownership	of Class

Class A Common Stock:
Dodge & Cox
Barclays Global Investors, NA
Fairholme Capital Management, L.L.C
Harris Associates L.P
FMR Corp
Charles W. Ergen
Michael T. Dugan
David K. Moskowitz
Mark W. Jackson
Carl E. Vogel
Tom A. Ortolf
Steven B. Schaver
C. Michael Schroeder
Steven R. Goodbarn
R. Stanton Dodge
Bernard L. Han
All Directors and Executive Officers as a Group (11 persons)

*	Less than 1%.

(3)	Mr. Ergen is deemed to own beneficially all of the EHC Class A Shares owned by his spouse, Mrs. Ergen. Mr. Ergen’s beneficial ownership includes: (i) [ ] EHC Class A Shares; (ii) [ ] EHC Class A Shares held in EHC’s 401(k) Employee Savings Plan, (which we refer to as the 401(k) Plan); (iii) the right to acquire [ ] EHC Class A Shares within 60 days upon the exercise of EHC employee stock options; (iv) [ ] EHC Class A Shares held by Mrs. Ergen; (v) [ ] EHC Class A Shares held in the 401(k) Plan held by Mrs. Ergen; (vi) [ ] EHC Class A Shares held as custodian for his children; (vii) [ ] EHC Class A Shares held as a trustee; and (viii) [ ] EHC Class A Shares issuable upon conversion of Mr. Ergen’s EHC Class B Shares. Mr. Ergen’s beneficial ownership of EHC Class A Shares excludes [ ] EHC Class A Shares issuable upon conversion of EHC Class B Shares held by certain trusts established by Mr. Ergen for the benefit of his family.

(4)	The percentage of total voting power held by Mr. Ergen is approximately [ ]% after giving effect to the exercise of Mr. Ergen’s options exercisable within 60 days.

(5)	Mr. Moskowitz’s beneficial ownership includes: (i) [ ] EHC Class A Shares; (ii) [ ] EHC Class A Shares held in the 401(k) Plan; (iii) the right to acquire [ ] EHC Class A Shares within 60 days upon the exercise of employee stock options; (iv) [ ] EHC Class A Shares held as custodian for his minor children; (v) [ ] EHC Class A Shares held as trustee for Mr. Ergen’s children; (vi) [ ] EHC Class A Shares held by a charitable foundation for which Mr. Moskowitz is a member of the board of directors; (vii) [ ] EHC Class A Shares held in the employee stock purchase plan; and (viii) [ ] EHC Class A Shares issuable upon conversion of the EHC Class B Shares held by certain trusts established by Mr. Ergen for the benefit of Mr. Ergen’s family for which Mr. Moskowitz is trustee.

(6)	The address of Barclays Global Investors, NA. (“Barclays”) is 45 Fremont Street, San Francisco, California, 94105. The shares listed as beneficially owned by Barclays includes [ ] shares owned by Barclays Global Investors, NA., of which Barclays has sole voting power as to [ ] shares, as well as (i) [ ] shares owned by Barclays Global Fund Advisors, (ii) [ ] shares owned by Barclays Global Investors, LTD., (iii) [ ] shares owned by Barclays Global Investors Japan Trust and Banking Company Limited and (iv) [ ] shares owned by Barclays Global Investors Japan Limited. This information is based solely upon a Schedule 13G filed on May 9, 2007.

(7)	The address of Dodge & Cox is 555 California Street, 40th Floor, San Francisco, California, 94104. Of the shares beneficial owned, Dodge & Cox has sole voting power as to [ ] shares. This information is based solely upon a Schedule 13G filed on February 8, 2007.

(8)	The address of Fairholme Capital Management, L.L.C. (“Fairholme”) is 1001 Brickell Bay Drive, Suite 3112, Miami, Florida, 33131. Of the shares beneficial owned, Fairholme has shared voting power as to [ ] shares and shared dispositive power as to all [ ] shares. This information is based solely upon a Schedule 13G filed on February 14, 2007.

(9)	The address of Harris Associates L.P. (“Harris”) is Two North LaSalle Street, Suite 500, Chicago, Illinois, 60602. Of the shares beneficially owned, Harris has shared voting power as to [ ] shares and shared dispositive power as to [ ]. This information is based solely upon a Schedule 13G filed on February 14, 2007.

(10)	The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts, 02109. Of the shares beneficial owned, FMR Corp. has sole voting power as to [ ] shares. This information is based solely upon a Schedule 13G filed on February 14, 2007.

(11)	Mr. Dugan’s beneficial ownership includes: (i) [ ] EHC Class A Shares; (ii) [ ] EHC Class A Shares held in the 401(k) Plan; and (iii) the right to acquire [ ] EHC Class A Shares within 60 days upon the exercise of employee stock options.

(12)	Mr. Jackson’s beneficial ownership includes: (i) [ ] EHC Class A Shares; (ii) [ ] EHC Class A Shares held in the 401(k) Plan; and (iii) the right to acquire [ ] EHC Class A Shares within 60 days upon the exercise of employee stock options.

(13)	Mr. Vogel’s beneficial ownership includes: (i) [ ] EHC Class A Shares; (ii) [ ]EHC Class A Shares held in the 401(k) Plan; and (iii) the right to acquire [ ] EHC Class A Shares within 60 days upon the exercise of employee stock options.

(14)	Mr. Ortolf’s beneficial ownership includes: (i) the right to acquire [ ] EHC Class A Shares within 60 days upon the exercise of nonemployee director stock options; (ii) [ ] EHC Class A Shares held in the name of one of his children; and (iii) [ ] EHC Class A Shares held by a partnership of which Mr. Ortolf is a partner.

(15)	Mr. Schaver’s beneficial ownership includes: (i) [ ] EHC Class A Shares; (ii) [ ] EHC Class A Shares held in the 401(k) Plan; and (iii) the right to acquire [ ] EHC Class A Shares within 60 days upon the exercise of employee stock options.

(16)	Mr. Schroeder’s beneficial ownership includes: (i) [ ] EHC Class A Shares; and (ii) the right to acquire [ ] EHC Class A Shares within 60 days upon the exercise of nonemployee director stock options.

(17)	Mr. Goodbarn’s beneficial ownership includes: (i) [ ] EHC Class A Shares; and (ii) the right to acquire [ ] EHC Class A Shares within 60 days upon the exercise of nonemployee director stock options.

(18)	Mr. Dodge’s beneficial ownership includes: (i) [ ] EHC Class A Shares; (ii) [ ] EHC Class A Shares held in the 401(k) Plan; (iii) [ ] EHC Class A Shares held in the employee stock purchase plan; and (iv) the right to acquire [ ] EHC Class A Shares within 60 days upon the exercise of employee stock options.

(19)	Includes: (i) [ ] EHC Class A Shares; (ii) [ ] EHC Class A Shares held in the 401(k) Plan; (iii) the right to acquire [ ] EHC Class A Shares within 60 days upon the exercise of employee stock options; (iv) [ ] EHC Class A Shares held in a partnership; (v) [ ] EHC Class A Shares issuable upon conversion of EHC Class B Shares; (vi) [ ] EHC Class A Shares held in the name of, or in trust for, children and other family members; (vii) [ ] EHC Class A

Shares held by a charitable foundation for which Mr. Moskowitz is a member of its board of directors; (viii) [ ] EHC Class A Shares held by a spouse; and (ix) [ ] EHC Class A Shares held in the employee stock purchase plan. EHC Class A and EHC Class B common stock beneficially owned by both Mr. and Mrs. Ergen is only included once in calculating the aggregate number of shares owned by directors and executive officers as a group.

(20)	Held by certain trusts established by Mr. Ergen for the benefit of Mr. Ergen’s family of which Mr. Moskowitz is trustee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We expect that our Board will adopt a written policy for the review and approval of transactions involving related parties, such as directors, executive officers and their immediate family members, which policy will cover transactions between us and ECC. In order to survey these transactions, we plan to distribute questionnaires to our officers and directors on a quarterly basis. Our General Counsel will direct the appropriate review of all potential related-party transactions and schedule their presentation at the next regularly-scheduled meetings of the Audit Committee and the board of directors. Both the Audit Committee and the board of directors must approve these transactions, with all interested parties abstaining from the vote. Once each calendar year, the Audit Committee and the board of directors will undertake a review of all recurring potential related-party transactions. Both the Audit Committee and the board of directors must approve the continuation of each such transaction, with all interested parties abstaining.

In March of 2000, ECC purchased Kelly Broadcasting Systems, Inc. (“KBS”). At that time, Michael Kelly, one of our officers, was a shareholder of KBS and served as its President. Certain assets and liabilities of KBS will be distributed to us in connection with the spin-off. Title to certain assets purchased in the acquisition have been transferred, and payments of as much as approximately $2 million may be due to Mr. Kelly in accordance with the terms of the purchase agreement. No changes to the purchase agreement occurred during 2006 and no assets or payments were exchanged during 2006. During 2006, ECC entered into a routine mutual release with Mr. Kelly in connection with certain KBS transactions.

The brother of Mark Jackson, our President, earned approximately $80,000 during 2006 as an employee of a non-public company that provides programming content to ECC. Affiliates of that company also supply us with parts used in the manufacture of our satellite receivers and related equipment. Neither us or ECC, nor any of our or ECC’s directors or executive officers has any ownership or other personal financial interest in that company. We and our contract manufacturers paid that company and its affiliates a total of approximately $180 million during 2006, representing approximately 48% of their total revenues.

CERTAIN INTERCOMPANY AGREEMENTS

Agreements with ECC

Following the spin-off, our company and ECC will operate independently, and neither will have any ownership interest in the other. In order to govern certain of the ongoing relationships between our company and ECC after the spin-off and to provide mechanisms for an orderly transition, we and ECC are entering into certain agreements pursuant to which we will obtain certain services and rights from ECC, ECC will obtain certain services and rights from us and we and ECC will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we are entering into or we expect to enter into with ECC.

Broadcast Agreement

It is anticipated that we will enter into a broadcast agreement with a subsidiary of ECC, whereby ECC will receive broadcast services including teleport services such as transmission and downlinking, channel origination services, and channel management services from us thereby enabling ECC to deliver satellite television programming to subscribers. The broadcast agreement will have a term of two years; however, ECC will have the right, but not the obligation, to extend the agreement annually for up to two additional years. The fees for the services to be provided under the broadcast agreement will be cost plus an agreed upon margin, which is believed to be fair market value pricing.

Employee Matters Agreement

We will enter into an employee matters agreement with ECC, providing for our respective obligations to employees and former employees who are or were associated with us (including those employees who transfer employment from ECC to us immediately prior to the spin-off) and for other employment and employee benefits matters. The terms described below are based on our current expectations but are subject to approval by the ECC compensation committee.

We will establish a defined contribution plan for the benefit of our eligible employees in the United States (including our employees that transferred to us prior to the spin-off). Subject to any adjustments required by applicable law, it is our and ECC’s present intent that the assets and liabilities of the ECC 401(k) Employee Savings Plan attributable to transferring employees, other than certain employees whose employment has terminated prior to the distribution date, be transferred to and assumed by a defined contribution plan established by us. In addition, we intend to establish, on, or as soon as practicable following, the distribution date, welfare plans for the benefit of our eligible employees and their respective eligible dependents that are substantially similar to the welfare plans maintained by ECC. Prior to completion of the spin-off, we will also establish a stock incentive plan, long-term incentive plan, cash incentive plan and an employee stock purchase plan, that are substantially similar to the terms of the corresponding plans maintained by ECC.

The employee matters agreement also addresses the treatment of ECC stock option, restricted stock and restricted stock unit awards in connection with the spin-off. For a discussion of the treatment of these stock incentive awards in the spin-off, please see “The Spin-Off — Treatment of ECC Stock Incentive Awards.”

Installation Services Agreement

We will enter into an installation services agreement with ECC whereby we will have the right but not the obligation to engage ECC and its network of installation service providers to provide installation services in respect of various types of equipment we provide to our customers. For the provision of these services, we will pay ECC fees that reflect fair market value. The term of the installation services agreement will be one year.

Intellectual Property Matters Agreement

We expect to enter into an intellectual property matters agreement with ECC and certain of its subsidiaries in connection with the spin-off. The primary purpose of the agreement is to assign to us intellectual property that is currently held by ECC and its subsidiaries, which relates primarily to the receiver business. In addition, the agreement will permit us to use, in the operation of the receiver business, certain intellectual property currently owned or licensed by ECC and its subsidiaries. The intellectual property matters agreement will govern our relationship with ECC with respect to patents, trademarks and other intellectual property.

Pursuant to the intellectual property matters agreement ECC and certain of its subsidiaries will irrevocably assign to us all right, title and interest in certain patents, trademarks and other intellectual property necessary for the operation of our set-top box business. We will, however, grant to ECC and its subsidiaries a non-exclusive, non-transferable, worldwide license to use the name “EchoStar” and a portion of the assigned intellectual properties as trade names and trademarks for a limited period of time in connection with ECC’s continued operation of the consumer business. The purpose of such license is to eliminate confusion on the part of customers and others during the period following the spin-off. After the transitional period, ECC and its subsidiaries may not use the “EchoStar” name as trademarks. Similarly, the intellectual property matters agreement will provide that we will not make any use of the name or trademark “DISH Network” or any other trademark owned by ECC or its subsidiaries.

Real Estate Lease Agreements

We anticipate entering into the following lease agreements with ECC so that ECC can continue to operate out of these properties, which will be contributed to us in the spin-off. In each case we will charge ECC annual rent that we believe is fair market value for the premises, and ECC will be responsible for their portion of the taxes, insurance, utilities and maintenance of the premises.

Inverness Lease Agreement.  The lease for 90 Inverness Circle East in Englewood, Colorado will be for a period of no longer than two years.

Meridian Lease Agreement.  The lease for 9601 S. Meridian Blvd. in Englewood, Colorado will be for a period of two years with annual renewal options for up to three additional years.

Santa Fe Lease Agreement.  The lease for 5701 S. Santa Fe Dr. in Littleton, Colorado will be for a period of two years with annual renewal options for up to three additional years.

Management Services Agreement

In connection with the spin-off, we will enter into a management services agreement with ECC pursuant to which ECC will make certain of its officers available to provide services (which are primarily legal and accounting services) to EHC. Specifically, Bernard W. Han, R. Stanton Dodge and Paul W. Orban will remain employed by ECC, but will serve as EHC’s Executive Vice President and Chief Financial Officer, Executive Vice President and General Counsel, and Senior Vice President and Controller, respectively. In addition, Carl E. Vogel will remain employed by ECC but will provide services to EHC as an advisor. We will make payments to ECC based upon an allocable portion of the personnel costs and expenses incurred by ECC with respect to such ECC officers (taking into account wages and fringe benefits). These allocations will be based upon the anticipated percentages of time to be spent by the ECC executive officers performing services for us under the management services agreement. We will also reimburse ECC for direct out-of-pocket costs incurred by ECC for management services provided to us. We and ECC will evaluate all charges for reasonableness at least annually and make any adjustments to these charges as we and ECC mutually agree upon.

The management services agreement will continue in effect until the first anniversary of the spin-off, and will be renewed automatically for successive one-year periods thereafter, unless earlier terminated (1) by us at any time on at least 30 days’ prior written notice, (2) by ECC at the end of the initial term or any renewal term, upon at least 180 days’ prior notice; and (3) by ECC upon written notice to us, following certain changes in control.

Packout Services Agreement

We will enter into a packout services agreement, whereby we will have the right, but not the obligation, to engage an ECC subsidiary to package and ship satellite receivers to customers that are not associated with ECC or its subsidiaries. The fees charged by ECC for the services provided under the packout services agreement will be at cost plus an agreed upon margin, which is believed to be fair market value pricing. This agreement is designed to allow us time to develop our own packaging and shipping function. The packout service agreement will have a term of one year.

Product Support Agreement

Following the spin-off, ECC will need us to provide product support for all receivers and related accessories that our subsidiaries have sold and will sell to ECC. As a result, we will enter into a product support agreement, under which ECC will have the right, but not the obligation, to receive product support services in respect of such receivers and related accessories. The term of the product support agreement will be for the life of such receivers and related accessories. The fees for the services to be provided under the product support agreement will be cost plus an agreed upon margin, which is believed to be fair market value pricing.

Receiver Agreement

It is anticipated that we will continue to design, develop and distribute receivers, antennae and other digital equipment for the DISH Network following the spin-off. ECC will need assurance that the DISH Network will be able to acquire receivers and accessories needed to operate its business following the spin-off. Our subsidiaries will enter into a receiver agreement for the sale of receivers and other satellite television programming accessories to ECC. Under the receiver agreement, an ECC subsidiary will have the right but not the obligation to purchase receivers and accessories from us for a two year period. Additionally, we will provide ECC with standard manufacturer warranties for the goods sold under the receiver agreement. ECC will have the right, but not the obligation, to extend the receiver agreement annually for up to two years. The receiver agreement will allow ECC to purchase receivers and accessories from us at cost plus an agreed upon margin, which is believed to be fair market value pricing. The receiver agreement will also include an indemnification provision, whereby the parties will indemnify each other for certain intellectual property issues.

Remanufactured Receiver Agreement

It is anticipated that we will enter into a remanufactured receiver agreement under which we will purchase remanufactured receivers, services and accessories from ECC for a two year period. Under the remanufactured receiver agreement we will purchase remanufactured receivers and accessories from ECC at cost plus an agreed upon margin, which is believed to be fair market value pricing.

Satellite Capacity Agreements

It is anticipated that we will enter into a satellite capacity agreement, whereby an ECC subsidiary, on a transitional basis, will lease satellite capacity on satellites owned by us and/or slots licensed by us. Certain DISH Network subscribers currently point their satellite antenna at these slots and this agreement is designed to facilitate the separation of us and ECC by allowing a period of time for these DISH Network subscribers to be moved to satellites owned by ECC and/or to slots that will be licensed to ECC following the spin-off. Thus, it is anticipated that the satellite capacity agreement will have a term of two years. The fees for the services to be provided under the satellite capacity agreement will be at fair market value.

Satellite Procurement Agreement

We will enter into a satellite procurement agreement, whereby ECC will have the right, but not the obligation, to engage us to manage the process of procuring new satellite capacity for ECC. The satellite procurement agreement will have a term of two years. The fees for the services to be provided under the satellite procurement agreement will be cost plus an agreed upon margin, which is believed to be fair market value pricing.

Separation Agreement

The separation agreement will govern the contribution to us of ECC’s set-top box business and the other assets to be transferred to us in the spin-off (the “distributed assets”), the subsequent distribution of shares of our common stock to ECC stockholders and other matters related to ECC’s relationship with us.

The Contribution.  To effect the contribution, ECC will, or will cause its subsidiaries to, transfer or agree to transfer all of the distributed assets to us as described in this information statement (which assets may include stock or other equity interests of ECC subsidiaries). We will assume, or agree to assume, and will agree to perform and fulfill all of the liabilities (including contingent liabilities) of the distributed assets in accordance with their respective terms, except for certain liabilities to be retained by ECC, including the intellectual property liabilities relating to the distributed assets for acts or events occurring on or before the distribution date. ECC will not make any representation or warranty as to the assets or liabilities transferred or assumed as part of the contribution or sale or as to any consents which may be required in connection with the transfers. Except as expressly set forth in the separation agreement or in any other ancillary agreements, all assets will be transferred on an “as is,” “where is” basis.

If it is not practicable to transfer specified assets and liabilities on the separation date, the agreement provides that these assets and/or liabilities will be transferred after the separation date. If another ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of the other ancillary agreement will determine the manner of the transfer and assumption. The parties agree to use reasonable best efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts to be transferred in connection with the contribution.

The Distribution.  The separation agreement will provide that on the distribution date (which will be determined by ECC), ECC will distribute all of its shares of our common stock to its stockholders of record as of the record date (which also will be determined by ECC). ECC will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution. The separation agreement will provide that the distribution may be abandoned at any time, or may be accelerated or delayed, in ECC’s discretion. In addition to ECC’s discretion to determine not to proceed with the distribution, ECC’s agreement to consummate the distribution also is subject to the satisfaction of a number of conditions, including the following:

•	the registration statement for our common stock into which information from this information statement is incorporated by reference has been declared effective by the SEC;

•	a definitive Schedule 14C information statement relating to amendments to the Articles of Incorporation of ECC that provide for (i) the change of ECC’s name to “DISH Network Corporation” , and (ii) the elimination of certain corporate opportunities provisions; will be filed with the SEC and mailed to ECC stockholders;

•	our common stock has been accepted for listing on the Nasdaq Global Market;

•	there is no legal restraint or prohibition preventing the consummation of the contribution or distribution or any other transaction related to the spin-off being in effect;

•	ECC’s receipt of an opinion of White & Case LLP substantially to the effect that the spin-off, together with certain related transactions, will qualify as reorganizations under Section 355 and 368(a)(1)(D) of the Code, in form and substance satisfactory to ECC;

•	the contribution shall have become effective in accordance with the separation agreement and the ancillary agreements;

•	any consents and governmental approvals, necessary to consummate the separation and distribution shall have been obtained and be in full force and effect; and

•	no other events or developments shall have occurred that, in the judgment of the ECC board of directors, would result in the separation or the distribution having a material adverse effect on ECC, its stockholders, the consumer business or the non-consumer receiver business.

The separation agreement will provide that we and ECC will use our reasonable best efforts to consummate the distribution, including to use such efforts to file a registration statement and any subsequent amendments or supplements thereto with the SEC regarding our common stock, take such actions as may be necessary under state blue-sky laws and prepare and mail to ECC stockholders such other materials as ECC determines necessary or desirable and required under law. In addition, the separation agreement will provide that prior to the distribution, we will agree to prepare, file and use our reasonable best efforts to make effective an application for listing our stock on the Nasdaq Global Market.

Exchange of Information.  We and ECC will agree to provide each other with information reasonably necessary to comply with reporting, disclosure or filing requirements of governmental authorities, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, claims, litigation or similar requests, whether business or legal related. We and ECC also will agree to certain record retention and production procedures and agree to cooperate in any litigation as described below. After the spin-off, each party will agree to maintain at its own cost and expense adequate systems and controls for its business to the extent reasonably necessary to allow the other party to satisfy its reporting, accounting, audit and other obligations. Each party also will agree to provide to the other party all financial and other data and information that the requesting party determines necessary or advisable in order to prepare its financial statements and reports or filings. Each party will agree to use its reasonable best efforts to make available to the other party its current, former and future directors, officers, employees and other personnel or agents who may be used as witnesses and books, records and other documents which may reasonably be required in connection with legal, administrative or other proceedings.

Cooperation in Obtaining New Agreements.  ECC will agree, at our request, to facilitate introductions with third parties from whom our business has derived benefits under agreements and relationships which are not being assigned or transferred to us in connection with the contribution. ECC also will agree to provide reasonable assistance to us so that we may enter into agreements or relationships with such third parties under substantially equivalent terms and conditions that apply to ECC.

Limitation on Damages.  We and ECC will agree to waive, and neither we nor ECC will be able to seek, consequential, special, indirect or incidental damages or punitive damages.

Dispute Resolution.  If a dispute arises with ECC under the separation agreement or any ancillary agreement, we will agree to the following procedures:

•	the dispute generally will be submitted to senior executives of both parties, one appointed by each of us and ECC;

•	if resolution through the senior executives does not settle the dispute, the parties must generally make a good faith attempt to settle the dispute through mediation before resorting to litigation; and

•	if resolution through the mediation fails, the parties can resort to court action.

Termination.  The separation agreement and any of the ancillary agreements may be terminated or the distribution may be amended, modified or abandoned, in each case, at any time prior to the effective time by and in the sole and absolute discretion of ECC, without our approval. In the event of such termination, neither party shall have any liability of any kind to the other party.

Services Agreement

We anticipate entering into a services agreement with ECC under which ECC will have the right, but not the obligation, to receive logistics and/or procurement services from us. This agreement will have a term of no longer than two years, and the fees for the services provided under this agreement will be cost plus an agreed upon margin, which is believed to be fair market value pricing. This limited-term agreement is designed to facilitate the separation of us and ECC by allowing a period of time for ECC to provide these services for its own behalf.

Tax Sharing Agreement

Prior to the spin-off date, we will enter into a tax sharing agreement with ECC which will govern our and ECC’s respective rights, responsibilities and obligations after the spin-off with respect to taxes for the periods ending on or before the spin-off. Generally, all pre-spin-off taxes, including any taxes that are incurred as a result of restructuring activities undertaken to implement the spin-off, will be borne by ECC, and ECC will indemnify us for such taxes. However, ECC will not be liable for and will not indemnify us for any taxes that are incurred as a result of the spin-off or certain related transactions failing to qualify as tax-free distributions pursuant to any provision of Section 355 or Section 361 of the Code because of (i) a direct or indirect acquisition of any of our stock, stock options or assets (ii) any action that we take or fail to take or (iii) any action that we take that is inconsistent with the information and representations furnished to the IRS in connection with the request for the private letter ruling, or to counsel in connection with any opinion being delivered by counsel with respect to the spin-off or certain related transactions. In such case, we will be solely liable for, and will indemnify ECC for, any resulting taxes, as well as any losses, claims and expenses.

Transition Services Agreement

We anticipate entering into a transition services agreement with ECC pursuant to which ECC, or one of its subsidiaries, will provide certain transitional services to us. Under such transition services agreement, we will have the right, but not the obligation, to receive the following services from ECC or one of its subsidiaries: finance, information technology, benefits administration, travel and event coordination, human resources, human resources development (training), program management, internal audit and corporate quality, legal, accounting and tax, and other support services.

We anticipate that the transition services agreement will have a term of no longer than two years and that the fees for the services provided under such agreement will be at cost plus an agreed upon margin, which is believed to be fair market value pricing. This limited-term agreement is designed to smooth our transition to a stand alone public company.

TT&C Agreement

Following the spin-off, ECC or its subsidiaries will need us to provide telemetry, tracking and control (“TT&C”) services to support ECC’s satellite fleet. As a result, we will enter into a TT&C agreement under which we will provide TT&C services to ECC or its subsidiaries. The TT&C agreement will have a term of two years. However, ECC will have the right, but not the obligation, to extend the agreement annually for up to an additional two years. The fees for the services to be provided under the TT&C agreement will be cost plus an agreed upon margin, which is believed to be fair market value pricing.

DESCRIPTION OF OUR CAPITAL STOCK

The following information reflects our certificate of incorporation and bylaws as these documents will be in effect at the time of the spin-off.

General

Upon the completion of the distribution, we will be authorized to issue the following capital stock:

•	4,000,000,000 shares of common stock, of which 1,600,000,000 shares are designated Class A common stock, 800,000,000 shares are designated Class B common stock, 800,000,000 shares are designated Class C common stock and 800,000,000 shares are designated Class D common stock; and

•	20,000,000 shares of preferred stock.

A summary of the powers, preferences and rights of the shares of each class of common stock and preferred stock is described below.

Our Class A Common Stock

Each holder of Class A common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. Except as otherwise required by law, the Class A common stock votes together with the Class B common stock, the Class C common stock and the preferred stock on all matters submitted to a vote of stockholders. Subject to the preferential rights of any outstanding series of preferred stock and to any restrictions on the payment of dividends imposed under the terms of our indebtedness, the holders of Class A common stock are entitled to such dividends as may be declared from time to time by our board of directors from legally available funds and, together with the holders of the Class B common stock and the Class C common stock, are entitled, after payment of all prior claims, to receive pro rata all of our assets upon a liquidation. Holders of Class A common stock have no redemption, conversion or preemptive rights.

Our Class B Common Stock

Each holder of Class B common stock is entitled to ten votes for each share of Class B common stock on all matters submitted to a vote of stockholders. Except as otherwise required by law, the Class B common stock votes together with the Class A common stock, the Class C common stock and the preferred stock on all matters submitted to a vote of the stockholders. Each share of Class B common stock is convertible, at the option of the holder, into one share of Class A common stock. The conversion ratio is subject to adjustment from time to time upon the occurrence of certain events, including: (i) dividends or distributions on Class A common stock payable in Class A common stock or certain other capital stock; (ii) subdivisions, combinations or certain reclassifications of Class A common stock; and (iii) issuances of rights, warrants or options to purchase Class A common stock at a price per share less than the fair market value of the Class A common stock. Each share of Class B common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the Class A common stock and Class C common stock.

Our Class C Common Stock

Each holder of Class C common stock is entitled to one vote for each share of Class C common stock on all matters submitted to a vote of stockholders, except in the event of a change in control, in which case each Class C holder is entitled to ten votes per share. Except as otherwise required by law, the Class C common stock votes together with the Class A common stock, the Class B common stock and the preferred stock on all matters submitted to a vote of stockholders. Each share of Class C common stock is convertible into Class A common stock on the same terms as the Class B common stock. Each share of Class C common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the Class A common stock and Class B common stock. We do not currently intend to issue any shares of Class C common stock.

Our Class D Common Stock

Each holder of Class D common stock is not entitled to a vote on any matter. Each share of Class D common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the Class A common stock. We do not currently intend to issue any shares of Class D common stock.

Our Preferred Stock

Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions of the series, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. Our board of directors may, without stockholder approval, issue additional preferred stock of existing or new series with voting and other rights that could adversely affect the voting power of the holders of common stock and could have certain anti-takeover effects.

Nevada Law and Limitations on Changes in Control

The Nevada Revised Statutes prevent an “interested stockholder” defined generally as a person owning 10% or more of a corporation’s outstanding voting stock, from engaging in a “combination” with a Nevada corporation for three years following the date such person became an interested stockholder unless, before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approves the combination.

The provisions authorizing our board of directors to issue preferred stock without stockholder approval and the provisions of the Nevada Revised Statutes relating to combinations with interested stockholders could have the effect of delaying, deferring or preventing a change in our control or the removal of our existing management.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

Chapter 78.7502(1) of the Nevada Revised Statutes allows EHC to indemnify any person made or threatened to be made a party to any action (except an action by or in the right of EHC, a “derivative action”), by reason of the fact that he is or was a director, officer, employee or agent of EHC, or is or was serving at the request of EHC as a director, officer, employee or agent of another corporation, against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in a good faith manner which he reasonably believed to be in or not opposed to the best interests of EHC, and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. Under chapter 78.7502(2), a similar standard of care applies to derivative actions, except that indemnification is limited solely to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of the action and court approval of the indemnification is required where the person is seeking advance payment of indemnifiable expenses prior to final disposition of the proceeding in question. Under chapter 78.751, decisions as to the payment of indemnification are made by a majority of the Board of Directors at a meeting at which quorum of disinterested director is present, or by written opinion of special legal counsel, or by the stockholders.

Provisions relating to liability and indemnification of officers and directors of EHC for acts by such officers and directors are contained in Article IX of our Articles of Incorporation, which will be filed by amendment as Exhibit 3.1 hereto, and Article IX of our Bylaws, which will be filed by amendment as Exhibit 3.2 hereto, which are incorporated by reference. These provisions state, among other things, that, consistent with and to the extent allowable under Nevada law, and upon the decision of a disinterested majority of EHC’s Board of Directors, or a written opinion of outside legal counsel, or our stockholders: (1) EHC shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of EHC) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of EHC, or is or was serving at the request of EHC as a director, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of EHC, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and (2) EHC shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of EHC to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of EHC, or is or was serving at the request of EHC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of EHC and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have adjudged to be liable for negligence or misconduct in the performance of his duty to EHC unless and only to the extent that the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is [          ].

Nasdaq Listing

We intend to list our Class A common stock on the Nasdaq Global Market under the symbol “[          ].”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning the office of:

Investor Relations
EchoStar Holding Corporation
90 Inverness Circle E.
Englewood, Colorado 80112

Telephone: (303) 723-1000

We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL TABLES OF ECHOSTAR HOLDING CORPORATION

Page

Combined Financial Statements of EchoStar Holding Corporation:
Report of KPMG LLP, Independent Registered Public Accounting Firm	F-2
Combined Balance Sheets at June 30, 2007 (unaudited) and December 31, 2006 and 2005	F-3
Combined Statements of Operations and Comprehensive Income (Loss) for the six months ended June 30, 2007 and 2006 (unaudited) and for each of the years ended December 31, 2006, 2005 and 2004	F-4
Combined Statements of Net Investment in EchoStar Holding Corporation for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007 (unaudited)	F-5
Combined Statements of Cash Flows for the six months ended June 30, 2007 and 2006 (unaudited) and for the years ended December 31, 2006, 2005 and 2004	F-6
Notes to Combined Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
EchoStar Communications Corporation
EchoStar Holding Corporation:

We have audited the accompanying combined balance sheets of EchoStar Holding Corporation (the Company) as of December 31, 2006 and 2005, and the related combined statements of operations and comprehensive income (loss), statements of net investment and cash flows for each of the years in the three-year period ended December 31, 2006. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of EchoStar Holding Corporation as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in note 3 to the accompanying combined financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/  KPMG LLP

Denver, Colorado
November 6, 2007

ECHOSTAR HOLDING CORPORATION

COMBINED BALANCE SHEETS

	As of
	June 30,	December 31,
	2007	2006	2005
	(Unaudited)
	(Dollars in thousands, except
	per share amounts)

ASSETS
Current Assets:
Cash and cash equivalents	$27,905	$29,621	$16,242
Marketable investment securities	308,278	293,955	89,867
Trade accounts receivable, net of allowance for doubtful accounts of $345 (unaudited), $823, and $243, respectively	25,812	19,062	18,963
Inventories, net	844	2,726	507
Other current assets	3,123	2,329	1,119

Total current assets	365,962	347,693	126,698
Restricted cash	—	—	1,581
Property and equipment, net	153,082	70,510	26,290
FCC authorizations	42,873	42,873	42,874
Intangible assets, net	11,331	11,919	13,096
Investment in affiliates	78,508	40,254	18,853
Other noncurrent assets, net	4,572	4,572	—

Total assets	$656,328	$517,821	$229,392

LIABILITIES AND OWNER’S EQUITY (DEFICIT)
Current Liabilities:
Trade accounts payable	$8,475	$3,095	$2,171
Accrued expenses and other	12,783	12,152	9,594
Current portion of mortgage	—	—	105

Total current liabilities	21,258	15,247	11,870

Long-term obligations, net of current portion:
Mortgage, net of current portion	—	—	390
Deferred tax liabilities	297	291	—

Total long-term obligations, net of current portion	297	291	390

Total liabilities	21,555	15,538	12,260

Commitments and Contingencies (Note 7)
Net investment in EHC (Owner’s Equity (Deficit)):
Preferred Stock of EHC, $.001 par value, 20,000,000 shares authorized	—	—	—
EHC Class A common stock, $.001 par value, 1,600,000,000 shares authorized	—	—	—
EHC Class B common stock, $.001 par value, 800,000,000 shares authorized	—	—	—
EHC Class C common stock, $.001 par value, 800,000,000 shares authorized	—	—	—
EHC Class D common stock, $.001 par value, 800,000,000 shares authorized	—	—	—
Accumulated other comprehensive income (loss)	65,275	63,805	4,063
Owner’s net investment	569,498	438,478	213,069

Total net investment in EHC (Owner’s equity (deficit))	634,773	502,283	217,132

Total liabilities and net investment in EHC (Owner’s equity (deficit))	$656,328	$517,821	$229,392

The accompanying notes are an integral part of these combined financial statements.

ECHOSTAR HOLDING CORPORATION

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months
	Ended June 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)
	(In thousands)

Revenue:
Equipment and other sales — ECC	$677,232	$611,483	$1,288,691	$1,295,861	$1,543,513
Equipment sales	101,120	144,133	236,629	217,830	176,578

Total revenue	$778,352	$755,616	$1,525,320	$1,513,691	$1,720,091

Costs and Expenses:
Cost of equipment and other sales	742,290	702,773	1,440,178	1,438,629	1,650,775
Research and development	27,035	25,162	56,451	45,928	39,809
General and administrative (Note 12)	37,579	28,766	60,106	56,366	65,059
Depreciation and amortization	2,909	3,124	6,032	5,832	5,071

Total costs and expenses	809,813	759,825	1,562,767	1,546,755	1,760,714

Operating income (loss)	(31,461)	(4,209)	(37,447)	(33,064)	(40,623)

Other Income (Expense):
Interest income	942	272	831	252	349
Interest expense, net of amounts capitalized (Note 12)	(537)	(512)	(1,059)	(1,088)	(1,123)
Other	(765)	2,347	6,588	(10,109)	(1,412)

Total other income (expense)	(360)	2,107	6,360	(10,945)	(2,186)

Income (loss) before income taxes	(31,821)	(2,102)	(31,087)	(44,009)	(42,809)
Income tax (provision) benefit, net	(1,472)	(222)	(3,075)	(931)	(428)

Net income (loss)	$(33,293)	$(2,324)	$(34,162)	$(44,940)	$(43,237)

Foreign currency translation adjustments	856	(456)	(1,430)	1,227	(948)
Unrealized holding gains (losses) on available-for-sale securities	3,661	24,390	61,206	(11,769)	1,218
Recognition of previously unrealized (gains) losses on available-for-sale securities included in net income (loss)	(3,048)	(135)	(34)	(30,956)	—

Comprehensive income (loss)	$(31,824)	$21,475	$25,580	$(86,438)	$(42,967)

The accompanying notes are an integral part of these combined financial statements.

ECHOSTAR HOLDING CORPORATION

COMBINED STATEMENTS OF NET INVESTMENT IN ECHOSTAR HOLDING CORPORATION

	Accumulated
	Other	Net
	Comprehensive	Investment
	Income (Loss)	in EHC	Total
	(In thousands)

Balance, December 31, 2003	$45,291	$184,731	$230,022

Net income (loss)	—	(43,237)	(43,237)
Advances from owner	—	71,398	71,398
Foreign currency translation	(948)	—	(948)
Change in unrealized holding gains (losses) on available-for-sale securities, net	1,218	—	1,218

Balance, December 31, 2004	$45,561	$212,892	$258,453

Net income (loss)	—	(44,940)	(44,940)
Advances from owner	—	45,117	45,117
Foreign currency translation	1,227	—	1,227
Change in unrealized holding gains (losses) on available-for-sale securities, net	(42,725)	—	(42,725)

Balance, December 31, 2005	$4,063	$213,069	$217,132

Net income (loss)	—	(34,162)	(34,162)
Advances from owner	—	256,411	256,411
Stock-based compensation, net of tax	—	3,160	3,160
Foreign currency translation	(1,430)	—	(1,430)
Change in unrealized holding gains (losses) on available-for-sale securities, net	61,172	—	61,172

Balance, December 31, 2006	$63,805	$438,478	$502,283

Net income (loss)	—	(33,293)	(33,293)
Advances from owner	—	162,324	162,324
Stock-based compensation, net of tax	—	1,989	1,989
Foreign currency translation	856	—	856
Change in unrealized holding gains (losses) on available-for-sale securities, net	614	—	614

Balance, June 30, 2007 (unaudited)	$65,275	$569,498	$634,773

The accompanying notes are an integral part of these combined financial statements.

ECHOSTAR HOLDING CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	For the Six Months
	Ended June 30,		For the Years Ended December 31,
	2007	2006	2006	2005	2004
	(Unaudited)
	(In thousands)

Cash Flows From Operating Activities:
Net income (loss)	$(33,293)	$(2,324)	$(34,162)	$(44,940)	$(43,237)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	2,909	3,124	6,032	5,832	5,071
Equity in losses (earnings) of affiliates	2,668	(1,570)	(1,953)	(5,315)	(9,537)
Realized losses (gains) on investments	(4,533)	(2,630)	(8,706)	8,482	—
Non-cash, stock-based compensation recognized	1,989	1,258	3,160	—	—
Deferred tax expense (benefit)	6	—	291	(247)	—
Other, net	292	(973)	(890)	3,681	2,651
Change in noncurrent assets	—	(100)	(100)	—	2,183
Changes in current assets and current liabilities:
Trade accounts receivable	(6,272)	(12,986)	(679)	18,965	(14,875)
Allowance for doubtful accounts	(478)	487	580	(297)	78
Inventories	1,882	(5,305)	(2,219)	5,708	(2,755)
Other current assets	(876)	(497)	(1,211)	671	(20,664)
Trade accounts payable	5,379	4,383	925	(6,028)	3,455
Accrued expenses and other	632	11,666	2,558	(705)	(1,286)

Net cash flows from operating activities	(29,695)	(5,467)	(36,374)	(14,193)	(78,916)

Cash Flows From Investing Activities:
Purchases of property and equipment	(84,983)	(7,174)	(32,769)	(4,250)	(5,935)
Change in restricted cash	—	(35,940)	1,581	119	(177)
Purchase of technology-based intangibles	—	—	—	(14,000)	—
Changes in investments in affiliates	(40,000)	(14,013)	(24,013)	—	—
Other	(261)	1,374	420	1,431	493

Net cash flows from investing activities	(125,244)	(55,753)	(54,781)	(16,700)	(5,619)

Cash Flows From Financing Activities:
Changes in advances from owner	153,223	73,660	105,030	39,933	71,281
Repayment of mortgage	—	(369)	(496)	(151)	(1,566)

Net cash flows from financing activities	153,223	73,291	104,534	39,782	69,715

Net increase (decrease) in cash and cash equivalents	(1,716)	12,071	13,379	8,889	(14,820)
Cash and cash equivalents, beginning of period	29,621	16,242	16,242	7,353	22,173

Cash and cash equivalents, end of period	$27,905	$28,313	$29,621	$16,242	$7,353

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$27	$50	$1,114	$1,030	$733

Cash received for interest	$591	$274	$830	$253	$348

Cash paid for income taxes	$—	$75	$2,525	$—	$618

The accompanying notes are an integral part of these combined financial statements.

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED) AND
THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2005

1.	Organization and Business Activities

On September 25, 2007, EchoStar Communications Corporation (“ECC”) announced its intention to separate its technology and certain infrastructure assets into a separate publicly-traded company. We were incorporated in Nevada on October 12, 2007 to effect the separation. We will have no material assets or activities as a separate corporate entity until the contribution to us by ECC, prior to the completion of the spin-off, of the businesses and assets described in this information statement. Our historical combined financial statements reflect the historical financial position and results of operations of entities included in consolidated financial statements of ECC, representing almost exclusively ECC’s set-top box business, using the historical results of operations and historical bases of assets and liabilities of this business. However, our historical combined financial statements do not include certain satellites, uplink and satellite transmission assets, real estate and other assets and related liabilities that will be contributed to us by ECC in the spin-off. These assets and liabilities, which will primarily comprise our fixed satellite services business. The financial condition and results of operations of our fixed satellite services business have not been included in our historical combined financial statements because our fixed satellite services business was operated as an integral part of ECC’s subscription television business and did not constitute a “business” in the historical financial statements of ECC. Our historical financial data also does not include financial information of Sling Media, Inc., which was recently acquired by ECC and will be contributed to us in the spin-off.

Organization and Legal Structure

The following table summarizes our significant affiliates included in our combined financial statements as of June 30, 2007:

Referred to
Legal Entity	Herein As

EchoStar Holding Corporation	EHC
EchoStar Technologies Corporation	ETC
EchoStar Technology Holding Corporation	ECH
EchoStar Data Networks Corporation	EDN
EchoStar International Corporation	EIC
EchoStar Asia Holdings Corporation	EAH
EchoStar Asia Satellite Corporation	EAS
EchoStar UK Holdings, LTD.	EUK

2.	Summary of Significant Accounting Policies

Basis of Presentation

The combined financial statements, which are discussed below, reflect the historical financial position, results of operations and cash flows of the entities included in the consolidated financial statements and accounting records of ECC, principally representing the digital set-top box and other related products segment, using the historical results of operations and the historical basis of assets and liabilities of our business. The historical combined financial statements do not include ECC’s infrastructure assets and operations to be contributed to us as part of the spin-off such as certain satellites, uplink and satellite transmission assets, real estate and other assets and related liabilities. All significant intercompany transactions and accounts have been eliminated. Earnings per share has not been presented in these combined financial statements.

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The combined statements of operations include expense allocations for certain corporate functions historically provided to us by ECC, including, among other things, treasury, tax, accounting and reporting, risk management, legal, internal audit, human resources, investor relations and information technology. In certain cases, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to us by ECC were allocated to us based on the relative percentages, as compared to ECC’s other businesses, of headcount or other appropriate methods depending on the nature of each item of cost to be allocated. Pursuant to transition services agreements we will enter into with ECC prior to the spin-off, ECC will continue to provide us with certain of these services at prices agreed upon by ECC and us for a period of two years from the date of the spin-off at cost plus an agreed upon margin, which is believed to be fair market value pricing. We will arrange to procure other services pursuant to arrangements with third parties.

We believe the assumptions underlying the combined financial statements are reasonable. However, the combined financial statements included herein will not reflect our future results of operations, financial position and cash flows or reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented. Our fixed satellite services assets and Sling Media acquisition are not reflected in our historical financial statements included herein because they were not historically operated as part of the business of ECC.

Unaudited Interim Financial Information

The accompanying unaudited combined financial statements as of June 30, 2007 and for the six months ended June 30, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S.”) and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The unaudited combined financial statements as of June 30, 2007 and for the six month periods ended June 30, 2007 and 2006 have been prepared on the same basis as the combined financial statements as of December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 included herein, and in the opinion of management, reflect all adjustments, consisting only of normal and recurring accruals, considered necessary to present fairly our combined financial position as of June 30, 2007 and the combined results of operations and cash flows for the six month periods ended June 30, 2007 and 2006. The combined results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007 or for any other period.

Principles of Consolidation/Combination

We have included in the combined financial statements all majority owned subsidiaries and investments in entities in which we have controlling influence. Non-majority owned investments are accounted for using the equity method when we have the ability to significantly influence the operating decisions of the issuer. When we do not have the ability to significantly influence the operating decisions of an issuer, the cost method is used. For entities that are considered variable interest entities we apply the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 46-R, “Consolidation of Variable Interest Entities — An Interpretation of ARB No. 51” (“FIN 46-R”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for each reporting period. Estimates are used in accounting for, among other things, allowances for uncollectible accounts, inventory allowances, warranty reserve obligations, self-insurance obligations, deferred taxes and related valuation allowances, loss contingencies, fair

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

values of financial instruments, fair value of options granted under our stock-based compensation plans, fair value of assets and liabilities acquired in business combinations, asset impairments, useful lives of property, equipment and intangible assets, and royalty obligations. Actual results may differ from previously estimated amounts, and such differences may be material to the Combined Financial Statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected prospectively beginning in the period they occur.

Foreign Currency Translation

The functional currency of the majority of our foreign subsidiaries is the U.S. dollar because their sales and purchases are predominantly denominated in that currency. However, for our subsidiaries where the functional currency is the local currency, we translate assets and liabilities into U.S. dollars at the period-end exchange rate and revenue and expenses based on the exchange rates at the time such transactions arise, if known, or at the average rate for the period. The difference is recorded to equity as a component of other comprehensive income (loss). Financial assets and liabilities denominated in currencies other than the functional currency are recorded at the exchange rate at the time of the transaction and subsequent gains and losses related to changes in the foreign currency are included in other miscellaneous income and expense. Net transaction gains (losses) during 2006, 2005 and 2004 were not significant.

Cash and Cash Equivalents

We consider all liquid investments purchased with an original maturity of 90 days or less to be cash equivalents. Cash equivalents as of June 30, 2007 and December 31, 2006 and 2005 consist of money market funds. The cost of these investments approximates their fair value.

Marketable and Non-Marketable Investment Securities and Restricted Cash

We currently classify all marketable investment securities as available-for-sale. We adjust the carrying value of our available-for-sale securities to fair value and report the related temporary unrealized gains and losses as a separate component of “Accumulated other comprehensive income (loss)” within “Total owner’s equity (deficit),” net of related deferred income tax. Declines in the fair value of a marketable investment security which are estimated to be “other than temporary” are recognized in the Combined Statements of Operations and Comprehensive Income (Loss), thus establishing a new cost basis for such investment. We evaluate our marketable investment securities portfolio on a quarterly basis to determine whether declines in the fair value of these securities are other than temporary. This quarterly evaluation consists of reviewing, among other things, the fair value of our marketable investment securities compared to the carrying amount, the historical volatility of the price of each security and any market and company specific factors related to each security. Generally, absent specific factors to the contrary, declines in the fair value of investments below cost basis for a continuous period of less than six months are considered to be temporary. Declines in the fair value of investments for a continuous period of six to nine months are evaluated on a case by case basis to determine whether any company or market-specific factors exist which would indicate that such declines are other than temporary. Declines in the fair value of investments below cost basis for a continuous period greater than nine months are considered other than temporary and are recorded as charges to earnings, absent specific factors to the contrary.

As of June 30, 2007 and December 31, 2006, we had gains net of related tax effect of $65.8 million and $65.2 million as a part of “Accumulated other comprehensive income (loss)” within “Total owner’s equity (deficit),” respectively. During the six months ended June 30, 2007 and 2006, we did not record any charge to earnings for other than temporary declines in the fair value of our marketable investment securities. In addition, during the six months ended June 30, 2007 and 2006, we recognized in our Combined Statements of Operations and Comprehensive Income (Loss) realized and net gains on marketable investment securities of

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

$5.0 million and $8.7 million, respectively. During the six months ended June 30, 2007, our strategic investments have experienced and continue to experience volatility. If the fair value of our strategic marketable investment securities portfolio does not remain above cost basis or if we become aware of any market or company specific factors that indicate that the carrying value of certain of our securities is impaired, we may be required to record charges to earnings in future periods equal to the amount of the decline in fair value.

The fair value of our strategic marketable investment securities aggregated $308.3 million and $294.0 million as of June 30, 2007 and December 31, 2006, respectively. These investments are highly speculative and are concentrated in a small number of companies. During the six months ended June 30, 2007, our strategic investments have experienced and continue to experience volatility. If the fair value of our strategic marketable investment securities portfolio does not remain above cost basis or if we become aware of any market or company specific factors that indicate that the carrying value of certain of our securities is impaired, we may be required to record charges to earnings in future periods equal to the amount of the decline in fair value.

Non-Marketable Investments

We also have several strategic investments in certain non-marketable equity securities which are included in “Investment in affiliates” on our Combined Balance Sheets. Generally, we account for our unconsolidated equity investments under either the equity method or cost method of accounting. Because these equity securities are generally not publicly traded, it is not practical to regularly estimate the fair value of the investments; however, these investments are subject to an evaluation for other than temporary impairment on a quarterly basis. This quarterly evaluation consists of reviewing, among other things, company business plans and current financial statements, if available, for factors that may indicate an impairment of our investment. Such factors may include, but are not limited to, cash flow concerns, material litigation, violations of debt covenants and changes in business strategy. The fair value of these equity investments is not estimated unless there are identified changes in circumstances that may indicate an impairment exists and these changes are likely to have a significant adverse effect on the fair value of the investment. As of June 30, 2007 and December 31, 2006, we had $78.5 million and $40.3 million aggregate carrying amount of non-marketable and unconsolidated strategic equity investments, respectively, of which $19.5 million is accounted for under the cost method. During the six months ended June 30, 2007 and 2006, we did not record any impairment charges with respect to these investments.

Our ability to realize value from our strategic investments in companies that are not publicly-traded is dependent on the success of their business and their ability to obtain sufficient capital to execute their business plans. Because private markets are not as liquid as public markets, there is also increased risk that we will not be able to sell these investments, or that when we desire to sell them we will not be able to obtain fair value for them.

Restricted Cash

As of December 31, 2005, restricted cash included amounts set aside as collateral for the construction of a new facility.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. Proprietary products are built by contract manufacturers to our specifications. We depend on a few manufacturers, and in some cases a single manufacturer, for the production of our set-top boxes and related components. Manufactured inventories include materials, labor, freight-in, royalties and manufacturing overhead.

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Inventories consist of the following:

	As of
	June 30,	December 31,
	2007	2006	2005
	(In thousands)

Finished goods	$1,070	$945	$1,191
Raw materials	74	81	81
Work-in-process	83	1,661	67
Consignment	66	488	78
Inventory allowance	(449)	(449)	(910)

Inventories, net	$844	$2,726	$507

Property and Equipment

Property and equipment are stated at cost. Depreciation is recorded on a straight-line basis over lives ranging from one to forty years. Repair and maintenance costs are charged to expense when incurred. Renewals and betterments are capitalized.

Long-Lived Assets

We account for impairments of long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). We review our long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For assets which are held and used in operations, the asset would be impaired if the carrying value of the asset (or asset group) exceeded its undiscounted future net cash flows. Once an impairment is determined, the actual impairment is reported as the difference between the carrying value and the fair value as estimated using discounted cash flows. Assets which are to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. We consider relevant cash flow, estimated future operating results, trends and other available information in assessing whether the carrying value of assets are recoverable.

Goodwill, Intangible Assets and FCC Authorizations

We account for our goodwill and intangible assets in accordance with the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which requires goodwill and intangible assets with indefinite useful lives not be amortized, but to be tested for impairment annually or whenever indicators of impairments arise. Intangible assets that have finite lives continue to be amortized over their estimated useful lives.

We have determined that our FCC licenses have indefinite useful lives and evaluate impairment in accordance with the guidance of EITF Issue No. 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets” (“EITF 02-7”). In conducting our annual impairment testing, we determined that the estimated fair value of our FCC licenses, calculated using the discounted cash flow analysis, exceeded their carrying amount.

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

As of June 30, 2007 and December 31, 2006 and 2005, our identifiable intangibles subject to amortization consisted of the following:

	As of
	June 30, 2007		December 31, 2006		December 31, 2005
	Intangible	Accumulated	Intangible	Accumulated	Intangible	Accumulated
	Assets	Amortization	Assets	Amortization	Assets	Amortization
	(In thousands)

Contract-based	$140	$(87)	$140	$(82)	$140	$(72)
Technology-based	14,000	(2,722)	14,000	(2,139)	14,000	(972)

Total	$14,140	$(2,809)	$14,140	$(2,221)	$14,140	$(1,044)

Amortization of these intangible assets, recorded on a straight line basis over an average finite useful life primarily ranging from approximately twelve to fourteen years, was $0.6 million for the six months ended June 30, 2007 and $1.2 million and $0.9 million for the years ended December 31, 2006 and 2005, respectively.

Estimated future amortization of our identifiable intangible assets as of June 30, 2007 is as follows (in thousands):

For the Years Ending December 31,

2007 (remaining six months)	$588
2008	1,177
2009	1,177
2010	1,177
2011	1,177
2012	1,175
Thereafter	4,860

Total	$11,331

Sales Taxes

In accordance with the guidance of EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF 06-3”), we account for sales taxes imposed on our goods and services on a net basis in our “Combined Statements of Operations and Comprehensive Income (Loss).” Since we primarily act as an agent for the governmental authorities, the amount charged to the customer is collected and remitted directly to the appropriate jurisdictional entity.

Income Taxes

We establish a provision for income taxes currently payable or receivable and for income tax amounts deferred to future periods in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires that deferred tax assets or liabilities be recorded for the estimated future tax effects of differences that exist between the book and tax bases of assets and liabilities. Deferred tax assets are offset by valuation allowances in accordance with SFAS 109, when we believe it is more likely than not that such net deferred tax assets will not be realized.

SFAS No. 109 specifies that the amount of current and deferred tax expense for an income tax return group shall be allocated among the members of that group when those members issue separate financial statements. For purposes of the financial statements, EHC income tax expense has been recorded as if it filed a consolidated tax return separate from ECC, notwithstanding that a majority of the operations were historically

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

included in the U.S. consolidated income tax return filed by ECC. EHC’s valuation allowance was also determined on the separate tax return basis. Additionally, EHC’s tax attributes (i.e. net operating losses) have been determined based on U.S. consolidated tax rules describing the apportioning of these items upon departure (i.e. spin off) from the ECC consolidated group.

ECC manages its tax position for the benefit of its entire portfolio of businesses. ECC’s tax strategies are not necessarily reflective of the tax strategies that EHC would have followed or will follow as a stand-alone company, nor were they necessarily strategies that optimized EHC’s stand-alone position. As a result, EHC’s effective tax rate as a stand-alone entity may differ significantly from those prevailing in historical periods.

Fair Value of Financial Instruments

As of December 31, 2006 and 2005, the book value approximates fair value for cash and cash equivalents, trade accounts receivable, net of allowance for doubtful accounts, and current liabilities due to their short-term nature. Also, the book value is equal to fair value for marketable securities as of December 31, 2006 and 2005.

Revenue Recognition

We recognize revenue when an arrangement exists, prices are determinable, collectibility is reasonably assured and the goods or services have been delivered.

Cost of Equipment and Other Sales

Cost of equipment sales associated with set-top boxes and related components includes materials, labor, freight-in, royalties and manufacturing overhead. ETC and EIC have designed and developed digital set-top boxes, antennae and other equipment for ECC and international satellite service providers and other international customers. Historically, digital set-top boxes and related components were sold to ECC at cost.

New Accounting Pronouncements

We adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

In addition to filing federal income tax returns, we and one or more of our subsidiaries file income tax returns in all states that impose an income tax and a small number of foreign jurisdictions where we have operations. We are subject to U.S. federal, state and local income tax examinations by tax authorities for the years beginning in 1996 due to the carryover of previously incurred net operating losses. As of June 30, 2007, no taxing authority has proposed any significant adjustments to our tax positions. We have no significant current tax examinations in process.

As a result of the implementation of FIN 48, we recognized no adjustment to “Accumulated earnings (deficit).” We have $8.7 million in unrecognized tax benefits that, if recognized, would affect the effective tax rate. We do not expect that the unrecognized tax benefit will change significantly within the next 12 months.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within that fiscal year. We are currently evaluating the impact the adoption of SFAS 157 will have on our financial position and results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits entities to choose to measure financial instruments and certain other items at fair value. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently evaluating the impact the adoption of SFAS 159 will have on our financial position and results of operations.

3.	Stock-Based Compensation

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (As Amended), “Share-Based Payment” (“SFAS 123R”) which (i) revises Statement of Financial Accounting Standards No. 123, “Accounting and Disclosure of Stock-Based Compensation,” (“SFAS 123”) to eliminate both the disclosure only provisions of that statement and the alternative to follow the intrinsic value method of accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations, and (ii) requires the cost resulting from all share-based payment transactions with employees be recognized in the results of operations over the period during which an employee provides the requisite service in exchange for the award and establishes fair value as the measurement basis of the cost of such transactions. Effective January 1, 2006, we adopted SFAS 123R under the modified prospective method.

Prior to January 1, 2006, we applied the intrinsic value method of accounting under APB 25 and applied the disclosure only provisions of SFAS 123. Pro forma information regarding net income and earnings per share was required by SFAS 123 and has been determined as if we had accounted for our stock-based compensation plans using the fair value method prescribed by that statement. For purposes of pro forma disclosures, the estimated fair value of the options was amortized to expense over the options’ vesting period on a straight-line basis. We accounted for forfeitures as they occurred. Compensation previously recognized was reversed in the event of forfeitures of unvested options. The following table illustrates the effect on net income (loss) as if we had accounted for our stock-based compensation plans using the fair value method under SFAS 123:

	For the Years
	Ended December 31,
	2005	2004
	(In thousands)

Net income (loss)	$(44,940)	$(43,237)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(5,151)	(4,385)

Pro forma net income (loss)	$(50,091)	$(47,622)

Stock Incentive Plans

EHC participates in ECC’s stock incentive plans to attract and retain officers, directors and key employees. Awards under these plans include both performance and non-performance based equity incentives. As of June 30, 2007, we had options to acquire 4.3 million shares of ECC’s Class A common stock and 72,166 restricted stock awards outstanding under these plans. In general, stock options granted through June 30, 2007 have included exercise prices not less than the market value of ECC Class A common stock at the date of grant and a maximum term of ten years. While historically ECC’s board of directors has issued options that

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

vest at the rate of 20% per year, some option grants have immediately vested. As of June 30, 2007, ECC had 65.8 million shares of its Class A common stock authorized for future grant under the stock incentive plans.

A summary of ECC stock option activity (including performance and non-performance based options) related to EHC employees for the six months ended June 30, 2007 and the years ended December 31, 2006, 2005, and 2004 was as follows:

	For the Six Months
	Ended June 30,		For the Years Ended December 31,
	2007		2006		2005		2004
		Weighted-		Weighted-		Weighted-		Weighted-
		Average		Average		Average		Average
		Exercise		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price	Options	Price

Options outstanding, beginning of period	4,619,622	$20.86	5,024,137	$19.52	3,800,561	$15.11	3,508,902	$12.05
Granted	189,000	43.43	208,500	30.93	1,522,000	29.04	575,500	31.16
Exercised	(329,802)	23.69	(367,015)	11.85	(170,124)	5.99	(250,237)	5.76
Forfeited and Cancelled	(154,700)	18.94	(246,000)	15.37	(128,300)	19.91	(33,604)	40.56

Options outstanding, end of period	4,324,120	21.70	4,619,622	20.86	5,024,137	19.52	3,800,561	15.11

Exercisable at end of period	1,068,873	25.66	1,227,566	24.43	1,305,469	19.80	1,254,939	15.94

ECC received all cash proceeds and realized all tax benefits related to the exercise of stock options by EHC employees during all periods presented. A portion of the tax benefit was allocated to EHC based on the EHC employees who participate in the ECC stock option plan. Based on the average market value of ECC’s Class A common stock for the six months ended June 30, 2007, the aggregate intrinsic value for the options outstanding was $99.2 million. Of that amount, options with an aggregate intrinsic value of $21.4 million were exercisable at the end of the period.

Exercise prices for ECC options outstanding and exercisable as of December 31, 2006 for EHC employees are as follows:

	Options Outstanding			Options Exercisable
	Number	Weighted-			Weighted-
	Outstanding	Average	Weighted-	Number	Average	Weighted-
	as of	Remaining	Average	Exercisable as of	Remaining	Average
	December 31,	Contractual	Exercise	December 31,	Contractual	Exercise
	2006	Life	Price	2006	Life	Price

$ 2.13 - $ 6.00	1,744,358	2.11	$5.96	304,358	2.04	$5.77
$ 6.01 - $20.00	258,564	2.28	11.45	178,564	2.29	12.01
$20.01 - $29.00	389,600	7.53	27.94	185,326	6.65	28.41
$29.01 - $31.00	1,782,100	8.17	29.67	300,307	7.85	30.33
$31.01 - $40.00	348,000	6.78	35.07	206,011	5.63	36.53
$40.01 - $79.00	97,000	3.19	72.76	53,000	3.24	79.00

$ 2.13 - $79.00	4,619,622	5.29	20.86	1,227,566	4.85	24.43

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

As of June 30, 2007 and December 31, 2006 and 2005, the grant date fair value of ECC’s restricted stock awards outstanding for EHC employees was as follows. Vesting of these restricted performance units is contingent upon meeting a long-term goal which ECC’s management has determined is not probable as of June 30, 2007.

	For the Six Months		For the Years
	Ended June 30,		Ended December 31,
	2007		2006		2005
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
	Restricted	Grant	Restricted	Grant	Restricted	Grant
	Share	Date Fair	Share	Date Fair	Share	Date Fair
	Units	Value	Units	Value	Units	Value

Restricted Share Units outstanding, beginning of period	95,666	$29.72	90,000	$29.25	—	$—
Granted	—		18,999	31.63	95,000	29.25
Exercised	—		—		—
Forfeited	(23,500)	30.74	(13,333)	29.25	(5,000)	29.25

Restricted Share Units outstanding, end of period	72,166	29.39	95,666	29.72	90,000	29.25

Long-Term Performance-Based Plans

In February 1999, ECC adopted a long-term, performance-based stock incentive plan (the “1999 LTIP”) within the terms of its 1995 Stock Incentive Plan. The 1999 LTIP provided stock options to key employees which vest over five years at the rate of 20% per year. Exercise of the options is also contingent on ECC achieving an industry-related subscriber goal prior to December 31, 2008.

In January 2005, ECC adopted a long-term, performance based stock incentive plan (the “2005 LTIP”) within the terms of its 1999 Stock Incentive Plan. The 2005 LTIP provides stock options and restricted performance units, either alone or in combination, which vest over seven years at the rate of 10% per year during the first four years, and at the rate of 20% per year thereafter. Exercise of the options is also contingent on achieving an ECC specific subscriber goal within the ten-year term of each award issued under the 2005 LTIP.

Contingent compensation related to the 1999 LTIP and the 2005 LTIP will not be recorded in our financial statements unless and until ECC’s management concludes achievement of the corresponding goal is probable. Given the competitive nature of ECC’s business, small variations in subscriber churn, gross subscriber addition rates and certain other factors can significantly impact subscriber growth. Consequently, while ECC’s management did not believe achievement of either of the goals was probable as of June 30, 2007, that assessment could change with respect to either goal at any time. In accordance SFAS 123R, if all of the awards under each plan were vested and each goal had been met, we would have recorded total non-cash, stock-based compensation expense of $9.6 million and $16.4 million under the 1999 LTIP and the 2005 LTIP, respectively. If the goals are met and there are unvested options at that time, the vested amounts would be expensed immediately in our Combined Statements of Operations and Comprehensive Income (Loss), with the unvested portion recognized ratably over the remaining vesting period. As of June 30, 2007, if ECC’s management had determined each goal was probable, we would have expensed $9.6 million for the 1999 LTIP and $3.6 million for the 2005 LTIP.

Of the 4.3 million ECC options outstanding for EHC employees under ECC’s stock incentive plans as of June 30, 2007, options to purchase 1.5 million shares and 1.0 million shares were outstanding pursuant to the 1999 LTIP and the 2005 LTIP, respectively. These options were granted with exercise prices at least equal to the market value of the underlying shares on the dates they were issued. The weighted-average exercise price

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

of these options is $8.06 under the 1999 LTIP and $29.33 under the 2005 LTIP. The fair value of options granted during the six months ended June 30, 2007 pursuant to the 2005 LTIP, estimated at the date of the grant using a Black-Scholes option pricing model, was $21.01 per option share. Further, pursuant to the 2005 LTIP, there were also 72,166 outstanding restricted performance units as of June 30, 2007 with a weighted-average grant date fair value of $29.39.

Stock-Based Compensation

Total non-cash, stock-based compensation expense, net of related tax effect, is shown in the following table for the six months ended June 30, 2007 and 2006 and the year ended December 31, 2006, and was allocated to the same expense categories as the base compensation for EHC employees who participate in the ECC stock option plans:

	For the Six		For the
	Months Ended		Year Ended
	June 30,		December 31,
	2007	2006	2006
	(In thousands)

Research and development	$518	$439	$889
General and administrative	713	340	1,067

Total	$1,231	$779	$1,956

As of June 30, 2007, total unrecognized compensation for EHC employees related to ECC’s non-performance based unvested stock options was $9.2 million. This cost is based on an assumed future forfeiture rate of approximately 6.5% per year and will be recognized over a weighted-average period of approximately three years. Share-based compensation expense is recognized based on awards ultimately expected to vest and is reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Changes in the estimated forfeiture rate can have a significant effect on share-based compensation expense since the effect of adjusting the rate is recognized in the period the forfeiture estimate is changed.

The fair value of each option grant for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005, and 2004 was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	For the Six Months		For the Years
	Ended June 30,		Ended December 31,
	2007	2006	2006	2005	2004

Risk-free interest rate	4.55%	4.93%	4.68%	4.09%	3.69%
Volatility factor	20.42%	25.06%	24.99%	26.12%	33.23%
Expected term of options in years	6.0	6.3	6.2	6.4	5.4
Weighted-average fair value of options granted	$13.77	$11.12	$11.66	$10.39	$11.64

During December 2004, ECC paid a one-time dividend of $1 per outstanding share of its Class A and Class B common stock. ECC does not currently plan to pay additional dividends on its common stock, and therefore the dividend yield percentage is set at zero for all periods. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Consequently, our estimate of fair value may differ from other valuation models. Further, the Black-Scholes model requires the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate. Therefore, the existing models do not provide as reliable of a single measure of the fair value of stock-based compensation awards as a market-based model

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

would. Changes in the intervals of ECC’s regular historical price observations from daily to monthly contributed to the 2005 reduction in the estimated volatility factor.

We will continue to evaluate the assumptions used to derive the estimated fair value of options for ECC’s stock as new events or changes in circumstances become known.

4.	Property and Equipment

Property and equipment consist of the following:

	Depreciable	As of
	Life	June 30,	December 31,
	(In Years)	2007	2006	2005
		(In thousands)

Furniture, fixtures, equipment and other	1-10	$33,257	$31,793	$30,043
Buildings and improvements	1-40	17,043	17,077	18,050
Land	—	2,508	2,579	2,579
Construction in progress	—	131,269	47,707	3

Total property and equipment		$184,077	$99,156	$50,675
Accumulated depreciation		(30,995)	(28,646)	(24,385)

Property and equipment, net		$153,082	$70,510	$26,290

“Construction in progress” includes progress amounts for satellite construction, including launch costs.

Depreciation and amortization expense consists of the following:

	For the Six Months
	Ended June 30,		As of December 31,
	2007	2006	2006	2005	2004
	(Unaudited)		(In thousands)

Furniture, fixtures, equipment and other	$2,092	$2,290	$4,378	$4,359	$4,659
Identifiable intangible assets subject to amortization	588	588	1,176	982	10
Buildings and improvements	229	246	478	491	402

Total depreciation and amortization	$2,909	$3,124	$6,032	$5,832	$5,071

Long-Lived Satellite Assets.  We account for impairments of long-lived satellite assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 requires a long-lived asset or asset group to be tested for recoverability whenever events or changes in circumstance indicate that its carrying amount may not be recoverable.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

5.	Income Taxes

The components of pretax income (loss) are as follows:

	For the Years Ended December 31,
	2006	2005	2004
	(In thousands)

Domestic	$(34,010)	$(47,166)	$(41,889)
Foreign	2,923	3,157	(920)

Total	$(31,087)	$(44,009)	$(42,809)

The components of the (provision for) benefit from income taxes are as follows:

	For the Years Ended December 31,
	2006	2005	2004
	(In thousands)

Current (provision) benefit:
Federal	$—	$—	$—
State	—	—	—
Foreign	(2,784)	(1,178)	(428)

	(2,784)	(1,178)	(428)
Deferred (provision) benefit:
Federal	(311)	(10,212)	16,400
State	1,895	1,455	1,206
Foreign	(291)	247	—
Decrease (increase) in valuation allowance	(2,206)	8,757	(17,606)

	(291)	247	—

Total benefit (provision)	$(3,075)	$(931)	$(428)

The actual tax provisions for 2006, 2005 and 2004 reconcile to the amounts computed by applying the statutory Federal tax rate to income before taxes as shown below:

	For the Years Ended December 31,
	2006	2005	2004
	% of pre-tax (income)/loss

Statutory rate	35.0	35.0	35.0
State income taxes, net of Federal benefit	3.4	3.3	2.8
Foreign taxes and income not U.S. taxable	(9.0)	(0.8)	(3.4)
Stock option compensation	(1.7)	—	—
Intercompany adjustment	(33.2)	(59.5)	5.7
Cumulative change in state tax rate, net of Federal benefit	2.7	—	—
Decrease (increase) in valuation allowance	(7.1)	19.9	(41.1)

Total benefit (provision) for income taxes	(9.9)	(2.1)	(1.0)

All or a portion of the current valuation allowance is expected to be reversed on the effective date of the spin-off since we are expected to realize sufficient profit to utilize our deferred tax benefits as a result of the commercial and transitional agreements with ECC.

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The temporary differences, which give rise to deferred tax assets and liabilities as of December 31, 2006 and 2005, are as follows:

	As of December 31,
	2006	2005
	(In thousands)

Deferred tax assets:
NOL, credit and other carryforwards	$29,039	$30,613
Unrealized (gains) losses on investments	51,916	50,360
Accrued expenses	1,399	452
Stock compensation	7,811	8,334
Research and development credit	2,225	2,225
State taxes net of federal effect	5,358	4,479
Other	812	798

Total deferred tax assets	98,560	97,261
Valuation allowance	(72,135)	(93,773)

Deferred tax asset after valuation allowance	26,425	3,488

Deferred tax liabilities:
Equity method investments	625	635
Depreciation and amortization	973	1,348
Other	291	—
Other comprehensive income	24,827	1,505

Total deferred tax liabilities	26,716	3,488

Net deferred tax asset (liability)	$(291)	$—

Current portion of net deferred tax asset (liability)	$—	$—
Noncurrent portion of net deferred tax asset (liability)	(291)	—

Total net deferred tax asset (liability)	$(291)	$—

EHC’s deferred tax assets included net operating losses (“NOL”) and credits of $29.0 million and $30.6 million as of December 31, 2006 and 2005, respectively. The NOL’s and credits represent the amounts that would be apportioned to these entities in accordance with the Internal Revenue Code and Treasury Regulations should EHC be legally separated from ECC. The NOL’s and credits decreased $1.6 million for the year ended December 31, 2006 to correspond to the apportionment of ECC’s consolidated tax group’s tax attributes as adjusted for the 2006 utilization of NOL’s in consolidation. The impact of these allocation rules on the tax attributes determined on a separate company basis is reflected as an intercompany adjustment in the statutory income tax rate reconciliation above. The federal NOL carryforwards begin to expire in 2020, state NOL’s begin to expire in 2019, and the credits will begin to expire in the year 2010.

Overall, EHC’s net deferred tax assets are offset by a valuation allowance of $72.1 million and $93.8 million as of December 31, 2006 and 2005, respectively. The valuation allowance was decreased by $21.6 million for the year ended December 31, 2006. EHC evaluated and assessed the expected near-term utilization of NOL’s, book and taxable income trends, available tax strategies and the overall deferred tax position to determine the valuation allowance required as of December 31, 2006 and 2005.

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006 and 2005, the Federal NOL includes amounts related to tax deductions for exercised options that have been allocated directly to contributed capital for exercised stock options totaling $3.6 million and $3.1 million, respectively.

Stock option compensation expenses for which an estimated deferred tax benefit was previously recorded exceeded the actual tax deductions allowed during 2006 and 2005. Tax charges associated with the reversal of the prior tax benefit have been reported in “Net investment in EHC” in accordance with APB 25 and SFAS 123R. During 2006 and 2005, charges of $0.5 million and $0.8 million, respectively, were made to “Net investment in EHC.”

6.	Employee Benefit Plans

Employee Stock Purchase Plan

EHC employees participate in ECC’s employee stock purchase plan (the “ESPP”). During 2006, this plan was amended for the purpose of registering an additional 1,000,000 shares of Class A common stock and was approved by the stockholders at ECC’s Annual Meeting held on May 11, 2006 by the requisite vote of stockholders. Under the ESPP, ECC is now authorized to issue a total of 1,800,000 shares of Class A common stock. Substantially all full-time employees who have been employed by us for at least one calendar quarter are eligible to participate in the ESPP. Employee stock purchases are made through payroll deductions. Under the terms of the ESPP, employees may not deduct an amount which would permit such employee to purchase ECC’s capital stock under all of ECC’s stock purchase plans at a rate which would exceed $25,000 in fair value of capital stock in any one year. The purchase price of the stock is 85% of the closing price of ECC’s Class A common stock on the last business day of each calendar quarter in which such shares of Class A common stock are deemed sold to an employee under the ESPP. During 2006, 2005 and 2004 our employees purchased approximately 20,700, 17,600 and 13,300 shares of ECC’s Class A common stock through the ESPP, respectively.

401(k) Employee Savings Plan

EHC participates in ECC’s 401(k) Employee Savings Plan (the “401(k) Plan”) for eligible employees. Voluntary employee contributions to the 401(k) Plan may be matched 50% by ECC, subject to a maximum annual contribution of $1,000 per employee. Forfeitures of unvested participant balances which are retained by the 401(k) Plan may be used to fund matching and discretionary contributions. Expense recognized related to matching 401(k) contributions, net of forfeitures, totaled $0.2 million and $.02 million during the years ended December 31, 2006 and 2005, respectively. We did not recognize any expense related to matching 401(k) contributions during the year ended December 31, 2004, as 401(k) Plan forfeitures were sufficient to fund all of the matching contributions.

ECC may also make an annual discretionary contribution to the plan with approval by its board of directors, subject to the maximum deductible limit provided by the Internal Revenue Code of 1986, as amended. These contributions may be made in cash or in ECC’s stock. Discretionary stock contributions, net of forfeitures, for our employees were $1.9 million, $1.7 million and $1.5 million relating to the 401(k) Plan years ended December 31, 2006, 2005 and 2004, respectively.

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NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

7.	Commitments and Contingencies

Commitments

Future maturities of our contractual obligations are summarized as follows:

	Payments Due by Period
	Total	2007	2008	2009	2010	2011	Thereafter
	(In thousands)

Satellite-related obligations	$98,270	$79,530	$18,740	$—	$—	$—	$—
Operating lease obligations	4,003	879	906	933	961	324	—
Purchase obligations	614,978	614,978	—	—	—	—	—

Total	$717,251	$695,387	$19,646	$933	$961	$324	$—

Satellite-Related Obligations

Satellites under Construction.  Future commitments related to the satellites on the historical balance sheets are included in the table above under “Satellite-related obligations.” CMBStar, an S-band satellite, is scheduled to be completed during the second quarter of 2008. Provided required regulatory approvals are obtained and contractual conditions are satisfied, the transponder capacity of that satellite will be leased to the affiliate of a Chinese regulatory entity.

Purchase Obligations

Our 2007 purchase obligations primarily consist of binding purchase orders for set-top box and related components.

Rent Expense

For the six months ended June 30, 2007 and the years ended December 31, 2006, 2005, and 2004, total rent expense for operating leases approximated $0.6 million, $1.1 million, $1.1 million, and $0.9 million, respectively.

Patents and Intellectual Property

Many entities, including some of our competitors, now have and may in the future obtain patents and other intellectual property rights that cover or affect products or services directly or indirectly related to those that we offer. We may not be aware of all patents and other intellectual property rights that our products may potentially infringe. Damages in patent infringement cases can include a tripling of actual damages in certain cases. Further, we cannot estimate the extent to which we may be required in the future to obtain licenses with respect to patents held by others and the availability and cost of any such licenses. Various parties have asserted patent and other intellectual property rights with respect to components within our direct broadcast satellite system. We cannot be certain that these persons do not own the rights they claim, that our products do not infringe on these rights, that we would be able to obtain licenses from these persons on commercially reasonable terms or, if we were unable to obtain such licenses, that we would be able to redesign our products to avoid infringement.

Contingencies

Acacia

During 2004, Acacia Media Technologies, which we refer to as Acacia, filed a lawsuit against us and ECC in the United States District Court for the Northern District of California. The suit also named DirecTV,

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Comcast, Charter, Cox and a number of smaller cable companies as defendants. Acacia is an intellectual property holding company which seeks to license the patent portfolio that it has acquired. The suit alleges infringement of United States Patent Nos. 5,132,992 (the ‘992 patent), 5,253,275 (the ‘275 patent), 5,550,863 (the ‘863 patent), 6,002,720 (the ‘720 patent) and 6,144,702 (the ‘702 patent). The ‘992, ‘863, ‘720 and ‘702 patents have been asserted against us.

The patents relate to various systems and methods related to the transmission of digital data. The ‘992 and ‘702 patents have also been asserted against several Internet content providers in the United States District Court for the Central District of California. During 2004 and 2005, the Court issued Markman rulings which found that the ‘992 and ‘702 patents were not as broad as Acacia had contended, and that certain terms in the ‘702 patent were indefinite. In April 2006, ECC and other defendants asked the Court to rule that the claims of the ‘702 patent are invalid and not infringed. That motion is pending. In June and September 2006, the Court held Markman hearings on the ‘992, ‘863, ‘720 and ‘275 patents, and issued a ruling during December 2006. Acacia’s various patent infringement cases have been consolidated for pre-trial purposes in the United States District Court for the Northern District of California.

We and ECC intend to vigorously defend this case. In the event that a Court ultimately determines that we and ECC infringe any of the patents, we may be subject to an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by ECC for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the spin-off.

Broadcast Innovation, L.L.C.

In 2001, Broadcast Innovation, L.L.C., which we refer to as Broadcast Innovation filed a lawsuit against ECC, DirecTV, Thomson Consumer Electronics and others in Federal District Court in Denver, Colorado. The suit alleges infringement of United States Patent Nos. 6,076,094 (which we refer to as the ‘094 patent) and 4,992,066 (which we refer to as the ‘066 patent). The ‘094 patent relates to certain methods and devices for transmitting and receiving data along with specific formatting information for the data. The ‘066 patent relates to certain methods and devices for providing the scrambling circuitry for a pay television system on removable cards. We examined these patents and believe that they are not infringed by any of our products or services. Subsequently, DirecTV and Thomson settled with Broadcast Innovation leaving us as the only defendant.

During 2004, the judge issued an order finding the ‘066 patent invalid. Also in 2004, the Court ruled the ‘094 patent invalid in a parallel case filed by Broadcast Innovation against Charter and Comcast. In 2005, the United States Court of Appeals for the Federal Circuit overturned the ‘094 patent finding of invalidity and remanded the case back to the District Court. During June 2006, Charter filed a reexamination request with the United States Patent and Trademark Office. The Court has stayed the case pending reexamination. Our case remains stayed pending resolution of the Charter case.

We and ECC intend to vigorously defend this case. In the event that a Court ultimately determines that we and ECC infringe any of the patents, we may be subject to an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by ECC for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the spin-off.

Finisar Corporation

Finisar Corporation, which we refer to as Finisar, obtained a $100 million verdict in the United States District Court for the Eastern District of Texas against DirecTV for patent infringement. Finisar alleged that DirecTV’s electronic program guide and other elements of its system infringe United States Patent No. 5,404,505 (the ‘505 patent).

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

In July 2006, ECC, together with NagraStar LLC, filed a Complaint for Declaratory Judgment in the United States District Court for the District of Delaware against Finisar that asks the Court to declare that they and we do not infringe, and have not infringed, any valid claim of the ‘505 patent. Trial is not currently scheduled.

We and ECC intend to vigorously prosecute this case. In the event that a Court ultimately determines that we and ECC infringe any of the patents, we may be subject to an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by ECC for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the spin-off.

Global Communications

On April 19, 2007, Global Communications, Inc., which we refer to as Global, filed a patent infringement action against ECC in the United States District Court for the Eastern District of Texas. The suit alleges infringement of United States Patent No. 6,947,702 (which we refer to as the ‘702 patent). This patent, which involves satellite reception, was issued in September 2005. On October 24, 2007, the United States Patent and Trademark Office granted our request for re-examination of the ‘702 patent and issued an Office Action finding that all of the claims of the ‘702 patent were invalid. Based on the PTO’s decision, we have asked the District Court to stay the litigation until the re-examination proceedings is concluded.

We and ECC intend to vigorously defend this case. In the event that a Court ultimately determines that we and ECC infringe any of the patents, we may be subject to an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by ECC for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the spin-off.

Superguide

During 2000, Superguide Corp., which we refer to as Superguide, filed suit against ECC, DirecTV, Thomson and others in the United States District Court for the Western District of North Carolina, Asheville Division, alleging infringement of United States Patent Nos. 5,038,211 (which we refer to as the ‘211 patent), 5,293,357 (which we refer to as the ‘357 patent) and 4,751,578 (which we refer to as the ‘578 patent) which relate to certain electronic program guide functions, including the use of electronic program guides to control VCRs. Superguide sought injunctive and declaratory relief and damages in an unspecified amount.

On summary judgment, the District Court ruled that none of the asserted patents were infringed by us. These rulings were appealed to the United States Court of Appeals for the Federal Circuit. During 2004, the Federal Circuit affirmed in part and reversed in part the District Court’s findings and remanded the case back to the District Court for further proceedings. In 2005, Superguide indicated that it would no longer pursue infringement allegations with respect to the ‘211 and ‘357 patents and those patents have now been dismissed from the suit. The District Court subsequently entered judgment of non-infringement in favor of all defendants as to the ‘211 and ‘357 patents and ordered briefing on Thomson’s license defense as to the ‘578 patent. During December 2006, the District Court found that there were disputed issues of fact regarding Thomson’s license defense, and ordered a trial solely addressed to that issue. That trial took place in March 2007. In July 2007, the District Court ruled in favor of Superguide. As a result, Superguide will be able to proceed with their infringement action against us, DirecTV and Thomson.

We and ECC intend to vigorously defend this case. In the event that a Court ultimately determines that we infringe the ‘578 patent, we may be subject to a portion of the final damages, which may include treble damages and/or an injunction that could require us to materially modify certain user-friendly electronic programming guide and related features that we currently offer to consumers. We are being indemnified by ECC for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the spin-off.

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

For alleged infringement through November 2000, Superguide’s expert opined the total damages against us to be approximately $133 million, while our expert opined that the total damages should be only $3 million. We and ECC expect Superguide’s damage demand to increase to account for additional set-top-boxes ECC has sold since November 2000. We cannot predict with any degree of certainty the outcome of the suit.

Tivo Inc.

During April 2006, a Texas jury concluded that certain of our digital video recorders, or DVRs, infringed a patent held by Tivo. The Texas court subsequently issued an injunction prohibiting us from offering DVR functionality. A Court of Appeals has stayed that injunction during the pendency of our appeal.

We and ECC intend to vigorously defend this case. In the event that a Court ultimately determines that we and ECC infringe any of the patents, we may be subject to an injunction that could require us to materially modify certain user-friendly features that we currently offer to consumers. We are being indemnified by ECC for any potential liability or damages resulting from this suit relating to the period prior to the effective date of the spin-off.

On July 30, 2007, the Patent and Trademark Office, which we refer to as the PTO issued a “final office action” rejecting as invalid all of the hardware claims that Tivo asserted against us and ECC at trial and which the jury found we and ECC had infringed. The PTO did not reject the two software claims that Tivo asserted against us and ECC at trial and which the jury found we and ECC had infringed. Tivo can appeal the final office action. We and ECC believe that we do not infringe any of the claims asserted against us and ECC.

Trans Video

In August 2006, Trans Video Electronic, Ltd., which we refer to as Trans Video filed a patent infringement action against us and ECC in the United States District Court for the Northern District of California. The suit alleges infringement of United States Patent Nos. 5,903,621 (which we refer to as the ‘621 patent) and 5,991,801 (which we refer to as the ‘801 patent). The patents relate to various methods related to the transmission of digital data by satellite. On May 14, 2007, we and ECC reached a settlement with Trans Video which did not have a material impact on our results of operations.

Other

In addition to the above actions, we are subject to various other legal proceedings and claims which arise in the ordinary course of business. In our opinion, the amount of ultimate liability with respect to any of these actions is unlikely to materially affect our financial position, results of operations or liquidity.

8.	Geographic Information and Transactions with Major Customers

Geographic Information

We currently operate in one reportable segment: the design, development and distribution of digital set-top boxes and related components.

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table summarizes total long-lived assets and revenue attributed to foreign locations:

	United
	States	Europe	Asia	Total
	(In thousands)

Long-lived assets, including FCC authorizations
As of December 31, 2006	$65,028	$12,818	$47,456	$125,302

As of December 31, 2005	$67,961	$14,299	$—	$82,260

Revenue
2006	$1,446,926	$78,394	$—	$1,525,320

2005	$1,456,276	$57,415	$—	$1,513,691

2004	$1,660,525	$59,566	$—	$1,720,091

Revenue is attributed to geographic regions based upon the location where the sale originated. United States revenue includes transactions with both United States and customers abroad. International revenue includes transactions with customers in Europe, Africa, South America and the Middle East.

Transactions with Major Customers

During the years ended December 31, 2006, 2005 and 2004, United States revenue in the table above primarily included sales to two major customers. The following table summarizes sales to each customer and its percentage of total revenue.

	For the Six Months
	Ended June 30,		For The Years Ended December 31,
	2007	2006	2006	2005	2004
(In thousands)	(Unaudited)

Total revenue:
ECC	$677,232	$611,483	$1,288,691	$1,295,861	$1,543,513
Bell ExpressVu	69,184	130,844	186,387	173,168	125,313
Other	31,936	13,289	50,242	44,662	51,265

Total revenue	$778,352	$755,616	$1,525,320	$1,513,691	$1,720,091

Percentage of total revenue:
ECC	87.0%	80.9%	84.5%	85.6%	89.7%

Bell ExpressVu	8.9%	17.3%	12.2%	11.4%	7.3%

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

9.	Valuation and Qualifying Accounts

Our valuation and qualifying accounts as of December 31, 2006, 2005 and 2004 are as follows:

	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
	of Year	Expenses	Deductions	Year
	(In thousands)

Allowance for doubtful accounts
For the years ended:
December 31, 2006	$243	$660	$(80)	$823
December 31, 2005	$540	$83	$(380)	$243
December 31, 2004	$462	$48	$30	$540
Reserve for inventory
For the years ended:
December 31, 2006	$910	$187	$(648)	$449
December 31, 2005	$1,648	$542	$(1,280)	$910
December 31, 2004	$245	$1,547	$(144)	$1,648

10.	Quarterly Financial Data (Unaudited)

Our quarterly results of operations are summarized as follows:

	For the Three Months Ended
	March 31	June 30	September 30	December 31
	(In thousands, except per share data)
	(Unaudited)

Year ended December 31, 2007:
Total revenue	$447,763	$330,589	N/A	N/A
Operating income (loss)	$(17,972)	$(13,489)	N/A	N/A
Net income (loss)	$(18,504)	$(14,789)	N/A	N/A
Year ended December 31, 2006:
Total revenue	$365,509	$390,107	$377,283	$392,421
Operating income (loss)	$(6,101)	$1,891	$(15,766)	$(17,471)
Net income (loss)	$(6,940)	$4,616	$(18,162)	$(13,676)
Year ended December 31, 2005:
Total revenue	$401,598	$335,651	$380,103	$396,339
Operating income (loss)	$(7,849)	$(11,533)	$(7,782)	$(5,900)
Net income (loss)	$(7,858)	$(12,060)	$(9,588)	$(15,434)

11.	Investments in Affiliates Accounted for Using the Equity Method

We own 50% of NagraStar L.L.C. (“NagraStar”), a joint venture that is our exclusive provider of encryption and related security technology used in our set-top boxes. Although we do not consolidate NagraStar, we have the ability to significantly influence its operating policies; therefore, we account for our investment in NagraStar under the equity method of accounting.

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Summarized financial information of NagraStar for the periods in which we used the equity method to account for NagraStar is as follows:

	As of December 31,
Balance Sheets	2006	2005
	(In thousands)

Assets
Current assets	$84,426	$43,890
Noncurrent assets	854	940

Total assets	$85,280	$44,830

Liabilities and Owner’s Equity (Deficit)
Current and Total liabilities	$44,470	$7,774

Owners’ equity (deficit)	40,810	37,056

Total liabilities and owners’ equity (deficit)	$85,280	$44,830

	For the Years Ended December 31,
Statement of Operations	2006	2005	2004
	(In thousands)

Revenue	$57,640	$126,651	$126,119
Operating, selling, general administrative expenses, net	56,278	116,677	113,102
Depreciation and amortization	245	335	518

Operating income (loss)	1,117	9,639	12,499
Other income (expense)	2,447	855	71

Net income (loss)	$3,564	$10,494	$12,570

12.	Related Party Transactions

Related Party Transactions with NagraStar

During six months ended June 30, 2007 and the years ended December 31, 2006, 2005 and 2004, we purchased security access devices from NagraStar of $31.1 million, $55.8 million, $121.4 million and $123.8 million, respectively. As of June 30, 2007 and December 31, 2006 and 2005, amounts payable to NagraStar totaled $4.1 million, $3.3 million and $3.9 million, respectively. Additionally, as of June 30, 2007, we were committed to purchase $30.0 million of security access devices from NagraStar.

Related Party Transactions with ECC

The Combined Statements of Operations and Comprehensive Income (Loss) include service costs and expense allocations for certain corporate functions historically provided to EHC by ECC. In certain cases, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to EHC by ECC were allocated to EHC based on relative percentages, as compared to ECC’s other businesses, of headcount or other appropriate methods depending on the nature of each item of cost to be allocated.

Charges for functions historically provided to EHC by ECC are primarily attributable to ECC’s performance of many shared services that EHC benefits from such as, among other things, treasury, tax, accounting and reporting, mergers and acquisitions, risk management, legal, internal audit, human resources, investor relations and information technology. EHC also participates in certain ECC insurance, benefit and incentive plans. The Combined Statements of Operations and Comprehensive Income (Loss) reflect charges from ECC and its affiliates for these services of $24.9 million and $19.8 million for the six months ended June 30, 2007 and 2006, respectively, and $40.4 million, $36.6 million and $37.4 million for the years ended December 31, 2006,

ECHOSTAR HOLDING CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

2005 and 2004, respectively. Certain of these services will continue to be provided subsequent to the Distribution for varying periods. Included in the charges above are amounts recognized for employee benefit expenses (Note 6).

In addition, during the six months ended June 30, 2007 and the years ended December 31, 2006, 2005 and 2004, we sold set-top boxes and other services to ECC. The Combined Statements of Operation and Comprehensive Income (Loss) reflect revenue from ECC and its affiliates for equipment and other sales of $677.2 million and $611.5 million for the six months ended June 30, 2007 and 2006, respectively, and $1.289 billion, $1.296 billion and $1.544 billion for the years ended December 31, 2006, 2005 and 2004, respectively. For the six months ended June 30, 2007 and 2006, income before taxes was $0.1 million and $0.2 million, respectively, and for the years ended December 31, 2006, 2005 and 2004 $(0.3) million, $0.3 million and zero for the years ended December 31, 2006, 2005 and 2004, respectively.

13.	Subsequent Events

On October 19, 2007, we acquired Sling Media, Inc., a privately-held digital lifestyle products company. As of December 31, 2006, Sling Media had total assets of $49.8 million and a net loss of $20.9 million. The transaction values Sling Media at approximately $380.0 million and was paid in cash and EchoStar options.

During October 2007 the Board of Directors of EHC authorized a stock buy back of up to $1 billion of our Class A common stock.

INDEX TO STATEMENT OF NET ASSETS TO BE CONTRIBUTED BY
ECHOSTAR COMMUNICATIONS CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
EchoStar Communications Corporation:

We have audited the accompanying statement of net assets to be contributed by EchoStar Communications Corporation as of June 30, 2007. This statement of net assets to be contributed is the responsibility of EchoStar Communications Corporation’s management. Our responsibility is to express an opinion on the statement of net assets to be contributed based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets to be contributed is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets to be contributed by EchoStar Communications Corporation, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of net assets to be contributed. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement was prepared to present the net assets to be contributed by EchoStar Communications Corporation to EchoStar Holding Corporation in connection with the proposed spin-off transaction referred to in note 1, and is not intended to be a complete presentation of EchoStar Communications Corporation’s assets and liabilities.

In our opinion, the accompanying statement of net assets to be contributed by EchoStar Communications Corporation presents fairly, in all material respects, the net assets to be contributed by EchoStar Communications Corporation as of June 30, 2007 to EchoStar Holding Corporation, in connection with the proposed spin-off transaction referred to in note 1, in conformity with U.S. generally accepted accounting principles.

/s/  KPMG LLP

Denver, Colorado
November 6, 2007

STATEMENT OF NET ASSETS TO BE CONTRIBUTED BY
ECHOSTAR COMMUNICATIONS CORPORATION

As of
June 30, 2007
(Dollars in thousands)

ASSETS
Current Assets:
Cash	$1,000,000
Trade accounts receivable, net of allowance for doubtful accounts of $319	1,950
Current deferred tax assets	4,754
Other current assets (Note 2)	63,438

Total current assets	1,070,142
Restricted cash and marketable investment securities	3,150
Property and equipment, net	1,304,446
FCC authorizations	25,658
Intangible assets, net	151,850
Other noncurrent assets, net	21,142

Total assets	$2,576,388

LIABILITIES
Current Liabilities:
Accrued expenses	$14,524
Current portion of capital lease obligations, mortgages and notes payable	37,146

Total current liabilities	51,670

Long-term obligations, net of current portion:
Capital lease obligations, mortgages and notes payable, net of current portion	359,893
Deferred tax liabilities	228,324

Total long-term obligations, net of current portion	588,217

Total liabilities	639,887

Net assets to be contributed	$1,936,501

The accompanying notes are in integral part of this statement of net assets to be contributed.

NOTES TO STATEMENT OF NET ASSETS TO BE CONTRIBUTED BY
ECHOSTAR COMMUNICATIONS CORPORATION

1.	Overview of Proposed Transaction and Assets to be Contributed and Basis of Presentation

On September 25, 2007, EchoStar Communications Corporation (“ECC”) announced its intention to separate its technology and certain infrastructure assets into a separate publicly-traded company. Pursuant to the spin-off, certain assets of ECC, consisting of satellites, uplink and satellite transmission assets and certain real estate and other assets and related liabilities will be contributed to EchoStar Holding Corporation (“EHC”). The net assets to be contributed by ECC historically were an integral part of ECC’s historical satellite television business. These net assets are expected to be used by EHC primarily to comprise its fixed satellite service business as an independent publicly-traded company.

This Statement of Net Assets to be Contributed by ECC has been prepared in order to set forth those assets and related liabilities that will be contributed by ECC to EHC, but which do not comprise part of the historical combined financial statements of EHC. These assets and related liabilities are reflected in this Statement of Net Assets to be Contributed by ECC rather than in the historical combined financial statements of EHC and no Statement of Revenues and Direct Expenses has been included herein because these assets have been dedicated to and were an integral part of the ECCs DISH Network business, were not operated as a separate business within ECC and do not constitute a separate business under EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business.”

The accounting policies described herein are the same accounting policies historically applied by ECC in the preparation of its Consolidated Financial Statements. The net assets to be contributed by ECC are shown at ECC’s historical basis.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Net Assets to be Contributed by ECC in conformity with accounting principles generally accepted in the United States (“GAAP”) requires ECC to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates are used in accounting for, among other things, allowances for uncollectible accounts, deferred income taxes and related valuation allowances, fair values of financial instruments, fair value of assets and liabilities acquired in business combinations, capital leases, asset impairments, and useful lives of property, equipment and intangible assets. Actual results may differ from previously estimated amounts, and such differences may be material to the Statement of Net Assets to be Contributed by ECC. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected prospectively beginning in the period they occur.

Cash and Restricted Cash and Marketable Investment Securities

The Statement of Net Assets to be Contributed includes $1.0 billion of cash to be contributed by ECC upon consummation of the spin-off.

As of June 30, 2007, restricted cash and marketable investment securities included letters of credit for FCC authorizations.

Property and Equipment

Property and equipment are stated at historical cost. The cost of satellites under construction, including certain amounts prepaid under our satellite service agreements, are capitalized during the construction phase, assuming the eventual successful launch and in-orbit operation of the satellite. If a satellite were to fail during launch or while in-orbit, the resultant loss would be charged to expense in the period such loss was incurred. The amount of any such loss would be reduced to the extent of insurance proceeds estimated to be received, if

NOTES TO STATEMENT OF NET ASSETS TO BE CONTRIBUTED BY
ECHOSTAR COMMUNICATIONS CORPORATION — (Continued)

any. Depreciation is recorded on a straight-line basis over lives ranging from one to forty years. Repair and maintenance costs are charged to expense when incurred. Renewals and betterments are capitalized.

Long-Lived Assets

ECC accounts for impairments of long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). ECC reviews its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Based on the guidance under SFAS 144, ECC evaluates its satellite fleet for recoverability as one asset group. For assets which are held and used in operations, the asset would be impaired if the carrying value of the asset (or asset group) exceeded its undiscounted future net cash flows. Once an impairment is determined, the actual impairment is reported as the difference between the carrying value and the fair value as estimated using discounted cash flows. Assets which are to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. ECC considers relevant cash flow, estimated future operating results, trends and other available information in assessing whether the carrying value of assets are recoverable.

FCC Authorizations and Intangible Assets

ECC accounts for its intangible assets in accordance with the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which requires intangible assets with indefinite useful lives not be amortized, but to be tested for impairment annually or whenever indicators of impairment arise. Intangible assets that have finite lives continue to be amortized over their estimated useful lives.

ECC has determined that its FCC licenses have indefinite useful lives and evaluates impairment in accordance with the guidance of EITF Issue No. 02-7, “Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets” (“EITF 02-7”). In our most recent annual impairment testing, ECC determined that the estimated fair value of the FCC licenses, calculated using the discounted cash flow analysis, exceeded their carrying amount.

As of June 30, 2007, our identifiable intangibles subject to amortization consisted of the following:

	As of
	June 30, 2007
	Intangible	Accumulated	Net Book
	Assets	Amortization	Value
	(In thousands)

Contract based	$189,928	$(53,357)	$136,571
Technology-based	20,500	(5,221)	15,279

Total	$210,428	$(58,578)	$151,850

During the six months ended June 30, 2007, ECC participated in an FCC Auction for licenses in the 1.4 GHz band and was the winning bidder for several licenses with total winning bids of $57 million. This amount is included as a deposit in “Other current assets” in the Statement of Net Assets to be Contributed by ECC. This amount will be reclassified to “FCC authorizations” upon formal transfer of the licenses, which is subject to regulatory approval.

Income Taxes

ECC establishes a provision for income taxes currently payable or receivable and for income tax amounts deferred to future periods in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). SFAS 109 requires that deferred tax assets and liabilities be

NOTES TO STATEMENT OF NET ASSETS TO BE CONTRIBUTED BY
ECHOSTAR COMMUNICATIONS CORPORATION — (Continued)

recorded for the estimated future tax effects of differences that exist between the book and tax bases of assets and liabilities. Deferred tax assets are offset by valuation allowances in accordance with SFAS 109, when ECC believes it is more likely than not that such net deferred tax assets will not be realized.

Fair Value of Financial Instruments

As of June 30, 2007, the book value approximates fair value for cash, trade accounts receivable, net of allowance for doubtful accounts, current liabilities and mortgages and satellite vendor financing due to their short-term nature. Pursuant to Statement of Financial Accounting Standards No. 107 “Disclosures about Fair Value of Financial Instruments,” disclosures regarding fair value of capital leases is not required.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. This pronouncement applies to other accounting standards that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurement. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within that fiscal year. ECC is currently evaluating the impact if any, of the adoption of SFAS 157 will have on the net assets to be contributed.

3.	Property and Equipment

Property and equipment consist of the following:

	Depreciable	As of
	Life	June 30,
	(In Years)	2007
		(In thousands)

Land	—	$24,155
Buildings and improvements	1-10	174,230
Furniture, fixtures, equipment and other	1-7	502,359
Satellites:
EchoStar III	12	234,083
EchoStar IV — fully depreciated	N/A	78,511
EchoStar VI	12	245,022
EchoStar VIII	12	175,801
EchoStar IX	12	127,376
EchoStar XII	10	190,051
Satellites acquired under capital leases	10	551,628
Construction in Process	—	86,117

Total property and equipment		$2,389,333
Accumulated depreciation		(1,084,887)

Property and equipment, net		1,304,446

“Construction in progress” includes progress amounts for satellite construction, including launch costs.

Satellites

ECC is contributing nine of its satellites to EHC, six of which are owned and three are leased. Each of the owned satellites had an original minimum useful life of at least 12 years. The leased satellites are accounted

NOTES TO STATEMENT OF NET ASSETS TO BE CONTRIBUTED BY
ECHOSTAR COMMUNICATIONS CORPORATION — (Continued)

for as capital leases pursuant to Statement of Financial Accounting Standards No. 13, “Accounting for Leases” (“SFAS 13”) and are depreciated over the ten-year terms of the satellite service agreements. While ECC believes that overall these satellites are generally in good condition, during 2007 and prior periods, certain of these satellites have experienced anomalies, some of which have had a significant adverse impact on their commercial operation.

EchoStar III.  EchoStar III was launched during October 1997 and currently operates at the 61.5 degree orbital location. The satellite was originally designed to operate a maximum of 32 transponders at approximately 120 watts per channel, switchable to 16 transponders operating at over 230 watts per channel, and was equipped with a total of 44 transponders to provide redundancy. Prior to 2006, traveling wave tube amplifiers (“TWTA”) anomalies caused 22 transponders to fail. During April and October 2006, further TWTA anomalies caused the failure of four additional transponders. As a result, a maximum of 18 transponders are currently available for use on EchoStar III, but due to redundancy switching limitations and specific channel authorizations, we can only operate on 15 of the 30 FCC authorized frequencies we have the right to utilize at the 61.5 degree location. While we do not expect a large number of additional TWTAs to fail in any year, and the failures have not reduced the original minimum 12-year design life of the satellite, it is likely that additional TWTA failures will occur from time to time in the future, and those failures will further impact commercial operation of the satellite.

EchoStar IV.  EchoStar IV was launched during May 1998 and currently operates at the 77 degree orbital location, which is licensed by the government of Mexico to a venture in which we hold a minority interest. The satellite was originally designed to operate a maximum of 32 transponders at approximately 120 watts per channel, switchable to 16 transponders operating at over 230 watts per channel. As a result of past TWTA failures, only six transponders are currently available for use and the satellite has been fully depreciated. There can be no assurance that further material degradation, or total loss of use, of EchoStar IV will not occur in the immediate future.

EchoStar VI.  EchoStar VI was launched during July 2000 and is currently stationed at the 110 degree orbital location as an in-orbit spare. The satellite was originally equipped with 108 solar array strings, approximately 102 of which are required to assure full power availability for the original minimum 12-year design life of the satellite. Prior to 2006, EchoStar VI experienced anomalies resulting in the loss of 15 solar array strings. During 2006, two additional solar array strings failed, reducing the number of functional solar array strings to 91. While the design life of the satellite has not been affected, commercial operability has been reduced. The satellite was designed to operate 32 transponders at approximately 125 watts per channel, switchable to 16 transponders operating at approximately 225 watts per channel. The power reduction resulting from the solar array failures limits us to operation of a maximum of 26 transponders in standard power mode, or 13 transponders in high power mode currently. The number of transponders to which power can be provided is expected to continue to decline in the future at the rate of approximately one transponder every three years. See discussion of evaluation of impairment in “Long-Lived Assets” above.

EchoStar VIII.  EchoStar VIII was launched during August 2002 and currently operates at the 110 degree orbital location. The satellite was designed to operate 32 transponders at approximately 120 watts per channel, switchable to 16 transponders operating at approximately 240 watts per channel. EchoStar VIII also includes spot-beam technology. This satellite has experienced several anomalies since launch, but none have reduced the 12-year estimated useful life of the satellite. However, there can be no assurance that future anomalies will not cause further losses which could materially impact its commercial operation, or result in a total loss of the satellite.

EchoStar IX.  EchoStar IX was launched during August 2003 and currently operates at the 121 degree orbital location. The satellite was designed to operate 32 FSS transponders operating at approximately 110 watts per channel, along with transponders that can provide services in the Ka-Band (a “Ka-band payload”). The satellite also includes a C-band payload which is owned by a third party. During 2006, EchoStar IX

NOTES TO STATEMENT OF NET ASSETS TO BE CONTRIBUTED BY
ECHOSTAR COMMUNICATIONS CORPORATION — (Continued)

experienced the loss of one of its three momentum wheels, two of which are utilized during normal operations. A spare wheel was switched in at the time and the loss did not reduce the 12-year estimated useful life of the satellite. During September 2007, the satellite experienced anomalies resulting in the loss of three solar array strings. An investigation of the anomalies is continuing. The anomalies have not impacted commercial operation of the satellite to date. The design life of the satellite is not expected to be impacted since the satellite is equipped with a total of 288 solar array strings, only approximately 276 of which are required to assure full power availability for the design life of the satellite. However, there can be no assurance future anomalies will not cause further losses, which could impact the remaining life or commercial operation of the satellite.

EchoStar XII.  EchoStar XII was launched during July 2003 and currently operates at the 61.5 degree orbital location. The satellite was designed to operate 13 transponders at 270 watts per channel, in CONUS mode, or 22 spot beams using a combination of 135 and 65 watt TWTAs. We currently operate the satellite in CONUS mode. EchoStar XII has a total of 24 solar array circuits, approximately 22 of which are required to assure full power for the original minimum 12-year design life of the satellite. Since late 2004, eight solar array circuits on EchoStar XII have experienced anomalous behavior resulting in both temporary and permanent solar array circuit failures. The cause of the failures is still being investigated. The design life of the satellite has not been affected. However, these temporary and permanent failures have resulted in a reduction in power to the satellite which will preclude us from using the full complement of transponders on EchoStar XII for the 12-year design life of the satellite. The extent of this impact has not yet been determined. There can be no assurance future anomalies will not cause further losses, which could further impact commercial operation of the satellite or its useful life. See discussion of evaluation of impairment in “Long-Lived Assets” above.

4.	Long-Term Debt

Capital Lease Obligations, Mortgages and Notes Payable

Capital lease obligations, mortgages and notes payable consist of the following:

As of
June 30, 2007
(In thousands)

Satellites financed under capital lease obligations	$388,034
8% note payable for EchoStar IX satellite vendor financing, payable over 14 years from launch	8,659
8% mortgage due in installments through 2015	346

Total	$397,039
Less current portion	(37,146)

Capital lease obligations, mortgages and other notes payable, net of current portion	$359,893

Capital Lease Obligations

Three of the in-orbit satellites that ECC currently leases will be contributed to EHC. Two of these satellites, discussed below, are accounted for as capital leases pursuant to SFAS 13 and are depreciated over the ten-year terms of the satellite service agreements.

AMC-15.  AMC-15, an FSS satellite, commenced commercial operation during January 2005. This lease will be renewable by us on a year to year basis following the initial term, and will provide us with certain rights to replacement satellites.

NOTES TO STATEMENT OF NET ASSETS TO BE CONTRIBUTED BY
ECHOSTAR COMMUNICATIONS CORPORATION — (Continued)

AMC-16.  AMC 16, an FSS satellite, commenced commercial operation during February 2005. This lease is renewable by us on a year to year basis following the initial term, and will provide us with certain rights to replacement satellites.

As of June 30, 2007, ECC had $551.6 million capitalized for the estimated fair value of satellites acquired under capital leases included in “Property and equipment, net,” with related accumulated depreciation of $136.1 million. Future minimum lease payments under these capital lease obligations, together with the present value of the net minimum lease payments as of June 30, 2007 are as follows:

For the Years Ending December 31,

2007 (remaining six months)	$43,175
2008	86,351
2009	86,351
2010	86,351
2011	86,351
Thereafter	254,374

Total minimum lease payments	642,953
Less: Amount representing lease of the orbital location and estimated executory costs (primarily insurance and maintenance) including profit thereon, included in total minimum lease payments	(111,684)

Net minimum lease payments	531,269
Less: Amount representing interest	(143,235)

Present value of net minimum lease payments	388,034
Less: Current portion	(36,595)

Long-term portion of capital lease obligations	$351,439

In addition to its lease of the AMC-15 and AMC-16 satellites, ECC will also contribute satellite service agreements to lease all of the capacity on other satellites discussed below.

AMC-2.  AMC-2 is an FSS satellite positioned at the 85 degree orbital location. ECC’s lease of this satellite is expected to continue through 2007 and has been accounted for as an operating lease.

AMC-14.  AMC-14 is a DBS satellite, which is currently expected to launch in early 2008 and commence commercial operation at an orbital location to be determined at a future date. The initial ten-year lease for all of the capacity on the satellite will be accounted for as a capital lease.

5.	Income Taxes

Our income tax policy is to record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the Statement of Net Assets to be Contributed by ECC. We followed the guidelines set forth in SFAS 109 regarding the recoverability of any tax assets recorded on the Statement of Net Assets to be Contributed by ECC and provided any necessary valuation allowances. In accordance with SFAS 109, we periodically evaluate our need for a valuation allowance. Determining necessary valuation allowances requires us to make assessments about historical financial information as well as the timing of future events, including the probability of expected future taxable income and available tax planning opportunities.

NOTES TO STATEMENT OF NET ASSETS TO BE CONTRIBUTED BY
ECHOSTAR COMMUNICATIONS CORPORATION — (Continued)

The temporary differences, which give rise to significant deferred tax assets and liabilities as of June 30, 2007, are as follows:

As of June 30,
2007
(In thousands)

Deferred tax assets:
Accrued expenses	$4,444

Total deferred tax assets	4,444

Deferred tax liabilities:
Depreciation and amortization	(213,444)
State taxes net of federal effect	(14,570)

Total deferred tax liabilities	(228,014)

Net deferred tax asset (liability)	$(223,570)

Current portion of net deferred tax asset (liability)	$4,754
Noncurrent portion of net deferred tax asset (liability)	(228,324)

Total net deferred tax asset (liability)	$(223,570)

INDEX TO FINANCIAL TABLES FOR SLING MEDIA, INC.

Page

Consolidated Financial Statements of Sling Media, Inc.:
Report of KPMG LLP, Independent Registered Public Accounting Firm	F-41
Consolidated Balance Sheets at June 30, 2007 (unaudited) and December 31, 2006 and 2005	F-42
Consolidated Statements of Operations for the six months ended June 30, 2007 and 2006 (unaudited), for each of the years ended December 31, 2006, 2005, and for the period from inception (June 14, 2005) to December 31, 2004
F-43
Consolidated Statements of Shareholders’ Equity and Other Comprehensive Income for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007 (unaudited)	F-44
Consolidated Statements of Cash Flows for the six months ended June 30, 2007 and 2006 (unaudited), for the years ended December 31, 2006, 2005, and or the period from inception (June 14, 2005) to December 31, 2004
F-45
Notes to Consolidated Financial Statements	F-46

Report of Independent Registered Public Accounting Firm

The Board of EchoStar Communications Corporation, Inc.:

We have audited the consolidated financial statements of Sling Media, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and other comprehensive income and cash flows for each of the years then ended and the period from inception (June 14, 2004) to December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sling Media, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended and the period from inception (June 14, 2004) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(l) to the consolidated financial statements, effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, applying the prospective method.

/s/ KPMG LLP

San Francisco, California
November 5, 2007

SLING MEDIA, INC.

Consolidated Balance Sheets

	June 30,	December 31,
	2007	2006	2005
	(Unaudited)
	(In thousands, except share and
	per-share data)

ASSETS
Current assets:
Cash and cash equivalents	$10,824	24,382	4,827
Short-term investments	—	73	3,805
Accounts receivable	7,872	11,987	6,067
Inventories	6,558	5,657	1,881
Prepaid expenses	2,136	2,156	271
Other current assets	810	337	134

Total current assets	28,200	44,592	16,985
Property and equipment, net	3,563	1,585	197
Intangible assets, net	2,670	2,818	77
Restricted cash	400	400	—
Other assets	430	434	74

Total assets	$35,263	49,829	17,333

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable, trade	$4,627	8,869	878
Accrued expenses	3,996	2,644	978
Accrued employee benefits	574	950	94
Notes payable	950	297	4,313
Deferred revenue	1,085	—	—

Total current liabilities	11,232	12,760	6,263
Long-term liabilities	2,504	1,280	—

Total liabilities	13,736	14,040	6,263

Commitments and contingencies (note 7)
Shareholders’ equity:
Convertible Series A preferred stock,$0.0001 par value. Authorized 8,400,000 shares; outstanding 7,759,082 shares respectively; aggregate liquidation preference of $11,574,999	1	1	1
Convertible Series B preferred stock,$0.0001 par value. Authorized 7,930,000 shares; outstanding 7,695,271, 7,695,271 and 0 shares, respectively; aggregate liquidation preference of $46,374,501	1	1	—
Common stock, $0.0001 par value. Authorized 30,670,000, 30,670,000 and 26,600,000 shares, respectively; issued and outstanding 10,015,923, 9,910,681 and 8,755,763 shares, respectively	1	1	1
Additional paid-in capital	63,659	61,094	15,594
Warrants	443	347	194
Accumulated deficit	(42,649)	(25,665)	(4,733)
Accumulated other comprehensive income	71	10	13

Total shareholders’ equity	21,527	35,789	11,070

Total liabilities and shareholders’ equity	$35,263	49,829	17,333

See accompanying notes to consolidated financial statements.

SLING MEDIA, INC.

Consolidated Statements of Operations

					Inception
					(June 14,
	Six Months Ended		Year Ended		2004) to
	June 30,		December 31,		December 31,
	2007	2006	2006	2005	2004
	(Unaudited)	(Unaudited)
	(In thousands, except share and per-share data)

Net revenues	$14,734	8,266	29,055	10,929	—
Cost of sales	10,317	6,850	20,191	4,906	—

Gross profit	4,417	1,416	8,864	6,023	—

Operating expenses:
Research and development	8,276	2,253	6,515	2,343	668
Sales and marketing	10,820	6,527	18,555	5,114	164
General and administrative	2,466	1,734	5,573	1,665	309

Total operating expenses	21,562	10,514	30,643	9,122	1,141

Loss from operations	(17,145)	(9,098)	(21,779)	(3,099)	(1,141)
Other income (expense):
Interest income	311	766	1,478	210	20
Interest expense	—	(492)	(512)	(659)	—
Other expense	(77)	—	(45)	(39)	—

Total other income (expense)	234	274	921	(488)	20

Loss before provision for income taxes	(16,911)	(8,824)	(20,858)	(3,587)	(1,121)
Provision for income taxes	73	57	74	25	—

Net loss	$(16,984)	(8,881)	(20,932)	(3,612)	(1,121)

Foreign currency translation adjustment	61	—	(3)	13	—

Comprehensive loss	(16,923)	(8,881)	(20,935)	(3,599)	(1,121)

Weighted average shares outstanding, (basic and diluted)	8,078,631	5,432,666	5,853,470	3,451,019	1,362,500

Loss per share (basic and diluted)	$(2.10)	(1.63)	(3.58)	(1.05)	(0.82)

See accompanying notes to consolidated financial statements.

SLING MEDIA, INC.

Consolidated Statements of Shareholders’ Equity and Other Comprehensive Income — (Continued)

										Accumulated
	Convertible A		Convertible B					Additional		Other	Total
	Preferred Stock		Preferred Stock		Common Stock			Paid-in	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Warrants	Capital	Deficit	Income	Equity
	(In thousands, except share and per-share data)

Net loss	—	$—	—	$—	—	$—	$—	—	(1,121)	—	(1,121)
Exercise of employee stock options	—	—	—	—	406	—	—	20	—	—	20
Issuance of preferred stock	7,759	1	—	—	—	—	—	11,496	—	—	11,497
Issuance of common stock	—	—	—	—	7,500	1	—	68	—	—	69

Balances as of December 31, 2004	7,759	$1	—	$—	7,906	$1	$—	11,584	(1,121)	—	10,465
Net loss	—	—	—	—	—	—	—	—	(3,612)	—	(3,612)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	13	13
Exercise of employee stock options, net of share repurchases	—	—	—	—	850	—	—	10	—	—	10
Beneficial conversion feature related to convertible notes payable	—	—	—	—	—	—	—	4,000	—	—	4,000
Issuance of preferred stock warrants	—	—	—	—	—	—	194	—	—	—	194

Balances as of December 31, 2005	7,759	1	—	—	8,756	1	194	15,594	(4,733)	13	11,070
Net loss	—	—	—	—	—	—	—	—	(20,932)	—	(20,932)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	(3)	(3)
Issue of common stock for patent purchase	—	—	—	—	175	—	—	1,312	—	—	1,312
Issue of preferred stock and preferred stock warrants	—	—	7,028	1	—	—	153	42,374	—	—	42,528
Conversion of note payable to preferred stock	—	—	667	—	—	—	—	4,000	—	—	4,000
Adjustment of beneficial conversion feature related to convertible notes payable	—	—	—	—	—	—	—	(3,277)	—	—	(3,277)
Employee stock compensation	—	—	—	—	—	—	—	1,014	—	—	1,014
Exercise of employee stock options, net of share repurchases	—	—	—	—	980	—	—	77	—	—	77

Balances as of December 31, 2006	7,759	1	7,695	1	9,911	1	347	61,094	(25,665)	10	35,789

Net loss	—	—	—	—	—	—	—	—	(16,984)	—	(16,984)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	—	61	61
Issue of preferred stock and preferred stock warrants	—	—	—	—	—	—	96	—	—	—	96
Employee stock compensation	—	—	—	—	—	—	—	2,496	—	—	2,496
Exercise of employee stock options, net of share repurchases	—	—	—	—	105	—	—	69	—	—	69

Balances as of June 30, 2007 (unaudited)	7,759	1	7,695	1	10,016	1	443	63,659	(42,649)	71	21,527

See accompanying notes to consolidated financial statements.

SLING MEDIA, INC.

Consolidated Statements of Cash Flows

					Inception
					(June 14,
	Six Months Ended				2004) to
	June 30,		Year Ended December 31,		December 31,
	2007	2006	2006	2005	2004
	(Unaudited)	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net loss	$(16,984)	(8,881)	(20,932)	(3,612)	(1,121)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	619	96	366	70	8
Accretion of debt discounts	—	410	415	502	—
Stock-based compensation	2,497	88	1,014	—	—
Changes in assets and liabilities:
Accounts receivable	4,055	138	(5,860)	(6,067)	—
Prepaid expenses and other current assets	(401)	92	(2,149)	(408)	(43)
Inventories	(894)	(271)	(3,777)	(1,881)	—
Other assets	5	(2)	(759)	28	(52)
Accounts payable, trade	(4,241)	1,470	7,991	758	120
Accrued expenses	1,290	1,110	1,732	581	274
Accrued employee benefits	(376)	(40)	857	74	49
Deferred revenue	1,085	—	—	—	—

Net cash used in operating activities	(13,345)	(5,790)	(21,102)	(9,955)	(765)

Cash flows from investing activities:
Purchases of property and equipment	211	(625)	(553)	(233)	(18)
Purchases of intangible assets	—	—	(1,500)	—	(101)
Sales (purchase) of short-term investments	73	5	3,732	(3,805)	(2)

Net cash provided by (used) in investing activities	284	(620)	1,679	(4,038)	(121)

Cash flows from financing activities:
Proceeds from convertible promissory note	—	—	—	4,004	—
Proceeds from (repayments of) senior loan	—	(4,000)	(4,000)	4,000	—
Repayment of capital lease	(581)	—	(89)	—	—
Proceeds from issuance of preferred stock, net of issuance costs	—	42,528	42,528	—	11,498
Proceeds from issuance of common stock	23	13	542	121	89
Issuance costs, Series A preferred stock	—	—	—	(19)	—

Net cash (used) provided by financing activities	(558)	38,541	38,981	8,106	11,587

Impact of foreign exchange on cash	61	(3)	(3)	13	—

Net increase (decrease) in cash and cash equivalents	(13,558)	32,128	19,555	(5,874)	10,701
Cash and cash equivalents at beginning of period	24,382	4,827	4,827	10,701	—

Cash and cash equivalents at end of period	$10,824	36,955	24,382	4,827	10,701

Supplementary disclosures of cash flow information:
Cash paid during the period:
Interest	$68	101	121	47	—
Income taxes	63	52	84	6	—
Disclosure of material non-cash items:
Issuance of common stock for purchase of intangible assets	$—	—	1,313	—	—
Issuance of warrants	96	—	—	—	—
Vesting of stock options early exercised	45	9	465	98	14
Conversion of notes to Series B preferred stock and preferred stock warrants	—	4,000	4,000	—	—
Assets acquired under capital lease	2,857	—	1,129	—	—

See accompanying notes to consolidated financial statements.

SLING MEDIA, INC.

Notes to Consolidated Financial Statements

Six Months Ended June 30, 2007 and 2006 (unaudited) and
the Years Ended December 31, 2006 and 2005 and the period from inception (June 14, 2004) to December 31, 2004

Amounts in thousands except share and per-share data

(1)	Organization

(a)	Description of Business

Sling Media, Inc. (“the Company”), incorporated in the state of Delaware on June 14, 2004, manufactures consumer electronic products that enable users to watch and interact with their subscription television through an internet connected computer or mobile device.

(b)	Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Sling Media Private Limited, Sling Media Pte, Limited, Sling Media UK Limited and Sling Media Ireland Limited. The consolidated financial statements include accounts of all wholly-owned subsidiaries after elimination of intercompany accounts and transactions.

In September, 2007, the Company agreed to be acquired by EchoStar Communications Corporation (“EchoStar”) for approximately $380,000. EchoStar, through a wholly-owned subsidiary, was already an investor in the Company.

(c)	Reclassification

Certain reclassifications have been made to the 2005 consolidated financial statements to conform to 2006 presentation.

(d)	Unaudited Interim Financial Information

The accompanying unaudited consolidated financial statements as of June 30, 2007, and for the six months ended June 30, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S.”). The unaudited consolidated financial statements as of June 30, 2007 and for the six-month periods ended June 30, 2007 and 2006 have been prepared on the same basis as the consolidated financial statements as of December 31, 2006 and 2005 and for each of the years then ended and the period from inception (June 14, 2004) to December 31, 2004 included therein, and in the opinion of management, reflect all adjustments, consisting only of normal and recurring accruals, considered necessary to present fairly the Company’s consolidated financial position as of June 30, 2007 and the consolidated results of its operations and its cash flows for the six month periods ended June 30, 2007 and 2006. The consolidated results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007 or for any other period

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management periodically evaluates such estimates and assumptions for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. Actual results could differ from those estimates.

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

(b)	Fair Value of Financial Instruments

For certain financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts receivable, and accounts payable, recorded amount approximates fair value due to their relatively short maturity period.

(c)	Cash Equivalents and Short-Term Investments

The Company classifies all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents and those investments with an original or remaining maturity of greater than three months to be short-term investments. Both are stated at cost, which approximates fair value. Cash equivalents and short-term investments are maintained with several high credit quality financial institutions. The Company’s investments consist primarily of cash, money market investments, and certificates of deposits amounting to $73 and $3,805 at December 31, 2006 and 2005, respectively. Although the Company deposits its cash with multiple financial institutions, its deposits exceed insured amounts.

(d)	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of trade accounts receivable. The Company’s trade receivables result from sales of its products to large, well-established wholesale and retail distributors, primarily located in the U.S. and the European Union. Management reviews the creditworthiness of its customers in the ordinary course of business, and further reviews the need for allowances for potential credit losses. At December 31, 2006 and 2005 there were no such allowances.

As of December 31, 2006, three customers individually accounted for 43%, 28% and 13% of total accounts receivable and 16%, 31% and 24% of total revenue. As of December 31, 2005, two customers individually accounted for 57% and 22% of total accounts receivable and 58% and 35% of total revenue.

(e)	Restricted Cash

As of December 31, 2006 and 2005, $400 and $ — were classified as restricted on the accompanying consolidated balance sheets, and consist of a certificate of deposit held by a financial institution for the benefit of the landlord of the Company’s corporate headquarters.

(f)	Inventories

Inventories, which consist primarily of finished goods held for sale, are stated at the lower of cost (determined on a weighted-average basis) or market. Products are built by contract manufacturers to Company specifications. The Company depends on a few manufacturers for its finished good products. The Company periodically reviews its inventories and reduces the carrying value for slow-moving or obsolete items to the estimated market value, if lower, based upon assumptions about future demand and market conditions.

(g)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method based on the estimated useful lives of three to five years for the respective assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the assets. Depreciation and amortization expense of property and equipment for the years ended December 31, 2006 and 2005 was $294 and $54, respectively, and $1 for the period from inception (June 14, 2004) to December 31, 2004, is included as a component of operating

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

expenses, dependent upon the department to which the asset is allocated, in the accompanying consolidated statements of operations.

(h)	Intangible Assets

Intangible assets with finite lives, which consist of patents and other intellectual property assets, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method based on the estimated useful lives of the assets of three to ten years, respectively. Amortization expense for intangible assets with finite lives for the years ended December 31, 2006 and 2005 was $72 and $16, respectively, and $7 for the period form inception (June 14, 2004) to inception, and is included as a component of costs of goods sold in the accompanying consolidated statements of operations. Amortization expense is expected to be $293 for 2007, $289 for 2008, 2009 and 2010, and $1,658 thereafter.

(i)	Foreign Currency Translation

The functional currencies of the Company’s non-U.S. subsidiaries are their respective local currencies. Asset and liability balances denominated in non-U.S. dollar currencies are translated into U.S. dollars using period-end exchange rates, while revenues and expenses based upon the exchange rate at the time of the transaction, if known, or at the average rate for the period. Differences are recorded as a component of accumulated other comprehensive income (loss). Financial assets and liabilities denominated in currencies other than the functional currency are recorded at the exchange rate at the time of the transaction and subsequent gains and losses related to changes in the foreign currency are included in other income and expense. Net transaction gains (losses) during 2006, 2005 and for the period of inception (June 14, 2004) through December 31, 2004 were not significant.

(j)	Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no indicators of impairment for any period presented.

(k)	Income Taxes

Income taxes are accounted for using the asset and liability method as prescribed by SFAS No. 109, Accounting For Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income (loss) in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment. The Company is subject to foreign income taxes on its foreign operations.

(l)	Stock-Based Compensation and Equity Instruments Issued to Nonemployees for Services

Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment which requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the Prospective method of

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

application, which requires the Company to recognize compensation cost on a prospective basis. Therefore, prior years’ financial statements have not been restated.

Under this method, the Company has recorded stock-based compensation expense only for awards granted or modified after January 1, 2006, based on estimated grant date fair value using the Black-Scholes, single option award approach, which requires the Company to estimate the fair-value of its common stock, expected term, expected volatility, risk-free interest rate, and dividend yield. For expected term, the Company has estimated the life over which each award will remain outstanding based on expected behavior of the optionees. Because there is no open market for the Company’s stock, expected volatility is based upon the historical volatility of several other companies in the Company’s peer group. This peer group was the same as was used in determining the Company’s common stock valuation. Risk-free interest rate is based on an average interest rate based on U.S. Treasury instruments whose term is consistent with the expected term of the Company’s awards. Estimated forfeitures represent the Company’s historical forfeiture rate. As the Company has not declared dividends for any period presented, and does not anticipate doing so in the future, dividend yield is zero.

These variables are highly subjective, determined on a periodic basis and can vary over time, thus changes in these assumptions can materially affect the fair value estimate. The Company will continue to evaluate the assumptions used to derive estimated fair value as new events or changes in circumstances occur.

Compensation cost is recognized in the results of operations over the period during which an employee provides the requisite service in exchange for the award, and is adjusted for expected forfeitures.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation using the intrinsic value method in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Boards (“FASB”) Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB Opinion No. 25, and Emerging Issues Task Force (“EITF”) Issue No. 00-23, Issues Related to the Accounting for Stock Compensation. Under APB Opinion No. 25, compensation expense is based on the difference, if any, between the fair value of the Company’s common stock and the exercise price of the option on the measurement date, which is typically the date of grant and would be recognized on a straight-line basis.

Prior to January 1, 2006, the Company accounted for equity instruments granted to non-employees under EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The options are recorded at fair value using the Black-Scholes model and are measured and recognized in accordance with EITF No. 96-18 and FIN No. 28.

Refer to Note 10 for additional discussion regarding details of the Company’s stock-based compensation plans, adoption of SFAS 123(R) and recognized compensation expense.

(m)	Shares Subject to Repurchase

The Company has granted to founders shares of restricted stock that are subject to repurchase at the original exercise price until they vest. The Company’s stock option plan also allows certain employees to exercise options prior to vesting. Upon the exercise of an option prior to vesting, the Company has a right to repurchase the shares purchased upon exercise of the option at the original exercise price; provided, however, that its right to repurchase theses shares will lapse in accordance with the vesting schedule included in the optionee’s option agreement. In accordance with EITF 00-23, Issues Related to Accounting for Stock Compensation under APB 25 and FIN 44, restricted stock and stock options granted or modified after March 21, 2002 that are subsequently exercised for cash prior to vesting are treated differently from prior grants and related exercises. The consideration received for restricted stock and for the exercise of an option granted after the effective date of this guidance is considered to be a deposit of the exercise price, and the

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

related dollar amount is recorded as a liability. This liability is then reclassified into equity on a ratable basis as the award vests. As of December 31, 2006 and 2005, respectively, 2,457,057 and 4,030,402 shares were issued but subject to repurchase. These shares are presented as outstanding on the accompanying consolidated statements of stockholders’ equity and consolidated balance sheets. See Note 2(n) for discussion of treatment of these shares in Loss per Share.

(n)	Loss Per Share

Basic loss per share is computed using the weighted average number of shares outstanding during each period, including restricted shares outstanding during the period, less the weighted average number of shares of common stock that are subject to repurchase. Diluted loss per share is computed by including the dilutive effect of common stock that would be issued assuming conversion or exercise of outstanding convertible notes, convertible preferred stock, stock options, warrants, stock based compensation awards and other dilutive securities. For the years ended December 31, 2006, 2005, and the period from inception (June 14, 2004) to December 31, 2004, and the six-month periods ended June 30, 2007 and 2006, there is no difference between the Company’s basic and diluted net loss per share attributable to holders of common stock because losses were incurred in each of the periods presented. The following table presents the calculation of basic and diluted net loss per share:

					Inception
					(June 14,
	Six-Month Period Ended		Year Ended		2004 to
	June 30,		December 31,		December 31,
	2007	2006	2006	2005	2004
	(Unaudited)	(Unaudited)

Net Loss	$(16,984)	(8,881)	(20,932)	(3,612)	(1,121)

Basic and diluted weighted shares:
Weighted average number of shares outstanding	9,943,461	8,782,507	8,954,320	7,991,763	7,788,163
Less: Weighted average number of shares subject to repurchase	(1,864,830)	(3,349,840)	(3,100,850)	(4,540,744)	(6,425,663)

Weighted average number of shares used in computing basic and diluted net loss per share	8,078,631	5,432,667	5,853,470	3,451,019	1,362,500

Basic and diluted net loss per share	$(2.10)	(1.63)	(3.58)	(1.05)	(0.82)

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

Potential shares of common stock, which have been excluded from the determination of net loss per share for the years ended December 31, 2006 and 2005, the period from inception (June 14, 2004) to December 31, 2004 and the unaudited six-month periods ended June 30, 2006 and 2007, respectively, since their effect was anti-dilutive, consisted of potential shares issuable upon the exercise of outstanding options, shares of restricted common stock subject to repurchase and shares of common stock issuable upon the conversion of outstanding Series B and Series A Convertible Preferred Stock and are as follows:

					Inception
					(June 14,
	Six-Month Period Ended		Year Ended		2004) to
	June 30,		December 31,		December 31,
	2007	2006	2006	2005	2004
	(Unaudited)	(Unaudited)

Shares issuable under stock options	2,972,865	2,168,626	2,733,157	1,650,626	1,165,126
Shares exercised but unvested and subject to repurchase	1,107,144	1,008,783	1,207,057	905,402	398,263
Shares of restricted stock subject to repurchase	312,500	2,187,500	1,250,000	3,125,000	5,000,000
Shares issuable upon conversion of preferred stock	15,454,353	15,454,353	15,454,353	7,759,082	7,759,082
Shares issuable upon conversion of convertible debt	—	—	—	2,681,325	—
Shares issuable upon exercise of warrants	251,846	227,093	227,093	187,693	—

Basic and diluted net loss per share	20,098,708	21,046,355	20,871,660	16,309,128	14,322,471

(o)	Software Development Costs

The Company accounts for internally generated software development costs in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company defines as the development of a working model and further defines as the completion of beta testing of the software. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life, and changes in technology. To date, internal software development costs that were eligible for capitalization have been insignificant, and the Company has charged all software development costs to research and development expenses as incurred.

(p)	Revenue Recognition

Revenue is derived from sales of its products to wholesale and retail distributors. The Company recognizes revenues in accordance with SOP 97-2, Software Revenue Recognition, as amended. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collection is probable. If any of these criteria are not met, revenue recognition is deferred until such time as all of the criteria are met.

The Company establishes allowances for expected product returns in accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists. These allowances are recorded as a direct reduction of revenues and accounts receivable.

In accordance with EITF 01-09, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products), certain payments to retailers and distributors such as market development

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

funds and co-operative advertising are shown as a reduction of revenue rather than as sales and marketing expense. The Company also records rebates offered to consumers as a reduction to revenue.

(q)	Warranty

The Company offers a basic limited parts and labor warranty on its hardware products. The basic warranty period for hardware products is typically one year from the date of purchase by the end-user. The Company currently estimates warranty costs at the time the related revenue is recognized based on historical warranty cost. As of December 31, 2006 and 2005, the Company had reserves totaling $68 and $ — , respectively.

(r)	Cost of Sales

Cost of sales consists primarily of the cost of finished goods as charged by the Company’s outsourced manufacturer. Cost of sales also includes fees paid to the Company’s third-party customer support providers and amortization of intangible assets.

(s)	Shipping and Handling Costs

Shipping and handling costs for 2006, 2005 and the period from inception (June 14, 2004) through December 31, 2004 totaling $256, $69 and $ — , respectively, are classified as a component of sales and marketing expense in the accompanying consolidated statements of operations.

(t)	Comprehensive Loss

Comprehensive loss, as defined by SFAS No. 130, Reporting Comprehensive Income, includes all non-owner changes to shareholders’ equity. For the years ended December 31, 2006 and 2005 comprehensive loss differed from reported net loss by the cumulative translation adjustment. There was no such difference for the period from inception (June 14, 2004) through December 31, 2004.

(u)	Advertising Costs

The Company expenses the cost of advertising as incurred. Advertising expense costs for 2006, 2005 and the period from inception (June 14, 2004) through December 31, 2004 totaling $12,556, $3,529 and $33, respectively, are included as a component of sales and marketing expense in the accompanying consolidated statements of operations.

(v)	Legal Proceedings

From time to time, the Company may be involved in claims or lawsuits that arise in the ordinary course of business. We reserve for legal contingencies when a liability for those contingencies has become probable and the cost is reasonably estimable, in accordance with SFAS No. 5, Accounting for Contingencies. Any significant litigation or significant change in estimates on outstanding litigation could cause an increase in the provision for related costs, which, in turn, could materially affect financial results. Any provision made for these legal contingencies are expensed to general and administrative or research and development, dependent upon the nature of the case, in the accompanying consolidated statements of operations. Although the outcome of these claims or lawsuits cannot be ascertained, on the basis of present information and advice from counsel, it is management’s opinion that the ultimate outcome will not have a material adverse effect on the Company.

(w)	Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including and amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This statement provides entities the

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Management is currently evaluating the impact of adopting this statement.

In November 2006 the FASB ratified the EITF consensus reached in EITF Issue No. 06-6, Debtor’s Accounting for a Modification (or Exchange) of Convertible Debt Instruments, which provides guidance for debtor’s accounting for a modification or exchange of convertible debt instruments. The guidance is effective for modifications or exchanges of debt occurring in interim or annual reporting periods beginning after November, 2006, thus for the periods presented there is no impact.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Although the Company will continue to evaluate the application of SFAS No. 157, management does not currently believe adoption will have a material impact on the Company’s results of operations or financial position.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes by creating a framework for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions that they have taken or expect to take in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted by the Company beginning in fiscal 2007. Management has adopted the standard and it currently will not have a material impact on the Company’s results of operations or financial position.

(3)	Balance Sheets Components

The following tables provide details of selected balance sheet items as of December 31, 2006 and 2005:

	December 31,
	2006	2005

Inventories:
Raw material	$577	$401
Finished goods	5,080	1,480

	$5,657	$1,881

Property and equipment:
Computer equipment	$742	$178
Software	517	15
Furniture and fixtures	476	34
Leasehold improvements	10	—
Other equipment	189	25

	1,934	252
Less: accumulated depreciation	(349)	(55)

	$1,585	$197

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

	December 31,
	2006	2005

Intangible assets:
Purchased technology	$2,888	$75
Capitalized patent costs	25	25

	2,913	100
Less: accumulated amortization	(95)	(23)

	$2,818	$77

Inventories as of June 30, 2007 consist of $663 thousand (unaudited) of raw material and $5.9 million (unaudited) of finished goods.

In November, 2006 the Company acquired ownership rights of technology in exchange for $1,500 in cash and 175,000 shares of the Company’s common stock, with a value of $1,313.

(4)	Senior Loan

In June, 2005 the Company signed a Senior Loan and Security Agreement (the Line) in an aggregate principal amount of $4,000 secured by all tangible and intangible assets of the Company. The Line bore interest at 10.25% annually with monthly installment repayments due starting February 1, 2006 and final payment was due December 1, 2008. The Company drew the full amount of the Line, all of which was outstanding as of December 31, 2005, which is included as a component of current liabilities. On February 28, 2006 the Company paid the balance drawn on the Line, in full, and terminated the governing agreement.

The Line also included a provision giving the lender a right to purchase shares of the Company’s equity securities up to an aggregate amount of $500 upon completion of the Company’s next round of financing. As discussed in Note 9, the Company completed its Series B round of financing, in which the lender participated.

Additionally, the agreement required the Company to issue the lender a warrant to purchase 187,693 shares of Series A Preferred Stock. The warrants were bifurcated from the debt and valued using the Black-Scholes pricing model. The value was determined based on a risk-free interest rate of 4%, contractual life of seven years; expected volatility of 70% and no expected dividends. The resulting value of approximately $194 was recorded as a discount on the Line, and for the year ended December 31, 2006 and 2005 approximately $4 and $31 of the discount was accreted into interest expense. Upon the payoff of the Line, the remaining discount of $161 was recorded to interest expense in 2006.

(5)	Convertible Notes Payable

On November 18, 2005 the Company entered into a Note and Warrant Purchase Agreement, pursuant to which the Company issued Convertible Notes (“the Notes”) payable to a lender in the aggregate principal amount of $4,000. A Director of the Company is a General Partner of the lender. The Notes bore interest at 6% with a stated maturity of one year, and also required the Company to issue the lender a warrant to purchase shares of the Company’s preferred stock with a value equal to 6% of the principal balance of the Notes. The Notes were automatically convertible into equity securities issued in the Company’s next financing, defined as the sale by the Company of its equity securities for gross proceeds of not less than $10,000 (including the $4,000 aggregate principal and interest outstanding under the Notes). If said financing were not to occur by November 18, 2006, then, at the option of the lender, the notes were convertible into Series A Preferred Stock at $1.49 per share subject to anti-dilution adjustments.

The Company determined that an initial conversion feature existed at the commitment date under the guidance of EITF 00-27, Application of Issues No. 98-5 to Certain Convertible Instruments which should be recorded

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

based on the conversion option available to the lender if the only circumstances to change were the passage of time. Due to the initial conversion price ($1.49) being less than the fair value of the Series A Preferred Stock (the stock into which the note would convert) at the commitment date, the Company recorded a beneficial conversion feature. The value of the feature was determined to be in excess of the carrying value of the debt and, as such, a debt discount equal to the carrying value of the $4,000 principal was recorded, which reduced the carrying value of the debt to zero, with a corresponding increase to additional paid-in capital. This discount was accreted into interest expense in the accompanying consolidated statements of operations over the life of the Notes, and for the years ended December 31, 2006 and 2005, totaled $250 and $471, respectively.

As discussed in Note 9, the Company completed its Series B financing round, during which the Company raised in excess of the $10,000 trigger in the Notes agreement discussed above. Under the terms of the Notes agreement, this financing automatically adjusted the conversion price to the $6.06 per share price raised in the Series B financing. In accordance with the provisions of EITF 00-27, the Company recalculated the beneficial conversion feature as a result of the change in conversion price, and determined that the new value of the beneficial conversion feature was de minimus. Accordingly, the remaining un-accreted portion of the debt discount was reversed by reducing additional paid-in capital and increasing the debt balance to the original $4,000. This debt balance and accrued interest thereon were converted into 666,727 shares of Series B Preferred Stock. There was no impact on the consolidated statement of operations as a result of the conversion.

Additionally, upon conversion, the Company issued 39,400 warrants to acquire Series B Preferred Stock to the lender, valued using the Black-Scholes pricing model. The value was determined based on a risk-free interest rate of 4%, contractual life of five years, expected volatility of 75%, and no expected dividend yield. The resulting value of approximately $153 was recorded as a separate component of shareholder’s equity.

(6)	Capital Lease Obligations

The Company has non-cancelable capital lease agreements in place for furniture and fixtures, software, and various computer and office equipment. As of December 31, 2006, and 2005 balances of $1,129 and $ — were capitalized as components of property, plant and equipment, respectively, in the accompanying consolidated balance sheet. Related accumulated depreciation of $86 and $ — , respectively was also recorded in the accompanying consolidated balance sheet. Short- and long-term obligations are shown as components of notes payable and long-term liabilities, respectively, in the accompanying consolidated balance sheet. The Company recognized $86, $ — and $ — of depreciation expense related to assets held under capital leases for the years ended December 31, 2006, 2005 and the period from inception (June 14, 2004) through December 31, 2004, respectively, as a component of operating expenses depending on which department to which the asset was assigned, in the accompanying consolidated statements of operation.

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

Future minimum lease payments under these capital lease obligations as of December 31, 2006 are as follows:

For the year ended December 31,
2007	$378
2008	342
2009	217
2010	112
2011	109

Total minimum lease payments	1,158
Less: amount representing interest	(187)

Present value of net minimum lease payments	971
Less: current portion	(297)

Long-term portion of capital lease obligations	$674

During the unaudited six-month period in 2007, the Company issued warrants to purchase 24,753 shares of Series B Preferred stock with a determined value of $96 in conjunction with the formation of a capital lease agreement. The value was determined based on a risk-free interest rate of 4%, contractual life of five years; expected volatility of 75% and no expected dividends. The value of the warrants was recorded to the accompanying consolidated balance sheets as a discount to the short and long term portions of capital lease obligations, and the discount accreted to interest expense over the life of the lease agreement, which is four years. Interest expense related to this transaction for the six-month period ended June 30, 2007 was $7.

(7)	Future Commitments and Obligations

The Company rents facilities under non-cancelable operating lease agreements. As of December 31, 2006, future minimum payments under these leases are as follows:

For the year ended December 31,
2007	$827
2008	822
2009	817
2010	734
2011 and Thereafter	821

The terms of certain of the lease agreements provide for rental payments on a graduated basis, and accordingly the Company recognizes related rent expense on the straight-line basis over the term of the lease.

Rent expense for the years ended December 31, 2006, 2005 and the period from inception (June 14, 2004) through December 31, 2004 was $443, $129 and $28, respectively.

In August, 2006 the Company entered into an operating lease agreement for its new corporate headquarters. Rather than terminate the lease agreement for its previous headquarters, the Company entered into a sub-lease agreement with a third party. The terms of the sub-lease are such that the Company expects to recoup all rent and rent-related expenses through the end of the lease period in May, 2008. Sublease income is expected to total $166 and $69 in 2007 and 208, respectively. Rental payments for both the old and new facility are included in the commitments table above.

In September, 2006 the Company entered into an operating lease agreement for its new India operations facilities. Rather than terminate the lease agreement for its previous location, the Company entered into a sub-lease agreement with a third party. The terms of the sub-lease are such that the Company expects to recoup all

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

rent and rent-related expenses through the end of the lease period in January, 2009. Sublease income is expected to total $349 in 2007, $202 in 2008, and $12 in 2009, respectively. Rental payments for both the old and new facility are included in the commitments table above.

The Company purchases materials from many domestic and foreign suppliers. The Company has no long-term purchase commitments or arrangements with any of its suppliers, and believes it is not dependent on any one supplier.

The Company undertakes indemnification obligations in its ordinary course of business. For instance, the Company has undertaken to indemnify its underwriters and certain investors in connection with the issuance and sale of its securities. The Company has also undertaken to indemnify certain customers and business partners for, among other things, the licensing of its technology, the sale of its products, and the provision of engineering and consulting services. Pursuant to these agreements, the Company may indemnify the other party for certain losses suffered or incurred by the indemnified party in connection with various types of claims, which may include, without limitation, intellectual property infringement, advertising and consumer disclosure laws, certain tax liabilities, negligence and intentional acts in the performance of services and violations of laws. The term of these indemnification obligations is generally perpetual. The Company’s obligation to provide indemnification generally would arise in the event that a third party filed a claim against one of the parties that was covered by the Company’s indemnification obligation. As an example, if a third party sued a customer for intellectual property infringement arising from the use of the Company’s product and the Company agreed to indemnify that customer against such claims, its obligation would be triggered.

The Company is unable to estimate with any reasonable accuracy the liability that may be incurred pursuant to its indemnification obligations. A few of the variables affecting any such assessment include but are not limited to: the nature of the claim asserted; the relative merits of the claim; the financial ability of the party suing the indemnified party to engage in protracted litigation; the number of parties seeking indemnification; the nature and amount of damages claimed by the party suing the indemnified party; and the willingness of such party to engage in settlement negotiations. Due to the nature of the Company’s potential indemnity liability, its indemnification obligations could range from immaterial to having a material adverse impact on its financial position and its ability to continue operation in the ordinary course of business

(8)	Income Taxes

The components of net income (loss) before income taxes are as follows:

			Period From
			Inception
			(June 14,
			2004)
			Through
	December 31,		December 31,
	2006	2005	2004

United States	$(21,028)	$(3,649)	$(1,121)
Foreign	170	62	—

Total net income (loss) before income taxes	$(20,858)	$(3,587)	$(1,121)

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

The provision for income taxes consisted of the following:

			Period from
			Inception
			(June 14,
			2004)
			Through
	December 31,		December 31,
	2006	2005	2004

Current:
Federal	$—	$—	$—
State and local	14	3	—
Foreign	60	22	—

Total	74	25	—
Deferred:
Federal	—	—	—
State and local	—	—	—
Foreign	—	—	—

Total	—	—	—

Provision for income taxes	$74	$25	$—

The reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows.

				Period from
				Inception
				(June 14, 2004)
	December 31,			Through
	2006		2005	December 31, 2004

Loss before income taxes	$(20,858)		$(3,587)		$(1,121)

U.S. statutory rate	(7,092)	34.0%	(1,220)	34.0%	(381)	34.0%
State taxes	(1,604)	7.7	2	(0.1)	—	—
Foreign rate differential	(10)	0.1	1	0.0	—	—
Permanent items	(1,812)	8.7	47	(1.3)	—	—
Other	23	(0.1)	—	—	—	—
Valuation allowance	10,569	(50.8)	1,195	(33.3)	381	(34.0)

	$74	(0.4)%	$25	(0.7)%	$—	—%

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2006	2005

Deferred tax assets
Fixed assets	$434	$6
Accruals and reserves	446	294
State taxes	0	1
Net operating losses	11,388	1,234
Credits	481	247
Stock compensation	137	—

Net deferred tax assets	$12,886	$1,782

Deferred tax liabilities
Intangible assets	(556)	(21)

Total deferred tax liabilities	$(556)	$(21)

Subtotal	12,330	1,761
Valuation allowance	(12,330)	(1,761)

Total net deferred tax assets/liabilities	$—	$—

As of December 31, 2006, the deferred tax assets were fully offset by a valuation allowance. The total valuation allowance for the year ended December 31, 2006 was $12,330.

SFAS No. 109 Accounting for Income Taxes provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur. Based upon the weight of available evidence, which includes its historical operating performance, reported cumulative net losses since inception and difficulty in accurately forecasting its results, the Company provided a full valuation allowance against its net deferred tax assets. The Company reassesses the need for its valuation allowance on a quarterly basis.

As of December 31, 2006 and 2005, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $29,051 and $24,027 and $3,084 and $3,123, respectively. The federal net operating loss carryforwards expire, if not utilized, beginning in the year 2024. The California net operating loss carryforwards expire, if not utilized, beginning in the year 2014.

As of December 31, 2006 and 2005, unused research and development tax credits of approximately $322 and $159 and $141 and $106 are available to reduce future federal and California income taxes, respectively. The federal credit carryforward expires, if not utilized, beginning in the year, 2024. The California credit will carry forward indefinitely.

Utilization of the net operating loss carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

(9)	Shareholders’ Equity

(a)	Convertible Preferred Stock

Convertible Preferred Stock as of December 31, 2006 and 2005 was comprised of the following:

		Shares		Net Proceeds
	Shares	Issued and	Liquidation	After
	Authorized	Outstanding	Preference	Issuance Costs

2006:
Series A	8,400,000	7,759,082	$11,575	$11,497
Series B	7,930,000	7,695,271	46,633	42,528

Total	16,330,000	15,454,353	$58,208	$54,025

2005:
Series A	8,400,000	7,759,082	$11,575	$11,497
Series B	—	—	—	—

Total	8,400,000	7,759,082	$11,575	$11,497

On January 23, January 31 and February 13, 2006, the Company sold 7,695,271 shares of Series B Preferred Stock for proceeds of approximately $46,528 net of $107 in issuance costs. Shares issued include conversion of debt and accrued interest related to notes payable to 666,727 shares of Series B Preferred Stock. See Note 5 for further discussion. Proceeds from the issuance were used to fund ongoing operations and research and development efforts.

As of December 31, 2006 and 2005 there were 227,293 and 187,693 warrants outstanding for the right to purchase Preferred Series stock, respectively. At June 30, 2007 and 2006 there were 252,046 and 227,293 warrants outstanding for the right to purchase Preferred Series stock, respectively.

The holders of convertible preferred stock have various rights and preferences as follows:

Voting

Each share of both Series A Preferred Stock and Series B Preferred Stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible.

Dividends

Holders of both Series A Preferred Stock and Series B Preferred Stock are entitled to receive noncumulative dividends out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the Common Stock of the Company. For holders of Series A Preferred Stock the per annum dividend rate is $0.1193 per share and for holders of Series B Preferred Stock the per annum dividend rate is $0.4848 per share, when and if declared by the board of directors (the Board). No dividends on convertible preferred stock or common stock were declared by the Board for any period presented.

Liquidation

Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, owners of Series B Preferred Stock will be entitled to receive, prior and in preference to owners of Series A Preferred Stock and Common Stock, an amount per share equal to the sum of the original issue price of $6.06 for the Series B Preferred Stock (as adjusted for any stock dividends, splits, combinations, recapitalizations, and the like) plus any declared and unpaid dividends. If upon occurrence of any such event, the assets and funds of the Company legally available for distribution are insufficient to permit payment of the aforesaid preferential

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

amounts, then the assets and funds of the Company legally available for distribution shall be distributed ratably among the owners of Series B Preferred Stock in accordance with the preferences noted above.

On completion of the distribution to owners of Series B Preferred Stock, the owners of Series A Preferred Stock will be entitled to receive, prior to and in preference to the owners of Common Stock, an amount per share equal to the sum of the original issue price of $1.4918 for the Series A Preferred Stock (as adjusted for any stock dividends, splits, combinations, recapitalizations, and the like) plus any declared and unpaid dividends. If upon occurrence of any such event, and on completion of the distribution to owners of Series B Preferred Stock, the remaining assets and funds of the Company legally available for distribution are insufficient to permit payment of the preferential amounts to owners of Series A Preferred Stock, then the assets and funds of the Company legally available for distribution shall be distributed ratably among the owners of Series A Preferred Stock in accordance with the preferences noted above.

After fulfillment of the aforesaid preferences, any remaining assets of the Company legally available for distribution shall be distributed ratably to the holders of Common Stock.

The following shall be deemed to be a liquidation, dissolution or winding up of the Company:

(A) The closing of the sale, transfer, exclusive license or other disposition of all or substantially all of the Company’s assets,

(B) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company, immediately prior to such merger or consolidation, continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

(C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company’s securities), of the Company’s securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or surviving or acquiring entity), or

(D) a liquidation, dissolution or winding up of the Company.

Conversion

Each share of both Series B Preferred Stock and Series A Preferred Stock is convertible at the option of the holder, according to a conversion ratio calculated by dividing the applicable original issue price by the applicable conversion price. Each share of Preferred Stock automatically converts into the number of shares of Common Stock in to which such shares are convertible at the then effective conversion ratio upon: (1) the closing of a public offering of Common stock in which the aggregate public offering price equals or exceeds $18.18 per share (as adjusted for any stock dividends, splits, combinations, recapitalizations, and the like) and $30,000 in the aggregate, or (2) the written consent or agreement of the holders of a majority of the then outstanding Preferred stock provided, however, that the conversion of the shares of Series B Preferred Stock requires the written consent of the holders of a majority of the then outstanding shares of Series B Preferred Stock. The per share effective purchase price of the Series A Preferred Stock is $1.49 and the Series B Preferred Stock is $6.06. The per share conversion prices of the Series A Preferred Stock is $1.49 and the Series B Preferred Stock is $6.06.

(b)	Common Stock

The Company’s Articles of Incorporation authorize the Company to issue 30,670,000 shares of Common Stock at a par value of $0.0001. The Company issued 7,500,000 shares of its Common stock to the founders and employees under its stock purchase agreement, some of which are subject to certain repurchase provisions. As of

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

December 31, 2006 and 2005, 1,210,286 and 3,083,973 shares, respectively, are subject to repurchase. For the majority of such shares of Common Stock subject to such repurchase rights, the right of repurchase lapses with respect to the first 25% of the shares subject to repurchase when the stockholder completes 12 months of continuous service after the vesting commencement date. The right of repurchase after the first 12 months lapses at a rate of 1/48 per month as the stockholder completes each month of continuous service.

As discussed in footnote 2(m), the Company’s stock option plan allows certain employees to exercise options prior to their having vested. Upon the exercise of an option prior to its vesting, the Company has a right to repurchase the shares at the option’s original exercise price. For shares that have been exercised prior to vesting, the Company has recorded a liability for an amount equal to the consideration received. As of December 31, 2006 and 2005, 1,207,062 and 878,267 shares were exercised but not yet vested, and the related liability was $576 and $111, respectively, which is reflected in the accompanying consolidated balance sheetss.

In November, 2006 the Company issued 175,000 shares of Common Stock valued at $7.50 per share as part of an agreement to purchase technology.

(10)	Stock Options and Stock-Based Compensation

In September 2004, the Company adopted the 2004 Stock Option Plan (“the Plan”), which authorizes 2,490,000 shares of common stock for the granting of stock options. The Plan was amended by the board in October 2004 to authorize an additional 727,500 shares, and in January and August 2006 to authorize an additional 799,580 and 1,500,000 shares respectively, bringing the total number of authorized shares to 5,517,080 (2005 and 2004: 3,217,500). The Plan provides for the granting of stock options to employees, consultants, and directors of the Company. Options granted under the Plan may be either incentive stock options or non-statutory stock options. Incentive stock options (ISO) may be granted only to Company employees (including officers and directors who are also employees). Non-statutory stock options (NSO) may be granted to Company employees, consultants and directors.

Options under the Plan may be granted for periods up to 10 years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the board of directors, provided; however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of estimated fair value of the shares on the date of grant, respectively; and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options generally become exercisable in monthly equal increments over a four-year vesting period subject to a first year vesting of 25% upon the first year vesting anniversary and expire at the end of 10 years from the date of grant or sooner if the optionee’s service is terminated by the Company.

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

Effective January 1, 2006 the Company adopted SFAS No. 123(R), Share-Based Payment requiring that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the Prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Therefore, prior years’ financial statements have not been restated. Total non-cash, stock based compensation expense net of related tax effect was $2,496 (unaudited) and $1,014 for the six months ended June 30, 2007 and year ended December 31, 2006, respectively, and is reflected in the accompanying consolidated statement of operations in the same expense categories as the base compensation for key employees as follows:

	Six Months
	Ended	Year Ended
	June 30,	December 31,
	2007	2006
	(Unaudited)

Research and development	$578	$197
Sales and marketing	1,256	482
General and administrative	662	335

Total compensation expense	$2,496	$1,014

As of June 30, 2007 and December 31, 2006 the Company had $19,341 (unaudited) and $16,757, respectively, of unrecognized compensation expense related to unvested options, based upon an assumed average future forfeiture rate of 12% per year, which will be recognized over a weighted-average period of approximately 4 years.

No compensation cost was recognized in the accompanying consolidated financial statements of operations prior to 2006 on stock options granted to employees, since all options granted under the Company’s stock option plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted-average assumptions:

	June 30,	December 31,
	2007	2006
	(Unaudited)

Fair value of common stock	$10.25 - $11.00	$0.35 - 9.84
Risk free interest rate	4.71%	4.71%
Expected term (in years)	7 yrs	7 yrs
Dividend yield	—	—
Volatility	70%	70%
Weighted average grant date fair value	9.81	7.36

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

A summary of stock option activity for the years ended December 31, 2006 2005 and 2004 under the Plan is as follows:

			Weighted-
			Average
	Available	Options	Exercise
	for Grant	Outstanding	Price

Balance as of company inception	—	—	$—
Shares reserved	3,217,500	—	—
Granted	(1,563,389)	1,563,389	0.07
Exercised	—	(398,263)	0.04

Balance as of December 31, 2004	1,654,111	1,165,126	$0.08

Additional shares reserved	—	—	—
Granted	(1,428,000)	1,428,000	0.15
Exercised	—	(850,000)	0.13
Forfeited	92,500	(92,500)	0.12

Balance as of December 31, 2005	318,611	1,650,626	$0.11

Additional shares reserved	2,299,580	—	1.52
Granted	(2,428,562)	2,428,562	0.66
Exercised	—	(979,918)	0.55
Repurchased	20,017	(20,017)	0.15
Forfeited	346,096	(346,096)	0.16

Balance as of December 31, 2006	555,742	2,733,157	$0.43

Granted	(542,500)	542,500	1.52
Exercised	—	(105,242)	1.09
Forfeited	197,550	(197,550)	0.47

Balance at June 30, 2007 (unaudited)	210,792	2,972,865	$0.60

Options exercised during the year ended December 31, 2006 had an aggregate intrinsic value of $8,351.

During the year ended December 31, 2006, shares with an aggregate fair value of $362 vested during the year. Payments under share-based liabilities were not material during the year.

As of December 31, 2006 there were 418,638 shares vested and outstanding with a weighted average exercise price of $0.16, a weighted-average remaining contractual life of 8.16 years, and aggregate intrinsic value of $4,052. As of June 30, 2007 there were 938,397 (unaudited) shares vested and outstanding. Aggregate intrinsic value of options outstanding and options exercisable was $31,000 (unaudited) and $22,800 (unaudited), respectively, as of June 30, 2007. Aggregate intrinsic value of options outstanding and options exercisable was $25,715 and $15,134, respectively, as of December 31, 2006.

SLING MEDIA, INC.

Notes to Consolidated Financial Statements — (Continued)

The Plan provides the right to early exercise options granted which may not have vested, however this feature excludes non-US employees. The Plan also provides that the Company can repurchase those unvested options that were not exercised as of an employee’s termination date at the original exercise price. The table below reflects those options that are exercisable as of December 31, 2006 taking these factors into account, and also reflects those shares not exercisable and unvested.

	Options Outstanding
		Weighted
		Average
		Remaining	Options
		Contractual	Exercisable
Exercise Price	Shares	Life (Years)	Shares

$0.02	147,750	7.67	17,484
0.08	202,188	7.75	17,851
0.15	808,688	8.19	358,774
0.35	38,000	9.03	7,728
0.43	393,000	9.31	315,832
0.73	422,031	9.67	383,031
0.76	721,500	9.89	525,000

	2,733,157		1,625,700
	Less shares exercisable but unvested		(1,207,062)

	Shares vested		418,638

(11)	Employee Benefit Plans

The Company sponsors a 401(k) Employee Savings Plan (“the 401(k) Plan”) for eligible employees. Employees may make voluntary contributions to the 401(k) Plan, however the Company does not match contributions of the employees, nor are there any discretionary contributions on behalf of the Company to the plan.

(12)	Subsequent Events

During September 2007, the Company entered into a Revolving Credit Agreement pursuant to which the Company issued Convertible Notes (“the Notes”) payable to a lender in the aggregate principal amount of $5,000. A Director of the Company is a General Partner of the lender. The Notes bore interest at 9% with a stated maturity of June 2008. The Notes were automatically convertible into equity securities issued in the Company’s next financing, defined as the sale by the Company of its equity securities for gross proceeds of not less than $15,000 (including the $5,000 aggregate principal and interest outstanding under the Notes). If said financing were not to occur by June 7, 2008, then, at the option of the lender, the notes were convertible into Series B Preferred Stock at $6.06 per share subject to anti-dilution adjustments. The aggregate principal and interest outstanding under the Notes was repaid by EchoStar Communications Corporation in connection with its acquisition of Sling Media, Inc.

On October 15, 2007, EchoStar Communications Corp. acquired Sling Media, Inc. for $380,000 in cash and stock options.